Form 20-F
period 2002-12-31
KOREA THRUNET CO LTD
filed 2003-07-15
CIK 1097714

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from __________ or __________

Commission file number: __________

                             KOREA THRUNET CO., LTD.
             (Exact name of registrant as specified in its charter)

                              The Republic of Korea
                 (Jurisdiction of incorporation or organization)

                              1337-20, Seocho-2dong
                                    Seocho-ku
                              Seoul, Korea 137-751
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

         Title of Each Class                         Name of each exchange
                                                     on which registered
                                                     as of December 31, 2002

Class A common shares, par value Won 2,500 per share ................. The
Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A common shares, par value Won 2,500 per share.................77,635,260

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has selected to follow.

         Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                                            Page
                                                                                                                            ----
PART I..............................................................................................................          2

   ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................................          2
   ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE.................................................................          2
   ITEM 3 - KEY INFORMATION.........................................................................................          2
   ITEM 4 - INFORMATION ON THE COMPANY..............................................................................         12
   ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................................         24
   ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................................         31
   ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......................................................         36
   ITEM 8 - FINANCIAL INFORMATION...................................................................................         39
   ITEM 9 - THE OFFER AND LISTING...................................................................................         42
   ITEM 10 - ADDITIONAL INFORMATION.................................................................................         44

PART I..............................................................................................................         56

   ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................................         57
   ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................................         57

PART II.............................................................................................................         58

   ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................................         58
   ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........................         58
   ITEM 15 - CONTROLS AND PREOCEDURES...............................................................................         58
   ITEM 16 - [RESERVED].............................................................................................         58

PART III............................................................................................................         59

   ITEM 17 - FINANCIAL STATEMENTS...................................................................................         59
   ITEM 18 - FINANCIAL STATEMENTS...................................................................................         59
   ITEM 19 - EXHIBITS...............................................................................................         59

                              CURRENCY TRANSLATION

     In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with U.S. GAAP for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002. Solely for the convenience of the reader, this annual report contains translations of certain Won amounts into Dollars at specified rates. All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2002, which was Won 1,186.3 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See "Item 3-Key Information-Exchange Rates Information" for information regarding the rates of exchange between the Won and the Dollar. On June 20, 2003, the noon buying rate was Won 1,190.6 to US$1.00.

                           FORWARD-LOOKING INFORMATION

     We have made forward-looking statements in this annual report, all of which are subject to risks and uncertainties. Forward-looking statements contain information concerning our possible or assumed business success or future results of operations. Forward-looking statements include, but are not limited to, statements as to our expectations regarding:

     -    our future revenue opportunities;

     -    development by us or our competitors of new products or services;

     -    the future growth of our subscriber base;

     - our future expense levels, including sales and marketing and general and administrative expenses and amortization of goodwill and other intangibles;

     -    our future capital needs;

     -    future strategic partnerships or acquisitions; and

     -    future financial performance.

     When we use words such as "believe," "expect," "anticipate" or similar words, we are making forward-looking statements.

     We do not intend or assume any obligation to update these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3-Key Information-Risk Factors" and elsewhere in this annual report.

                                   REFERENCES

     All references to "Korea" herein are references to The Republic of Korea. All references to "Thrunet," "we," "us" or "our" herein are references to Korea Thrunet Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Class A common shares of Thrunet, par value Won 2,500.

                                     PART I

         ITEM 1 -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

                ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

                            ITEM 3 -- KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The selected consolidated financial and other data set forth below should be read in conjunction with our consolidated financial statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, including the notes thereto, and "Item 5--Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements. Our consolidated financial statements (before restatement resulting from discontinued operations) as of December 31, 2000 and for the fiscal year ended December 31, 2000 were audited by KPMG Samjong Corp., independent certified public accountants. The report of KPMG Samjong Corp. on the consolidated financial statements as of December 31, 2000 and for the fiscal year ended December 31, 2000, (1) contains an emphasis paragraph related to the adverse economic conditions in the Republic of Korea in recent years and in the Asia Pacific region in general, (2) refers to a change in our method of revenue and expense recognition related to installation fees and costs, and (3) contains an explanatory paragraph regarding the existence of substantial doubt about Thrunet's ability to continue as a going concern. Our consolidated financial statements as of December 31, 2001 and 2002 and for the fiscal years ended December 31, 2001 and 2002 and the restatement of our consolidated financial statements for the year ended December 31, 2000 were audited by Samil Accounting Corporation, a member firm of PricewaterhouseCoopers, independent certified public accountants. The report of Samil Accounting Corporation on the consolidated financial statements as of and for the fiscal years ended December 31, 2001 and 2002, (1) contains an emphasis paragraph related to the adverse economic conditions in the Republic of Korea and in the Asia Pacific region and
(2) refers to the Company's filing of a voluntary petition for corporate reorganization in Korea and contains an explanatory paragraph regarding the existence of substantial doubt about Thrunet's ability to continue as a going concern as a result of the uncertainties inherent in the bankruptcy process and the Company's recurring losses from operations.

     In July 2001, our board of directors approved a plan to dispose of our cable television services business (which we had operated from January 2000). As a result, we disposed of our interest in seven companies, including six cable system operator subsidiaries, during 2001 and restated the results of operations of such disposed subsidiaries for 2000 and 2001 as discontinued operations in accordance with Accounting Principle Board Opinion No. 30. See Notes 1 and 4 to our consolidated financial statements for more details.

     In August 2002, our shareholders approved a plan to dispose of our enterprise network business (which we had operated from July 1997). As a result, we sold the assets related to our enterprise network services to SK Global Co., Ltd. in October 2002 and restated the results of operations of such disposed business for 1998, 1999, 2000, 2001 and 2002 as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144. See Notes 1 and 4 to our consolidated financial statements for more details.

                                                                   YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------------------
                                             1998           1999           2000            2001           2002            2002
                                          ----------     ----------    ------------    -----------   -------------    -----------
                                              (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                             AND PER SHARE, HOMES PASSED AND END USER DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues:
  Broadband Internet services...........       W 781       W 19,963       W 142,346      W 360,888       W 418,202    $   352,527
  Portal services.......................          --             --           3,015          7,723          6,079           5,124
                                          ----------     ----------    ------------    -----------   -------------    -----------
                                                 781         19,963         145,361        368,611         424,281        357,651
Costs and expenses:
  Operating costs, excluding

                                                                   YEARS ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------------------
                                             1998            1999          2000            2001           2002            2002
                                          ---------       ----------   ------------    -----------   -------------    -----------
                                              (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                             AND PER SHARE, HOMES PASSED AND END USER DATA)
    Depreciation and amortization:
    Broadband Internet..................           --         22,920        144,947        293,698         262,209        221,031
    Portal services.....................           --             --          4,888         11,719          24,515         20,665
  Selling, general and administrative...          781         17,131         48,226         42,870          40,343         34,008
  Depreciation and amortization........           659         10,147         60,765        107,026         104,646         88,212
  Impairment loss on intangible
   assets, property and equipment.......           --             --             --         23,717          27,261         22,979
                                          -----------    -----------   ------------    -----------   -------------    -----------
                                                1,440         50,198        258,827        479,030         458,974        386,895
                                          -----------    -----------   ------------    -----------   -------------    -----------
    Operating loss......................         (659)       (30,235)      (113,465)      (110,419)        (34,692)       (29,244)
Other income (deductions):
  Interest income.......................          834          2,224          3,988          3,297           5,167          4,355
  Interest expense......................         (832)        (6,559)       (23,662)       (72,833)        (81,259)       (68,498)
  Gain (loss) on foreign exchange
      transactions, net.................          787           (492)        (1,320)        (3,870)          5,755          4,851
  Gain (loss) on disposition of
    investments, net....................           --             --          6,945         (3,164)           (965)          (814)
  Impairment loss on investments........           --             --        (47,397)        (4,594)        (28,930)       (24,387)
  Gain (loss) on disposition of
    property and equipment, net.........           --             --          2,072            312         (35,660)       (30,059)
  Other, net............................           34            760           (785)         3,528         (17,469)       (14,725)
                                          -----------    -----------   ------------    -----------   -------------    -----------
                                                  823         (4,068)       (60,158)       (77,324)       (153,361)      (129,277)
                                          -----------    -----------   ------------    -----------   -------------    -----------
Loss from continuing operations
   before taxes, equity in loss
   of affiliates and minority
   interest.............................          164        (34,302)      (173,623)      (187,742)       (188,053)      (158,521)
Equity in loss of affiliates, net.......                                     (9,902)        (8,357)         (6,215)        (5,239)
Minority interest ......................           --             --            197          1,075           2,842          2,396
Income tax expense (benefit)............          (73)        (4,775)           582             --             131            111
                                          -----------    -----------   ------------    -----------   -------------    -----------
Net loss from continuing operations.....  W       237    W   (29,527)  W   (183,910)   W  (195,024)  W    (191,557)   $  (161,475)
                                          ===========    ===========   ============    ===========   =============    ===========
Discontinued operations:
   Loss from discontinued
    operations..........................       (7,966)        (6,453)       (56,174)       (74,052)        (51,960)       (43,800)
   Gain (loss) from disposals ..........           --             --             --          6,016         (63,775)       (53,759)
                                          -----------    -----------   ------------    -----------   -------------    -----------
Net income (loss) from discontinued
  operations ...........................       (7,966)        (6,453)       (56,174)       (68,036)       (115,735)       (97,559)
                                          ===========    ===========   ============    ===========   =============    ===========
Extraordinary item:
    Gain on extinguishment of debt......           --             --             --             --             870            734
    Loss on retirement of bond..........           --         (1,647)            --             --        (129,681)      (109,316)
                                          -----------    -----------   ------------    -----------   -------------    -----------
Net loss................................  W    (7,729)   W   (37,627)  W   (240,084)   W  (263,060)  W    (436,103)   $  (367,616)
                                          ===========    ===========   ============    ===========   =============    ===========
Weighted average number of shares
  outstanding(1)........................   17,600,000     18,496,561     23,985,953     32,150,106      57,563,294     57,563,294

Basic and diluted loss from
 continuing operations per
 common share...........................           13         (1,596)        (7,667)        (6,066)         (3,328)         (2.81)
Basic and diluted net income (loss)
  from discontinued operations per
  common share..........................         (451)          (349)        (2,342)        (2,116)         (2,010)         (1.69)
Extraordinary item......................           --             --             --             --          (2,238)         (1.89)
Basic and diluted net loss per
 common share...........................  W      (438)   W    (2,034)  W    (10,009)   W    (8,182)  W      (7,576)    $    (6.39)
                                          ===========    ===========   ============    ===========   =============    ===========
Cash dividends declared per
 share of common share .................           --             --             --              --              --             --
                                          -----------    -----------   ------------    -----------   -------------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............  W    38,087    W   190,125   W     39,443    W   156,526   W      55,226    $    46,553
Working capital.........................       (4,950)        42,086       (493,877)      (403,383)       (487,866)      (411,250)
Total assets............................      298,515        976,867      1,458,725      1,567,256         764,051        644,063
Net assets..............................      136,784        528,346        167,322        142,971         (80,608)       (67,949)
Bonds...................................           --        125,278        412,806        335,383         133,942        112,908
Long-term debt, excluding
  current portion.......................      102,967         93,122        238,865        377,732           1,863          1,570
Common stock............................      132,000        179,895        179,895        256,602         194,088        163,608
Total stockholders' equity..............      136,784        528,346        167,322        142,971         (80,608)       (67,949)

OTHER DATA:
Capital expenditures....................  W    72,312    W   165,965   W    679,763    W   259,114   W      48,456    $    40,847
Net cash provided (used) in
operating activities....................      (18,923)       (28,166)       (35,067)       (35,841)         28,517         24,037
Net cash provided (used) in
investing activities....................     (106,583)      (268,108)      (724,892)      (213,219)        396,276        334,045

                                                                   YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------------------
                                             1998           1999           2000            2001           2002            2002
                                          ----------     ----------    ------------    -----------   -------------    -----------
                                              (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                             AND PER SHARE, HOMES PASSED AND END USER DATA)
Net cash provided (used) by
   financing activities.................     125,632        448,312         609,278        366,144        (526,094)      (443,473)
EBITDA(2)...............................      (1,245)       (11,383)       (159,063)       (86,498)       (265,134)      (223,496)
Homes passed(3).........................   2,300,000      3,900,000       6,500,000      8,300,000       8,500,000      8,500,000
Broadband Internet end users............      12,012        134,740         760,822      1,312,248       1,301,620      1,301,620

----------

     (1) The weighted average number of shares outstanding for each of 1998, 1999, 2000, 2001 and 2002 has been adjusted for the three-for-one reverse stock split implemented by the Company in December 2002.

     (2) EBITDA represents income (loss) before interest income, interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not a measure of financial performance under U.S. GAAP and is not intended to represent cash flow for the period, nor has it been presented as an alternative to operating income (loss) or net income
          (loss) as an indicator of operating performance. The items of net income (loss) excluded from EBITDA are significant components in understanding and assessing our financial performance, and our computation of EBITDA may not be comparable to other similarly titled measures of other companies. See "Item 5--Operating and Financial Review and Prospects" and our consolidated statements of cash flows contained elsewhere in this annual report.

     (3) Refers to the number of homes that may be immediately connected to a hybrid fiber coaxial, or HFC, network system.

EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

                                       AT END           AVERAGE
  YEAR ENDED DECEMBER 31,             OF PERIOD         RATE(1)          HIGH           LOW
------------------------------        ---------       ----------       --------      ---------
                                                          (WON PER US$1.00)
1998.....................              W1,206.0         W1,404.7       W1,812.0       W1,196.0
1999.....................               1,136.0          1,187.7        1,241.8        1,124.5
2000.....................               1,267.0          1,140.0        1,267.0        1,105.5
2001.....................               1,313.5          1,293.4        1,369.0        1,234.0
2002.....................               1,186.3          1,242.0        1,332.0        1,160.6
2003 (through June 20)                  1,190.6          1,207.2        1,262.0        1,164.6

                                                       AT END
MONTH ENDED                                           OF PERIOD          HIGH            LOW
-----------                                          ---------       ---------        ---------
December 2002............                            W 1,186.3       W 1,221.0        W 1,186.3
January 2003.............                              1,165.0         1,197.3          1,164.6
February 2003............                              1,193.7         1,206.0          1,173.0
March 2003...............                              1,252.0         1,260.0          1,184.6
April 2003...............                              1,215.5         1,262.0          1,204.0
May 2003.................                              1,210.0         1,217.0          1,192.0

----------

     (1) The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

D.       RISK FACTORS

     Our business, financial condition or results of operations are subject to various changing competitive, economic, political and social factors, including those discussed below. In particular, Thrunet is a Korean company and is governed by a legal and regulatory environment which in some respects may differ from that which prevails in other countries.

RISKS RELATED TO OUR BUSINESS

WE HAVE COMMENCED REORGANIZATION PROCEEDINGS UNDER THE CORPORATE REORGANIZATION ACT OF KOREA.

     On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea and appointed a receiver to conduct and manage our business while we are in reorganization proceedings. See "Item 4--Information on the Company--History and Development of the Company--Commencement of Reorganization Proceedings" for more information on the reorganization proceeding procedures.

     As a result of the rapid expansion of our business and continued operating losses since our incorporation, we have significant debt and debt service obligations. As of March 31, 2003, on a non-consolidated basis, our aggregate long-term and short-term indebtedness was Won 625,805.9 million, including short-term indebtedness (including the current portion of long-term debt and the current portion of bonds) of Won 239,191.5 million and accounts payable of Won 114,101.8 million. As of March 31, 2003, on a non-consolidated basis, we had cash and cash equivalents of Won 72,812.2 million and accounts receivable (net of allowance for doubtful accounts) of Won 64,977.1 million. As of the same date, our total current liabilities exceeded our total current assets by Won 354,995.6 million.

     Pursuant to the Corporate Reorganization Act of Korea, we received reorganization claims from our creditors. As of April 25, 2003, the aggregate amount of reorganization claims from our creditors was approximately Won 1,080 billion, of which we accepted as valid claims the amount of Won 645 billion and rejected the remaining amount of Won 435 billion. The holders of such rejected claims may file any objections to the bankruptcy court within one month from June 25. Based on the result of the review by the court of such objections, a portion of such rejected claims may be included in the accepted claims. The final accepted claims will be later satisfied or dismissed or converted into equity interests in part or in whole according to a corporate reorganization plan if and when such plan is adopted. Until such time, we are prohibited from making any voluntary payment or other act to satisfy any of such claims and we are by operation of Korean law afforded automatic protection from third parties taking any action to obtain possession of our property or commence litigation against us.

     We cannot assure that the proposed reorganization will be successful or that we will be able to emerge from the reorganization proceedings as a going concern and not be forced to terminate or liquidate our operations. If the reorganization plan is consummated or if we are liquidated, it would almost certainly result in (i) our creditors receiving less than 100% of the face value of their claims, and (ii) in the claims of our equity holders being cancelled in whole in the case of our liquidation or the following events in the case of the reorganization plan being consummated: (x) if our debts exceed our assets, a capital reduction by way of a reverse stock split in a ratio exceeding 2:1 will be effected, which will result in the shares held by each shareholder being reduced by more than 50% in number without consideration, and (y) if the controlling shareholders are found to have been responsible for the mismanagement of Thrunet, their shares may be retired up to more than two-thirds (2/3) thereof without consideration. Even if the court-appointed receiver proposes a plan and it is accepted, we are unable to predict at this time what treatment would be accorded under any such plan to our shareholders, creditors and security holders. In addition, during the reorganization proceedings, we would need court approval to take many actions out of the ordinary course, which could adversely impact our ability to manage the normal operations of the company and which would cause us to incur additional costs associated with the reorganization proceedings.

KOREA.COM COMMUNICATIONS CO., LTD., OUR SUBSIDIARY, ALSO COMMENCED REORGANIZATION PROCEEDINGS UNDER THE CORPORATE REORGANIZATION ACT OF KOREA.

     On April 1, 2003, the Bankruptcy Division of the Seoul District Court granted Korea.com Communications its petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. Since we established Korea.com Communications and transferred our Korea.com portal business to it in June 2001, Korea.com Communications has provided Korea.com portal services and other related services to its own and our subscribers. We currently own 91.95% of the voting shares in Korea.com Communications. As of March 31, 2003, Korea.com Communications owed us approximately Won 7,593.0 million, including Won 5,528 million in loan payable, Won 1,962.0 million in accounts payable and Won 102.0 million in interest payable. We also provided guarantees in the amount of approximately Won 9,405.0 million for the repayment of certain short-term borrowings and long-term debt of Korea.com Communications. Korea.com Communications is subject to the same restrictions and procedures under the Corporate Reorganization Act of Korea as we are.

     We cannot assure that Korea.com Communications' proposed reorganization will be successful or that Korea.com Communications will be able to emerge from the reorganization proceedings as a going concern and not be forced to terminate or liquidate its operations. If the reorganization plan is consummated or if it is liquidated, we would almost certainly receive less than 100% of the face value of our claims, and the value of our equity holding in Korea.com Communications will significantly decrease if it is not cancelled in whole. Even if its receiver proposes a plan and it is accepted, we are unable to predict at this time what treatment would be accorded under any such plan to us. Regardless of whether Korea.com Communications will emerge from reorganization proceedings as a going concern or be forced to liquidate its operations, Korea.com Communications' commencement of reorganization proceedings will have an adverse impact on our business, financial condition and results of operations.

WE OR OUR BUSINESS MAY BE ACQUIRED.

     We or our business may be acquired by our competitors or other companies which plan to enter the broadband Internet access market. If only our business is acquired, we will be liquidated and cease to exit. Upon such liquidation, all of our assets, including the proceeds from the sale of our business, will be first allocated to satisfy our debts and other liabilities and the remaining assets, if any, will be distributed to our shareholders pursuant to the rules and regulations of the Commercial Law and Bankruptcy Act of Korea. If we are acquired and merged into an acquiring company, our shareholders may receive shares in the acquiring company, cash or other form of consideration, if any, for their equity holding in us.

     We cannot assure that we or our business will be acquired on terms favorable to our creditors or shareholders, or at all. Even if we or our business are acquired, we cannot predict how much our creditors and shareholders will receive for their claims and equity interests in us, if at all.

WE HAVE EXPERIENCED CONTINUING OPERATING LOSSES AND WE MAY INCUR ADDITIONAL LOSSES.

     We have incurred operating losses in each year since our incorporation. We incurred operating losses of Won 0.7 billion, Won 30.2 billion, Won 113.5 billion, Won 110.4 billion and Won 34.7 billion in 1998, 1999, 2000, 2001 and 2002, respectively. These operating losses resulted primarily from the significant infrastructure, marketing, technology and other costs incurred in the development of our services. In order to reduce our operating losses and eventually achieve operating income, we will need to continue to expand our end user base and increase our revenues. We cannot assure you that we will achieve the end user or revenue growth necessary to achieve or sustain operating income in the foreseeable future.

OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY MAY BE ADVERSELY AFFECTED BY A DECLINE IN PRICES FOR OUR SERVICES OR INSUFFICIENT EXPANSION OF OUR END USER BASE.

     The prices of communications services and products in general and Internet access fees in particular have fallen historically, and we expect them to continue to fall. In 2002, Internet access fees accounted for 23.7% of our revenues. We anticipate that competitive pressures to reduce Internet access fees will increase in the future. We have taken a number of steps to reduce our network infrastructure costs, including entering into a long term international bandwidth lease agreement and leasing dark fiber for our fiber optic backbone instead of leasing bandwidth capacity. However, we believe that in order to achieve and maintain profitability, we will need to continue to expand our end user base and maintain adequate pricing levels. We cannot assure you that we will be successful in further expanding our end user base or that prices for our services will not fall more sharply or at a faster rate than we anticipate. Failure to maintain adequate pricing levels or to achieve sufficient expansion of our end user base could have a material adverse effect on our revenues and the overall profitability of our business.

OUR SUCCESS DEPENDS TO A SIGNIFICANT EXTENT UPON THE CAPACITY, RELIABILITY AND SECURITY OF NETWORK INFRASTRUCTURE OVER WHICH WE HAVE LIMITED CONTROL.

    Our success will depend to a significant extent upon the capacity, reliability and security of the infrastructure used to carry data between our end users and the Internet. The majority of our broadband Internet services end users are linked to our fiber optic backbone by the HFC network we lease from Powercomm Corporation and certain of our system operator partners. We also lease bandwidth from Powercomm. We lease from Korea Electric Power Corporation, referred to as "KEPCO", ancillary facilities such as electric poles, ducts and nodes for use in building our own metropolitan and local loop networks and installing the portions of our HFC network that we own. We have limited control over the quality and maintenance of the portions of our network infrastructure that we lease from Powercomm, KEPCO and certain of our system operator partners. We are working closely with Powercomm, KEPCO and certain of our system operator partners to maintain the quality of our leased network infrastructure. In addition, we have increased our control over our network infrastructure by leasing dark fiber for our fiber optic backbone from SK Telecom Co., Ltd.. Nevertheless, failure by Powercomm to properly maintain its fiber optic network, by Powercomm and certain of our system operator partners to properly maintain the HFC network we lease from them or by KEPCO to properly maintain the ancillary facilities could result in disruptions in the delivery of our services or reduced data transmission quality. Any such service disruptions or reductions in transmission quality could have a material adverse effect on our reputation and competition with other broadband Internet services providers.

TERMINATION OR NON-RENEWAL OF OUR NETWORK INFRASTRUCTURE LEASES COULD RESULT IN INCREASED COSTS OR SUBSCRIBER LOSS.

     We lease ancillary facilities, including electric poles, ducts and nodes, from KEPCO. With respect to each pole, the ancillary facilities agreement has an automatically renewable one-year term beginning on the date on which we commence using such pole. We began leasing dark fiber for our fiber optic backbone from SK Telecom in January 2000 to replace, or make redundant, bandwidth capacity leased from Powercomm. Our dark fiber lease with SK Telecom expires in 2004. We cannot provide any assurance that our ancillary facilities lease from KEPCO and our dark fiber lease from SK Telecom will be renewed on terms acceptable to us, if at all. Non-renewal or early termination of one or more of our network infrastructure leases could result in increased operating costs and constrain our data transmission capacity over portions of our fiber optic backbone.

SYSTEM INSTABILITY MAY ADVERSELY AFFECT SERVICE QUALITY.

     Maintaining high quality data transmission with minimal service disruptions or interference is critical to our ability to attract and retain Internet services end users. The principal determinants of data transmission quality over our broadband Internet services network are maintenance of the integrity of our fiber optic backbone, metropolitan and local loops and HFC network, the subscriber density within a service area and the quality of the installation of coaxial cable by our third party installation companies or system operator partners.

     Construction and repairs conducted by Powercomm on its HFC network or by KEPCO on its ancillary facilities may result in service disruptions to Internet services end users. In addition, variations in the quality of the installation of coaxial cable by Powercomm, our system operator partners or us have resulted in certain end users experiencing transmission interference or service disruptions. We have been working closely with Powercomm, KEPCO and our system operator partners to maintain the quality of our system at levels generally adequate for our services. Nevertheless, we cannot assure you that our end users will not, from time to time, experience inconsistent quality of service. In addition, adverse publicity regarding transmission interference or service disruptions may deter potential new subscribers from choosing our services. Any failure to maintain a consistently high quality of service could have a material adverse impact on our business, financial condition and results of operations.

A MAJORITY OF OUR ASSETS IS NOT INSURED AGAINST FIRE AND OTHER CASUALTY LOSSES.

     As of December 31, 2002, the book value of our property and equipment, net of accumulated depreciation, was Won 500.7 billion. As of the same date, our depreciable assets were insured against fire and other casualty losses only up to Won 236.5 billion, representing approximately 47.2% of the net book value of our property and equipment. Any damage to our uninsured assets or any damage to our assets in excess of the insurance coverage amount may have a material adverse effect on our business.

IF WE EXPERIENCE SYSTEM FAILURE OR SHUTDOWN, WE MAY NOT BE ABLE TO DELIVER SERVICES.

     Our success depends upon our ability to deliver reliable, high-speed access to the Internet over our broadband Internet services network. Our broadband Internet services network is vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures, network software flaws, transmission cable cuts and similar events. We have designed our network to minimize the risk of such system failure, for instance, with redundant circuits among points-of-presence to allow traffic rerouting. In addition, we perform lab and field-testing before integrating new and emerging technology into our broadband Internet services network, and we engage in capacity planning. Nonetheless, we cannot assure you that we will not experience failures or shutdowns relating to individual points-of-presence or even catastrophic failure of our entire broadband Internet services network. In general, any failure of our broadband Internet services network, our servers, or any link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations could have a material adverse effect on our business, financial condition and results of operations.

     We carry fire and gas accident insurance to protect us against losses due to personal injury and property damage. However, we do not carry business interruption insurance. In any event, significant or prolonged system failures or shutdowns for any reason could damage our reputation and result in the loss of subscribers.

OUR SHARES HAVE BEEN DELISTED FROM THE NASDAQ STOCK MARKET.

     As a result of the commencement of our corporate reorganization proceedings, we received a Nasdaq delisting determination on April 3, 2003, indicating that the Panel has determined to delist our securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.

     Trading of our shares may be conducted in the over-the counter market in the so-called "pink sheets" or, if available, the OTC Bulletin Board or another quotation system or exchange on which we could qualify. However, any of these alternatives to a listing on the Nasdaq National Market would impair the liquidity of our shares, not only in the number of our shares which could be bought and sold, but also through delays in the timing of transactions, greater difficulty in disposing of our shares and obtaining accurate quotations and reduction in security analysts' and the news media's coverage of our company. The prices of our shares may be lower than those that might otherwise be available through the Nasdaq National Market.

RISKS RELATED TO OUR INDUSTRY

WE FACE A HIGH LEVEL OF COMPETITION IN THE INTERNET ACCESS MARKET.

     The market for Internet access and related services in Korea is very competitive. We anticipate that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential size of the Internet access market has attracted many new start-ups as well as established businesses from different industries. Our current and prospective competitors include other Internet service providers, long distance and local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and online service providers. Some of these competitors have a significantly greater market presence, brand recognition and financial, technical and personnel resources than us.

     Broadband Internet services. KT Corp. (previously known as Korea Telecom Corp.) and Hanaro Telecom, Inc. are our primary competitors in the broadband Internet services market in Korea. KT provides broadband Internet access services via asymmetric digital subscriber line, or ADSL. KT, the largest telephony services provider in Korea, has extensive telephone and fiber optic backbone networks throughout Korea and has significantly greater resources than we do. Currently, KT is the leading broadband Internet access services provider in Korea, with a market share of approximately 48.5% as of May 31, 2003.
Hanaro Telecom provides ADSL and cable-based broadband Internet access services and had a market share of approximately 26.9% as of May 31, 2003. We had a market share of approximately 11.6% as of May 31, 2003.

TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS COULD RENDER OUR SERVICE OFFERINGS OBSOLETE.

     The market for Internet access and related services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product and service offerings. Our future success will depend, in part, on our ability to effectively use and develop leading technologies and technical expertise.

     We cannot assure you that we will be successful in responding to changing technology or market trends. In addition, services or technologies developed by others may render our services or technologies uncompetitive or obsolete. Furthermore, changes to our services in response to market demand may require the adoption of new technologies that could likewise render many of our assets technologically uncompetitive or obsolete. Even if we do successfully respond to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure you that we will succeed in adapting our network infrastructure in a timely and cost-effective manner.

WE MAY NOT BE ABLE TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION.

     We have developed a number of our own proprietary rights, notably in trademarks, service marks, copyrights, domain names and software applications. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our financial and management resources. We cannot assure you that misappropriation or infringement of our intellectual property rights will not occur or if they do that we will be able to effectively enforce our rights.

WE MAY BE LIABLE FOR INFORMATION DISSEMINATED OVER OUR BROADBAND INTERNET SERVICES NETWORK.

     Korean law relating to liability of Internet service providers for information carried on or disseminated through their networks is not completely settled. Decisions, laws and regulations regarding content liability may significantly affect the development and profitability of companies offering online and Internet access services, including us. The imposition upon

Internet service providers of potential liability, such as liability for obscene materials, defamatory speech, copyright infringement or accuracy of information we provide, for materials carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some service or content offerings. Any of these actions could have a material adverse effect on our business, financial condition and results of operations. We do not carry errors and omissions insurance.

ALTHOUGH WE HAVE IMPLEMENTED NETWORK SECURITY MEASURES, OUR NETWORK MAY BE SUSCEPTIBLE TO VIRUSES, BREAK-INS OR DISRUPTIONS.

     We have implemented many industry-standard security measures, such as limiting physical and network access to our servers and routers. Nonetheless, the infrastructure of our broadband Internet services network is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our subscribers or other Internet users. Computer viruses, break-ins or other problems could lead to the following problems:

     -    interruption, delays or cessation in service to our subscribers;

     - the security of confidential information stored in the computer systems of our subscribers could be jeopardized; and

     -    costly litigation.

Such problems could damage our reputation or reduce our ability to attract and retain subscribers.

RISKS RELATED TO KOREA

THERE ARE UNIQUE ECONOMIC AND POLITICAL RISKS ASSOCIATED WITH INVESTING IN COMPANIES FROM KOREA.

     Since early 1997, a number of developments have adversely affected the Korean economy. Some of Korea's recent financial and economic difficulties have included:

     -    exchange rate fluctuations;

     -    interest rate fluctuations;

     -    reduced credit from foreign banks;

     -    reduced liquidity in the economy;

     -    volatile stock prices; and

     -    higher unemployment.

     A 47.5% depreciation in the value of the Won relative to the Dollar during the second half of 1997 led to sharply higher domestic interest rates. Domestic interest rates in Korea, however, declined significantly in the fourth quarter of 1998 and are currently below interest rates which prevailed in Korea before late 1997. If interest rates rise in the future, the debt service costs of Korean borrowers (including Thrunet) would increase, which may have an adverse effect on our liquidity and our ability to fund our expected capital expenditures.

     Based on statistics prepared by The Bank of Korea, Korea's real gross domestic product contracted by 6.7% in 1998. In 1999, 2000, 2001 and 2002, however, Korea's real gross domestic product grew by 10.9%, 9.3%, 3.0% and 6.3% respectively.

     Korea's terms of trade have deteriorated since the second half of 2002 due to a rise in oil prices. Lower terms of trade indicate less net gain from exports. Domestic demand is also slowing down rapidly. However, a majority of the working population in Korea is employed in industries related to domestic demand, not export. The financial market is also unstable and the volatility of the domestic financial market is adversely affecting people's confidence in the economy. The Korean Stock Price index (KOSPI) prices fell 15.7% compared with the level at the beginning of this year. Furthermore, SK Global's accounting scandals and problems of credit card companies this year due to a high level of consumer debts have increased the pressure on the already volatile financial market.

     According to Standard and Poor's Rating Services, a division of McGraw-Hill Companies, Inc. and Moody's Investors Services, Inc., Korea's credit rating in respect of long-term foreign currency-denominated borrowing was A- and A3, respectively, in May 2003. There can be no assurance, however, that the Korean economy will not deteriorate in the future.

     Finally, relations between Korea and North Korea have been tense over most of Korea's history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current or future events. The occurrence of such events could have a material adverse effect on our operations and the price of our shares.

NEW TELECOMMUNICATIONS LAWS AND REGULATIONS IN KOREA MAY LIMIT THE SERVICES WE CAN OFFER.

     Our business subjects us to varying degrees of regulation. The Ministry of Information and Communication exercises jurisdiction over all facilities of, and services offered by, Korean companies to the extent that they involve the provision of telecommunications services. We are unable to predict what laws or regulations may be adopted in the future or the impact such new laws or regulations may have on our business. We cannot assure you that new laws or regulations relating to Internet services or leased line businesses will not have a material adverse effect on us.

WE MAY NOT BE ABLE TO CONVERT AND REMIT DIVIDENDS IN DOLLARS IF THE GOVERNMENT IMPOSES CERTAIN EMERGENCY MEASURES.

     We do not intend to pay dividends on our shares in the foreseeable future. However, if we declare cash dividends, such dividends will be declared in Won. In order for us to pay such dividends outside Korea, such dividends will be converted into Dollars and remitted to the shareholders, subject to certain conditions. Fluctuations in the exchange rate between the Won and the Dollar will affect, among other things, the amounts a holder of our shares will receive as dividends. Under Korean law, if the Government believes that serious difficulties exist or are expected in relation to the balance of payments, or the movement of capital between Korea and other countries poses serious obstacles in carrying out its currency, exchange rate or other macroeconomic policies, it may implement measures to require any person who performs capital transactions to deposit a part of the proceeds of such transaction with certain Government agencies or financial institutions. We cannot give any assurance that we can secure such prior approval from the relevant Korean authority for our payment of dividends to the foreign investors in the future when the Government deems that there are emergency circumstances in the Korean financial markets. Failure to secure such approval could prevent us from distributing our dividends and could have an adverse impact on our share price.

EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Since November 2000, the value of the Won relative to the Dollar has depreciated. The noon buying rates as of November 9, 2000 and May 31, 2003 were Won 1,132.0 and Won 1,210.0 to US$1.00, respectively. Anticipated foreign exchange payments, principally in Dollars, relate primarily to net settlements paid for certain equipment purchased from foreign suppliers. In 2002, we paid approximately US$28.5 million and JPY 0.5 million in foreign exchange payments. Foreign currency denominated liabilities, principally in Dollars, relate primarily to foreign currency denominated debt and vendor financing. At May 31, 2003, we had aggregate outstanding foreign currency denominated indebtedness of approximately US$19.3 million on a non-consolidated basis. As dividends on our shares, if any, will be declared in Won and converted into Dollars, any depreciation in the value of the Won relative to the Dollar will reduce the value of the dividends received by holders of our shares in the United States.

OWNERSHIP OF SHARES MAY BE SUBJECT TO CERTAIN RESTRICTIONS UNDER KOREAN LAW.

     Prior to making an investment in 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law of Korea to submit a report to the Korea Trade-Investment Promotion Agency or a foreign exchange bank pursuant to a delegation by the Ministry of Commerce, Industry and Energy of Korea. Failure to comply with this reporting requirement may result in the imposition of criminal sanctions. Subsequent sales by such investor of its shares in such company will also require a prior report to such bank.

     The Telecommunications Business Law of Korea restricts foreign ownership in voting shares of a network service provider, including Thrunet. At present, foreign investors (including Korean companies in which foreigners hold 80% or more of voting shares or a foreigner is the largest shareholder and foreigners in the aggregate hold 15% or more of voting shares) are not allowed to own in the aggregate more than 49% of the voting shares of any network service provider. In the event that such foreign ownership restrictions are violated, the holders of shares in excess of the legal limitations cannot exercise voting rights with respect to the shares exceeding such limit and the Ministry of Information and Communication of Korea may require that corrective measures be taken to comply with the legal restrictions.

     In addition, the Broadcasting Law of Korea similarly restricts foreign ownership of a network operator, including Thrunet. At present, foreign investors (including Korean companies in which foreigners hold 50% or more, or a foreigner is the largest shareholder of such companies) are not allowed to own in the aggregate more than 49% of the shares of any network operator. In the event that such foreign ownership restrictions are violated, the Ministry of Information and Communication may order corrective measures to be taken to bring the network operator into compliance.

     In light of the foregoing foreign ownership limitations, our ability to raise capital from foreign investors or foreign-invested Korean companies may be limited in the future.

                       ITEM 4 - INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Korea Thrunet Co., Ltd. is a stock corporation organized under the laws of the Republic of Korea. We were incorporated in Korea as Thrunet Co., Ltd. on July 30, 1996 and renamed as Korea Thrunet Co., Ltd. on August 20, 1999. Our principal office of business is located at 1337-20, Seocho-2dong, Seocho-ku, Seoul, Korea 137-751, telephone (82-2) 3488-8114. Our agent for U.S. federal securities law purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

COMMENCEMENT OF REORGANIZATION PROCEEDINGS

     On March 3, 2003, we filed with the Bankruptcy Division of the Seoul District Court a petition for a temporary stay order and a petition for the commencement of the reorganization proceedings. On March 4, 2003, the court issued a temporary stay order, which prohibits us from making any voluntary payment or providing collateral or any other act to satisfy any of our debt obligations.

     On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. Accordingly, by operation of law, we are afforded automatic protection from third parties taking any action to obtain possession of our property or commencing litigation against us. The court also appointed Mr. Seog Won Park as our receiver. Subject to certain approvals and supervision of the bankruptcy court, the receiver has exclusive power and capacity to conduct the business of our company and to manage and dispose of any and all of our properties while we are in reorganization proceedings.

     The bankruptcy court also appointed Ahn Kwon & Co., a Korean accounting firm affiliated with Deloitte Touche Tohmatsu, to examine the liquidation value and the going-concern value of our business. Ahn Kwon & Co. submitted its report to the bankruptcy court on June 21, 2003, and the going-concern value was evaluated to exceed the liquidation value by Won 191,400 million.

     On June 25, 2003, the first meeting of interested parties took place. The interested parties that participated in the meeting included our creditors and security holders. In the normal case, interested parties would also include the shareholders, however, the Corporate Reorganization Act of Korea provides that if a company's total liabilities exceeded its total assets at the commencement of the reorganization proceedings, the shareholders of such a company shall not have any voting rights. In our case, as our total liabilities exceeded our total assets at the commencement of our reorganization proceedings, only our creditors and security holders are permitted to vote in our meetings of interested parties.

     At such meeting, (i) based on Ahn Kwon & Co.'s report, the court determined that the going-concern value exceeded the liquidation value of our business and ordered the receiver to submit a reorganization plan by October 25, 2003; and
(ii) the receiver presented his review of our financial condition and the result of his examination of the claims filed by our creditors and security holders by April 25, 2003. The aggregate amount of reorganization claims from our creditors was approximately Won 1,080 billion, of which we accepted as valid claims the amount of Won 645 billion and rejected the remaining amount of Won 435 billion. The holders of such rejected claims may file any objections to the bankruptcy court within one month from June 25. Based on the result of the review by the court of such objections, a portion of such rejected claims may be included in the accepted claims. The final accepted claims will be later satisfied or dismissed or converted into equity interests in part or in whole according to a corporate reorganization plan if and when such plan is adopted.

     The receiver is currently conducting a detailed review of our financial condition and operations, and soliciting views of interested parties regarding our reorganization. Based on the result of the receiver's review, the receiver will propose a reorganization plan for us. In a proposed reorganization plan, the receiver may suggest any reorganization method, which he finds most appropriate to bring us to normal commercial operations and to best serve public interests, including re-scheduling our debt repayment and service obligations, forgiving all or a part of our debt and converting debt to equity.

     Once the reorganization plan is filed, the court will convene a second meeting of interested parties for the deliberation of the draft plan of reorganization and then a third meeting of interested parties for the adoption of a resolution accepting the plan which resolution shall be adopted (i) within 2 months from the date of the third meeting (such 2-month period to be extendible up to 1 month) and, in any event, (ii) within 1 year from the order of commencement (such 1-year period to be extendible up to 6-months). It is customary for the second and third meetings of interested parties to be held at the same time. Once such a plan is accepted by a resolution of the interested parties, the court will promptly decide whether or not to confirm such accepted plan. Once the accepted plan is confirmed by the court, the receiver will be responsible for the implementation of the confirmed plan.

     The confirmed reorganization plan will contain certain provisions with respect to the treatment of our current shareholders, including, among other things, provisions stating that (i) if our debts exceed our assets, a capital reduction by way of a reverse stock split in a ratio exceeding 2:1 be effected, which will result in the shares held by each shareholder being reduced by more than 50% in number without consideration, and (ii) if the controlling shareholders are found to have been responsible for the mismanagement of Thrunet, their shares may be retired up to more than two-thirds (2/3) thereof without consideration.


     On June 30, 2003, we published a notice in the Korea Economic Daily that we would stage a public auction on August 25, 2003 to find a new major shareholder. We will be receiving applications from interested bidders until July 15, 2003. According to our selection criteria, the successful bidder will be suggested to use more than half of the acquisition funds to purchase new shares to be issued by us and must hold 50% of the newly acquired shares for at least one year. We plan to first select two highest bidders based on our detailed selection criteria. The first highest bidder must, within three business days of notification, make payment of 5% of the total acquisition funds to guarantee its performance and execute a memorandum of understanding. The first highest bidder may then conduct its preliminary due diligence investigations for three weeks. If and when an agreement to acquire our shares is finalized, such bidder must provide 10% of the acquisition price at the time of the execution of such agreement as performance guarantee. If the proposed transaction with the first highest bidder is not consummated, we will commence negotiations with the second highest bidder. We will continue to proceed with our corporate reorganization proceedings in conjunction with the proposed auction.

REVERSE STOCK SPLIT

     On October 10, 2002, our board of directors passed a resolution authorizing a reverse stock split of our common shares in the ratio of 3:1, and on November 25, 2002, our shareholders approved the proposed reverse stock split. On December 27, 2002, the total number of our outstanding shares was reduced to
77.63 million shares from 232.9 million shares. On January 20, 2003, we issued to our shareholders new share certificates in exchange for their old shares.

    Other significant developments of the Company include:

     - In August 1996, we received our Network Service Provider License from the Ministry of Information and Communication.

     -    In July 1997, we launched our leased line services.

     -    In July 1998, we launched our broadband Internet access services.

     - In September 1999, we were designated by the Ministry of Information and Communication as a network operator.

     - In November 1999, we successfully completed a global offering of our common shares on the Nasdaq National Market.

     -    In March 2000, we acquired the domain name Korea.com.

     -    In September 2000, we launched our Korea.com portal services.

     - In January 2001, we acquired a license for the International Private Leased Circuit Leasing Business from the Ministry of Information and Communication.

     - In January 2001, an investor consortium led by SB Thrunet Fund, L.P. (which subsequently transferred all of its assets including its equity interest in Thrunet to SB-Thrunet Pte. Ltd.), TriGem Computer Inc., and Naray & Company, Inc. acquired our common stock and bonds with warrants in the aggregate amount of US$250 million.

     - In June 2001, we established Korea.com Communications Co., Ltd., our subsidiary, and transferred our Korea.com portal business-related assets and employees to such subsidiary.

     - In July 2001, we sold a 55.6% equity interest in Korea Cable Television Haeundae Kijang Systems Co., Ltd.

     - In October 2001, we sold our controlling equity interests in Korea Cable Television Gumjung System, Co., Ltd., Korea Cable Television Seopusan Broadcasting Co., Ltd., Korea Nakdong Cable TV Co., Ltd. and Dongnam Cablevision Corporation.

     - In February 2002, SB-Thrunet, TriGem and Naray exercised their warrants to purchase 33,152,000, 7,104,000 and 11,840,000 shares, respectively, of our common stock at Won 2,500 per share.

     - In August 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion.

     -    In August 2002, we issued common shares in the aggregate amount of Won
          88.8 billion to TriGem and Naray, as a result of the conversion of their bonds into common stock in the amount of Won 59.2 billion and Won 29.6 billion, respectively.

     - In October 2002, we completed the sale of the assets related to our enterprise network services business to SK Global for Won 346.9 billion.

     - In December 2002, the total number of our outstanding shares was reduced to 77.63 million shares from 232.9 million shares as a result a reverse stock split of our common shares in the ratio of 3:1.

     - In March 2003, we filed a petition for a temporary stay order and a petition for commencement of reorganization proceedings with the Bankruptcy Division of the Seoul District Court, which was granted pursuant to the Corporate Reorganization Act of Korea. See "--Commencement of Reorganization Proceedings" above.

     - In April 2003, we received a Nasdaq delisting determination indicating that the Panel has determined to delist our securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.

     See "Item 5--Operating and Financial Review and Prospects-Liquidity and Capital Resources" for a description of our principal capital expenditures and our divestitures since our inception.

     On November 30, 2002, a consortium led by Dacom Corporation, in which we participated, entered into a stock purchase agreement with KEPCO to purchase a 45.5% stake in Powercomm. In connection with our participation in such consortium, we entered into an agreement with Dacom to acquire 83,333 shares of Powercomm (representing a 0.06% stake in Powercomm) for

Won 999,996,000 on December 12, 2002. Dacom agreed to provide us a loan of Won 999,996,000, repayable by monthly installments until December 12, 2003. As security for our obligations, we provided to Dacom our 83,333 shares of Powercomm as collateral.

     In December 2002, our largest shareholders, TriGem, Naray and their affiliates, had agreed to sell all of their common shares of our common stock, being 34,941,289 shares, 20,098,958 shares, and 824,184 shares, respectively, in consideration for convertible bonds issued by Hanaro Telecom, Inc., representing approximately 72.0% of the then total outstanding shares, on a fully diluted basis. On January 3, 2003, Hanaro Telecom, Inc., completed the acquisition of the first tranche of shares, representing approximately 31.8 % of the total outstanding shares. The closing for the acquisition of the remaining 40.2% of our shares was scheduled to take place on February 7, 2003. However, on January 15, 2003, Hanaro Telecom, Inc., exercised its right to terminate the sale and purchase agreement on the basis that our disclosure schedules were not satisfactory to them, and exercised its right to sell back the first tranche of shares to TriGem, Naray and their affiliates. Accordingly, TriGem, Naray and their affiliates, continue to be our largest shareholder.

     During the last and current fiscal year, there have been no public takeover offers by third parties in respect of our shares, nor have we made any such offers in respect of another company's shares.

B.   BUSINESS OVERVIEW

     We are a major provider of broadband Internet access services in Korea. We had 1,280,667 paying end users as of May 31, 2003.

     We were also a major provider of enterprise network services in Korea until October 28, 2002, on which date we completed the sale of the assets related to our enterprise network services to SK Global for Won 346.9 billion.

     Accordingly, our operating results from continuing activities for 2000, 2001 and 2002 have been restated to exclude the operating results from the sold enterprise networks business. Our revenues have grown from Won 145.4 billion in 2000 to 368.6 billion in 2001 to Won 424.3 billion in 2002. In 2002, we derived 98.6% of our revenues from broadband Internet services and 1.4% from portal services. Our revenues for the first quarter of 2003, on a non-consolidated and unaudited basis, were Won 100.1 billion, all of which were derived from broadband Internet services.

     For the fiscal years ended December 31, 2000, 2001 and 2002, we had the following revenues:

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                     (AMOUNTS IN MILLIONS OF WON)
REVENUES:                                 2000                  2001                   2002
  Broadband Internet services.......  W    142,346          W    360,888           W    418,202
  Portal services...................         3,015                 7,723                  6,079
                                      ------------          ------------           ------------
     TOTAL                            W    145,361          W    368,611           W    424,281
                                      ------------          ------------           ------------

     SERVICES. We provide broadband Internet services via cable modem to residential customers and small offices and home offices, or SOHOs, throughout Korea. Our broadband services offer "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. We also provide ADSL services targeting apartment complexes in our HFC network areas. We provide Cable Lite service, which offers Internet access at a slightly slower speed than the speed of our usual broadband Internet services for a lower cost, targeting middle-class customers. We also provide voice over Internet protocol, or VoIP, services, which consist of local, long-distance and international telephony services which we provide using an Internet protocol network, rather than a public switched telephone network, or PSTN, at a lower cost than the ordinary PSTN services as only local telephone charges are incurred for data delivery over the Internet.

     Our enterprise network services consisted primarily of leasing to corporate customers dedicated fiber optic lines for transmitting voice and data. Until October 2002, we provided enterprise network services to more than 1,000 customers, with major Korean telecommunications companies such as SK Telecom accounting for a substantial majority of our enterprise network revenues. We also offered Internet protocol-based, or IP-based, Internet leased line services, which provide Internet access via dedicated fiber optic lines, to small and medium-sized enterprises and other corporate customers. We also provided Metro-Ethernet services in high-density business districts in the metropolitan areas of Pusan, Taejeon, Taegu, Incheon and Seoul under the brand name, "MegaMAN". As a result of the sale of our enterprise network services to SK Global, we no longer provide such services. However, we are continuing to provide co-location services (which involve housing customers' servers) and Web hosting services (which involve delivery of customers' Web site services via our own servers), as part of our broadband

Internet business as from November 2002.

     NETWORK. On August 6, 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion. We have a lease back arrangement with Powercomm with respect to such HFC network for use in the operation of our broadband Internet business. As of May 31, 2003, our owned and leased broadband Internet services network passed approximately 8.5 million homes, representing approximately 60% of all Korean homes. The term "homes passed" refers to the number of homes that can be immediately connected to a cable system.

     Our network is designed to permit efficient, high-speed transmission of data-intensive multimedia content. Our nationwide network is concentrated in areas with the highest density of business and residential users of communications services. Our fiber optic backbone mainly consists of dark fiber leased from SK Telecom and SK Global and bandwidth leased from Powercomm and SK Global. Our metropolitan and local loop networks, covering all major cities in Korea, primarily consist of fiber optic cable we have leased from SK Global and Powercomm. We link our broadband Internet services end users to our fiber optic network through HFC cable connections principally leased from Powercomm and system operator partners.

     As of May 31, 2003, the HFC network we have installed passed 1.2 million homes and the HFC networks we leased from Powercomm and system operator partners passed 6.8 million homes and 0.5 million homes, respectively. These HFC networks collectively comprise the largest HFC network in Korea that permits the two-way communication necessary to access the full range of broadband services. Currently, the majority of our broadband end users are linked to our network through Powercomm's HFC network.

     Currently, we provide the majority of our broadband Internet services in cooperation with regional cable system operators. We provide services in 74 of 77 system operator areas.

                           BROADBAND INTERNET SERVICES

PRODUCTS AND SERVICES

     We offer broadband Internet access services to residential subscribers for a monthly fee of Won 38,000 (US$32.03). Monthly service includes unlimited access time, a free Korea.com e-mail account with 50 megabytes of storage and Web browser software. Residential subscribers to our Thrunet Saver service agree to receive e-mail messages advertising Thrunet and other companies and are charged a monthly fee of Won 34,000 (US$28.66) for the same monthly services as our other broadband Internet services subscribers. We also provide Cable Lite service, which offers Internet access at a slightly slower speed than the speed of our usual broadband Internet services for a lower monthly fee of Won 28,000 (US$23.60). Our two-way HFC system provides always-on access and does not require the use of a phone line to connect to the Internet. Therefore, subscribers who frequently access the Internet may enjoy significant savings, as local phone calls in Korea cost approximately Won 45 per three minutes. Almost all of our subscribers currently rent a cable modem from us. New subscribers are charged a monthly cable modem rental fee ranging from Won 3,000 (US$2.53) to Won 9,000 (US$7.59) depending on the duration of their service contracts.

     Depending on the service area, our installation companies, TG Ubase, the system operators, or Thrunet are responsible for installation of the cable modem. Regardless of the company installing the modem, residential subscribers pay an installation fee of Won 36,000 (US$30.35).

     We also provide broadband Internet access mainly to SOHOs and other commercial entities for a monthly fee of Won 58,000 (US$48.89) for two lines, Won 99,000 (US$83.45) for three lines and Won 20,000 (US$16.86) for each additional line. For some of our larger accounts, we offer special discount packages.

     We also offer ADSL services to residential customers. Our ADSL services offering targets densely populated residential areas such as apartment complexes. Our ADSL services subscribers pay a monthly subscription fee of Won 28,000 (US$23.60) and a modem rental fee ranging from Won 3,000 (US$2.53) to Won 9,000 (US$7.59) depending on the duration of their service contracts.

     We offer VoIP services under the brand name "e-c@ll" to residential and SOHO customers. Our VoIP services consist of local, long-distance and international telephony services which we provide using an Internet protocol network, rather than a public switched telephone network, or PSTN, at a lower cost than the ordinary PSTN services as only local telephone charges are incurred for data delivery over the Internet.

SALES AND MARKETING

     We market our broadband Internet services to residential and commercial subscribers throughout Korea. As of May 31, 2003, the total number of our residential and commercial end users was 1,280,667.

     Within the residential sector, we are focusing our marketing efforts on areas with relatively high concentrations of young middle and upper income families. Within the commercial sector, we provide SOHOs and other commercial entities with broadband Internet access via cable modem as a low cost alternative to dedicated leased line access.

     Our sales and marketing efforts for broadband Internet services are primarily conducted through three channels: our call center at TG Ubase, independent dealers and cable system operator partners. Our broadband Internet services sales and marketing division has two sales teams in Seoul and four regional sales teams dedicated to high demand areas and five supporting teams in charge of Internet marketing, sales planning and sales support. We conduct our promotional efforts either at the corporate level or through a local manager and sales staff maintained in each geographic area in which we operate. Sales to SOHOs are conducted largely through our independent dealers.

     Cable system operators often participate in our promotional efforts. A system operator may provide air time for our advertisements or include our marketing materials in its customer bills. We also have a nationwide sales and marketing network of more than 140 independent dealers.

     Our promotional efforts focus on national television and newspaper advertisements. Our efforts to market our services and build our brand name also include the following:

     -    special promotions through various events, including concerts; and

     - joint marketing alliances with domestic financial institutions, retailers and e-commerce service providers.

OUR RELATIONSHIPS WITH SYSTEM OPERATORS

     We provide our broadband Internet services in 74 of 77 system operator areas and in 62 areas we provide our broadband Internet services in cooperation with regional cable system operators. In the areas where we provide our broadband Internet services in cooperation with regional cable system operators, our system operator partners provide marketing, installation or maintenance services depending on our needs in each service area, and we pay each system operator partner a percentage of the basic subscription fees we receive from subscribers in the partner's service area based on the types of services the system operator provides.

     We believe we offer system operators the most comprehensive solution to deliver broadband Internet services to their cable television subscribers. We are responsible for all aspects of our Internet access system. We also provide system operators 24 hours per day, seven days per week network monitoring. We continuously troubleshoot and monitor for problems over our HFC network that could cause an interruption of cable service or our broadband Internet services.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

     We have an agreement with TG Ubase to outsource our customer care and after-sales service functions. Currently, we outsource more than 700 customer service representatives from TG Ubase. These service representatives are available 24 hours per day, seven days per week to answer questions regarding broadband Internet services areas, fees, sign-up procedures, cable-modem questions and problems, basic computer and software configuration questions and other frequently asked questions. They also accept applications for our broadband Internet services and repair requests by telephone. We also provide customer support services through our sales and marketing department and handle problems referred by the call center agents.

     When our broadband Internet services end user's technical problem cannot be resolved over the phone, we send an engineer to investigate the problem. For each service area, we either have an agreement with our system operator partner in such service area or an outsourcing agreement with TG Ubase to provide maintenance and repair services.

INFORMATION SYSTEMS

     We currently utilize an information system network, which consists of three separate systems: the customer support system, the operational support system and the business support system. The customer support system handles all information related to an individual subscriber, including customer care, billing information and marketing and sales data. The operational support system handles all data regarding management of our operations and acts as the interface to the network management system, which monitors the performance of our network and delivery of services 24 hours per day, seven days per week. This interface allows for quick identification of network defaults and relays the information to our customer support system. Finally, the business support system handles data regarding internal business operations, including accounting and personnel. For accounting purposes, we introduced an enterprise resource planning, or ERP, system in the business support system. The ERP system integrates and manages both our accounting and assets. Our information system is designed to integrate all of our internal support services. The majority of the integration of our internal support services has been completed.

     We believe that the integration of our information systems is important because it permits customer care, service management, service delivery, accounting and sales personnel to access a single subscriber record. Accordingly, a subscriber will be able to obtain support for any of our products and services with one phone call. By providing comprehensive, real-time customer information, this system is designed to enable our customer service representatives to respond faster to inquiries, provide higher quality customer care and identify more opportunities to sell additional products. In addition, credit history information regarding potential and existing subscribers obtained from credit analysis organizations is available through our integrated information system network. This allows our sales and operational staff to block services to delinquent customer accounts at an early stage.

COMPETITION

     We face competition in the Korean Internet services market from other providers of broadband Internet access services. We compete with other broadband Internet access providers on the basis of the ability to connect our subscribers promptly and the coverage and cost efficiency of network infrastructure.

     KT, Hanaro Telecom and Thrunet are the three major service providers in the Korean broadband Internet access market with a collective market share of approximately 87.0% as of May 31, 2003. KT, the largest telephony services provider in Korea, provides ADSL services through its own telephone network utilizing an extensive one way fiber optic backbone network and last-mile connections primarily consisting of copper lines. Currently, KT is the leading broadband Internet access services provider in Korea, with a market share of approximately 48.5% as of May 31, 2003. KT has been upgrading its last-mile connections and related facilities to provide ADSL services through its nationwide telephone network. Hanaro Telecom commenced providing cable-based Internet services in April 1999 and currently provides those services through system operators using Powercomm's HFC network and on its own HFC network. Hanaro Telecom offers services similar to our current offerings. Together with Hanaro Telecom, we utilize almost all of Powercomm's existing HFC network. Hanaro Telecom also provides ADSL services utilizing its own fiber optic network. As of May 31, 2003, approximately 39.7% of Hanaro Telecom's end users accessed their services through DSL connections. As of May 31, 2003, Hanaro had a market share of approximately 26.9% and we had a market share of approximately 11.6%. In addition to the three major service providers, Dreamline provides cable-based Internet services and ADSL services, and DACOM and Onsetel Co., Ltd. currently provide cable-based Internet services.

     The Korean Internet services market is rapidly evolving. In 2001, two out of the three major service providers further solidified their leading positions by acquiring smaller broadband Internet access service providers. In November 2001, we acquired SK Telecom's broadband Internet access business. In December 2001, Hanaro Telecom acquired an approximately 32% equity interest in Dreamline. We expect more small to medium-sized telecommunications companies to merge and the number of service providers in the market to continue to decrease.

     We believe that we have the following advantages over our competitors:

     - wider coverage area than our cable-based broadband Internet access competitors; and

     - cable-based Internet access, which is more ideal for interactive multi-user content.

                           ENTERPRISE NETWORK SERVICES

PRODUCTS AND SERVICES

     Until October 2002, we provided enterprise network services to corporate customers, including telecommunications carriers over our own or leased fiber optic network facilities, under a license to operate leased line services on a nationwide basis in Korea. On October 28, 2002, we completed the sale of the assets related to our enterprise network services to SK Global.

     Through our data center in Seoul, we currently offer to our corporate customers the following value-added services:

     Co-location. Our co-location services provide a shared location for customers' servers, which are managed and hosted by us. We provide co-location services to customers that require the resources of a server that is reserved solely for their use, prefer to retain physical access to and ownership of their server and have the expertise to maintain the Web site and the server. Our data centers offer our customers a secure location, controlled environment, monitoring and high-speed connections to the Internet via our fiber optic network.

     Web Hosting. We provide Web site hosting services on a shared server that is owned, managed and housed by us for multiple customers. Our Web hosting services allow customers to establish a broadband-quality presence on the Internet at a reasonable cost. Our Web hosting customers can run complex Internet applications without the need for the significant investment of capital and expert personnel that an internally located Web site would require.

     As a result of the sale of our enterprise network services to SK Global, our co-location and web hosting services are part of our broadband Internet business as from November 2002.

SALES AND MARKETING, CUSTOMER SERVICE AND TECHNICAL SUPPORT AND COMPETITION

     Until October 2003, we primarily offered our enterprise network services through our direct sales force and advertised such services in trade and technology journals.

     The customer service and technical support group for our enterprise network services were staffed with experienced support technicians able to diagnose customer problems and prescribe corrective measures. We maintained technical teams dedicated to network management systems, network operation, Internet data center operation, engineering management and external affairs, and our sales teams provided customer service and technical support functions.

     We had competition from six principal leased line services providers, namely KT, Thrunet, DACOM, Dreamline, Enterprise Networks, Inc. and Hanaro Telecom. In addition, Powercomm provides leased line services to telecommunications companies, which have historically accounted for the substantial majority of our leased line services revenues. KT is the leading provider of leased line services in Korea.

                                   SEASONALITY

     We do not encounter seasonal changes in demand for our services. For a description of factors that affect the demand for our services, see "Item 3-Key Information-Risk Factors".

                                    LICENSES

     Pursuant to the Integrated Cable Broadcasting Law, we were designated by the Ministry of Information and Communication as a network operator in September 1999. As a network operator, we are permitted to install, operate and lease network facilities to system operators throughout Korea's 77 regions. No fees are required to be paid to the government of Korea in connection with such designation. Our designation as a network operator requires that we establish our transmission network in compliance with the technical standards set forth in
Article 25 of the Telecommunications Basic Law and obtain approval from the Ministry of Information and Communication prior to providing network facilities to system operators. As a licensed network service provider, we are not under any filing or licensing requirement imposed by the Government to engage in the delivery of our broadband Internet services and our IP-based Internet leased line services.

     We held a perpetual license to operate leased line services on a nationwide basis in Korea. On October 15, 2002, we transferred this license to SK Global as part of the sale of our enterprise network services to SK Global, with the permission of the Ministry of Information and Communication.

     In April 2001, we acquired a license for the International Private Leased Circuit Leasing Business from the Ministry of Information and Communication which allows us to secure international bandwidth and provide international private leased circuit facilities to customers for the transmission of voice, data and images via satellite or submarine cable in order to connect to communications facilities in other countries. In light of the competitive and unprofitable business environment for international leased line services, we do not intend to commence providing international leased line services in the near future. Accordingly, we have applied to surrender this license to the Ministry of Information and Communication. We expect that our application will be determined by the end of June, or July, 2003.

     We had submitted a business plan as part of our application for the International Private Leased Circuit Leasing Business, committing that a certain amount of research and development expenditures would be made annually through December 31, 2001. Our research and development expenditures to date are substantially less than the agreed amount. To date, the Ministry of Information and Communication has not requested that we fulfill the research and development commitments we made in our license application, and we do not believe that the Ministry is likely to require us to make the remaining expenditures.

                 KOREAN TELECOMMUNICATIONS LAWS AND REGULATIONS
OVERVIEW

     Our broadband Internet services are subject to Korean laws and regulations relating to the provision of telecommunications services. Korea's telecommunications service industry is regulated by the Ministry of Information and Communication pursuant to provisions of the Telecommunications Basic Law, the Telecommunications Business Law and the Radiowave Act (collectively, the "Telecommunications Laws"). These laws empower the Ministry of Information and Communication to regulate and supervise entry into the telecommunications service market, allocation of radio spectrum, the scope of permissible businesses of telecommunications service providers, technologies used by telecommunications service providers, rate-setting, deposit requirements, research and development and interconnection arrangements between and among telecommunications service providers.

     The Ministry of Information and Communication is responsible for the formulation of a basic plan for the telecommunications industry, for preparing periodic reports to be submitted to the National Assembly of Korea regarding telecommunications development, for setting technical standards which all service providers must meet and for promoting technological development and technological standardization. The Ministry of Information and Communication is also responsible for information and telecommunications policy, radio frequency management, postal service and postal finance.

TELECOMMUNICATIONS LAWS

     Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers are currently classified into three categories: network service providers, value-added service providers and special service providers.

     Network service providers such as Thrunet provide specified types of basic telecommunications services, including fixed-line and wireless telephony services, as licensed by the Ministry of Information and Communication, using their own telecommunications networks and transmission facilities. The telecommunications services provided by a network service provider may include local, domestic long distance and international telecommunications services, cellular services, PCS services, paging services, trunked radio system services and leased line services. In August 1996, we received a network service provider license to provide leased line services for an indefinite term, subject to compliance with the conditions set forth in the license. Currently, there are 35 network service providers in Korea.

     Value-added service providers provide value-added telecommunications services, such as Internet services, using transmission facilities leased from a network service provider following notification to the Ministry of Information and Communication. Network service providers, including Thrunet, may provide value-added telecommunications services without further approval from the Government. Special service providers provide basic telecommunications services on a resale basis by using transmission facilities leased from a network service provider or reselling a network service provider's services.

     The Ministry of Information and Communication has the authority to recommend that network service providers provide contributions to a government-managed fund for the research and development of telecommunications technology and related projects. Leased line service providers whose total leased line services revenue amount for the preceding year was more than Won 30 billion and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the annual total leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year.

     The Telecommunications Business Law restricts the ownership and control of network service providers by foreign shareholders. Foreigners (including foreign entities), foreign government and foreign invested companies may, in the aggregate, invest in up to 49% of the total issued and outstanding shares of a network service provider. For purposes of the Telecommunications Business Law, the term "foreign invested company" means (i) a company in which foreigners and foreign governments hold 80% or more shares in the aggregate or (ii) a company in which foreigners and foreign governments hold 15% or more shares in the aggregate and a foreigner or a foreign government is the largest shareholder.

     A network service provider's license may be revoked by the Ministry of Information and Communication for grounds including fraud in obtaining the license, failure to perform in accordance with any conditions attached to the license, violation of the rules restricting ownership and control, failure to comply with general terms for its service either reported to or approved by the Ministry of Information and Communication, and violation of the Telecommunications Laws. If a network service provider such as Thrunet wishes to cease its business or to be dissolved, such provider must obtain the approval of the Ministry of Information and Communication.

RATE SETTING

     A network service provider must report to the Ministry of Information and Communication the rates and contractual terms for each type of service provided by the network service provider. In addition, the network service provider which has the largest market share for certain types of service must obtain advance approval from the Ministry of Information and Communication for the rates and general terms for its service if its revenue from these services for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication. To date, the Ministry of Information and Communication has specified cellular and local telephony as services subject to such advance approval. Such network service providers must demonstrate that their fees and charges are reasonable, fair and objective in terms of the method of calculation to obtain approval from the Ministry of Information and Communication. The Ministry of Information and Communication may order changes in the rates charged or the terms established by such providers for any type of telecommunications services if it deems such rates or terms to be unreasonable and against the public interest.

LICENSING

     The Ministry of Information and Communication has promulgated regulations specifying a detailed standard of review, the application method and the application period for each new network service provider license. Upon receipt of the application, the Ministry of Information and Communication will consider various factors in its approval review, including the reasonableness of the applicant's service provision plan, size of facilities, financial and technical soundness and the applicant's research and development capabilities.

OBLIGATIONS TO SUPPLY UNIVERSAL SERVICES

     Starting in January 2000, all telecommunications service providers became obligated to contribute toward the supply of "universal" telecommunications services in Korea. Telecommunications service providers designated as "Universal Service Providers" by the Ministry of Information and Communications are required to provide certain universal telecommunications services such as local calling service, local public telephone service, telecommunications services for islands and wireless communication services for ships and fee reductions for the disabled and low income earners. The costs and losses of Universal Service Providers in connection with the universal telecommunications services rendered will be shared on an annual basis by network service providers as designated by the Ministry of Information and Communication, including Thrunet, pro rata based on their respective annual revenue. In 2002, we were required to pay an estimated amount of Won 817.5 million for the costs and losses incurred in connection with the universal services provided, which amount was calculated based on our financial statements for the fiscal year 2001. However, we have not yet paid such amount. We are currently in negotiations with KT regarding the method of settlement of such amount given our current reorganization proceedings. The exact amount of our payment for 2002 will be determined in July 2003 based on the financial statements for the fiscal year 2002. Our compensation amount may increase if our revenues increase in the future.

KOREA COMMUNICATION COMMISSION

     In accordance with the Telecommunications Basic Law, the Korea Communication Commission was established within the Ministry of Information and Communication to promote fair competition in the telecommunications industry, protect the rights of users of telecommunications services and settle disputes between telecommunications service providers. In addition, the Korea Communication Commission is authorized to investigate matters with respect to the provision of telecommunications equipment among telecommunications service providers as well as the supply of information and to resolve disputes arising from agreements with respect thereto. The Korea Communication Commission is composed of nine commissioners appointed by the president of Korea.

     In the event that a network service provider is engaged in unfair competition, the Korea Communication Commission may order the network service provider to take appropriate actions, including the separation of operating units, the imposition of orders to modify the articles of incorporation, the terms of any service contracts, or its internal accounting policies regarding telecommunications services, and the imposition of orders to execute, perform or modify the terms of agreements between telecommunications service providers.

C.   ORGANIZATIONAL STRUCTURE

     The following table lists information concerning our significant subsidiaries and affiliates as of December 31, 2002:

                                                                                PERCENTAGE OF OWNERSHIP
                                                           JURISDICTION OF     AND VOTING INTEREST HELD
               NAME                                         INCORPORATION             BY THRUNET
               ----                                         -------------             ----------
Ginam Broadcasting Comm.                                        Korea                   24.36%
Nowcom Co., Ltd.                                                Korea                   34.22%
Korea.com Communications Co., Ltd.                              Korea                   91.95%
TriGem Edunet, Inc.                                             Korea                   27.59%
Multiplus Limited(1)                                            Korea                       5%
ENS Securitization Limited(1)                                   Korea                       -

-----------
     1 The operations of Multiplus and ENS Securitization were included in our consolidated financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" due to the fact that each of the transactions with Multiplus and ENS Securitization, our special purpose entities, did not qualify as a true sale, thus the operations of the special purpose entities were consolidated under US GAAP. See "Item 5--Operating and Financial Review and Prospects--Off-Balance Sheet Arrangements".

D.   PROPERTY, PLANTS AND EQUIPMENT

FACILITIES

     Our executive offices and administrative offices are located in Seocho-ku, Seoul. We acquired this building, which has an aggregate of 11,742 square meters of net usable space, in February 2000 and disposed of it in August 2002. We currently lease three of the building's 20 floors, with an aggregate of 3,764 square meters of net usable space. See "Item 10--Additional Information--Material Contracts--Sale and Purchase Agreement between Korea Real Estate Investment Co., Ltd. and CKR ABS Specialty L.L.C." and "--Lease Agreement between CKR ABS Specialty L.L.C. and Korea Thrunet Co., Ltd." for a summary of the terms of such agreements.

     We also own an Internet data center building in Seocho-ku, Seoul, which has an aggregate of 2,112 square meters of net usable space, and six buildings and office space for our regional branch offices in Pusan, Taegu, Taejeon, Kwangju, Wonju and Incheon. We own or lease facility space for headend equipment and other related facilities in major cities throughout Korea, including Seoul and Incheon. We believe that our existing facilities are adequate for our current requirements. However, if expansion of our business requires us to obtain additional office space, we believe that additional space can be obtained on commercially reasonable terms to meet future requirements.

NETWORK

     Our network is designed to facilitate the efficient two-way transmission of data-intensive multimedia content. Our broadband Internet services network consists of a fiber optic backbone and metropolitan loops, supplemented by an HFC network.

     On August 6, 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion. We have a lease back arrangement with Powercomm with respect to such HFC network for use in the operation of our broadband Internet business. See "Item 10--Additional Information--Material Contracts--Asset Sale Agreement between Thrunet and Powercomm" and "--Agreement on Provision of Transferred Facilities Agreement between Thrunet and Powercomm" for a summary of the terms of such agreements.

SHARED INFRASTRUCTURE

     BACKBONE. Our backbone network consists of bandwidth leased from Powercomm and SK Global and dark fiber leased from SK Telecom and SK Global. Our backbone network currently passes all major cities in Korea. Our backbone network currently supports speeds of up to 35 Gbps and is upgradable to a maximum capacity of 80 Gbps.

     Our primary backbone network is constructed based on DWDM technology and optical Internet protocol. DWDM equipment, which multiplies the transmission capacity of a specific fiber by dividing a single strand into multiple lightpaths, or wavelengths, allows us to provide our Internet access services over the same strand of fiber optic cable. Our optical Internet protocol allows advanced network routers to be operated directly on our fiber optic network without using asynchronous transfer mode, or ATM, equipment or SONET multiplexers. Our DWDM technology and optical Internet technology allow us to build a simple, easily upgradable, stable, high-quality broadband Internet services network at a lower cost than ATM or SONET-based networks.

     METROPOLITAN LOOPS. We have deployed our metropolitan loops in Kangwon Province and six major cities, including Seoul, Incheon, Taejon, Kwangju, Taegu and Pusan, using fiber optic cables we lease from Powercomm and SK Global. Our metropolitan loop network is a ring-type network and supports speeds of 2.5 Gbps.

     As of May 31, 2003, we have also installed 25 units of DWDM equipment to establish four ring-type metropolitan DWDM networks in major metropolitan areas, including Seoul, Kyounggi and Incheon. Such ring-type metropolitan DWDM networks are designed to enhance network stability by directing data traffic to alternative routes in the event of unexpected network disconnection. By utilizing the DWDM technology, we can upgrade our metropolitan networks to a maximum capacity of 80 Gbps.

     NETWORK OPERATIONS CENTER. The network operations center located in Seoul use advanced network management tools and systems to monitor our network infrastructure on a 24 hour per day, seven days per week basis.

BROADBAND INTERNET SERVICES

     The following diagram shows the structure of our broadband Internet services network.

                           BROADBAND INTERNET NETWORK

[FLOWCHART OF HFC NETWORK]

     DATA CENTERS. Our data center is located at our building in Seoul. To date, we have deployed regional data centers in Seoul, Pusan, Taejeon, Taegu, Incheon, Kwangju, Chonju and Wonju. The data centers act as service hubs for defined geographic areas, proactively managing network performance, replicating content and applications, and providing an economical infrastructure to cache and multicast data throughout a region.

     CABLE HEADENDS. We install switching hubs, cable routers and other equipment on each cable headend and connect each headend to one of our regional data centers using fiber optic cable. Our redundant architecture allows the equipment on the cable headends to function even if some of the connections to the regional data centers are disrupted. Our major suppliers of cable headend equipment include Cisco and Motorola.

     SUBSCRIBER CONNECTIONS. The last leg of the network connection is from the headend to the consumer over our HFC network. Our HFC lines carry the signal from the headend out to cable "nodes" in each neighborhood via fiber optic cable, which in turn connect through coaxial cable to the home. In a two-way cable modem system, no use of telephone line facilities in the home is required to access the Internet.

     Our HFC network currently passes approximately 8.5 million homes. Our HFC network consists of a HFC network we lease from Powercomm, covering a total of
6.8 million homes passed, HFC networks we lease from certain of our system operator partners, covering a total of 0.5 million homes passed and a HFC network we have built out, covering a total of 1.2 million homes passed. Currently, the majority of our broadband Internet services subscribers are connected to our fiber optic backbone and metropolitan loops through Powercomm's HFC network.

     CABLE MODEMS. A cable modem connects to cable television coaxial wiring and attaches to the end user's personal computer via standard Ethernet connections, which support data transfer rates of up to 10 Mbps. While peak data transmission speed of a cable modem depends on the specific model and can approach 10-38 Mbps downstream to the subscriber and 0.7-10 Mbps upstream, the performance that subscribers actually experience is often constrained by the capacity of their personal computers and the performance of the Web servers. We currently use cable modems manufactured primarily by Motorola and Samsung Electronics Co., Ltd., which we either sell or rent to the subscribers.

     The North American cable industry has adopted a set of interface specifications, known as "DOCSIS", for hardware and software to support cable-based data delivery using cable modems. All of our systems use DOCSIS-compliant equipment. We expect that DOCSIS specifications will make lower cost cable modems more readily available in the retail market in the future. We also expect computer manufacturers to begin integrating DOCSIS cable modems into their products. We expect that these developments will save us the cost of purchasing and installing cable modems for subscribers and increase demand for our services.

     INTERNET GATEWAYS. Our backbone network has direct links to Internet gateways in the United States via connections provided by various parties as follows. We have an agreement with Naray Telecom and two agreements with Onse Telecom, pursuant to which we lease an aggregate of three international lines each supporting a bandwidth capacity of 155 Mbytes, expiring in June, August and November 2003, respectively. We pay Won 268 million per month and Won 200 million per line per month to Naray Telecom and Onse Telecom, respectively. In June 2002, we also acquired from Dacom Crossing an indefeasible right to use six international leased lines, each supporting a bandwidth capacity of 155Mbytes, until December 2016, for a total price of US$12,000,000, which we have paid. In addition, we have dedicated access lines to each of the domestic Internet exchanges, including DACOM IX, KINX, KIDC and KT-IX.

     Our data center in Seoul also connects with content providers and the Internet through co-location and Web hosting services. By directly connecting our network to major online service providers, we can provide our end users with faster access to content offered by such providers.

              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The consolidated financial statements have been prepared in Korean Won and prepared in accordance with U.S. GAAP.

A.   OPERATING RESULTS

FISCAL 2002 COMPARED TO FISCAL 2001

     The following compares our operating results in the year ended December 31, 2002 to those of the year ended December 31, 2001. Our operating results from continuing activities for the year ended December 31, 2001 have been restated to exclude the operating results from our enterprise networks business, which was sold in 2002. See Note 4 to our consolidated financial statements for more details on the discontinued operations.

     Revenues. Our revenues increased by 15.1% from Won 368,611.0 million for the year ended December 31, 2001 to Won 424,281.5 million for the year ended December 31, 2002. This increase in revenues primarily reflected a 15.9% increase in fees received from our broadband Internet services subscribers from Won 360,887.5 million in 2001 to Won 418,202.5 million in 2002. The increase in our broadband Internet services revenues was primarily due to an increase in the average number of subscribers from approximately 1.0 million in 2001 to 1.3 million in 2002.

     Operating Costs. Our total operating costs, excluding depreciation and amortization, decreased by 6.1% from Won 305,416.9 million for 2001 to Won 286,723.5 million for 2002. The decrease in our total operating costs, excluding depreciation and amortization, was primarily due to decreases in loss on cancellation of contract from Won 28,330.2 million in 2001 to none in 2002. In 2001, we incurred loss on cancellation of contract of Won 28,330.2 million, as a result of our cancellation of an international leased line agreement with Onse Telecom. See Note 27 to our consolidated financial statements for more details.

     Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 5.9% from Won 42,870.1 million in 2001 to Won 40,343.2 million in 2002, primarily reflecting decreases in our fees and charges and advertising expenses. Fees and charges decreased by 39.5% from Won 11,593.5 million in 2001 to Won 7,009.8 million in 2002, primarily due to a decrease in fees paid to our legal and financial advisors and other consultants reflecting a reduced level of our investment activities in 2002. Advertising expenses decreased by 15.7% from Won 12,920.8 million in 2001 to Won 10,886.8 million in 2002, primarily due to decreases in our television and newspaper advertisements.

     Depreciation and Amortization Expense. Depreciation and amortization expense slightly decreased by 2.2% from Won 107,025.7 million in 2001 to Won 104,645.6 million in 2002.

     Impairment Loss. Our impairment loss increased by 14.9% from Won 23,716.9 million in 2001 to Won 27,261.2 million in 2002, due to an increase in impairment loss on property and equipment, partly offset by impairment loss on intangible assets. Our impairment loss on property and equipment increased from none in 2001 to Won 17,466.9 million in 2002, including an impairment loss on obsolete property and equipment of Korea.com Communications in the amount of Won 12,330.3 million and an impairment loss on our obsolete cable modems in the amount of Won 5,136.6 million. Our impairment loss on intangible assets decreased from Won 23,716.9 million in 2001 to Won 9,794.3 million in 2002. We recognized impairment loss on intangible assets such as our software licenses and domain name in 2002 and the option granted to Microsoft in 2001. See Note 10 to our consolidated financial statements for more information regarding our impairment loss on intangible assets.

     Operating Loss. Our operating loss decreased by 68.6% from Won 110,418.7 million in 2001 to Won 34,692.0 million in 2002, as a result of an increase in our revenues and decreases in loss on cancellation of contract and impairment loss on intangible assets.

     Other Income (Expense). Other expenses increased by 98.3% from Won 77,323.6 million to Won 153,360.6 million in 2002, primarily due to increases in (i) loss on disposition of property and equipment, (ii) impairment loss on investments and (iii) interest expenses, offset in part by a gain on foreign exchange transactions. In 2002, we also recognized loss on disposition of property and equipment of Won 35,660.3 million primarily as a result of the sale of our HFC network system to Powercomm in August 2002, compared to our gain on disposition of property and equipment of Won 2,277.6 million in 2001. Our impairment loss on investments increased by 529.8% from Won 4,593.5 million in 2001 to Won 28,930.1 million in 2002 due to other-than-temporary declines in the value of investments, primarily for our investments in corporate debt securities, Nowcom Co., Ltd.,

Ginam Broadcasting, Saero Network Service, Hankyung.com Co., Ltd., and EnTechville. See Note 8 to our consolidated financial statements for more information on our investments. Our interest expenses increased by 11.6% from Won 72,833.0 million in 2001 to Won 81,258.8 million in 2002. In 2002, we recognized gain on foreign exchange transactions of Won 5,755.3 million due to an appreciation in the value of the Won relative to the Dollar from Won 1,326.1 to US$ 1.00 as of December 31, 2001 to Won 1,200.4 to US$ 1.00 as of December 31, 2002, compared to our loss on foreign exchange transactions of Won 3,869.8 million in 2001.

     Income Tax. In 2002, we recognized income tax expense of Won 131.4 million in 2002, reflecting income tax paid by ENS Securitization Limited on its income. In 2001, we recognized income tax benefit of Won 2,677.7 million from the loss from discontinued operations, offset in whole by income tax of the same amount from the gain from disposals of our cable television business. See Note 22 to our consolidated financial statements for more details.

     Net Income (loss) from Discontinued Operations. On October 28, 2002, we disposed of our enterprise network business. As a result, we recognized net loss from discontinued operations of Won 115,734.8 million in 2002, reflecting loss from discontinued operations of Won 51,960.1 million and loss from disposals of Won 63,774.7 million. After restating our financial statements for 2001 to exclude the operating results from six cable system operator subsidiaries sold in 2001 and our enterprise networks business sold in 2002, we had net loss from discontinued operations of Won 68,035.8 million in 2001, reflecting loss from discontinued operations of Won 74,052.0 million, offset in part by gain from disposals of Won 6,016.2 million.

     Extraordinary Item. In 2002, we incurred loss on retirement of bonds of Won 129,681.1 million, due to our retirement of bonds held by SB Thrunet, TriGem and Naray & Company in February 2002 and retirement of bonds held by TriGem and Naray & Company in August 2002.

     Net Loss. Our net loss increased by 65.8% from Won 263,059.5 million for 2001 to Won 436,102.5 million for 2002.

FISCAL 2001 COMPARED TO FISCAL 2000

     The following compares our operating results in the year ended December 31, 2001 to those of the year ended December 31, 2000. Our operating results from continuing activities for the year ended December 31, 2000 have been restated to exclude the operating results from six cable system operator subsidiaries, which were sold in 2001. Our operating results from continuing activities for the years ended December 31, 2002 and 2001 have been also restated to exclude the operating results from our enterprise networks business which was sold in 2002. See Note 4 to our consolidated financial statements for more details on the discontinued operations.

     Revenues. Our revenues increased by 153.6% from Won 145,361.4 million for the year ended December 31, 2000 to Won 368,611.0 million for the year ended December 31, 2001. This increase in revenues primarily reflected a 153.5% increase in fees received from our broadband Internet services subscribers from Won 142,345.9 million in 2000 to Won 360,887.5 million in 2001. The increase in our broadband Internet services revenues was primarily due to an increase in the number of subscribers from 760,822 as of December 31, 2000 to 1,312,248 as of December 31, 2001 and a decrease in the number of subscription fee free months for new subscribers.

     Operating Costs. Our total operating costs, excluding depreciation and amortization, increased by 103.8% from Won 149,835.1 million for 2000 to Won 305,416.9 million for 2001. The increase in our total operating costs, excluding depreciation and amortization, was primarily due to increases in (i) loss on cancellation of contract from none in 2000 to Won 28,330.2 million in 2001, (ii) sales commissions paid to our independent dealers by 181.7% from Won 13,355.3 million in 2000 to Won 37,627.3 million in 2001, (iii) fees paid to TG Ubase for its call center outsourcing services (which commenced in October 2000) by 165.1% from Won 11,643.0 million for three months in 2000 to Won 30,867.2 million in 2001, (iv) lease payments to Powercomm for the use of its HFC network by 105.0% from Won 18,013.6 million in 2000 to Won 36,920.7 million in 2001, (v) installation fees paid to our cable modem installation contractors by 47.4% from Won 27,632.9 million in 2000 to Won 40,728.3 million in 2001, (vi) international bandwidth lease payments by 53.1% from Won 18,468.1 million to Won 28,266.5 million in 2001 and (vii) lease payments to KEPCO and Powercomm for the utilization of their ancillary facilities by 723.5% from Won 1,105.5 million in 2000 to Won 9,103.9 million in 2001. These increases, except for the loss on cancellation of contract, primarily reflected an increase in the number of subscribers from 760,822 as of December 31, 2000 to 1,312,248 as of December 31, 2001. In 2001, we incurred loss on cancellation of contract of Won 28,330.2 million, as a result of our cancellation of an international leased line agreement with Onse Telecom. See Note 27 to our consolidated financial statements for more details.

     Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 11.1% from Won 48,226.1 million in 2000 to Won 42,870.1 million in 2001, reflecting a significant decrease in our advertising expenses, offset in part by an increase in our fees and charges. Advertising expenses decreased by 50.0% from Won 25,828.6 million in 2000 to

Won 12,920.8 million in 2001, primarily due to substantial decreases in our television and newspaper advertisements. Fees and charges increased by 116.1% from Won 5,365.7 million in 2000 to Won 11,593.5 million in 2001, primarily due to an increase in bank charges for collecting broadband service fees from our subscribers.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased by 76.1% from Won 60,765.4 million in 2000 to Won 107,025.7 million in 2001, primarily as a result of our investment in additional fiber optic cable and equipment used for our broadband internet services.

     Impairment Loss. In 2001, we recognized an impairment loss on intangible assets of Won 23,716.9 million, including an impairment loss on the option granted to Microsoft in August 1999 of Won 22,628.8 million. See Note 10 to our consolidated financial statements for more information on our impairment loss on intangible assets.

     Operating Loss. Our operating loss slightly decreased by 2.7% from Won 113,465.2 million in 2000 to Won 110,418.7 million in 2001.

     Other Income (Expense). Other expenses increased by 28.5% from Won 60,157.5 million to Won 77,323.6 million in 2001, primarily due to an increase in interest expenses, offset in part by a decrease in impairment loss on investments. Our interest expenses increased by 207.8% from Won 23,661.8 million in 2000 to Won 72,833.0 million in 2001, primarily due to the issuance of bonds with warrants in January 2001 and the asset-backed loan by Multiplus in June 2001. Our impairment loss on investments decreased by 90.3% from Won 47,396.7 million in 2000 to Won 4,593.5 million in 2001. An impairment loss on investments of Won 4,593.5 million was recognized in 2001 due to other-than-temporary declines in the value of investments, primarily for our investments in TG Edunet Co., Ibiztoday.com Corp. and Philon Corporation.

     Income Tax. In 2000, we recognized income tax expense of 582.2 million due to special tax related to the gain on our disposition of a plot of land in Bundang for Won 17,000.0 million. In 2001, we recognized income tax benefit of Won 2,677.7 million from the loss from discontinued operations, offset in whole by income tax of the same amount from the gain from disposals of our cable television business. See Note 22 to our consolidated financial statements for more details.

     Net Income (loss) from Discontinued Operations. In 2001, we disposed of our cable television business, which we acquired in 1999 and 2000. As a result of such disposition and after restating our financial statements for 2001 to exclude the operating results from our enterprise network business which was sold in 2002, we recognized net loss from discontinued operations of Won 68,035.8 million in 2001, reflecting loss from discontinued operations of Won 74,052.0 million (net of income tax benefit of Won 2,677.7 million), offset in part by gain from disposals of Won 6,016.2 million (net of income tax of Won 2,677.7 million). In 2000, after restating our financial statements for 2000 to exclude operating results from our cable television business and enterprise network business, we recognized net loss from discontinued operations of Won 56,173.6 million.

     Net Loss. Our net loss increased by 9.6% from Won 240,083.9 million for 2000 to Won 263,059.5 million for 2001.

IMPACT OF INFLATION

     We do not consider that inflation in Korea has had a material impact on our results of operations. Inflation in Korea in 1998, 1999, 2000, 2001 and 2002 was 7.5%, 0.8%, 2.3%, 4.1% and 2.7%, respectively. See "Item 3--Key
Information--Risk Factors--There are unique economic and political risks associated with investing in companies from Korea".

IMPACT OF FOREIGN CURRENCY FLUCTUATIONS

     See "Item 11--Quantitative and Qualitative Disclosures about Market Risk--Foreign Currency Risk".

GOVERNMENTAL, ECONOMIC, FISCAL, MONETARY OR POLITICAL POLICIES OR FACTORS

     See "Item 3--Key Information--Risk Factors--Risks Related to Korea" and "Item 10--Additional Information--Taxation".

B.   LIQUIDITY AND CAPITAL RESOURCES

     We have commenced corporate reorganization proceedings under the Corporate Reorganization Act of Korea on March 27, 2003. In accordance with the timetable issued by the court, filing of claims by our creditors and security holders was completed by April 25, 2003. The receiver has been conducting a detailed review of our financial condition and operations, reviewing claims against us and soliciting views of interested parties such as our creditors and other security holders regarding our reorganization. Based on the result of the receiver's review, the receiver will propose a reorganization plan for us. The court has ordered the receiver to submit a reorganization plan by October 25, 2003. In the proposed reorganization plan, the receiver may suggest any reorganization method, which he finds most appropriate to bring us to normal commercial operations and to best serve public interests, including re-scheduling our debt repayment and service obligations, forgiving all or a part of our debt and converting debt to equity. Once the reorganization plan is filed, the court will convene a series of meetings of interested parties where they will examine and deliberate the reorganization plan proposed by the receiver. Once such a plan is accepted by a resolution of the interested parties, the court will promptly decide whether or not to confirm such accepted plan. Once the accepted plan is confirmed by the court, the receiver will be responsible for the implementation of the confirmed plan. See "Item 4--Information on the Company--History and Development of the Company--Commencement of Reorganization Proceedings" for more details on our corporate reorganization proceedings.

     We had positive cash flows from operating activities of Won 28,517.2 million in 2002, compared to significant negative cash flows from operating activities in 2000 and 2001. Net cash used in operating activities was Won 35,066.5 million and Won 35,841.3 million in 2000 and 2001, respectively. Net cash provided by operating activities in 2002 primarily reflected net losses, adjusted by loss from discontinued operation, loss on redemption of bonds and depreciation and amortization. Net cash used in operating activities in 2000 and 2001 primarily reflected net losses, adjusted for depreciation and amortization.

     Net cash provided by investing activities was Won 396,276.2 million in 2002, compared to net cash used in investing activities of Won 724,892.1 million and Won 213,219.5 million in 2000 and 2001, respectively. Net cash provided by investing activities in 2002 was primarily the result of the disposition of property and equipment in connection with the sale of our enterprise networks business. Net cash used in investing activities in 2001 was primarily the result of investment in transmission equipment and other facilities and equipment necessary for the delivery of our broadband Internet access and enterprise network. Net cash used in investing activities in 2000 was primarily the result of investment in fiber optic network and acquisition of transmission equipment and other facilities and equipment necessary for the delivery of our broadband Internet access, enterprise network and portal services.

     As a result of the rapid expansion of our business and continued operating losses since our incorporation, we have significant debt and debt service obligations. In 2002, we made significant efforts to reduce our liabilities and used the proceeds from the sale of our assets to pay off a portion of our long-term and short-term borrowings. As a result, we had net cash used in financing activities of Won 526,093.8 million in 2002, compared to net cash provided by financing activities of Won 609,277.5 million and Won 366,143.6 million in 2000 and 2001, respectively. In 2002, we used Won 198,348.0 million, Won 180,590.9 million and Won 230,933.7 million in repayments of bonds, short-term borrowings and long-term debts, respectively. Since our inception, we have met our working capital and other capital requirements principally from private and public sales of our shares and bonds and bank borrowings. We raised Won 64,744.3 million and Won 12,690.4 million from share sales in January 2001 and December 2001, respectively. Proceeds from long-term debt totaled Won 221,993.9 million and Won 294,684.0 million in 2000 and 2001, respectively. In 2002, we did not raise any funds from long-term debts. We also raised Won 1,119,460.8 million, Won 118,247.4 million and Won 55,053.9 million from short-term borrowings in 2000, 2001 and 2002, respectively. As of December 31, 2002, we had net short-term indebtedness (including short-term borrowings, the current portion of long-term debts and the current portion of bonds) and long-term indebtedness (including long-term debts and bonds) of Won 383,207.9 million and Won 135,804.5 million, respectively, and our current liabilities exceeded our current assets by Won 487,865.7 million.

     On February 28, 2002, we issued 52,096,000 shares of our common stock to SB Thrunet, Naray & Company and TriGem as a result of the exercise of their warrants. The subscription money for the exercised warrants was paid by delivery of the bonds issued to them in 2001, amounting to US$ 62,600,000, Won 29,600.0 million and Won 17,760.0 million, respectively.

     On August 30, 2002, we issued 78,169,014 shares of our common stock to TriGem and Naray Company, as a result of the conversion of the bonds issued to them in 2001 in the amount of Won 59,200.0 million and Won 29,600.0 million, respectively, into our common stock.

     We raised an aggregate of Won 49,333.1 million from the issuance of a series of corporate bonds during 2002.

     See Notes 13 to 18 of our consolidated financial statements for a description of the types of financial instruments used, the maturity profile of debt, currency and interest rate structure.

     In 2002, we sold the following assets to raise funds to satisfy our debt repayment and debt service obligations.

     -    On August 6, 2002, we sold our HFC network system to Powercomm for Won
          45.0 billion;

     - On August 16, 2002, we sold our corporate headquarter building to Carlyle Asia Real Estate L.L.C. for approximately Won 38.0 billion; and

     - On October 28, 2002, we sold the assets related to our enterprise network services business to SK Global for Won 346.9 billion.

     As of December 31, 2002, we provided four blank checks and six promissory notes to KDB Capital, Woori Investment Bank, LG Card, Woori Bank and Jeil Mutual Saving as collateral. As of the same date, we also provided guarantees in the amount of approximately Won 2,710.7 million for the repayment of certain short-term borrowings, long-term debt and lease payments of our affiliates. See
Note 20 to our consolidated financial statements for more details on our commitments and contingencies. It is common practice for Korean companies to issue blank promissory notes with a maximum note amount to financial institutions as collateral in credit transactions. In the event a holder of a blank promissory note attempts to claim an amount in excess of the maximum note amount, the issuer of such promissory note will be required to pay the entire note amount. However, in such event, the issuer has a right of indemnification from such holder with respect to the excess amount.

     Capital expenditures in property and equipment were Won 679,763 million, Won 259,114 million and Won 48,456.3 million in 2000, 2001 and 2002, respectively. Capital expenditures primarily consisted of transmission equipment, fiber optic cable for our enterprise network business, HFC networks for our broadband Internet business, software, and other facilities and equipment.

     Due to the commencement of our corporate reorganization proceedings, we are unable to predict or determine our plans for operations, capital expenditures and financing requirements until our corporate reorganization is adopted and implemented. There is also substantial doubt as to our ability to continue as a going concern. See "Item 3--Key Information--Risk Factors--We have commenced reorganization proceedings under the Corporate Reorganization Act of Korea." and "--We or our business may be acquired."

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Research and development costs are not significant and are expensed as incurred.

D.   TREND INFORMATION

     Thrunet was incorporated on July 30, 1996 and we began offering our enterprise network services and broadband Internet services in July 1997 and July 1998, respectively. In 2002, we generated revenues primarily from the monthly fees paid by our broadband Internet services subscribers and our leased line customers. Our broadband Internet services revenues also included revenues from the rental of cable modems to our broadband Internet services subscribers and installation fees received from our broadband Internet services subscribers. Our enterprise network services revenues also included monthly fees paid by our IP-based Internet leased line subscribers and revenues from value-added services such as Web hosting and co-location. In 2002, we generated approximately 78% and 19% of our total revenues from our broadband Internet access services and enterprise network services, respectively. On October 28, 2002, we terminated our enterprise network services. As a result, we will generate revenues primarily from our broadband Internet services going forward.

     Our operating costs consist primarily of (i) lease payments to Powercomm for the use of its HFC network, (ii) installation fees paid to our cable modem installation contractors, (iii) commission payments to our independent dealers,
(iv) customer service fees paid to TG Ubase, and (iv) international bandwidth lease payments. As we have reached our target business and network coverage, we do not expect substantial increases in our future operating expenses.

     Our selling, general and administrative expenses consist primarily of advertising expenses, fees and charges mostly paid to our consultants, legal and financial advisors and salaries of administrative employees.

     As a result of the rapid expansion of our business and continued operating losses since our incorporation, we had significant debt and debt service obligations. Furthermore, during the course of 2001, there was a significant decline in the market value of telecommunication companies around the world as well as a deterioration in the prices of communications services and products in general, which affected our ability to achieve and sustain profitability. Despite our efforts to improve our financial condition, we commenced our corporate reorganization proceedings in March 2003. As a result, we are unable to predict our operations or financial condition until our corporate reorganization is adopted and implemented.

     Even if we successfully complete our corporate reorganization and continue our business as a going concern, our ability to generate future revenues will be dependent on a number of factors, certain of which are beyond our control. The prices of communications services and products in general and Internet access fees in particular have fallen historically, and we expect them to continue to fall. In order to achieve and maintain profitability, we will need to continue expanding our end user base and maintain adequate pricing levels. See "Item 3--Key Information--Risk Factors--We have experienced continuing operating losses." and "-Our ability to achieve and sustain profitability may be adversely affected by a decline in prices for our services or insufficient expansion of our end user base."

E.   OFF-BALANCE SHEET ARRANGEMENTS

     On June 29, 2001, we entered into an Accounts Receivable Transfer Agreement, under which we agreed to assign to Multiplus Ltd., a special purpose vehicle established in Korea by a group of financial institutions led by Kookmin Bank, future credit card receivables in the aggregate amount of Won 210,000.0 million for a transfer price of Won 173,805.6 million. The assigned receivables will originate from broadband Internet service fees paid by our subscribers by using credit cards issued by Kookmin Credit Card Co., Ltd. (up to Won 66,394.0 million), Samsung Card Co., Ltd. (up to Won 49,654.1 million) and LG Capital Services Corp. (up to Won 93,952.0 million) for the four-year period commencing on June 29, 2001. This transaction is treated as a secured borrowing in accordance with U.S.GAAP.

     On December 12, 2001, we entered into a Trust Deed with Kookmin Bank, to establish a trust with assets comprising of our future trade receivables in the aggregate amount of Won 245,912.1 million, originating from enterprise network service fees paid by our subscribers for the period commencing on December 21, 2001 until December 20, 2005. Kookmin Bank issued to us beneficiary certificates with a face value of Won 120,000.0 million, which we assigned to ENS Securitization Limited a Beneficiary Certificates Assignment Agreement dated December 12, 2001. ENS Securitization issued securities backed by the beneficiary certificates in the aggregate amount of Won 120,000.0 million. Out of the proceeds from the asset-backed securities, ENS Securitization remitted Won 101,000.0 million in cash to us in consideration for our assignment of the beneficiary certificates. This transaction is treated as a secured borrowing in accordance with U.S.GAAP repaid in 2002.

     The operations of Multiplus and ENS Securitization were included in our consolidated financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" due to the fact that each of the transactions with Multiplus and ENS Securitization, our special purpose entities, did not qualify as a true sale, thus the operations of the special purpose entities were consolidated under US GAAP.

F.   OTHER INFORMATION

CRITICAL ACCOUNTING POLICIES

     GENERAL

     The discussion and analysis of our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, bad debts, marketable securities, long-lived assets and useful lives of property and equipment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     REVENUE RECOGNITION

     We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), as amended and other related guidance. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provide a general allowance for other accounts based on historical collection and write-off experience. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     MARKETABLE SECURITIES AND INVESTMENTS

     We invest in various financial instruments including debt and equity securities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument's effect on our consolidated financial statements. We determine the appropriate classification of the instruments at the time of purchase and re-evaluate such designation as of each balance sheet date. These instruments are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. The debt and equity securities that are bought and held principally for the purpose of selling them in near term are classified as trading and reported at fair value, with unrealized gains and losses included in current operations. The debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from current operations and reported in other comprehensive income
(loss) as a separate component of stockholders' equity.

     We believe that the accounting estimates related to the fair market value of our various securities is a "critical accounting policy" because: (1) it may be highly susceptible to change from period to period based on factors beyond our control and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on variety of factors.

     LONG-LIVED ASSETS

     We periodically review our long-lived assets for possible impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Significant assumptions and estimates include the projected cash flows based upon estimated revenue and expense growth rates and the discount rate applied to the expected cash flows. In addition, our amortization policies reflect judgments on the estimated useful lives of assets.

     ESTIMATED USEFUL LIVES OF PROPERTY AND EQUIPMENT

     We recognize depreciation expenses on our property and equipment using the straight line method based on the estimated useful lives thereof. We apply the following useful lives for our property and equipment: 41 to 48 years for buildings and structures; 15 years for communication circuit equipment; 3 to 6 years for transmission and communication equipment; and 5 to 8 years vehicles, furniture and tools. We estimate such useful lives by analyzing, (1) by analyzing the estimated period from which we will benefit from the use of such assets, and (2) the estimated useful lives used by companies in our industry. Use of other estimate methods may result in significantly different results.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     For the fiscal year ended December 31, 2002, our board of directors and senior executive officers (whose business addresses were at 1337-20 Seocho-2dong, Seocho-ku, Seoul, Korea) were as follows:

         NAME                      AGE                                POSITION
---------------------             ----     --------------------------------------------------------------
Hong Sun Lee.........               41     Chief Executive Officer and Representative Director
Sang Soon Jung.......               49     Director and Executive Vice President
Gi Choo Han..........               49     Director, Executive Vice President and Chief Financial Officer
Seok Joong Yoon                     42     Director and Executive Vice President
Se-Hwan Kim..........               43     Executive Director
Yong-Teh Lee.........               69     Director
Hong Soon Lee........               43     Director
David Lee............               30     Director
Alex Serge Vieux.....               44     Director
Kwee Chong John Moo..               62     Director

     HONG SUN LEE served as representative director of Thrunet from February 2001 until March 2003. From 1994 until February 2002, Mr. Lee has served as President and Chief Executive Officer of SOFTBANK Korea Co., Ltd. From 2000 until February 2002, Mr. Lee has served as Managing Partner of SOFTBANK Ventures Korea Inc. Since 1997, Mr. Lee has served as President and Chief Executive Officer of Sambo Xers Professional Basketball Club (formerly, Naray Blue Bird Inc.). From 1998 until early 2000, Mr. Lee served as President and Chief Executive Officer of Naray Mobile Telecom Inc. From 1996 until 1997, Mr. Lee served as Vice President of Naray Mobile Telecom Inc. Mr. Lee received a bachelor of arts from Florida Institute of Technology and masters in science (computer science) from the University of South Florida.

     SANG SOON JUNG served as a director and Executive Vice President of Thrunet from January 2002 until March 2003. From 1998 until 2000, he was a Senior Vice President of Naray Mobile Telecom Inc. From 1996 until 1998, he served as a Senior Director of Korea Thrunet Co., Ltd. Mr. Jung received a bachelor of arts in electrical engineering from Seoul National University.

     GI CHOO HAN served as a director, Executive Vice President and Chief Financial Officer of Thrunet from January 2002 until March 2003. From 1999 until 2000, Mr. Han served as a Senior Director of Naray Mobile Telecom, Inc. From 1996 until 1999, he served as a director of TriGem Computers Inc. Mr. Han received a bachelor of arts in business administration from Sogang University.

     SEOK JOONG YOON has served as an Executive Vice President of Thrunet since December 2002. From January 2002 until November 2002, Mr. Yoon served as a director and Senior Advisor of Thrunet. Since 2000, Mr. Yoon has been and currently is a consultant at the Korean e-business Commercialization Institute of San Jose State University. Since 1998, he has been an Assistant Professor of Management Information Systems at San Jose State University. From 1997 until 1999, he was a Senior Vice president at iQuest Inc. Mr. Yoon received a bachelor of arts in business administration from Korea University in 1984, masters in business from the University of Rochester in 1988 and a Ph.D. in business from Georgia State University in 1994.

     SE-HWAN KIM joined Thrunet in January 1998 and served as a Marketing Team Manager until December 2000. In January 2001, Mr. Kim was promoted to director. Since January 2002, Mr. Kim has served as an Executive Director of Thrunet. From 1993 until 1997, Mr. Kim was a Marketing Team Manager at Naray Mobile Telecom, Inc. Mr. Kim received a bachelor of arts in business administration from Keimyung University in Korea in February 1984.

     YONG-TEH LEE served as a director of Thrunet from July 1996 until March 2003. Mr. Lee served as Chief Executive Officer of Thrunet from July 1996 until September 1997 and Chairman of Thrunet from October 1997 until February 2001. From 1998 until 2000, Mr. Lee served as Chairman Emeritus of TriGem and from 1989 until 1998 Mr. Lee served as Chairman of the same company. Since 1999, Mr. Lee has served as Deputy Chairman of the Federation of Korean Industries. Mr. Lee received a bachelor of science in physics from Seoul National University and a Ph.D. in physics from the University of Utah.

     HONG SOON LEE served as a director of Thrunet from March 2000 until March 2003. Mr. Lee has been also serving as Vice Chairman of TriGem since January 2000. From 1997 until 1999, Mr. Lee served as a Senior Vice President of TriGem. From 1996 until 1997, Mr. Lee served as a Vice President of TriGem. From 1995 until 1996, Mr. Lee served as a director of TriGem.

Mr. Lee received a bachelor of science in physics from Korea University and maters in computer science from Florida Institute of Technology.

     DAVID LEE served as a director of Thrunet from February 2001 until March 2003. Mr. Lee has since September 2000 served, as Assistant Vice President and General Counsel of SOFTBANK Corp. of Japan. From 1998 until 2000, Mr. Lee was a lawyer with Milbank, Tweed Hadley & McCloy. Mr. Lee received a bachelor of arts in economics from Amherst College and a juris doctor degree from the New York University School of Law.

     ALEX SERGE VIEUX served as a director of Thrunet from August 1999 until March 2003. Mr. Vieux is the founder and the Chief Executive Officer of DASAR Brothers. He also serves as a director for several international public and private companies, including BVRP, Check Point Software, Cibox and Lernout & Hauspie Speech Products. He has taught at the University of Paris Le Sorbonne and was 1998 Visiting Professor at the University of Paris Dauphine. In 1997, Mr. Vieux served as President of the Infotech Commission for the French Republic, under the auspices of the Minister of Economics and Finance.

     KWEE CHONG JOHN MOO served as a director of Thrunet from March 2000 until March 2003. Mr. Moo is the founder, and has served as Group Managing Director of Computer Systems Advisors since its inception in 1970. Mr. Moo also holds several positions for international public and private companies, including Advisor of Singapore IT Federation (SITF), Honorary Chairman of School of Computing at National University of Singapore, Governor of International Council for Computer Communications (ICCC) and member of National Internet Advisory Committee (NIAC).

     Hong Sun Lee and Hong Soon Lee are sons of Yong-Teh Lee.

     Following our filing of a petition for the commencement of reorganization proceedings, all of the above-mentioned directors and officers, except for Seok Joong Yoon and Se-Hwan Kim, voluntarily resigned on March 26, 2003. On March 27, 2003, the bankruptcy court appointed Mr. Seog Won Park as our receiver and he is also acting as our President. In addition to Mr. Park, we expect that the bankruptcy court will approve four additional persons to be our directors after the court's approval of the reorganization plan to be submitted by the receiver. Upon such approval, our board of directors will be as follows:

         NAME                      AGE                    POSITION
---------------------              ---     -------------------------------------
Seog Won Park........               60     President
Seok Joong Yoon......               42     Director and Executive Vice President
Se-Hwan Kim..........               43     Executive Director
Yu-Jung Kim..........               45     Director
Young-Won Kwon.......               43     Director

     SEOG WON PARK has served as the receiver of Thrunet since March 27, 2003. From October 2001 until March 2003, Mr. Park served as a receiver of HungChang Co., Ltd. From June 2001 until February 2002, Mr. Park served as a non-resident Director of KorAm Bank. From March 2000 until June 2001, he served as a Vice President of KorAm Bank. From February 1997 until March 2000, he served as a Managing Director of KorAm Bank. From July 1996 until February 1997, he served as a Branch Manager of KorAm Bank. Mr. Park received a bachelor of laws from Korea University in February 1969.

     YU-JUNG KIM has served as the Head of the Network Team of Thrunet since July 1999. From March 1996 until July 1999, he served as a Technology Manager of Naray Telecom. From December 1985 until March 1993, he served as a Chief Researcher at Daewoo Telecom. Mr. Kim received a bachelor of statistics from Chungnam National University in February 1986.

     YOUNG-WON KWON has served the Head of the Information Technology Team of Thrunet since July 1998. From January 1993 until July 1998, he served as an Accounts Receivable Manager of Naray Telecom. From January 1986 until July 1992, he was employed with Daewoo Telecom. Mr. Kwon received a bachelor of accounting from Kyungbuk National University in August 1985.

     The biographies of Seok Joong Yoon and Se-Hwan Kim are set forth above.

     In 1997 and 1999, we provided loans to Mr. Se-Hwan Kim, in the aggregate amount of Won 11 million for the purchase of employee stock options. Such loans were in existence as of July 30, 2002. Since that date, there has been no material modification of any term, nor any extension or renewal, of such loans.

B.   COMPENSATION

     We paid an aggregate amount of compensation during fiscal 2002 to our directors and officers as a group equal to Won 988 million. The amount of retirement and severance benefits accrued for our executive officers and directors in 2002 was Won 273 million. No stock options were granted to our executive officers and independent directors in 2002. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2002.

C.   BOARD PRACTICES

     As a result of the resignation of our former directors and officers on March 26, 2003 and the commencement of our reorganization proceedings on March 27, 2003, our board meetings, audit committee, compensation committee and independent directors have been temporarily suspended. Subject to certain approvals and supervision of the bankruptcy court, Mr. Seog Won Park, our receiver, currently has the power to perform the functions and responsibilities of such bodies and the exclusive power and capacity to conduct our business and to manage and dispose of any and all of our properties while we are in reorganization proceedings. We expect that with the approval and supervision of the bankruptcy court, we will re-establish such bodies within this year.

     The following is a description of our board of directors, audit committee, compensation committee and independent directors as of December 31, 2002.

BOARD OF DIRECTORS

     The board of directors had the ultimate responsibility for the administration of the affairs of Thrunet. Our Articles of Incorporation, as currently in effect, provide for a board of directors, which is comprised of standing directors and non-standing directors including independent directors. Our non-standing directors, as opposed to our standing directors, do not participate in our day-to-day operations. Under our Articles of Incorporation, all directors serve a three-year term, which may be extended to the close of the ordinary general meeting shareholders convened with respect to the last fiscal year, which ends on or before the date three years from the date of acceptance of office by such director. Our Articles of Incorporation provide for a board of directors of not less than five directors and not more than 15 directors. The Commercial Code requires that the directors be elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented, subject to such majority of at least one-quarter of all issued and outstanding shares having voting rights. The board of directors elects one Representative Director from the standing directors. None of our directors is party to a service contract with us that provides for benefits upon termination of employment.

AUDIT COMMITTEE

     The board of directors maintained an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee must consist of three or more directors and independent directors must comprise at least two-thirds of the members of the Audit Committee. Under our Articles of Incorporation, the Audit Committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The Audit Committee has the right to request the board of directors to convene a shareholders' meeting by providing a document that sets forth the agenda and reasons for such meeting. As of December 31, 2002, the members of the Audit Committee were David Lee, Alex Serge Vieux and Kwee Chong John Moo.

COMPENSATION COMMITTEE

     In February 2001, the board of directors set up a Compensation Committee to establish compensation levels for directors. The Compensation Committee must mainly consist of independent directors. As of December 31, 2002, the members of the Compensation Committee were David Lee, Alex Serge Vieux and Kwee Chong John Moo.

INDEPENDENT DIRECTORS

     As of December 31, 2002, Alex Serge Vieux and Kwee Chong John Moo served on the board of directors as independent directors.

D.   EMPLOYEES

     As of May 31, 2003, we had a total of 280 employees, including permanent employees and contract employees. The following chart shows the number of employees by main category of functional areas:

SENIOR MANAGEMENT                                 8
SALES & MARKETING                               107
R&D AND ENGINEERING                             107
ADMINISTRATION AND FINANCE                       58
                                                ---
TOTAL                                           280

     As of December 31, 2000, 2001 and 2002 we had 679, 507 and 316 employees, respectively.

     None of our employees is represented by a labor union. We have not experienced any work slowdowns or stoppages. We consider our relations with our employees to be good.

E.   SHARE OWNERSHIP

STOCK OPTION PLAN

     Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees. Set forth below are the details of our stock option plan as currently contained in our Articles of Incorporation (the "Stock Option Plan").

     - In order to qualify for participation in the Stock Option Plan, officers and employees must have the ability to contribute to, the establishment, development or technological innovation of Thrunet. Notwithstanding the foregoing, shareholders meeting the following criteria shall not be eligible to receive options under the Stock Option Plan; (i) a shareholder who holds 10% or more of the total outstanding shares of Thrunet excluding the non-voting shares, (ii) a person who has actual control over major management decisions of Thrunet such as the appointment or dismissal of directors and auditors, and in each case his or her spouse and lineal ascendants or descendants.

     - The specific terms and conditions of stock options granted under the Stock Option Plan shall be approved at a duly convened shareholders' meeting. Under our Articles of Incorporation, stock options shall be offered through (i) issuance of new shares, or
               (ii) payment in cash or treasury stock held by Thrunet of the difference between the market price of our shares and the option exercise price.

     - The maximum aggregate number of our shares available for issuance under the Stock Option Plan shall not exceed 10% of the total number of our shares outstanding. The stock options may not be granted to all of our directors, auditors and employees. Any single officer or employee may not be granted stock options for the shares exceeding 10% of the shares issued and outstanding.

     - Stock options granted under the Stock Option Plan will have a minimum exercise price determined as follows: (i) if new shares are to be issued for the option, the minimum exercise price will be the higher of the market price or par value of our shares on the grant date, and (ii) if Thrunet's existing shares are to be transferred for the option, the minimum exercise price will be the market price of our shares on the grant date.

     - Stock options granted under the Stock Option Plan may be exercised after the third anniversary date of the shareholders' meeting at which the grant of stock options under the Stock Option Plan is approved but prior to the tenth anniversary date thereof, unless otherwise revoked by the board of directors. The board of directors may revoke stock options granted under the Stock Option Plan if (i) the beneficiary voluntarily retires or resigns prior to the second anniversary date of the shareholders' meeting at which the grant of the stock options is approved, (ii) the beneficiary causes significant loss to us by his or her negligence or willful misconduct, or (iii) an event of termination specified in the Stock Option Plan occurs.

     - Shares purchased upon the exercise of stock options granted under the Stock Option Plan will not, at the time of their issuance, be registered with the Securities and Exchange Commission but may be salable in the public market in the United States in accordance with Rule 144 under the Securities Act and applicable Korean laws and regulations.

     On August 20, 1999, we granted stock options to our executive officers, our independent directors and more than 230 employees to purchase 1,910,000, 60,000 and 1,520,000 of our shares, respectively. The stock options were granted with an exercise price at US$18.00 per share. All of these stock options will vest on August 21, 2002 and are exercisable until August 20, 2009.

     On March 24, 2000, we granted stock options to our executive officers, our independent directors and more than 240 employees to purchase 428,000, 30,000 and 1,212,000 of our shares, respectively. The stock options were granted with an exercise price at Won 48,400 per share. All of these stock options vested on March 25, 2002 and are exercisable from March 25, 2003 until March 24, 2010.

     On March 27, 2001, we granted stock options to our executive officers, our independent directors and more than 320 employees to purchase 1,055,000, 40,000 and 1,612,000 of our shares, respectively. The stock options were granted with an exercise price at Won 7,200 per share. All of these stock options will vest on March 28, 2003 and are exercisable from March 28, 2004 until March 27, 2011.

     At the general shareholders' meeting held on March 27, 2001, our shareholders agreed to adjust the exercise price of 2,493,500 of the stock options granted in August 1999 and March 2000 to Won 7,200 per share. As a result of the reduction of exercise price of these stock options, they were accounted for as variable options effective March 27, 2001. Accordingly, we will recognize compensation cost based on the intrinsic value of these options for each reporting period subsequent to the modification date of March 27, 2001, until these awards are exercised, are forfeited or expire unexercised.

     As a result of the reverse stock split of our common shares in the ratio of 3:1 on December 27, 2002, the number of outstanding stock options and their exercise prices have been adjusted accordingly. As of December 31, 2002, we had outstanding stock options, held by our current or former executive officers, independent directors and employees, to purchase 1,264,834 shares at an exercise price of Won 21,600 per share, 621,000 shares at Won 63,384 per share and 85,333 shares at Won 145,200 per share. See Note 24 to our consolidated financial statements for more information about our stock options.

     As of May 31, 2003, in addition to Se-Hwan Kim, our current director, the following former standing and non-standing directors and members of senior management owned shares and/or options in Thrunet: Yong-Teh Lee, Hong Soon Lee, Alex Serge Vieux, Kwee Chong John Moo, Moon Yong Jin, Yu Joong Kim, Young Won Kwon, Byung Taik Rim, Kyu Bae Park, In Joong Kim, Jae Hyun Lee, Charles Rim, Ju Man Park, Yong Hoe Kim, Jong Kil Kim, Won Ho Park, In Chung Ok, Yong Hae Lee, Hyun Je Park, Boo Woong Yoo, Jong Moon Kim, Wyo Hyun Yoon, Woi Deok Jeon, Do Jin Kim and Kang Woo Lee. None of these directors and members of senior management beneficially own 1% or more of our shares or options on an individual basis.

STOCK OWNERSHIP ASSOCIATION

     An employee stock ownership association under the Securities Act of Korea is an association formed by the employees of a corporation for the purpose of acquiring and managing stocks issued by such corporation. Only full-time workers of a corporation may join the employee stock ownership association and officers elected by a shareholders' meeting, shareholders of such corporation (excluding certain minority shareholders), and part-time workers are not qualified to become a member of the association. The right to become a member of the employee stock ownership association must be available to all full-time employees and the regulations governing the association must contain certain matters relating to the operation and management of the association.

     We established our employee stock ownership association in June 1997. As of December 31, 2002, 67 employees of our company were members of the employee stock ownership association and the association held 176,560 shares of our common shares.

           ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our shares, on a fully diluted basis, as of March 31, 2003 by (1) each person known to us to own beneficially more than five percent (5%) of our shares, and (2) all of our directors and executive officers as a group. As of March 31, 2003, we had approximately 16,000 holders of record, including 10,000 holders of record in the United States.

                                                          SHARES BENEFICIALLY
                                                      OWNED AS OF MARCH 31, 2003
                                                      --------------------------
                NAME                                     NUMBER         PERCENT
-----------------------------------                   -----------      ---------
TriGem Computer, Inc ..........................        42,228,869(1)       54.39%
SB-Thrunet Pte. Ltd.(2)........................        12,600,000          16.23%
Microsoft Corporation..........................         2,514,286           3.24%
Hynix Semiconductor Co., Ltd...................         1,998,204           2.57%
Directors and Executive Officers................          318,667(3)        0.41%

----------

     (1) Includes shares owned by Naray & Company, Naray D&C, TriGem Ventures, TriGem InfoNet, Solvit Media, TG Information Consulting, Inc., and AI Leaders, Inc., each an affiliate of TriGem Computer. As of March 31, 2003, TriGem Computer and Naray & Company owned 24,727,241 shares representing 31.85% of our shares and 16,677,446 shares representing 21.48% of our shares, respectively.

     (2) In February 2002, SB Thrunet Fund, L.P. transferred all of its assets including its equity interest in Thrunet, to SB-Thrunet Pte. Ltd.

     (3) None of the directors/executive officers beneficially owns 1% or more of our shares on an individual basis.

     The following table describes transactions known to us through publicly available information involving holders of over 5% of our outstanding common stock during the period beginning on January 1, 2000 and ending on May 31, 2003 that resulted in a change of greater than 1% in the percentage ownership by that shareholder of our outstanding shares.

                                                                            NUMBER OF
                                              SHARES OWNED                    SHARES        SHARES OWNED
                              DATE OF           PRIOR TO                    PURCHASED        AFTER THE
  NAME OF SHAREHOLDER       TRANSACTION       TRANSACTION     PERCENTAGE      (SOLD)        TRANSACTION       PERCENTAGE
----------------------    -----------------   ------------    ----------    -----------     ------------      ----------
KEPCO                      January 11, 2000      5,227,200        7.26%      (5,227,200)               -             -
Dongsung Factoring           March 27, 2000      3,866,604        5.37%      (3,866,604)               -             -
TriGem Computer            January 26, 2001      6,443,250        8.95%      11,840,000       18,283,250         18.66%
SB-Thrunet Pte. Ltd.       January 26, 2001              -           -       14,208,000       14,208,000         14.50%
TriGem Computer            January 26, 2001     18,283,250       18.66%      (1,685,000)      16,598,250         16.94%
TriGem Computer              March 31, 2001     16,598,250       16.94%      (6,268,111)      10,330,139         10.54%
TriGem Computer           December 14, 2001     10,330,139       10.54%       4,634,909       14,965,048         14.58%
TriGem Computer           February 28, 2002     14,965,048       14.58%       7,104,000       22,069,048         14.26%
SB-Thrunet Pte. Ltd.      February 28, 2002     14,208,000       14.50%      33,152,000       47,360,000         30.61%
Naray & Company           February 28, 2002      2,576,000        2.51%      11,840,000       14,416,000          9.32%
TriGem Computer             August 28, 2002     22,069,048       14.26%      52,112,676       74,181,724         31.85%
Naray & Company             August 28, 2002     14,416,000        9.32%      26,056,338       40,472,338         17.38%
Naray & Company           September 6, 2002     40,472,338       17.38%       9,560,000       50,032,338         21.48%
SB-Thrunet Pte. Ltd.      September 6, 2002     47,360,000       30.61%       9,560,000       37,800,000         16.23%

-------------------
Note: As a result of the reverse stock split of our common shares in the ratio of 3:1 on December 27, 2002, the number of shares held by each of TriGem Computer, Naray & Company and SB-Thrunet Pte. Ltd., has been reduced to 24,727,241, 16,677,446 and 12,600,000, respectively.

     We have not granted any preferential voting rights to our major shareholders. However, pursuant to the Investor Rights Agreement dated December 14, 2000, SB Thrunet, TriGem, Naray, TriGem InfoNet, TG Ventures and Naray D&C agreed to vote in accordance with the provisions of that agreement.

B.   RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH TRIGEM AND ITS AFFILIATES

     TriGem was one of our founding shareholders and together with its affiliates beneficially owned 54.39% of our shares as of March 31, 2003. On January 26, 2001, we issued to TriGem and Naray bonds maturing on January 26, 2006, with interest accruing at the annual rate of 4.35% payable semi-annually, together with detachable warrants to purchase our common stock for Won 2,500 per share. In August 2002, TriGem and Naray converted their bonds in the amounts of Won 59,200,000,000 and Won 29,600,000,000, respectively, into our common stock. None of TriGem and its affiliates currently owns any bonds or warrants to purchase our common stock.

     We have an agreement with TG Ubase, a subsidiary of TriGem, under which we outsource all of our customer care and after-service functions to TG Ubase. Payments to TriGem's affiliates, including TG Ubase in 2000, 2001 and 2002 totaled Won 54,505.7 million, Won 66,483.7 million and Won 37,808.4 million, respectively. We believe that our agreements with TriGem's affiliates and TG Ubase were on terms no less favorable than could have been obtained from independent third parties.

     In June 2002, we entered into an agreement with Naray Telecom, pursuant to which we lease one international leased line for a monthly fee of Won 268 million, for a term of one year.

     In September 2002, we provided a loan of Won 11.5 billion to Naray & Company until June 27, 2004. As collateral for such loan, Naray & Company has provided to us a blank promissory note for the maximum amount of Won 11.5 billion, and has pledged to us its 16,000,000 of our common shares, 448,000 shares in Digital Biotech Co., Ltd., 156,800 shares in Heyanita Korea, Inc., and 30,000 shares in Electronic Times Internet Co., Ltd., and certificates of contribution of Won 10 billion in SOFTBANK VENTURES FUND No.1 and Won 5.8 billion in SOFTVEN No.2 Investment Enterprise Partnership.


RELATIONSHIP WITH SOFTBANK

     As of March 31, 2003, SOFTBANK, through SB Thrunet, beneficially owned 16.23% of our outstanding shares. On January 26, 2001, we issued to SB Thrunet bonds maturing on January 26, 2006, with interest accruing at the annual rate of 1.43% payable semi-annually, together with detachable warrants to purchase our common stock for Won 2,500, exercisable at any time until January 26, 2006. SOFTBANK's wholly-owned entity, SB Ginko, which is a general partner of SB Thrunet, also holds warrants to purchase a total of 35,520,000 shares of our common stock at a per share exercise price of Won 2,500, exercisable at any time until January 26, 2006. On February 28, 2002, SB-Thrunet exercised all of its warrants to purchase 33,152,000 shares of our common stock. The subscription money in Korea Won was used to repay the US$70 million bonds issued to SB Thrunet. As a result of the difference in the exchange rate used to determine the aggregate denominated amount of the warrants and the exchange rate used for the payment of the subscription money, bonds amounting to US$7,400,000 remained. Accordingly, as of December 31, 2002, we were liable to SB-Thrunet for bonds in the principal of US$7,400,000 payable on January 26, 2006, with interest accruing at the annual rate of 1.43%. On a fully diluted basis assuming the full exercise of the warrants held by SB Ginko, SOFTBANK will beneficially own approximately 37.28% of our shares. However, SB Ginko's exercise of its warrants may be subject to the foreign ownership restrictions under Korean law. See "Item 3--Key Information--Risk Factors--Ownership of shares may be subject to certain restrictions under Korean law" and "Item 10--Additional Information--Articles of Incorporation-Limitation on Shareholdings."

     Our transactions with SOFTBANK have been on an arm's length basis.

RELATIONSHIP WITH KOREA.COM COMMUNICATIONS

     As of March 31, 2003, we owned 91.95% of the outstanding shares of Korea.com Communications. On April 1, 2003, the Bankruptcy Division of the Seoul District Court granted Korea.com Communications its petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. Since we established Korea.com Communications and transferred our Korea.com portal business to it in June 2001, Korea.com Communications has provided Korea.com portal services and other related services to its own and our subscribers. We currently own 91.95% of the voting shares in Korea.com Communications. As of March 31, 2003, Korea.com Communications owed us approximately Won 7,593.0 million, including Won 5,528 million in loan payable, Won 1,962.0 million in accounts payable and Won 102.0 million in interest payable. We also provided guarantees in the amount of approximately Won 9,405.0 million for the repayment of certain short-term borrowings and long-term debt of Korea.com Communications.

     See Note 30 to our consolidated financial statements for more information about our related party transactions.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

                         ITEM 8 - FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18-- Financial Statements" and pages F-1 to F-74 following Glossary.

                                LEGAL PROCEEDINGS

     CLASS ACTION LAWSUIT

     On October 26, 2001, a class action lawsuit was filed with the US District Court, Southern District of New York on behalf of the purchasers of the securities of Thrunet between November 16, 1999 and December 6, 2000. We are named as a defendant, along with three controlling officers at the time of our initial public offering in 1999, namely, Yong-Teh Lee, Jong-Kil Kim and Boo-Woong Yoo, and eight investment banks that were underwriters for approximately 300 other companies, which completed their initial public offerings in the United States during the above period. The investment banks named as co-defendants in this action include: The Bear Stearns Companies Inc., CIBC World Markets, Credit Suisse First Boston Corp., Fleetboston Robertson Stephens, Inc., The Goldman Sachs Group, Inc., J.P. Morgan Chase & Co., Lehman Brothers Holdings Inc., and Merrill Lynch, Pierce, Fenner & Smith, Inc.

     The complaint alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10-5 promulgated thereunder. The complaint essentially alleges that the prospectus and registration statement we filed in connection with our initial public offering were materially false and misleading because they failed to disclose, among other things, that: (i) the underwriters on the offering had solicited and received excessive and undisclosed commissions from certain investors in exchange for which those underwriters allocated to those investors material portions of the restricted number of shares; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate shares to those customers in the initial public offering in exchange for which the customers agreed to purchase additional shares in the aftermarket at predetermined prices.

     On November 26, 2001, we received from Wolf Haldenstein Adler Freeman & Herz LLP, one of the six member firms on the plaintiff's executive committee, a notice of lawsuit and a request for waiver of service for summons dated November 9, 2001. We did not sign this waiver. On May 9, 2002, we received a copy of the complaint from CT Corporation, our designated service agent. Our time to file a motion or an answer to the complaint has been stayed by the Court. Numerous case management conferences and mediation sessions have taken place since the commencement of the class action.

     We and our directors are covered by the directors and officers liability and company reimbursement policy up to a liability amount of Won 30,000 million with a retention amount of Won 325 million including defense costs.

     We are in the process of applying to the bankruptcy court for approval to enter into a memorandum of understanding with the plaintiff, which contains among other things, an agreement to settle the plaintiff's claim upon the condition that if the judgment sum is less than US$1 billion, the difference between the judgment sum and US$1 billion will be covered by all the defendants to the claim.

     MOTOROLA LAWSUIT

     On December 3, 2002, General Instrument Corporation d/b/a the Broadband Communications Sector of Motorola, Inc. filed suit in the United States District Court for the Eastern District of Pennsylvania against us for breach of a contract for cable modems. We responded to the complaint with a motion to dismiss for lack of personal jurisdiction filed on April 1, 2003, which was denied by the court on June 24, 2003. On June 30, 2003, we filed a petition pursuant to 11 U.S.C. 304 to commence a case ancillary to a foreign proceeding. The petition was brought in the name of Seog Won Park, as receiver for Thrunet. Motorola's response to the petition is due on July 28, 2003. The petition has been assigned to Chief Judge Bruce Fox of the United States Bankruptcy Court for the Eastern District of Pennsylvania. In the petition, we have asked the U.S. Bankruptcy Court to stay the Motorola action since we are currently in reorganization proceedings in Korea. We plan to file a supplement to our petition reflecting the meeting of creditors, including Motorola, which took place in Korea on June 25, 2003. Until the court grants the petition, there is no stay in effect. Accordingly, we are required to file an answer to Motorola's complaint by July 14, 2003.



     COMMENCEMENT OF REORGANIZATION PROCEEDINGS

     On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. See "Item 4--Information on the Company--History and Development of the Company--Commencement of Reorganization Proceedings".

             DELISTING OF OUR SHARES FROM THE NASDAQ NATIONAL MARKET

     On August 7, 2002, we received a Nasdaq staff determination indicating that we failed to satisfy the $1.00 minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5), for the prior 30-day trading period. Pursuant to Marketplace Rule 4450(e)(2), we were provided 90 calendar days, or until November 5, 2002, to regain compliance with such requirement. However, we did not regain compliance within the proscribed time period and, on November 6, 2002, we received another Nasdaq staff determination letter indicating that our securities would be delisted. On November 13, 2002, we requested a hearing pursuant to Marketplace Rule 4820(a) and on November 21, 2002, we made a written submission to the Nasdaq Listing Qualifications Panel requesting an exception through February 20, 2003, by which time we believed we would effect a 1-for-3 reverse stock split, and thereafter regain compliance with the continued listing standard of Nasdaq, including the minimum bid price requirement. On November 25, 2002, our shareholders approved the proposed reverse stock split of our common shares in the ratio of 3:1. The reverse stock split took effect on January 20, 2003, on which date we issued new share certificates.

     In February 2003, we were notified of the panel's determination to continue the listing of our securities on the Nasdaq National Market, subject to us being able to demonstrate compliance with all requirements for continued listing on the Nasdaq.

     However, on March 5, 2003, we received another Nasdaq staff determination indicating that as a result of our filing of a petition for a temporary stay order and a petition for commencement of reorganization proceedings with the Bankruptcy Division of the Seoul District Court on March 3, 2003, we no longer meet the requirement of continued listing set forth in Marketplace Rule 4450(f), and that the panel will consider such filing in rendering its decision regarding the delisting of our securities from the Nasdaq.

     On March 11, 2003, we made a written submission to the panel, to the effect that the purpose of the reorganization proceedings is not to liquidate our operations, but to allow ourselves to overcome our financial difficulties and resume normal commercial operations and continue serving our customers. See "Item 4--Information on the Company--History and Development of the Company--Commencement of Reorganization Proceedings" for more information on the reorganization proceeding procedures.

     On April 3, 2003, we received a Nasdaq delisting determination indicating that the panel has determined to delist our securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.

                                 DIVIDEND POLICY

     We intend to retain any earnings for use in our business. We do not intend to pay dividends on our shares for the foreseeable future. Dividends, if any, on the outstanding shares are recommended by the board of directors and must be approved at our annual general meeting of shareholders. This meeting is generally held in March each year, and the dividend in respect of the preceding year is generally paid shortly thereafter. The declaration of dividends is subject to the discretion of the shareholders, and consequently, no assurance can be given to the amount of dividends per share or that any such dividends will be declared. Future cash dividends, if any, will also depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as may deem relevant. Loan agreements and contractual arrangements entered into by us may also restrict distributions of dividends.

B.   SIGNIFICANT CHANGES

                               RECENT DEVELOPMENTS

COMMENCEMENT OF REORGANIZATION PROCEEDINGS

     On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. See "Item 4--Information on the Company--History and Development of the Company--Commencement of Reorganization Proceedings".

DELISTING OF OUR SHARES FROM THE NASDAQ NATIONAL MARKET

     On April 3, 2003, we received a Nasdaq delisting determination indicating that the Nasdaq Listing Qualifications Panel has determined to delist our common shares from The Nasdaq Stock Market effective with the open of business on April 7, 2003. See "--Consolidated Statements and Other Financial Information--Legal Proceedings--Delisting of Our Shares from The

Nasdaq National Market".

ANNOUNCEMENT OF PUBLIC AUCTION TO FIND A NEW MAJOR SHAREHOLDER

     On June 30, 2003, we published a notice in the Korea Economic Daily that we would stage a public auction on August 25, 2003 to find a new major shareholder. See the last paragraph in "Item 4--Information on the Company--History and Development of the Company--Commencement of Reorganization Proceedings" for more information.

                        RECENT ACCOUNTING PRONOUNCEMENTS

     In May of 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). The statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will be classified as extraordinary items only if they are determined to be unusual and infrequently occurring items. SFAS No. 145 also requires that gains and losses from debt extinguishments, which were classified as extraordinary items in prior periods, be reclassified to continuing operations if they do not meet the criteria for extraordinary items. The provisions of SFAS No. 145 will be effective for our fiscal year beginning January 30, 2003. We will apply the provisions of this statement for all debt extinguishments going forward.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. We are currently assessing the impact of SFAS No. 146 on our financial position and results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to such compensation. We expect to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and will provide the prominent disclosures required in the footnotes to the financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, but now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We are currently assessing the impact of SFAS No. 150 on our financial position and results of operations.

     In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees. FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are presented in Note 12. Our management does not expect that the adoption of FIN 45 will have a material impact on our financial position or results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs' activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective January 1, 2004 for VIEs created prior to February 1, 2003. At this time, we do not believe that the implementation of FIN 46 will have a material impact on our consolidated balance sheet, earnings or capital resources.

                         ITEM 9 - THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     From November 17, 1999 until April 4, 2003, our common shares were quoted on the Nasdaq National Market under the symbol "KOREA". Prior to that time, there was no public market for our common shares. On April 7, 2003, our shares were delisted from the Nasdaq National Market and began trading on the other--over-the-counter market, or otherwise known as the "Grey Market" in the U.S. under the symbol "KOREQ" effective as of April 7, 2003. Since then, the reported last sale price has remained at US$0.001. The following table sets forth, for each of the periods indicated, the high and low sales prices per share of our common shares as reported on the Nasdaq National Market. On December 27, 2002, we effected a 3:1 reverse stock split of our common shares. See "Item 4--Information on the Company--History and Development of the Company--Reverse Stock Split".

                                                           HIGH             LOW
                                                         --------         --------
ANNUAL HIGHS AND LOWS
  1999 (since November 17) ........................      $  84.00         $   31.75
  2000 ............................................         72.63              2.09
  2001 ............................................          6.00              0.62
  2002 ............................................          1.85              0.13

QUARTERLY HIGHS AND LOWS
2001
   First Quarter ..................................      $   2.50         $    2.25
   Second Quarter .................................          3.94              1.94
   Third Quarter ..................................          2.60              1.01
   Fourth Quarter .................................          2.15              0.62
2002
   First Quarter ..................................          1.85              0.80
   Second Quarter .................................          1.27              0.69
   Third Quarter ..................................          0.99              0.38
   Fourth Quarter .................................          0.91              0.13
2003
   First Quarter ..................................          1.37              0.23
   Second Quarter (through April 4)................          0.34              0.15
MONTHLY HIGHS AND LOWS
2002
   October.........................................          0.55              0.21
   November........................................          0.91              0.13
   December........................................          0.68              0.40
2003
   January ........................................          1.34              0.45
   February........................................          1.37              0.75
   March ..........................................          0.72              0.23

     On April 4, 2003, the reported last sale price of our common shares on the Nasdaq National Market was $0.15 per share. As of April 4, 2003, there were approximately 10,000 shareholders of record.

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our common shares were quoted on the Nasdaq National Market. See "Item 8--Financial Information--Consolidated Statements and Other Financial Information--Legal Proceedings--Delisting of Our Shares from The Nasdaq National Market ".

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSES OF THE ISSUE

     Not applicable.

                        ITEM 10 - ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   ARTICLES OF INCORPORATION

     The following is a summary of certain provisions in our Articles of Incorporation. However, during our reorganization proceedings, to the extent that any provision of our Articles of Incorporation conflicts with any provision of the Corporate Reorganization Act of Korea, the latter shall supersede the former, and we must comply with the provisions of the Corporation Reorganization Act of Korea. See "Item 4--Information on the Company--History and Development of the Company--Commencement of Reorganization Proceedings".

OBJECTIVES

     Our objective is to engage in those businesses as stated in Article 2 of our Articles of Incorporation, which include the following:

     -    lease of telecommunication lines facilities;

     -    wired and/or wireless telecommunication business;

     - value added network business such as collection, processing, provision, exchange and transmission of information and multimedia service;

     - cable broadcasting transmission network and distribution network businesses and telecommunications business based on cable broadcasting transmission networks; and

     - installation, operation and maintenance of facilities for the purpose of the businesses mentioned in each item above.

GENERAL

     As of the date hereof, our authorized share capital is 400,000,000 shares, which consists of our Class A common shares and non-voting Class B preferred shares. Under our Articles of Incorporation, we are authorized to issue up to 40,000,000 Class B preferred shares.

     As of the date hereof, 77,635,260 shares were issued and outstanding. No Class B preferred shares are currently outstanding. All of our issued and outstanding shares have a par value of Won 2,500 per share, are fully paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 322,364,740 shares. We may issue additional shares without further shareholder approval as provided in our Articles of Incorporation.

     Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares. U.S. investors will hold their shares in book-entry form through The Depository Trust Company.

     Pursuant to our Articles of Incorporation and the Telecommunications Business Law, both our Class A common shares and our non-voting Class B preferred shares are required to be issued in registered form.

DIVIDENDS

     Dividends are distributed to shareholders in proportion to the number of shares of capital stock owned by each shareholder following approval by the shareholders at a general meeting of shareholders. Under the Commercial Code and our Articles of Incorporation, we will pay, to the extent declared, full annual dividends on newly issued shares.

     The dividends on each Class B preferred share will be an amount not less than 1% of the par value as determined by the board of directors at the time of its issuance. If the dividends on our Class A common shares exceed those on the Class B preferred shares, the Class B preferred shares shall also participate in the distribution of such excess dividend amount in the same proportion as our Class A common shares. If we in any fiscal year do not pay any dividend as provided in our Articles of Incorporation, the holders of Class B preferred shares will be entitled to receive such accumulated unpaid dividend in priority to the holders of our Class A common shares from the dividends payable in respect of the next fiscal year. The board of directors shall also determine, at the time of the issuance, the effective period of the Class B preferred shares. On the expiration of the effective period, the Class B preferred shares will be converted into Class A common shares. If we in any fiscal year do not pay any dividend as provided in our Articles of Incorporation, the effective period of such Class B preferred shares will be extended until full payment of dividends is made. However, no Class B preferred shares have been issued to date.

     If a resolution not to pay dividends on Class B preferred shares is adopted, voting rights will be granted to Class B preferred shares from the following general meeting of shareholders until the end of the general meeting of shareholders at which a resolution to pay dividends on Class B preferred shares is adopted.

     When we issue new shares for the holders of Class B preferred shares, the new shares issued will be: (i) Class A common share in the case of a rights offering; and (ii) the same Class B preferred shares in the case of a bonus issue.

     We may declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. Within one month after the annual general meeting, the annual dividend is paid to the shareholders registered in the shareholder's registry and registered pledgees as of the end of the preceding fiscal year. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and dividends in shares may not exceed one-half of the annual dividend. If a dividend is paid in shares, either our Class A common shares or Class B preferred shares may be distributed to the holders of our Class A common shares or Class B preferred shares by a resolution of the general meeting of shareholders.

     Under the Commercial Code and our Articles of Incorporation, we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

     The Commercial Code provides that a company shall not pay an annual dividend unless it has set aside in its legal reserve an amount equal to at least one-tenth of the cash portion of such annual dividend or has a legal reserve of not less than one-half of its stated capital. The Commercial Code also provides that a company may pay an annual dividend out of the excess of its net assets over the sum of (a) its stated capital, (b) the aggregate amount of its capital surplus reserve and legal reserve which have been accumulated up to the end of the relevant dividend period and (c) the legal reserve to be set aside in respect of such annual dividend. Such reserves are not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit through a shareholders action.

DISTRIBUTION OF FREE SHARES

     In addition to dividends in the form of shares to be paid out of retained or current earnings, the Commercial Code permits a company to distribute to its shareholders an amount transferred from the capital surplus or legal reserve to stated capital in the form of free shares. Such distribution must be made pro rata.

PREEMPTIVE RIGHTS AND ISSUANCE OF ADDITIONAL SHARES

     The authorized but unissued shares may be issued at such times and, unless otherwise provided in the Commercial Code, upon such terms as the board of directors of a company may determine. The new shares must be offered on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders' register as of the record date. Our shareholders are primarily entitled to subscribe for any newly issued shares in proportion to their existing shareholdings.

     However, new shares may be issued to persons other than the existing shareholders by a resolution of the board of directors, provided that the new shares are:

     - issued by public offering by filing a registration statement with the Financial Supervisory Commission of Korea in accordance with the Securities Act of Korea;

     -    represented by depositary receipts;

     - issued to foreign corporations or foreigners under the Foreign Investment Promotion Law or other relevant laws and regulations in accordance with the relevant laws and regulations including, but not limited to, the Telecommunication Business Law;

     - issued to our employee stock ownership association up to 20% of the newly issued shares (to the extent the total number of shares so subscribed and held by the members of the employee stock ownership association does not exceed 20% of the total number of shares);

     - issued outside of Korea for listing on a foreign stock exchange or foreign securities market trading securities by means of an electronic or a quotation system;

     -    issued according to our Stock Option Plan;

     - issued to a domestic corporation having a strategic relationship with us in connection with our management or technology;

     - issued as consideration for the acquisition of the stock or assets of another company up to but less than 20% of the total number of issued and outstanding shares; or

     - issued through general public offering to unspecified general public other than existing shareholders in accordance with the Securities Act of Korea.

     Under the Commercial Code, a company may vary, without shareholder approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders' register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe on or before such deadline, such shareholder's preemptive rights will lapse. The board of directors may determine how to distribute fractional shares and shares in respect of which preemptive rights have not been exercised.

GENERAL MEETING OF SHAREHOLDERS

     Under the Commercial Code, the ordinary general meeting of shareholders is held within three months after the end of each fiscal year and, subject to board resolution or court approval, an extraordinary general meeting of shareholders may be held as necessary or at the request of holders of an aggregate of 3% or more of the outstanding shares of a company or at the request of the company's statutory auditor (in the case of Thrunet, the Audit Committee). Under the Commercial Code, written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. Shareholders not on the shareholders' register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Such notices to U.S. shareholders will be forwarded to The Bank of New York in accordance with an agreement to be entered by and between Thrunet and The Bank of New York as the U.S. transfer agent. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, shareholders holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant laws and regulations or our Articles of Incorporation.

     The general meeting of shareholders is held at our headquarters in Seoul, or, if necessary, may be held anywhere in the vicinity of our headquarters.

VOTING RIGHTS

     Holders of our shares are entitled to one vote for each share, except that voting rights with respect to shares held by us and shares held by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Cumulative voting is precluded in our Articles of Incorporation.

     The Commercial Code also provides that in order to amend our Articles of Incorporation (which is required for any change to our authorized share capital) and for certain other instances, including removal of any of our directors and statutory auditor, dissolution, merger or consolidation, transfer of the whole or a significant part of our business, acquisition of all of the business of any other company or issuance of new shares at a price lower than their par value, an approval from holders of at least two-thirds of those shares present or represented at such meeting is required, provided that, such super-majority also represents at least one-third of the total issued and outstanding shares.

     A shareholder may exercise his voting rights by proxy given to any person. The proxy must present a document evidencing the power of attorney prior to the start of the general meeting of shareholders.

     It is expected that The Depository Trust Company will issue an omnibus proxy to The Bank of New York, which will cast the votes through The Bank of New York's duly authorized agent qualified under the Korean law to provide such services, in accordance with the instructions from the beneficial owners whose instructions it obtained.

LIMITATION ON SHAREHOLDINGS

     The Telecommunications Business Law permits maximum aggregate foreign shareholdings in Thrunet of 49%. Foreign shareholding includes shareholding by Korean companies in which foreigners hold 80% or more of voting shares or a foreigner is the largest shareholder and foreigners in the aggregate hold 15% or more of voting shares. A foreigner who has acquired our shares in excess of such ceiling described above may not exercise its voting rights with respect to our shares exceeding such limit, and the Ministry of Information and Communication may take corrective action pursuant to the Telecommunications Business Law.

     Holdings of our shares are subject to additional restrictions as set forth in "Korean Foreign Exchange Controls and Securities Regulations."

REGISTRATION OF SHAREHOLDERS AND RECORD DATES

     The Korea Securities Depository is our transfer agent. The Korea Securities Depository maintains our register of shareholders and registers transfers of our shares on the register of shareholders upon presentation of the share certificates.

     The Bank of New York will be the U.S. transfer agent. The Bank of New York will maintain the register of U.S. shareholders and register transfers of registered shares traded in the U.S. in accordance with the Fast Automated Securities Transfer, or FAST, arrangement with The Depository Trust Company, which provides clearance and settlement in connection with transfers in the U.S. The registered owner of the shares offered in the U.S. will be Cede & Co., a nominee of The Depository Trust Company.

     For the purpose of determining the holders of our shares entitled to annual dividends, the register of shareholders is closed for a period commencing on January 1 and ending on January 31 of each fiscal year. The record date for annual dividends is December 31. Further, the Commercial Code and our Articles of Incorporation permit us upon at least two weeks' public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to our shares. The trading of our shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

ANNUAL AND PERIODIC REPORTS

     At least one week prior to the annual general meeting of shareholders, our annual report and audited non-consolidated financial statements must be made available for inspection at our principal office and at all branch offices. Copies of annual reports, the audited non-consolidated financial statements prepared in accordance with Korean generally accepted accounting principles and any resolutions adopted at the general meeting of shareholders will be available to our shareholders. In addition, we will dispatch the copies of our financial statements prepared in accordance with Korean generally accepted accounting principles and business report to our shareholders at least two weeks prior to the date of the annual general meeting of shareholders, and we will make available the copies of our semi-annual reports submitted to the SEC to our shareholders within two weeks from the submission of such report to the SEC.

TRANSFER OF SHARES

     Under the Commercial Code, the transfer of shares is effected by delivery of share certificates but, in order to assert shareholder's rights against Thrunet, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file their name, address and seal or specimen signature with us. Under the regulations of the Financial Supervisory Commission of Korea, non-resident shareholders may appoint a standing proxy and may not allow any person other than such standing proxy to exercise rights regarding the acquired shares or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), investment management companies in Korea, futures trading companies in Korea, internationally recognized foreign custodians and the Korea Securities Depository are authorized to act as agents and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of our shares by non-residents or non-Korean persons.

ACQUISITION BY THE COMPANY OF SHARES

     We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital. Under the Commercial Code, except in case of a reduction in capital, any of our own shares acquired by us must be sold or otherwise transferred to a third party within a reasonable time.

LIQUIDATION RIGHTS

     In the event of a liquidation of Thrunet, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of our shares held.

INSPECTION OF BOOKS AND RECORDS

     Under the Commercial Code, any individual shareholder or shareholders having at least 3% of all outstanding shares (irrespective of voting or non-voting shares) of a Korean corporation may inspect the books and records of the corporation.

EFFECT OF KOREAN LAWS

     For a description of the effect of relevant Korean laws applicable to Thrunet, see "Item 4--Information on the Company-Business Overview-Korean Telecommunication Laws and Regulations", "Item 10--Additional
Information-Exchange Controls" and "Item 10--Additional
Information"Taxation"Korean Taxation".

C.   MATERIAL CONTRACTS

     MASTER RENTAL AND FINANCING AGREEMENT BETWEEN THRUNET AND COMPAQ FINANCIAL SERVICES COMPANY

     On September 29, 2000, we entered into a Master Rental and Financing Agreement with Compaq Financial Services Company, under which Compaq agreed to lease to us certain Compaq hardware and software and provide financing for certain software program license fees, maintenance fees, fees for other services and other one-time charges. We leased from Compaq their storage area network, main server, delivery server, image server and other such equipment totaling Won 22,710,903,000 for a term of 36 months from September 29, 2000. Our rental installment of Won 3,060,000,000 is payable in advance on a quarterly basis commencing on July 1, 2001 through to July 1, 2003. Interest is payable on any rent that is not paid within ten days of its due date at the rate of 13% per annum calculated daily. We may elect to purchase and become the owner of the equipment at the end of the 36 months by payment of Won 2,738,743,680 on the last day of that term.

     AGREEMENT FOR IMPROVEMENT OF FINANCIAL STRUCTURE BETWEEN THRUNET AND KOREA DEVELOPMENT BANK

     On September 14, 2001, we entered into an agreement with KDB under which we agreed to comply with the following covenants, among other things, for the improvement of our financial structure:

     - to reduce the debt ratio of Thrunet and its affiliates from 1230% in 2001 to 1100% in 2002, 390% in 2003 and 165% in 2004 in accordance with a Debt Ratio Reduction Plan attached to the agreement;

     - to repay borrowings by proceeds from sale of assets, equity offerings and sale of affiliated companies and remove debt guarantees for our affiliated companies in accordance with a Self-help and Repayment of Borrowings Plan attached to the agreement;

     - to undertake restructuring transactions in accordance with a Plan for Restructuring of Affiliates attached to the agreement;

     - to appoint outside directors and external auditors in accordance with a Plan for Improvement of Corporate Control Structure attached to the agreement; and

     - to conduct a comprehensive credit rating every year in accordance with a Table for Comprehensive Credit Rating attached to the agreement.

     AGREEMENT ON SUPPLY AND USE OF FIBER OPTIC GIGABIT SWITCH CIRCUIT BETWEEN THRUNET AND POWERCOMM

     On February 27, 2001, we entered into an agreement on supply and use of fiber optic gigabit switch circuit which specifically sets out the charges for the use of such circuit between Powercomm's distribution center to Thrunet's regional data center provided by Powercomm. The charges vary depending on the distance of the relevant area and the number of subscribers in the distribution center.

     AGREEMENT ON THE ESTABLISHMENT OF, CONTRIBUTION TO AND GENERAL MATTERS RELATING TO KOREA.COM BETWEEN THRUNET AND KOREA.COM COMMUNICATIONS

     On June 12, 2001, we entered into an agreement with Korea.com Communications, pursuant to which we transferred to Korea.com Communications our Korea.com portal business-related assets in the amount of approximately Won 23 billion and invested approximately Won 12,000.0 million in cash. This agreement also sets forth the terms and conditions of various office lease, equipment lease, housing service and other contracts to be assumed by Korea.com Communications.

     ACCOUNTS RECEIVABLE TRANSFER AGREEMENT AND TEMPORARY LOAN AGREEMENT BETWEEN THRUNET AND MULTIPLUS LTD.

     On June 29, 2001, we entered into an Accounts Receivable Transfer Agreement, pursuant to which we agreed to assign to Multiplus Ltd., a special purpose vehicle established in Korea by a group of financial institutions led by Kookmin Bank, future credit card receivables in the aggregate amount of Won 210,000.0 million for a transfer price of Won 173,805.6 million. The assigned receivables will originate from broadband Internet service fees paid by our subscribers by using credit cards issued by Kookmin Credit Card Co., Ltd. (up to Won 66,394.0 million), Samsung Card Co., Ltd. (up to Won 49,654.1 million) and LG Capital Services Corp. (up to Won 93,952.0 million) for the four-year period commencing on June 29, 2001. Multiplus obtained a loan from Kookmin Bank and other financial institutions to pay for a part of the transfer price. In connection with this transaction, we entered into an agreement with Multiplus on June 29, 2001, pursuant to which we agreed to provide Multiplus a temporary loan of up to Won 10,000.0 million for a period of three years and six months from the date of the agreement if Multiplus has shortage of funds to repay such loan.

     TRUST DEED BETWEEN THRUNET AND KOOKMIN BANK

     On December 12, 2001, we entered into a Trust Deed with Koomin Bank, to establish a trust with assets comprising of our future trade receivables in the aggregate amount of Won 245,912.0 million, originating from enterprise network service fees paid by our subscribers for the period commencing on December 21, 2001 until December 20, 2005. Kookmin Bank issued to us beneficiary certificates with a face value of Won 120,000.0 million, evidencing the right to receive such amount out of the trust assets in 36 monthly installments in accordance with a schedule attached to the Trust Deed. The term of the trust is four years from January 1, 2002.

     BENEFICIARY CERTIFICATES ASSIGNMENT AGREEMENT BETWEEN THRUNET AND ENS SECURITIZATION LIMITED

     On December 12, 2001, we entered into an agreement with ENS Securitization Limited to assign to it the beneficiary certificates issued to us by Kookmin Bank as described above, in consideration for a cash payment of Won 101,000.0 million by ENS Securitization to us, subject to certain conditions including that ENS Securitization completes an issuance of bonds to procure the assignment price.

     AGREEMENT ON PROVISION AND USE OF FACILITIES BETWEEN THRUNET AND SK TELECOM

     On July 21, 2001, we entered into an agreement with SK Telecom, pursuant to which agreed to cooperate with SK Telecom in connection with its construction of a regional center station network and a base station transmission network by leasing to SK Telecom certain telecommunication facilities and dark fiber for a minimum period of four years. If we provide telecommunication facilities in the area where SK Telecom in the future constructs a regional center station network, the minimum period for the use of such facilities shall be three years. A condition precedent to our obligation to provide such facilities is for SK Telecom to lease from us at least 70% of the facilities required to construct the networks. The fees for the use of such facilities shall be calculated in accordance with a schedule separately provided to us.

     SUBSCRIBERS AND ASSETS TRANSFER AGREEMENT BETWEEN THRUNET AND SK TELECOM

     On August 31, 2001,we entered into an agreement with SK Telecom, pursuant to which SK Telecom agreed to transfer its broadband Internet business-related assets (including various equipment, subscribers and contracts) to us for a total purchase price (which was subsequently determined by the parties) of Won 7,148,532,676 (exclusive of value added tax), payable in cash in twelve equal monthly installments commencing from October 30, 2001.

     AGREEMENT ON PROVISION AND USE OF TELECOMMUNICATION FACILITIES BETWEEN THRUNET AND DACOM

     On June 18, 2001, we entered into an agreement with Dacom, pursuant to which we or Dacom may request the other party to provide certain telecommunication facilities within the scope of, and in accordance with, the Telecommunication Business Act and the standards and procedures set by the Ministry of Information and Communication in respect of the terms of use and method of calculation of the usage fee.

     EQUIPMENT LEASE AGREEMENT BETWEEN THRUNET AND LG CARD CO., LTD.

     On April 3, 2002, we entered into an agreement with LG Card Co., Ltd., pursuant to which LG Card agreed to lease to us certain machinery and equipment supplied by LG Electronics in the amount of up to Won 40,000 million. The term of the lease is 48 months. Interest is calculated by using the three-year corporate bond rate published by the Korea Securities Dealers Association plus 2.69%. As of March 6, 2003, LG Card has leased to us machinery and equipment worth approximately Won 7,936 million. In March 2003, we received from LG Card a notice of termination of the agreement.

     ASSET SALE AGREEMENT BETWEEN THRUNET AND SK GLOBAL

     On July 5, 2002, we entered into an agreement with SK Global pursuant to which we agreed to sell to SK Global the following assets related to our enterprise network services business for a total purchase of Won 346.9 billion: fiber optic cable, fiber optic backbone, metropolitan and local loops and related facilities; various agreements under which Thrunet leases such facilities for its operation of the enterprise networks services business (such as agreements with KEPCO and Cisco); patents, trade marks, copyrights; information relating to the license to operate leased line services; manuals, computer software or any other documents or information relating to the operation of the assets. Closing occurred on October 28, 2002.

     In connection with this transaction, TriGem and Naray (our major shareholders) and we entered into a non-competition agreement with SK Global in October 2002, pursuant to which our major shareholders and we agreed not to conduct any domestic leased line or similar business nor acquire more than 5% interest in an entity operating such a business for a period of five years from October 2002.

     ASSET SALE AGREEMENT BETWEEN THRUNET AND POWERCOMM

     On July 31, 2002, we entered into an asset sale agreement with Powercomm pursuant to which we agreed to sell to Powercomm our HFC network system and related facilities, including an aggregate of 154 electric poles, 64,101 meters of ducts and 5,443,554 meters of coaxial cables, in certain services areas of Seoul, Pusan, Incheon, Ulsan, Taejeon and Kyonggi-do, for a total purchase price of Won 45.0 billion (or Won 49.5 billion including value added tax). Closing occurred on August 6, 2002.

     AGREEMENT ON PROVISION OF TRANSFERRED FACILITIES FOLLOWING ASSET TRANSFER AGREEMENT BETWEEN THRUNET AND POWERCOMM

     On July 31, 2002, we entered into an agreement with Powercomm pursuant to which Powercomm agreed to lease back to us the assets we sold to Powercomm under the Asset Sale Agreement (described above), for use in the operation our broadband Internet business. The usage fees vary depending on the number of subscribers in the service area and our broadband Internet services revenue. The initial term of this agreement is three years, and is automatically renewable for another three years unless a party gives notice of intention to terminate the agreement at least three months prior to expiration of the term.

     SALE AND PURCHASE AGREEMENT BETWEEN KOREA REAL ESTATE INVESTMENT CO., LTD. AND CKR ABS SPECIALTY L.L.C.

     In August 2002, Korea Real Estate Investment Co., Ltd. (the "Trustee"), as trustee for Thrunet with title to our land and building (including certain fixtures) located at 1337-20 Seocho-dong, Seocho-gu, Seoul (the "Properties"), entered into a sale and purchase agreement with CKR ABS Specialty L.L.C. (the "Purchaser"), pursuant to which the Trustee agreed to sell the Properties to the Purchaser for a total purchase price of Won 38,000 million (exclusive of value added tax). Closing under this agreement occurred on August 16, 2002.

     AMENDED AND RESTATED LEASE AGREEMENT BETWEEN CKR ABS SPECIALTY L.L.C. AND KOREA THRUNET CO., LTD.

     On June 21, 2003, we entered into an amended and restated lease agreement with CKR ABS Specialty L.L.C. (the "Lessor"), further to our original agreement on August 16, 2002. Under the amended and restated lease agreement, the Lessor agreed to lease to us three floors of the building located at 1337-20 Seocho-dong, Seocho-gu, Seoul, for us to use as executive offices. The term of the lease is two years from June 1, 2003 until May 31, 2005. We paid a key money deposit in the amount of Won 1,111,574,300, which is refundable to us upon expiration of the lease agreement or termination in accordance with the terms of the agreement. The agreement provides for a monthly rent of Won 62,621,350 and monthly maintenance fee of Won 27,325,680.

D.   EXCHANGE CONTROLS

GENERAL

     The Foreign Exchange Transaction Law of Korea and the Presidential Decree and regulations established thereunder (collectively the "Foreign Exchange Transaction Laws") regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Ministry of Finance and Economy. The Financial Supervisory Commission also has adopted, pursuant to the delegated authority under the Securities and Exchange Law of Korea, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

     Under the Foreign Exchange Transaction Laws, if the Government believes that serious difficulties exist or are expected in relation to the balance of payments, or the movement of capital between Korea and other countries poses serious obstacles in carrying out its currency, exchange rate or other macroeconomic policies, it may implement measures to require any person who performs capital transactions to deposit a part of the proceeds of such transaction with certain Government agencies or financial institutions.

GOVERNMENT REPORTING REQUIREMENTS

     In order for us to issue our shares outside of Korea, we are required to file a prior report of such issuance with the Ministry of Finance and Economy. No further approval from the Government is necessary for the issuance of our shares.

     Furthermore, prior to making an investment of 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to the Korea Trust-Investment Promotion Agency or a Korean foreign exchange bank pursuant to a delegation by the Ministry of Commerce, Industry and Energy. Subsequent sale by such investor of the shares will also require a prior report to such bank.

CERTIFICATES OF THE SHARES MUST BE KEPT IN CUSTODY WITH AN ELIGIBLE CUSTODIAN

     Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian, which certificates are in turn required to be deposited with the Korea Securities Depository. However, the securities listed on a foreign stock exchange are exempted from this requirement. Accordingly, certificates representing the shares of Thrunet to be offered will be deposited in the U.S. facilities of The Bank of New York, pursuant to the FAST arrangement with The Depository Trust Company.

     A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment management companies, futures trading companies and internationally recognized foreign custodians which have obtained a license to act as a standing proxy to exercise shareholders' rights or perform any matters related thereto if the foreign investor does not perform these activities himself. The Bank of New York, through its duly authorized agent qualified under the Korean law to provide such services, will be authorized to vote in accordance with the instructions from the U.S. investors pursuant to the omnibus proxy given by The Depository Trust Company. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in case deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

DIVIDEND TO BE DECLARED IN WON

     We do not intend to pay dividends on our shares for the foreseeable future. However, if we declare cash dividends, such dividends will be declared in Won. In order for us to pay such dividends outside Korea, such dividends will be converted into Dollars and remitted to the shareholders, subject to certain conditions. We will convert dividend amounts in foreign currency and remit them to shareholders abroad. No governmental approval is required for foreign investors to receive dividends. However, in order for us to convert the Won amount in foreign currency and to remit such amount abroad, relevant documents must be submitted to the foreign exchange bank to verify (i) that the amount being paid conforms to the amount required to be paid and (ii) whether all necessary legal procedures have been completed.

E.   TAXATION

KOREAN TAXATION

     The following is a summary of the principal Korean tax consequences to owners of our shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable ("non-resident holders"). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax consideration which may apply to a particular investor and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Taxation of Dividends

     For the purposes of Korean taxation of distributions of profits either in cash or shares made on our shares, a non-resident holder will be treated as the owner of our shares. Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% (including local surtax) or such lower rate as is applicable under a treaty between Korea and such non-resident holder's country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of our shares.

     Under the U.S.-Korea tax treaty, the maximum rate of withholding on dividends paid to United States residents eligible for treaty benefits and beneficial owners of such dividend generally is 15% (10% if the recipient of the dividends is a U.S. corporation and owned at least 10% of the outstanding shares of voting stock of the relevant Korean company during any part of its taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and certain other conditions are satisfied) which does not include withholding of local tax. In addition, a local surtax will be included in the withholding, therefore the maximum rate of withholding is generally 16.5%.

     Distribution of free shares representing a transfer of certain capital surplus or certain asset revaluation reserves into paid-in capital may be treated as dividends subject to Korean tax. However, stock split, if any, will not be treated as dividends.

Taxation of Capital Gains

     A non-resident holder will be subject to Korean taxation on capital gains realized on a sale of our shares unless the non-resident holder is eligible for the benefits of an applicable tax treaty exempting such capital tax. In addition, the capital gains realized from the transfer of shares listed on certain foreign stock exchanges (including the Nasdaq National Market), insofar as the transfer is completed through such stock exchange, are exempted from Korean income taxation by virtue of the Tax Exemption and Limitation Law.

     Under the U.S.-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of our shares, with certain exceptions.

     In the absence of any applicable treaty or the exemption under the Tax Exemption and Limitation Law, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of our shares at the rate of the lesser of (subject to production of satisfactory evidence of the acquisition costs and the transaction costs) 27.5% of the net capital gains or 11% of the gross realization proceeds. See "--Withholding of Taxes."

Application of the U.S.-Korea Tax Treaty

     Under the U.S.-Korea tax treaty, a resident of the United States means (i) a United States corporation and, (ii) any other person (except a corporation or any entity treated under United States law as a corporation) resident in the United States for purposes of its tax, but in the case of a person acting as partner or fiduciary only to the extent that the income derived by such person is subject to United States tax as the income of a resident.

     Further, the reduced Korean withholding tax rate on dividends and capital gains under the U.S.-Korea Tax Treaty would not be available if (a) the U.S. resident holders are certain investment or holding companies or (b) the dividends or capital gains derived by residents of the United States from our shares are effectively connected with the United States residents' permanent establishment in Korea or, in the case of capital gains derived by an individual, (i) such United States resident maintains a fixed base in Korea for a period aggregating 183 days or more during the taxable year and our shares are effectively connected with such fixed base or (ii) such United States resident is present in Korea for 183 days or more during the taxable year.

Securities Transaction Tax

     Under the Securities Transaction Tax Law of Korea, securities transaction tax to be imposed at the rate of 0.5% (this rate may be reduced to 0.3%, including other surtax, if traded through the Korea Stock Exchange or KOSDAQ) will not be imposed on the shares listed on a foreign stock exchange (including the Nasdaq National Market).

Inheritance Tax and Gift Tax

     Under Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where they are physically located or by whom they are owned. Therefore, Korean inheritance tax and gift tax are imposed with respect to our shares. The taxes are imposed currently at the rate of 10% to 50%, if the value of the relevant property is above a certain limit and vary according to the identity of the parties involved. At present, Korea has not entered into any tax treaty with respect to inheritance or gift tax.

Withholding of Taxes

     Under Korean tax law, holders of our shares in the United States will generally be subject to Korean withholding taxes on the capital gains and dividend payments by us in respect of those shares, unless exempted by a relevant tax treaty or the Tax Exemption and Limitation Law. In order to obtain the benefit of a tax exemption available under applicable tax treaties on or after July 1, 2002, holders of our shares must submit to us, the purchaser or the securities company an application for exemption prior to the time of first payment of the sale proceeds, together with a certificate of the tax residence issued by a competent authority of the residence country. However, this requirement will not apply to exemptions under Korean tax law. Under the Special Tax Treatment Control Law of Korea (the "STTCL"), capital gains arising from the transfer of the shares listed on a foreign stock exchange such as the Nasdaq National Market will be exempt from Korean taxation if such transfer is made through such stock exchange. Accordingly, if our shares are traded on the Nasdaq National Market, the seller will not be required to submit an application for exemption. Failure to withhold Korean taxes may result in the imposition of the withholding tax itself and 10% penalty tax, and, if prosecuted, a criminal penalty of an imprisonment up to one year and/or a fine up to the tax amount, on the relevant withholding agent. We, as payer of dividends, will act as withholding agent for the collection of Korean tax on such dividend payment. The capital gains realized from the transfer of shares listed and traded on the Nasdaq National Market are exempt from Korean income taxation by virtue of the Tax Exemption and Limitation Law.

     Korean tax law provides that, in case of transfer of Korean shares, the Korean securities broker broking such transfer, or if there is no such securities broker, the purchaser is required to withhold the relevant Korean capital gains taxes.

UNITED STATES FEDERAL INCOME TAXATION

     The following is a general discussion of the material United States federal income tax consequences of purchasing, owning, and disposing of our shares if you are a U.S. Holder (as defined below) and hold our shares as capital assets for United States federal income tax purposes. This discussion does not address all of the tax consequences relating to the purchase, ownership, and disposition of our shares, and does not take into account U.S. Holders subject to special rules including:

     -    dealers in securities or currencies;

     -    financial institutions;

     -    tax-exempt entities;

     -    banks;

     -    life insurance companies;

     -    traders in securities that elect to mark-to-market their securities;

     - persons that hold our shares as a part of a straddle or a hedging or conversion transaction;

     -    persons liable for the alternative minimum tax;

     - persons that actually or constructively own 10% or more of our voting stock; or

     -    persons whose "functional currency" is not the U.S. dollar.

     This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, final, temporary, and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You are a "U.S. Holder" if you are:

     -    a citizen or resident of the United States;

     - a corporation or partnership, including any entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise);

     - an estate the income of which is subject to United States federal income taxation regardless of its source;

     -    a trust:

          -- if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust; or

          -- that has elected to be treated as a United States person under applicable Treasury regulations.

     This discussion addresses only United States federal income taxation.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR SHARES.

Distributions on Our Shares

     Subject to the passive foreign investment company rules discussed below, you must include in your gross income as dividend income the gross amount of any distribution (including amounts withheld to pay Korean withholding taxes) we make on our shares out of our current or accumulated earnings and profits (as determined under United States federal income tax principles) when the distribution is actually or constructively received by you. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your tax basis in our shares and thereafter as capital gain. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations.

     If we make a distribution paid in Won, you will be considered to receive the U.S. dollar value of the distribution determined at the spot Won/U.S. dollar rate on the date the distribution is received by you, regardless of whether you convert the distribution into U.S. dollars. Generally, any fluctuations during the period from the date the dividend distribution is includible in your income to the date you convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss for foreign tax credit purposes.

     Subject to certain limitations, the U.S. dollar value of the Korean tax withheld from distributions will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be foreign source income, but generally will be treated separately, together with other items of "passive income" or, in the case of some United States financial service providers, "financial services income." The rules governing the foreign tax credit are complex. We urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Disposition of Our Shares

     Subject to the passive foreign investment company rules discussed below, if you sell, exchange or otherwise dispose of our shares, you will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in our shares. The gain or loss generally will be United States source gain or loss for foreign tax credit purposes. Capital gain of a non-corporate U.S. Holder may be subject to United States federal income tax at a preferential rate where the property is held more than one year. Your ability to deduct capital losses is subject to limitations.

     If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from the sale, exchange or other disposition, to the date you convert the payment into U.S. dollars generally will be treated as United States source ordinary income or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

     In general, we will be a passive foreign investment company, or PFIC, with respect to you if for any taxable year in which you hold our shares:

- 75% or more of our gross income consists of passive income, such as dividends, interest, rents, royalties and gains from assets which produce passive income; or

- 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income.

     We believe that we were not a PFIC in 2002 and will not be a PFIC in subsequent taxable years. However, there can be no assurance in this regard.

     If we are a PFIC in any taxable year that you hold our shares, you will be subject to special rules with respect to:

- any excess distribution that we make to you (generally, any distributions made to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of our shares during the three preceding years or if shorter, your holding period for our shares); and

- any gain you realize on the sale, exchange, or other disposition of your shares.

Under these rules:

- the excess distribution or gain will be allocated ratably over your holding period for our shares;

- the amount allocated to the taxable year in which you received the excess distribution or realized the gain will be taxed as ordinary income;

- the amount allocated to each prior year, other than a year prior to the first year in which we became a PFIC, will be taxed at the highest United States federal income tax rate on ordinary income in effect for that taxable year; and

- the interest charge generally applicable to underpayments of tax will be imposed in respect of the resulting tax liability to each such year.

     You will not be able to avoid the special PFIC rules described above by making a mark-to-market election as long as our shares are not regularly traded on an exchange that meets certain trading, listing, financial disclosure and other requirements of a qualified exchange under applicable Treasury regulations.

     You may nevertheless avoid the special PFIC rules described above if you elect to have us treated as a qualifying electing fund, or a QEF, and we provide certain information required to make a QEF election effective. We intend to provide U.S. Holders with the information required to make a QEF election effective.

     If you make a QEF election, you will be currently taxable on your pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gain rates, respectively, for each taxable year that we are a PFIC, regardless of whether or not you receive distributions. Your tax basis in our shares will be increased to reflect taxed but undistributed income. Distributions of income that had been taxed previously will result in a corresponding reduction of tax basis in our shares and will not be taxed again as a distribution to you.

     If you own our shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividend payments made to you in respect of our shares and the proceeds received on the disposition of our shares paid within the United States, and in certain cases, outside of the United States, unless you are an exempt recipient such as a corporation. In addition, you may, under certain circumstances, be subject to "backup withholding" at the rate of 28% with respect to dividends paid on our shares or the proceeds of any sale, exchange or other disposition of our shares, unless you:

- are a corporation or fall within certain other exempt categories, and, when required, demonstrate this fact; or

- provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

     You generally may obtain a credit against your United States federal income tax liability for the amount withheld under the backup withholding rules provided that you furnish the required information to the Internal Revenue Service. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service.

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     Thrunet is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents we file with the SEC, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

     You may request a copy of these filings, at no cost, by writing or telephoning us at 1337-20, Seocho-2dong, Seocho-ku, Seoul, Korea 137-751,
Attention: Investor Relations Team, telephone number: (822) 3488-8058.

I.  SUBSIDIARY INFORMATION

Not applicable.

      ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risk exposures are to fluctuations in exchange rates, interest rates and equity prices. We are exposed to foreign exchange risk related to foreign currency denominated long-term debt. As of December 31, 2002, we had an aggregate of Won 8,883 million in Dollar-denominated bonds, Won 4,409 million in Dollar-denominated long-term debt (including the current portion thereof) and Won 12,301 million in Dollar-denominated accounts payable. We have no other significant foreign currency denominated liabilities. As of December 31, 2002, 3.2% of our bonds, 1.9% of our long-term debt (including the current portion thereof) and 5.8% of our accounts payable were denominated in Dollars. Substantially all of our revenues are denominated in Won. However, due to our limited foreign currency denominated liabilities, changes in the foreign exchange rate between the Won and the Dollar may not significantly affect us.

     As of December 31, 2002, we had cash and cash equivalents of Won 55,226 million. A substantial part of this amount consists of highly liquid investments with a remaining maturity at the date of purchase of less than 90 days. We have cash on hand and demand deposits of Won 15,979 million and short-term investments of Won 39,247 million. Short-term investments are primarily money market deposits and money market funds. All of these amounts are exposed to interest rate risk and will decrease in value if market interest rates should increase. A hypothetical increase in market interest rates by 10% from December 31, 2002 would cause the fair value of these instruments to decline by an insignificant amount. Due to the short duration of these investments, a change in interest rates would not have a material effect on our financial condition results of operations. Declines in interest rates over time will, however, reduce interest income related to the cash on hand and deposit accounts.

     Other than the above, we are not exposed to interest rate risk because none of our short-term and long-term borrowings has floating interests rates.

     The following analysis sets forth the sensitivity of our loss before provision for income taxes to changes in exchange rates. We made the following modeling assumptions in our sensitivity analysis:

          - The Won/Dollar exchange rate was assumed to be Won 1,186.30 to US$1.00, which was the noon buying rate in the city of New York as of December 31, 2002.

     If the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our loss before provision for income taxes will increase by approximately Won 25,577 million in 2003.

        ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

           ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings and we received reorganization claims from our creditors pursuant to the Corporate Reorganization Act of Korea. As of April 25, 2003, the aggregate amount of reorganization claims from our creditors was approximately Won 1,080 billion, of which we accepted as valid claims the amount of Won 645 billion and rejected the remaining amount of Won 435 billion. The holders of such rejected claims may file any objections to the bankruptcy court within one month from June 25. Based on the result of the review by the court of such objections, a portion of such rejected claims may be included in the accepted claims. The final accepted claims will be later satisfied or dismissed or converted into equity interests in part or in whole according to a corporate reorganization plan if and when such plan is adopted. Until such time, we are prohibited from making any voluntary payment or other act to satisfy any of such claims and we are by operation of Korean law afforded automatic protection from third parties taking any action to obtain possession of our property or commence litigation against us.

 ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                                    PROCEEDS

     None.

                        ITEM 15 - CONTROLS AND PROCEDURES

     Our receiver, who currently performs functions similar to those of a chief executive officer and a chief financial officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14). Within 90 days prior to the date of this report, our management carried out an evaluation, under the supervision and with the participation of the receiver, of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective to ensure that material information required to be included in our periodic SEC reports relating to us, is made known to them.

     There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date our management completed such evaluation.

                              ITEM 16 - [RESERVED]

                                    PART III

                         ITEM 17 -- FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

                         ITEM 18 -- FINANCIAL STATEMENTS

     See page F-1 to F-74 following Glossary.

                               ITEM 19 - EXHIBITS

     Documents filed as exhibits to this annual report:

Exhibit
Number                                                       Description
------                                                       -----------
1.1          -  Articles of Incorporation of Thrunet as amended on March 22, 2002 (including English translation).(3)

4.1          -  Service Agreement dated October 1, 2000, between Thrunet and TriGem Service Co., Ltd (including English translation).(2)

4.2          -  Agreement on Supply and Use of GBS Circuit dated February 27, 2001, between Thrunet and Powercomm
                (including English translation).*(2)

4.3          -  Agreement for Improvement of Financial Structure dated September 14, 2001, between Thrunet and KDB
                (including English translation).(3)

4.4          -  Agreement on the Establishment of, Contribution to and General Matters relating to Korea.com dated June
                12, 2001, between Thrunet and Korea.com Communications (including English translation).(3)

4.5          -  Accounts Receivable Transfer Agreement dated June 29, 2001, between Thrunet and Multiplus Ltd.
                (including English translation).(3)

4.6          -  Trust Deed dated December 12, 2001, between Thrunet and Kookmin Bank (including English translation).(3)

4.7          -  Beneficiary Certificates Assignment Agreement dated December 12, 2001, between Thrunet and ENS
                Securitization Limited (including English translation).(3)

4.8          -  Agreement on Provision and Use of Facilities dated July 21, 2001, between Thrunet and SK Telecom
                (including English translation).(3)

4.9          -  Subscribers and Assets Transfer Agreement dated August 31, 2001, between Thrunet and SK Telecom
                (including English translation).(3)

4.10         -  Agreement on Provision and Use of Telecommunication Facilities dated June 18, 2001, between Thrunet and Dacom Corporation (including English translation).(3)

4.11         -  Agreement on Provision of Transferred Facilities following Asset Transfer Agreement dated July 31,
                2002, between Thrunet and Powercomm (English translation).

8.1          -  A list of Thrunet's significant subsidiaries as of December 31, 2001.

12(a).1      -  Certification of Chief Executive Officer or Equivalent pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a).2      -  Certification of Chief Financial Officer or Equivalent pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a).3      -  Network Service Provider License (including English translation).(1)

12(a).4      -  Network Operator Designation (including English translation).(1)

12(a).5      -  Network Service Provider License dated August 7, 1996 as amended on April 7, 2001 to include the
                License for the International Private Leased Circuit (IPLC) Leasing Business from the Ministry of
                Information and Communication (MIC) (including English translation).(2)

12(a).6      -  Certificate of Registration of Transmission Network Business Operator dated May 14, 2002 (including
                English translation).(3)

12(a).7      -  Network Service Provider License dated August 7, 1996 as amended on May 24, 2002 (including English translation).3

----------------

* Confidential treatment has been requested. Confidential materials have been redacted and have been separately filed with the Securities and Exchange Commission.

(1) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 1999.

(2) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2000.

(3) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 14, 2003

                                          KOREA THRUNET CO., LTD.

                                          By:     /s/ Seok Joong Yoon
                                              ---------------------------
                                              Name: Seok Joong Yoon
                                              Title: Executive Vice President

             CERTIFICATION OF CHIEF EXECUTIVE OFFICER OR EQUIVALENT

I, SEOG WON PARK, certify that:

     1. I have reviewed this annual report on Form 20-F of Korea Thrunet Co., Ltd. (the "Company").

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report.

     4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

               (a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

     5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

               (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

               (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

     6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                               /s/ Seog Won Park
                                                               -----------------

                                                                   SEOG WON PARK
                                                                        Receiver
             (currently performs similar functions of a chief executive officer)
                                                                   July 14, 2003

             CERTIFICATION OF CHIEF FINANCIAL OFFICER OR EQUIVALENT

I, SEOG WON PARK, certify that:

     1. I have reviewed this annual report on Form 20-F of Korea Thrunet Co., Ltd. (the "Company").

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report.

     4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

               (d) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (e) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               (f) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

     5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

               (c) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

               (d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

     6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                               /s/ Seog Won Park
                                                               -----------------

                                                                   SEOG WON PARK
                                                                        Receiver
             (currently performs similar functions of a chief financial officer)
                                                                   July 14, 2003

                                    GLOSSARY

     Set forth below are definitions of some of the terms used in this annual report.

asymmetric digital
subscriber line (ADSL)........................    A technology that allows more data to be sent over existing copper telephone lines.

asynchronous transfer mode
   (ATM)......................................    A high bandwidth,  low-delay, high speed transmission technology.  ATM is a communications  standard that provides for information transfer in the form of  fixed-length  cells of 53 bytes each. The ATM format can be used to deliver voice, video and data traffic at varying rates.

backbone......................................    A centralized high speed network that interconnects smaller, independent networks.

bandwidth.....................................    The number of bits of  information  which  can move over a  communications medium in a given amount of time. Typically measured in Kbps and Mbps.

bps...........................................    Bits per second.  A measure of digital  information  transmission  rates. A rate of one bps can transmit one bit in a second.

cable modem...................................    A modem  designed to operate over cable  television  lines.  Because  cable lines used by cable  television  generally  provide much greater  bandwidth than  telephone  lines,  a cable modem can be used to achieve faster access to the world wide web.

coaxial cable.................................    A type of wire that consists of a center wire  surrounded by insulation and then a grounded shield of braided wire.

co-location...................................    A service  whereby a service  provider  places  customers'  servers  and/or network equipment on the service providers' premises.

dark fiber....................................    Optical fiber  infrastructure  (cabling and repeaters) that is currently in place but is not being used. Optical fiber conveys  information in the form of light pulses so the "dark"  means no light  pulses are being sent.  Dark fiber  can  refer to  infrastructure  that is in place but not yet ready to use.

dedicated line................................    Telecommunication  lines  dedicated  or  reserved  for  use  by  particular subscribers along predetermined routes.

dense wavelength division
   multiplexing (DWDM)........................    DWDM equipment multiplies the transmission  capacity of a specific fiber by dividing a single strand into multiple lightpaths, or wavelengths.

DOCSIS........................................    A set of  interface  specifications,  adopted by the North  American  cable industry,  for hardware and software to support cable-based  delivery using cable modems.

electronic mail or
e-mail........................................    An application  that allows a user to send or receive  multimedia  messages to or from any other  user with an  Internet  address,  commonly  termed an
                                                  e-mail address.

fiber optics..................................    A  technology  that uses glass (or  plastic)  threads  (fibers) to transmit data.  A fiber optic line  consists of a bundle of glass  threads,  each of which is capable of transmitting messages modulated onto light waves.

Gbps..........................................    Gigabits per second. A measure of digital  information  transmission rates.
                                                  One Gbps equals 1,000 Mbps, one million kpbs, or one billion bps.

HFC...........................................    Hybrid  Fiber  Coaxial.  HFC cable is used in  broadband  telecommunication systems.  HFC can  transmit  between 500 MHz to 1,000 MHz of  bandwidth  in both directions.

host..........................................    A computer with direct access to the Internet.

Internet......................................    The open  global  network of  interconnected  commercial,  educational  and
                                                  governmental   computer   networks   which   utilize   TCP/IP,   a   common
                                                  communications protocol.

Internet telephony............................    A  category  of  hardware  and  software  that  enables  people  to use the
                                                  Internet as the transmission medium for telephone calls.

kbps..........................................    Kilobits per second. A measure of digital  information  transmission rates.
                                                  One kbps equals 1,000 bps.

leased line...................................    A  permanent  telephone  connection  between two points set up by a network service  provider.  Typically,  leased  lines  are  used by  businesses  to connect  geographically  distant  offices.  The fee for the  connection  is usually a fixed monthly rate.

mbps..........................................    Megabits per second. A measure of digital  information  transmission rates.
                                                  One mbps equals 1,000 Kbps or one million bps.

modem (modulator-
   demodulator)...............................    A device  or  program  that  enables  a  computer  to  transmit  data  over
                                                  telephone  lines.   Computer  information  is  stored  digitally,   whereas
                                                  information  transmitted over telephone lines is transmitted in the form of analog waves. A modem converts between these two forms.

network.......................................    A collection  of  distributed  computers  which share data and  information through inter-connected lines of communication.

node..........................................    In networks,  a processing location. A node can be a computer or some other device, such as a printer.

protocol......................................    A formal  description of message formats and the rules two or more machines must follow in order to communicate.

router........................................    A device that receives and  transmits  data packets  between  segments in a network or different networks.

server........................................    Software  that  allows a computer  to offer a service to another  computer.
                                                  Other  computers  contact the server  program by means of  matching  client software.  The term also refers to the  computer on which  server  software runs.

switch........................................    A device that selects the paths or circuits to be used for  transmission of information  and  establishes  a  connection;  switching  is the process of interconnecting  circuits to form a  transmission  path  between  users and capturing information for billing purposes.

SONET.........................................    Synchronous  optical  network.  SONET  defines  interface  standards at the physical  layer  of the OSI  seven-layer  model.  The  standard  defines  a hierarchy of interface  rates that allow data systems of different rates to be  multiplexed.  SONET  establishes  Optical Carrier (OC) levels from 51.8
                                                  Mbps to 2.48 Gbps.

VoIP..........................................    Voice over Internet Protocol.

Web or World Wide Web
   (WWW)......................................    A network of computer servers that uses a special  communications  protocol
                                                  to  link   different   servers   throughout   the   Internet   and  permits
                                                  communication of graphics, video and sound.

Web server....................................    A computer system that runs Web software,  used to create custom Web sites,
                                                  Web pages and home pages.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                        PAGE
Independent Auditors' Report of PricewaterhouseCoopers.............................................................     F-2
Independent Auditors' Report of KPMG Samjong Corp. ................................................................     F-3
Consolidated Balance Sheets as of December 31, 2001 and 2002.......................................................     F-4
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002.........................     F-7
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000, 2001 and 2002...............     F-10
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002.........................     F-14
Notes to Consolidated Financial Statements.........................................................................     F-17

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Korea Thrunet Co., Ltd. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Korea Thrunet Co., Ltd and its subsidiaries (the "Company") at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements of the Company for the year ended December 31, 2000, prior to the restatement of the discontinued operation described in Note 4, were audited by other independent accountants whose report, dated April 21, 2001, expressed an unqualified opinion on those statements, included going concern assumption and economic uncertainty in Korea, as well as a change in accounting for its method of revenue and expense recognition related to installation fees and costs.

We also audited the adjustments for discontinued operations described in Note 4 that were applied to restate the 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied to the prior period financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of the Company's operations and realization of its assets and payment of its liabilities in the ordinary course of business. As more fully discussed in the
Note 1 to the consolidated financial statements, on March 3, 2003, the Company filed a voluntary petition for corporate reorganization under the Korean Corporate Reorganization Act. The uncertainties inherent in the bankruptcy process and the Company's recurring losses from operations raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently operating its business under the jurisdiction of the Bankruptcy Court, and continuation of the Company as a going concern is contingent upon, among other things, the confirmation of the current corporate reorganization proceedings, the Company's ability to comply with all debt covenants under the existing financing agreement and the Company's ability to generate sufficient cash from operations and obtain financing sources to meet its future obligations. On June 25, the Court has approved the Company's corporate reorganization proceedings. The Company has until October 25, 2005 to submit its plan of reorganization. However, whether such reorganization plan will be approved is still uncertain. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Samil Accounting Corporation
Seoul, Korea
The Korean Member Firm of PricewaterhouseCoopers
June 21, 2003

                          Independent Auditor's Report

The Board of Directors and Stockholders
Korea Thrunet Co., Ltd.:

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows (before restatement resulting from discontinued operations) of Korea Thrunet Co., Ltd. and subsidiaries (the "Company") for the year ended December 31, 2000, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The operations of the Company have been significantly affected and may continue to be affected for the foreseeable future by the adverse economic conditions in the Republic of Korea in recent years and those in the Asia Pacific Region in general.

In our opinion, the consolidated financial statements (before restatement resulting from discontinued operations) referred to above presents fairly, in all material respects, the results of operations and cash flows of Thrunet Co., Ltd. and subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements (before restatement resulting from discontinued operations) have been prepared assuming that the Company will continue as a going concern. As discussed in the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since inception and has current liabilities which significantly exceed its current assets that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In 2000, the Company changed its method of revenue and expense recognition related to installation fees and costs.




/s/ KPMG Samjong Corp.
Seoul, Korea
April 21, 2001
                                      F-3

                             KOREA THRUNET CO., LTD.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2002

                                                                                                       Thousands of U.S.
                                                                 Thousands of Korean Won               Dollars (Note 3)
                                                    ----------------------------------------------   ----------------------
                                                              2001                   2002                     2002
                                                    ----------------------   ---------------------   ----------------------
                                                                                                           (unaudited)
ASSETS

Current assets :

   Cash and cash equivalents                        W          156,526,172   W          55,225,735   $               46,553
   Restricted cash                                               6,839,628               2,237,501                    1,886
   Marketable securities                                            58,980                  26,880                       23
   Accounts receivable, net of allowance for
      doubtful accounts                                         72,249,400              64,919,942                   54,725
   Prepaid expenses                                              4,405,162               6,438,154                    5,427
   Other receivables, net of allowance for
      doubtful accounts                                          9,561,666              52,715,135                   44,437
   Other current assets                                          8,579,597               1,710,596                    1,442
                                                    ----------------------   ---------------------   ----------------------
                Total current assets                           258,220,605             183,273,943                  154,493

Investments                                                     52,692,921              15,849,027                   13,360
Property and equipment, net                                  1,149,194,429             500,743,788                  422,105
Intangible assets, net                                          39,989,522              22,668,914                   19,109
Restricted cash, non-current                                    27,896,332              10,097,126                    8,511
Other assets                                                    39,261,998              31,418,602                   26,485
                                                    ----------------------   ---------------------   ----------------------
                    Total assets                    W        1,567,255,807   W         764,051,400   $              644,063
                                                    ======================   =====================   ======================

        The accompanying notes are an integral part of these consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
                     CONSOLIDATED BALANCE SHEETS, Continued
                           December 31, 2001 and 2002

                                                                                                        Thousands of U.S.
                                                                Thousands of Korean Won                 Dollars (Note 3)
                                                    ----------------------------------------------   ----------------------
                                                             2001                    2002                    2002
                                                    ----------------------   ---------------------   ----------------------
                                                                                                        (unaudited)
LIABILITIES AND STOCKHOLDERS'
EQUITY

Current liabilities :

   Short-term borrowings                            W           27,505,138   W          12,773,941   $               10,767
   Current portion of long-term debt                           154,642,169             226,141,012                  190,628
   Current portion of bonds payable                            174,437,029             144,292,926                  121,633
   Current portion of capital lease obligations                 13,857,950               9,434,795                    7,953
   Accounts payable                                            257,761,661             210,601,043                  177,528
   Accrued expenses                                             31,491,407              30,499,895                   25,710
   Other current liabilities                                     1,907,826              37,396,073                   31,523
                                                    ----------------------   ---------------------   ----------------------

           Total current liabilities                           661,603,180             671,139,685                  565,742

Bonds Payable                                                  335,382,856             133,941,975                  112,908
Long-term debt, excluding current portion                      377,732,255               1,862,540                    1,570
Capital lease obligations, excluding current
   portion                                                       9,906,779              13,451,635                   11,339
Retirement and severance benefits                                2,326,709               2,332,473                    1,966
Other long-term liabilities                                     35,661,468              21,931,389                   18,487
                                                    ----------------------   ---------------------   ----------------------

               Total liabilities                    W        1,422,613,247   W         844,659,697   $              712,012
                                                    ======================   =====================   ======================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
                     CONSOLIDATED BALANCE SHEETS, Continued
                           December 31, 2001 and 2002

                                                                                                        Thousands of U.S.
                                                                Thousands of Korean Won                 Dollars (Note 3)
                                                    ----------------------------------------------   ----------------------
                                                             2001                    2002                    2002
                                                    ----------------------   ---------------------   ----------------------
                                                                                                        (unaudited)
Commitment and contingencies (Note 20)              W                    -   W                   -   $                    -
Minority interest                                                1,671,406                       -                        -
Stockholders' equity :
  Common stock of W2,500 par value,
     authorized 400,000,000 shares ; issued
     and outstanding 34,213,589 shares in
     2001 and 77,635,260 shares in 2002                        256,601,918             194,088,150                  163,608
   Additional paid-in capital                                  436,491,470             716,534,738                  604,008
   Loans to employees to acquire common stock                     (561,682)               (106,741)                     (90)
   Accumulated deficit                                        (552,830,465)           (989,980,985)                (834,511)
   Accumulated other comprehensive income                        3,269,913                       -                        -
   Less treasury stock, at cost, 436,102 shares
     in 2002                                                             -              (1,143,459)                    (964)
                                                    ----------------------   ---------------------   ----------------------
           Total stockholders' equity                          142,971,154             (80,608,297)                 (67,949)
                                                    ----------------------   ---------------------   ----------------------
   Total liabilities and stockholders' equity       W        1,567,255,807   W         764,051,400   $              644,063
                                                    ======================   =====================   ======================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             KOREA THRUNET CO., LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              for the years ended December 31, 2000, 2001 and 2002

                                                                                                                  Thousands of
                                                                                                                  U.S. Dollars
                                                                   Thousands of Korean Won                          (Note 3)
                                                --------------------------------------------------------------   --------------
                                                         2000                 2001                2002                 2002
                                                -------------------   -------------------   ------------------   --------------
                                                                                                                   (unaudited)
Revenues :
   Broadband Internet Access Services           W       142,345,933   W       360,887,492   W      418,202,522   $      352,527
   Portal Services                                        3,015,457             7,723,490            6,078,971            5,124
                                                -------------------   -------------------   ------------------   --------------
                                                        145,361,390           368,610,982          424,281,493          357,651
                                                ===================   ===================   ==================   ==============
Costs and expenses :
Operating costs, excluding depreciation and
   amortization
   Broadband Internet Access Services                   144,947,203           293,697,630          262,208,617          221,031
   Portal Services                                        4,887,886            11,719,296           24,514,857           20,665
                                                -------------------   -------------------   ------------------   --------------
                                                        149,835,089           305,416,926          286,723,474          241,696
Selling, general and administrative expenses             48,226,109            42,870,099           40,343,158           34,008
Depreciation and amortization                            60,765,359           107,025,728          104,645,612           88,212
Impairment loss on intangible assets, property
  and equipment                                                   -            23,716,909           27,261,220           22,979
                                                ===================   ===================   ==================   ==============
                                                        258,826,557           479,029,662          458,973,464          386,895
                                                ===================   ===================   ==================   ==============
Operating loss                                         (113,465,167)         (110,418,680)         (34,691,971)         (29,244)
                                                ===================   ===================   ==================   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS, Continued
              for the years ended December 31, 2000, 2001 and 2002

                                                                                                                  Thousands of
                                                                                                                  U.S. Dollars
                                                                    Thousands of Korean Won                         (Note 3)
                                                --------------------------------------------------------------   --------------
                                                         2000                 2001                2002                 2002
                                                -------------------   -------------------   ------------------   --------------
                                                                                                                   (unaudited)
Other income (expense) :

   Interest income                              W         3,988,445   W         3,296,798   W        5,166,902   $        4,355
   Interest expense                                     (23,661,771)          (72,832,969)         (81,258,758)         (68,498)
   Gain(loss) on foreign exchange transactions,
     net                                                 (1,319,568)           (3,869,804)           5,755,312            4,851
   Gain(loss) on disposition of investments, net          6,945,426            (3,164,154)            (965,096)            (814)
   Impairment loss on investments                       (47,396,657)           (4,593,526)         (28,930,136)         (24,387)
   Gain(loss) on disposition of property and
     equipment, net                                       2,071,979               311,814          (35,660,302)         (30,059)
   Others, net                                             (785,387)            3,528,281          (17,468,502)         (14,725)
                                                -------------------   -------------------   ------------------   --------------
                                                        (60,157,533)          (77,323,560)       ( 153,360,580)        (129,277)
                                                -------------------   -------------------   ------------------   --------------
Loss from continuing operations before taxes,
   equity in loss of affiliates and minority
     interest                                          (173,622,700)         (187,742,240)        (188,052,551)        (158,521)
   Equity in net loss of affiliates                      (9,902,289)           (8,356,689)          (6,214,911)          (5,239)
   Minority interest                                        196,881             1,075,146            2,841,944            2,396
   Income tax expense                                       582,191                     -              131,363              111
                                                -------------------   -------------------   ------------------   --------------
Net loss from continuing operations                    (183,910,299)         (195,023,783)        (191,556,881)        (161,475)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS, Continued
              for the years ended December 31, 2000, 2001 and 2002

                                                                                                                  Thousands of
                                                                                                                  U.S. Dollars
                                                                    Thousands of Korean Won                         (Note 3)
                                                --------------------------------------------------------------   --------------
                                                         2000                 2001                2002                 2002
                                                -------------------   -------------------   ------------------   --------------
                                                                                                                   (unaudited)
Discontinued operations  :

   Loss from discontinued operations
      (net of income tax benefit of
      W2,677,743 in 2001)                       W       (56,173,574)  W       (74,051,980)  W      (51,960,149)  $      (43,800)
   Gain(loss) from disposals
      (net of income tax of
        W2,677,743 in 2001)                                       -             6,016,227          (63,774,645)         (53,759)
                                                -------------------   -------------------   ------------------   --------------
Net loss from discontinued operations                   (56,173,574)          (68,035,753)        (115,734,794)         (97,559)
Extraordinary item :
   Gain on extinguishments of debt
      (net of income tax expense of
         W367,686)                                                -                     -              870,316              734
   Loss on retirement of bond
     (net of income tax benefit of
       W367,686)                                                  -                     -         (129,681,093)        (109,316)
                                                -------------------   -------------------   ------------------   --------------
Net loss                                        W      (240,083,873)  W      (263,059,536)  W     (436,102,452)  $     (367,616)
                                                ===================   ===================   ==================   ==============
Per Share Data :
  Basic and diluted loss from continuing
     operations per common share                W            (7,667)  W            (6,066)  W           (3,328)  $        (2.81)
   Basic and diluted net loss from
     discontinued operations per common share                (2,342)               (2,116)              (2,010)           (1.69)
   Extraordinary item                                             -                     -               (2,238)           (1.89)
   Basic and diluted net loss per common share  W           (10,009)  W            (8,182)  W           (7,576)  $        (6.39)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             KOREA THRUNET CO., LTD.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 2000, 2001 and 2002

                                                                           Thousands of Korean Won
                                           ----------------------------------------------------------------------------------------
                                                                                        Loans to                       Accumulated
                                                                                      employees to                        other
                                                               Additional paid-in   acquire common    Accumulated    comprehensive
                                              Common Stock      capital ("APIC")        stock            deficit     income (loss)
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 1999               W     179,894,645   W      281,396,307   W     (962,426)  W (49,687,056)  W  117,705,032
   Comprehensive income (loss):
     Net loss for 2000                                     -                    -                -    (240,083,873)               -
     Unrealized losses on investment
       securities, net of tax                              -                    -                -               -     (150,778,946)
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax                    -                    -                -               -       24,537,375

        Total comprehensive loss

   Gain from issuance of stock by                          -            2,090,550                -               -                -
      subsidiaries
   Stock compensation expense                              -            2,943,565                -               -                -
   Collection of loans to employees to
      acquire common stock                                 -                    -          267,026               -                -
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 2000               W    179,894,645    W      286,430,422   W     (695,400)  W(289,770,929)  W   (8,536,539)
                                           =================   ==================   ==============   =============   ==============

                                               Thousands of Korean Won
                                            -----------------------------
                                              Treasury
                                                stock           Total
                                            -------------   -------------
Balance at December 31, 1999                W           -   W 528,346,502
   Comprehensive income (loss):
     Net loss for 2000                                       (240,083,873)
     Unrealized losses on investment
       securities, net of tax                                (150,778,946)
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax                        24,537,375
                                                            -------------
        Total comprehensive loss                             (366,325,444)
                                                            -------------
   Gain from issuance of stock by                               2,090,550
      subsidiaries
   Stock compensation expense                                   2,943,565
   Collection of loans to employees to
      acquire common stock                                        267,026
                                            -------------   -------------
Balance at December 31, 2000                W           -   W 167,322,199
                                            =============   =============

The accompanying notes are an integral part of these consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, Continued
              for the years ended December 31, 2000, 2001 and 2002

                                                                           Thousands of Korean Won
                                           ----------------------------------------------------------------------------------------
                                                                                       Loans to                       Accumulated
                                                                                     employees to                        other
                                                                                    acquire common    Accumulated    comprehensive
                                              Common Stock          APIC                stock            deficit     income (loss)
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 2000               W     179,894,645   W      286,430,422   W     (695,400)  W(289,770,929)  W   (8,536,539)

   Comprehensive income (loss):
     Net loss for 2001                                     -                    -                -    (263,059,536)               -
     Unrealized gains on investment
       securities, net of tax                              -                    -                -               -        1,816,452
     Less: reclassification adjustment
       for losses on investment
       securities included in net loss,
       net of tax                                          -                    -                -               -        9,990,000

         Total comprehensive loss

   Issuance of 30,682,909 shares of
     common stock, net of issuance
     costs                                        76,707,273              727,457                -               -                -
   Issuance of warrants                                    -          148,682,560                -               -                -
   Gain from issuance of stock by
      subsidiaries                                         -              216,745                -               -                -
   Increase in equity due to increase in
      capital of the investee                              -               42,425                -               -                -
   Decrease of APIC on disposition of
      subsidiaries' stock                                  -           (2,090,550)               -               -                -
   Stock compensation expense                              -            2,482,411                -               -                -
   Collection of loans to employees to
      acquire common stock                                 -                    -          133,718               -                -
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 2001               W     256,601,918   W      436,491,470   W     (561,682)  W(552,830,465)  W    3,269,913
                                           =================   ==================   ==============   =============   ==============

                                                Thousands of Korean Won
                                            -------------------------------
                                               Treasury
                                                Stock            Total
                                            --------------   --------------
Balance at December 31, 2000                W            -   W  167,322,199

   Comprehensive income (loss):
     Net loss for 2001                                   -     (263,059,536)
     Unrealized gains on investment
       securities, net of tax                            -        1,816,452
     Less: reclassification adjustment
       for losses on investment
       securities included in net loss,
       net of tax                                        -        9,990,000
                                                             --------------
       Total comprehensive loss                                (251,253,084)
                                                             --------------
   Issuance of 30,682,909 shares of
     common stock, net of issuance
     costs                                               -       77,434,730
   Issuance of warrants                                  -      148,682,560
   Gain from issuance of stock by
      subsidiaries                                       -          216,745
   Increase in equity due to increase in
      capital of the investee                            -           42,425
   Decrease of APIC on disposition of
      subsidiaries' stock                                -       (2,090,550)
   Stock compensation expense                            -        2,482,411
   Collection of loans to employees to
      acquire common stock                               -          133,718
                                            --------------   --------------
Balance at December 31, 2001                W            -   W  142,971,154
                                            ==============   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, Continued
              for the years ended December 31, 2000, 2001 and 2002

                                                                           Thousands of Korean Won
                                           ----------------------------------------------------------------------------------------
                                                                                       Loans to                       Accumulated
                                                                                     employees to                        other
                                                                                    acquire common    Accumulated    comprehensive
                                              Common Stock         APIC                  stock            deficit     income (loss)
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 2001               W     256,601,918   W      436,491,470   W     (561,682)  W(552,830,465)  W    3,269,913

   Comprehensive income (loss):
     Net loss for 2002                                     -                    -                -    (436,102,452)               -
     Unrealized gains on investment
       securities, net of tax                              -                    -                -               -                -
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax                    -                    -                -               -       (3,269,913)

         Total comprehensive loss

   Issuance of 52,096,000 shares of common
     stock by exercise of warrants, net of
     issuance costs                              130,240,000             (653,452)               -               -                -
   Issuance of 78,169,014 shares of common
     stock by debt to equity swap, net of
     issuance costs                              195,422,535         (107,561,975)               -               -                -
   Decrease in equity due to disposition
      of subsidiaries' stock                               -              (42,426)               -               -                -
   Acquisition of treasury stock                           -                    -                -               -                -
   Minority interest excess loss                           -                    -                -      (1,048,068)               -
   Decrease of 155,270,521 shares of common
      stock by reverse stock split              (388,176,303)         388,176,303                -               -                -
   Stock compensation expense                              -              124,818                -               -                -
   Collection of loans to employees to
     acquire common stock                                  -                    -          454,941               -                -
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 2002               W     194,088,150   W      716,534,738   W     (106,741)  W(989,980,985)  W            -
                                           =================   ==================   ==============   =============   ==============

                                                Thousands of Korean Won
                                            -------------------------------
                                               Treasury
                                                 Stock            Total
                                            --------------   --------------
Balance at December 31, 2001                W            -   W  142,971,154

   Comprehensive income (loss):
     Net loss for 2002                                   -     (436,102,452)
     Unrealized gains on investment
       securities, net of tax                            -                -
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax                  -       (3,269,913)
                                                             --------------
         Total comprehensive loss                              (439,372,365)
                                                             --------------
   Issuance of 52,096,000 shares of common
     stock by exercise of warrants, net of
     issuance costs                                      -      129,586,548
   Issuance of 78,169,014 shares of common
     stock by debt to equity swap, net of
     issuance costs                                      -       87,860,560
   Decrease in equity due to disposition
      of subsidiaries' stock                             -          (42,426)
   Acquisition of treasury stock                (1,143,459)      (1,143,459)
   Minority interest excess loss                         -       (1,048,068)
   Decrease of 155,270,521 shares of common
      stock by reverse stock split                       -                -
   Stock compensation expense                            -          124,818
   Collection of loans to employees to
     acquire common stock                                -          454,941
                                            --------------   --------------
Balance at December 31, 2002                W   (1,143,459)  W  (80,608,297)
                                            ==============   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, Continued
              for the years ended December 31, 2000, 2001 and 2002

                                                                           Thousands of Korean Won
                                           ----------------------------------------------------------------------------------------
                                                                                       Loans to                       Accumulated
                                                                                     employees to                        other
                                                                                    acquire common    Accumulated    comprehensive
                                              Common Stock         APIC                  stock            deficit     income (loss)
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 2001               $         216,304   $          367,944   $         (473)  $    (466,012)  $        2,756

   Comprehensive income (loss):
     Net loss for 2002                                     -                    -                -        (367,616)               -
     Unrealized gains on investment
       securities, net of tax                              -                    -                -               -                -
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax                    -                    -                -               -           (2,756)

         Total comprehensive loss

   Issuance of 52,096,000 shares of common
     stock by exercise of warrants, net of
     issuance costs                                  109,787                 (551)               -               -                -
   Issuance of 78,169,014 shares of common
     stock by debt to equity swap, net of
     issuance costs                                  164,733              (90,670)               -               -                -
   Decrease in equity due to disposition
      of subsidiaries' stock                               -                  (36)               -               -                -
   Acquisition of treasury stock                           -                    -                -               -                -
   Minority interest excess loss                           -                    -                -            (883)               -
   Decrease of 155,270,521 shares of common
      stock by reverse stock split                  (327,216)             327,216                -               -                -
   Stock compensation expense                              -                  105                -               -                -
   Collection of loans to employees to
     acquire common stock                                  -                    -              383               -                -
                                           -----------------   ------------------   --------------   -------------   --------------
Balance at December 31, 2002               $         163,608   $          604,008   $          (90)  $    (834,511)  $            -
                                           =================   ==================   ==============   =============   ==============

                                                Thousands of Korean Won
                                            -------------------------------
                                            Treasury stock        Total
                                            --------------   --------------
Balance at December 31, 2001                $            -   $      120,519

   Comprehensive income (loss):
     Net loss for 2002                                   -         (367,616)
     Unrealized gains on investment
       securities, net of tax                            -                -
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax                  -           (2,756)
                                                             --------------
         Total comprehensive loss                                  (364,860)
                                                             --------------
   Issuance of 52,096,000 shares of common
     stock by exercise of warrants, net of
     issuance costs                                      -          109,236
   Issuance of 78,169,014 shares of common
     stock by debt to equity swap, net of
     issuance costs                                      -           74,063
   Decrease in equity due to disposition
      of subsidiaries' stock                             -              (36)
   Acquisition of treasury stock                      (964)            (964)
   Minority interest excess loss                         -             (883)
   Decrease of 155,270,521 shares of common
      stock by reverse stock split                       -                -
   Stock compensation expense                            -              105
   Collection of loans to employees to
     acquire common stock                                -              383
                                            --------------   --------------
Balance at December 31, 2002                $         (964)  $      (67,949)
                                            ==============   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 2000, 2001 and 2002

                                                                                                            Thousands of
                                                                                                            U.S. Dollars
                                                                     Thousands of Korean Won                  (Note 3)
                                                      -------------------------------------------------------------------
                                                            2000              2001             2002             2002
                                                      ---------------   ---------------   ---------------   -------------
                                                                                                             (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net loss                                              W  (240,083,873)  W  (263,059,536)  W  (436,102,452)  $    (367,616)

Adjustments to reconcile net loss to net cash used in operating activities

   Depreciation and amortization                          104,785,632       160,961,192       164,164,844         138,384
   Accretion of discounts on bonds issued                   3,401,682        25,452,383        40,154,340          33,848
   Amortization of premium                                          -                 -        13,268,930          11,185
   Bad debt provision                                       3,291,676         5,039,072        40,904,309          34,481
   Provision for retirement and severance benefits          1,927,915         5,422,668         2,723,961           2,296
   Retirement and severance benefits paid                    (749,507)       (4,332,428)       (3,908,355)         (3,295)
   Stock compensation expense                               2,943,565         2,482,411           124,818             105
   Contribution from the National Pension Fund                 70,681            38,739            44,834              38
   Loss (gain) on disposition of property and
     equipment, net                                        (3,446,595)        2,277,641        35,660,302          30,059
   Gain from disposal of cable TV operation, net           (1,518,463)       (8,693,970)                -               -
   Loss from disposal of enterprise network service                 -                 -        63,774,645          53,759
   Loss (gain) on disposition of investments, net          (8,788,413)       (2,197,397)          965,096             814
   Gain on disposition of marketable securities, net           (2,827)          (51,428)           (3,378)             (3)
   Loss (gain) on valuation of marketable securities           38,656             2,720                 -               -
   Loss (gain) on foreign exchange transactions, net        2,470,765         3,671,568        (3,343,145)         (2,818)
   Loss on valuation of forward contract                            -             7,389            34,611              29
   Loss on disposition of other assets                        286,902                 -                 -               -
   Equity in loss of cable TV operations, net                       -         7,848,889                 -               -
   Equity in loss of affiliates, net                        9,902,289         8,356,689         6,214,911           5,239
   Loss on cancellation of contract                                 -        28,330,184                 -               -
   Loss on redemption of bonds                                      -                 -       130,048,780         109,626
   Gain on extinguishment of debt                                   -                 -        (1,238,002)         (1,044)
   Impairment loss on investments                          47,396,657         4,593,526        28,930,136          24,387
   Impairment loss on intangible assets                             -        23,716,909        24,861,991          20,957
   Impairment loss on property and equipment                        -                 -        17,466,895          14,724
   Minority interest                                         (196,881)       (1,075,146)       (2,841,944)         (2,396)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
              for the years ended December 31, 2000, 2001 and 2002

                                                                                                            Thousands of
                                                                                                            U.S. Dollars
                                                                     Thousands of Korean Won                  (Note 3)
                                                      -------------------------------------------------------------------
                                                            2000              2001             2002             2002
                                                      ---------------   ---------------   ---------------   -------------
                                                                                                             (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES, CONTINUED :
Adjustments to reconcile net loss to net cash
provided by operating activities, continued
   Decrease (increase) in accounts receivable         W   (38,846,095)  W   (31,038,665)  W     4,277,507   $       3,606
   Increase in prepaid expenses                            (2,548,734)       (1,567,315)       (2,032,992)         (1,714)
   Decrease in prepaid value-added taxes                    2,700,460         1,694,661           863,497             728
   Increase in other receivables                             (997,876)         (723,511)      (75,828,045)        (63,920)
   Decrease (increase) in other current assets              3,270,391        (3,775,922)        3,918,022           3,303
   Increase (decrease) in accounts payable                 52,334,220        (1,680,360)      (60,476,571)        (50,979)
   Increase (decrease) in accrued expenses                 18,403,946         2,999,625       (16,884,976)        (14,232)
   Increase in value-added taxes payable                            -                 -        35,512,182          29,935
   Increase (decrease) in other current liabilities         8,452,093          (541,932)       17,262,429          14,551
   Proceeds from sale of trading securities                 1,039,674                 -                 -               -
   Acquisition of trading securities                         (604,487)                -                 -               -
                                                      ---------------   ---------------   ---------------   -------------
Net cash provided (used) in operating activities          (35,066,547)      (35,841,344)       28,517,180          24,037
                                                      ===============   ===============   ===============   =============
CASH FLOWS FROM INVESTING ACTIVITIES :
   Disposition of property and equipment                   18,152,322        11,984,996        83,901,626          70,725
   Proceed from discontinued operation                              -                 -       346,860,000         292,389
   Acquisition of property and equipment                 (679,763,269)     (259,114,432)      (48,456,267)        (40,847)
   Disposition of investments                              81,313,828        33,032,784         5,978,515           5,040
   Acquisition of investments                             (81,640,604)       (4,244,492)       (4,298,426)         (3,623)
   Disposition of cable system operators                    8,411,077        41,900,171                 -               -
   Acquisition of cable system operators                  (24,503,453)                -                 -               -
   Increase in intangible assets                           (6,935,078)      (25,844,618)       (5,048,236)         (4,255)
   Decrease in intangible assets                                    -         5,668,650                 -               -
   Decrease (increase) in other assets, net               (39,926,881)      (16,602,534)       17,338,983          14,616
                                                      ---------------   ---------------   ---------------   -------------
Net cash provided (used) in investing activities         (724,892,058)     (213,219,475)      396,276,195         334,045
                                                      ---------------   ---------------   ---------------   -------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Continued ;

                             KOREA THRUNET CO., LTD.
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
              for the years ended December 31, 2000, 2001 and 2002

                                                                                                            Thousands of
                                                                                                            U.S. Dollars
                                                                     Thousands of Korean Won                  (Note 3)
                                                      -------------------------------------------------------------------
                                                            2000              2001             2002             2002
                                                      ---------------   ---------------   ---------------   -------------
                                                                                                             (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES :
   Proceeds from short-term borrowings                W 1,119,460,752   W   118,247,389   W    55,053,928   $      46,408
   Repayments of short-term borrowings                   (949,586,333)     (309,786,239)     (180,590,911)       (152,230)
   Proceeds from long-term debt                           221,993,941       294,684,020                 -               -
   Repayments of long-term debt                           (71,223,427)      (33,704,935)     (230,933,679)       (194,666)
   Repayments of capital lease obligations                 (1,658,803)       (6,147,754)      (10,296,340)         (8,679)
   Issuance of bonds                                      284,125,989       225,344,501        49,333,095          41,586
   Repayments of bonds                                              -                 -      (198,348,000)       (167,199)
   Increase (decrease) in other long-term liabilities       2,898,392        (3,025,674)       (7,483,091)         (6,308)
   Issuance of stock by subsidiaries                        3,000,000         2,963,799                 -               -
   Issuance of common stock                                         -        77,434,730                 -               -
   Issuance cost on common stock                                    -                 -        (1,595,260)         (1,345)
   Acquisition of treasury stock                                    -                 -        (1,126,812)           (950)
   Collection of loans to employees to acquire
     common stock                                             267,026           133,718          (106,742)            (90)
                                                      ---------------   ---------------   ---------------   -------------
Net cash provided (used) by financing activities          609,277,537       366,143,555      (526,093,812)       (443,473)
                                                      ===============   ===============   ===============   =============
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                      (150,681,068)      117,082,736      (101,300,437)        (85,391)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            190,124,504        39,443,436       156,526,172         131,944
                                                      ---------------   ---------------   ---------------   -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR              W    39,443,436   W   156,526,172   W    55,225,735   $      46,553
                                                      ===============   ===============   ===============   =============
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest                                              W    61,737,361   W   111,688,519   W    49,367,148   $      41,614
                                                      ===============   ===============   ===============   =============
   Income taxes                                       W     1,503,155   W       972,434   W       952,372   $         803
                                                      ===============   ===============   ===============   =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

1.   Description of the Company

     Incorporated in July 1996, Korea Thrunet Co., Ltd. (the "Company") is a provider of broadband Internet and portal services in Korea.

     Starting in July 1998, the Company was the first to offer broadband internet access services in Korea with its number of broadband internet subscribers of 1,312,248 and 1,301,620 as of December 31, 2001 and 2002, respectively. The Company provides broadband Internet services via cable modem to residential area customers, small offices and home offices throughout Korea. The Company acquired the domain name "Korea.com" in March 2000 and launched its Korea.com portal services in September 2000. Korea.com is a broadband oriented mega-portal featuring multi-access capability providing a variety of services such as interactive multimedia-concentrated content services, free e-mail and other multimedia communications services and e-commerce hosting. On June 12, 2001, we established Korea.com Communications, our subsidiary, to which we transferred all of our Korea.com portal business-related assets and approximately 100 employees. We also invested approximately 12,000.0 million Won in cash. In January 2000, the Company began to provide cable television services through its cable system operator subsidiaries. However, in September 2001, the Company discontinued its cable television business by selling its six subsidiaries. Enterprise network services, which began in July 1997, consist primarily of leasing dedicated fiber optic lines to corporate customers for transmitting voice and data. The Company provides enterprise network services to corporate customers including certain major Korean telecommunications companies and offered Internet protocol-based leased line services, via dedicated fiber optic lines, to small and medium-sized enterprises and other corporate customers. As part of its enterprise network business, the Company provides co-location services by offering secure location for servers, controlled environment, monitoring and high-speed connection to the internet via fiber optic network. On October 28 2002, the Company discontinued its enterprise network services business by selling its related assets, including local fiber optic network and related equipment.

     Since its inception, the Company has experienced recurring losses and negative cash flows from operations. The Company has recorded net losses from continuing operations of W183,910,299, W195,023,783 and W191,556,881 for the years ended December 31, 2000, 2001 and 2002, respectively. The Company's current liabilities exceed its current assets by W487,865,742 and its total liabilities exceed total assets by W80,608,297 as of December 31, 2002. Market conditions and their effect on the Company's liquidity may further restrict availability of cash which may result in the Company not making payments on its short and long-term obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

1.   Description of the Company, Continued :

     On March 3, 2003, the Company filed a voluntary petition for a stay order and for corporate reorganization proceedings with the Bankruptcy Division of the Seoul District Court (the "Court"). The Court ordered the commencement of the corporate reorganization proceedings and appointed the receiver to evaluate the Company's corporate reorganization plans on March 27, 2003. On March 6, 2003, Korea.com Communications (the "Korea.com"), our subsidiary, also filed a voluntary petition for a stay order and for corporate reorganization proceedings with the Court. The Court ordered the commencement of the corporate reorganization proceedings and appointed the receiver to evaluate the Korea.com's corporate reorganization plans on April 1, 2003. The Company is currently operating its business under the jurisdiction of the Bankruptcy Court, and continuation of the Company as a going concern is contingent upon, among other things, the confirmation of the current corporate reorganization proceedings, the Company's ability to comply with all debt covenants under the existing financing agreement, and the Company's ability to generate sufficient cash from operations and obtain financing sources to meet its future obligations. The Court has appointed Ahn Kwon & Co., a Korean accounting firm affiliated with Deloitte Touche Tohmatsu to perform an independent assessment of the Company's going concern value and liquidation value. Based on the report submitted by Ahn Kwon & Co. to the Court on June 21, 2003, the Company's going concern value is significantly higher than its liquidation value. On June 25, the Court has approved the Company's corporate reorganization proceedings and ordered the receiver to submit a reorganization plan. The Company has until October 25, 2005 to submit its plan of reorganization. Once the reorganization plan is filed, the Court will convene a series of meetings of interested parties where they will examine and deliberate the reorganization plan proposed by the receiver. Once such a plan is accepted by a resolution of the interest parties, the Court will promptly decide whether or not to confirm such accepted plan. Once the accepted plan is confirmed by the Court, the receiver will be responsible for implementation of the confirmed plan. However, whether the interested parties and the Court will approve such reorganization plan is still uncertain.

     The Company is currently pursuing several initiatives intended to increase liquidity and alleviate the going concern issue. As part of the Company's corporate reorganization plan, the Company intends to restructure its existing debt payments with its creditors. Furthermore, after the disposition of enterprise network services business, the Company intends to focus on the Broadband Internet Access business and improve its results of operations by reducing its discretionary expenses, such as promotion and advertising expenses, labor cost and rental cost, to minimize its cash outflow. On May 19, 2003, the Company has formed a consortium, which comprised of Korea Development Bank, KPMG Financial Advisory Services Inc. and Daeryuk law firm, to assist the Company in identifying the strategic buyers. Currently, the Company is in discussion with several interested parties.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

1.   Description of the Company, Continued :

     Consolidated Subsidiaries -

     The consolidated financial statements include the accounts of Korea Thrunet Co., Ltd. and its subsidiaries. The following table reflects the Company's ownership percentages and acquisition dates of its consolidated subsidiaries as December 31, 2002.

                                               Percentage
                                               ownership
                             Acquisition  -------------------
         Subsidiary             date        2001       2002     Primary business
---------------------------  -----------  ----------  -------   ----------------
Korea.com Communications      June 2001    91.95%     91.95%           Portal Service
Multiplus Limited             July 2001     5.00%      5.00%    Special Purpose Entity ("SPE")
ENS Securitization Limited    Dec. 2001        -          -                SPE

     In September 2001, the Company's 100.00% ownership interest in Korea.com Communications was reduced to 91.95% as a result of issuance of new common shares to third parties by this subsidiary in 2001.

     The operations of Multiplus Limited and ENS Securitization Limited are included in the consolidation of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" due to the fact that neither of them qualifies as a true sale, thus the operations of the SPE were consolidated under US GAAP.

     All significant inter-company balances and transactions have been eliminated in consolidation. Investments in affiliated companies where the Company has the ability to exercise significant influence are accounted for by the equity method of accounting. Investments in other investee companies are accounted for using the cost method of accounting.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies :

     Basis of Presentation -

     The accounting and financial reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("U. S. GAAP").

     Principles of Consolidation -

     The consolidated financial statements include the accounts of Korea Thrunet Co., Ltd., and its majority owned subsidiaries. Equity investments of 20 to 50 percent ownership interests or where the Company has the ability to exercise significant influence over the investee are accounted for using the equity method of accounting and are reported in "Investments". The Company's proportional share of earnings and losses of these companies is included in "Equity in net loss of affiliates". Investments of less than 20% ownership interests are carried at cost. All significant inter-company transactions and balances have been eliminated in consolidation.

     Any gain or loss resulting from changes in equity of consolidated investees that change the Company's relative ownership interest in such investees is recorded in "Additional paid-in capital".

     Use of Estimates -

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     Risk and Uncertainties -

     The Asian financial crisis that began in 1997 has adversely affected the Korean economy, as well as those of other countries in the Asia Pacific region. Further, the effect may be exacerbated as a result of current political tensions with the Democratic People's Republic of Korea ("North Korea"). In response to this situation, the Korean government and the private sector began implementing structural reforms, particularly in the areas of restructuring private enterprise and reforming the banking industry.

     Although economic conditions in Korea may have improved in recent years, the Company may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and in the Asia Pacific region. If these conditions have an adverse effect on the Company, adjustments to the consolidated financial statement could be required, and such adjustments could be material.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies, Continued :

     Cash and Cash Equivalents -

     Cash and cash equivalents are comprised of cash on hand, demand deposits, money market deposits accounts, and money market funds. All such amounts have an original maturity of 90 days or less.

     Allowance for Doubtful Accounts -

     The allowance for doubtful accounts is based on management's estimate of the uncollectible portion of the Company's accounts receivable balance based on analyses of historical bad debt experience, customer credit worthiness, current economic trends and changes in customer payment terms.

     Marketable Securities and Investments -

     The Company classifies its marketable investments included in "Marketable Securities" and "Investments" into three categories and accounts for such securities as follows :

     Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     Debt and equity securities that are bought and held principally for the purpose of selling them in near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in current operations.

     Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from current operations and reported in other comprehensive income
     (loss) as a separate component of stockholders' equity.

     The Company classified its marketable investments included in "Marketable Securities" as trading securities and its marketable investments included in "Investments" as available-for-sale and held-to-maturity securities at December 31, 2001 and 2002. Gross proceeds from the sale of such securities are separately classified on the statements of cash flows. Equity securities that do not have readily determinable fair values are carried at cost.

     The Company has a policy to regularly review its investments for declines in fair value below the amortized cost basis. Declines in fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, and the amount of the write down is included in the results of operations. The new cost basis is not changed due to subsequent recoveries in fair value. Subsequent increases in fair value of available-for-sale securities are included in the related separate component of stockholders' equity.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies, Continued :

     Value - Added Taxes -

     Under the Korean value-added tax ("VAT") system, the Company pays a 10% VAT on the purchase of most goods and services, and receives VAT from its customers equal to 10% of revenue. The VAT the Company collects from the customers must be remitted to the Korean government, offset by the VAT the Company has paid to its suppliers. To the extent the Company has paid its suppliers and vendors more VAT than it has received from its customers, the net amount is recorded as prepaid value-added taxes. If more VAT is received from customers than is paid to vendors and suppliers, the net amount is recorded as a current liability.

     Property and Equipment -

     Property and equipment are stated at acquisition cost less accumulated depreciation. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided on the straight-line method based on estimated useful lives as follows:

                                                                                      Estimated useful lives
                                                                           ------------------------------------------
Buildings and structures                                                           41~48 years
Communication circuit equipment                                                       15 years
Transmission and communications equipment                                            3~6 years
Furniture, tools and vehicles                                                        5~8 years

     Certain costs incurred during the construction and installation period of the Company's property and equipment are capitalized. The capitalized interest is recorded as part of the related asset and is amortized over the asset's estimated useful life.

     Capital Lease Transactions -

     Assets leased under capital leases are recorded at cost as property and equipment and depreciated using the straight-line method over their estimated useful lives or the lease term, whichever is shorter. In addition, aggregate lease payments are recorded as obligations under capital leases, net of accrued interest as determined by total lease payments in excess of the cost of the leased machinery and equipment. Accrued interest is amortized over the lease period using the effective interest rate method.

 Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

 2.  Summary of Significant Accounting Policies, Continued :

     Long-Lived Assets -

     Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the group of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Company reports an asset to be disposed of at the lower of its carrying value or fair value less cost to sell.

     Intangible Assets -

     (i) Licenses

     Software licenses, which represent rights to use certain software, are stated at cost less accumulated amortization. Amortization is computed by the straight-line method over the term of the license.

     The leased line license was obtained using the funds collected from the initial stockholders prior to inception of the Company. This license fee was reflected as an asset and a component of stockholders' equity at the time of establishment of the Company. The asset is amortized by the straight-line method over 20 years.

     (ii) Domain Name and Web-site Development Costs

     In March 2000, the Company acquired the domain name "Korea.com" and recorded its acquisition cost of W4,669,100 as an intangible asset which is amortized on a straight-line basis over the estimated period of benefit of 10 years. Direct costs related to website application and infrastructure development are capitalized and amortized using the straight-line method over 3 years.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies, Continued :

     Intangible Assets, Continued -

     (iii) Leased line right

     The Company recognized an intangible asset in connection with the right to use Asia Global Crossing (the "AGC") international leased line. Such acquisition costs are capitalized and amortized using the straight-line method over 15 years.

     The recoverability of intangibles assets is evaluated if facts and circumstances indicate a possible impairment. Such facts and circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. If this review indicates that intangible assets will not be recoverable, based on estimated undiscounted cash flow projections, impairment will be measured by comparing the carrying values of intangible assets to their fair values, as determined based on discounted cash flows or appraisals.

     Stock-Based Compensation -

     The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

     Discounts on Debentures -

     Discounts on debentures are amortized to interest expense using the effective interest rate method over the repayment period of the debentures.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies, Continued :

     Retirement and Severance Benefits -

     Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The Company's estimated liability under the plan, equal to the amount which would be payable assuming all employees were to resign as of December 31, 2001 and 2002, has been accrued in the accompanying consolidated financial statements. Under the National Pension Scheme of Korea, through March 31, 1999, the Company was required to transfer a certain percentage of retirement benefits of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount payable to the employees when they leave the Company and is reflected as a direct deduction from the retirement and severance benefits liability.

     Revenue Recognition -

     Monthly customer subscription fees for broadband Internet and enterprise network services are recognized as revenue in the period services are provided. Included in subscription revenues are fees related to the rental of cable modems to customers in connection with subscription contracts. Through 1999, the Company recognized installation fees, and related installation costs, as revenues and operating costs upon origination of service to customers. Beginning January 1, 2000, installation fees and the related installation costs up to an amount not exceeding installation fees, are deferred and recognized as revenue and operating costs over the estimated customer retention period of 4 years.

     Subscriber service fees are recognized as revenue in the period in which the services are provided to the customers. Installation revenue is recognized when the service is performed, to the extent of direct selling costs, with any revenue in excess of those costs deferred and taken into income over the estimated average period that subscribers are expected to remain connected to the system.

     Foreign Currency Transactions -

     Monetary assets and liabilities denominated in a foreign currency are converted into Korean Won at (pound)U1,326.1 to US$1.00 and (pound)U1,200.4 to US$1.00, the equivalent rates of exchange as of December 31, 2001 and 2002, respectively. Revenue, expenses, gains and losses from foreign currency transactions are converted at the exchange rate in effect on the date on which the transaction occurred. All foreign exchange transaction gains and losses are included in the results of operations.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies, Continued :

     Accounting for Sales of Stock by a Subsidiary -

     In accordance with guidance provided in Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock by a Subsidiary," the Company accounts for gains arising from issuance of stock by subsidiaries as capital transactions in the consolidated financial statements.

     Income Taxes -

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Loss Per Share -

     Basic and diluted loss per common share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the fiscal year, which is 23,985,953, 32,150,106 and 57,563,294 shares for the years ended December 31, 2000, 2001 and 2002, respectively. The warrants issued and stock options granted in 2000 and 2001 were not included in the calculation of loss per share for the years ended December 31, 2000, 2001 and 2002 as their effect was anti-dilutive.

     Comprehensive Income (loss) -

     The Company applies the provisions of SFAS No. 130, "Reporting Comprehensive Income" with respect to the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. This information is presented in the accompanying consolidated statements of stockholders' equity and comprehensive income (loss).

     Reclassifications -

     Certain amounts in the 2000 and 2001 financial statements have been reclassified to conform to the current year's presentation. These reclassifications have no effect on previously reported net loss or accumulated deficit.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies, Continued :

     Recent Accounting Pronouncements -

     In May of 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). The statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will be classified as extraordinary items only if they are determined to be unusual and infrequently occurring items. SFAS No. 145 also requires that gains and losses from debt extinguishments, which were classified as extraordinary items in prior periods, be reclassified to continuing operations if they do not meet the criteria for extraordinary items. The provisions of SFAS No. 145 will be effective for our fiscal year beginning January 30, 2003. The Company will apply the provisions of this statement for all debt extinguishments going forward.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impacts of SFAS No. 146 on its financial position and its results of its operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to such compensation. The Company expects to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and will provide the prominent disclosures required in the footnotes to the financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, but now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impacts of SFAS No. 150 on its financial position and its results of its operations.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

2.   Summary of Significant Accounting Policies, Continued :

     Recent Accounting Pronouncements, Continued -

     In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees. FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are presented in Note 20. Management does not expect that the adoption of FIN 45 will have a material impact on the Company's financial position or its results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No.
     51. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs' activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective January 1, 2004 for VIEs created prior to February 1, 2003. The Company has performed an analysis to identify such entities and does not believe that the Company has any entities that fall within the scope of this standard.

3.   Basis of Translating Financial Statements (Unaudited) :

     The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, certain Korean Won amounts are expressed in United States dollars at the rate of W1,186.3 to US$1.00, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2002. The US dollar amounts are unaudited and should not be construed as representation that the Korean Won amounts shown could be converted into U.S. dollars at this or any other rate.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

4.   Discontinued operation :

     On July 2001, the Company announced its decision to dispose of the entire cable television business, which includes six subsidiaries, by the end of 2001. The Company recognized an aggregate gain of W6,016,227, net of income tax of W2,677,743, from the disposition of its subsidiaries. The book value of the subsidiaries at the date of sale totaled W41,583,306. The dispositions of the six system operations were considered as a disposal of a business segment and was accounted for under the provisions of APB No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". For the period from the measurement date to the disposal date, operating loss from the cable television business amounted to W7,848,889.

     On August 2002, the Company announced its decision to dispose of the enterprise network service business by the end of 2002. On October, 2002, the Company sold and recognized an aggregate loss of W63,774,645 from the disposition of its related property and equipment to SK Global. The book value of the property and equipment at the date of sale totaled W410,634,645. The dispositions of the related assets were considered as a disposal of a business segment and was accounted for under the provisions of SFAS No.144, "Accounting for the Impairment or Disposal of a Long-lived Assets" which superceded APB Opinion No. 30. Operating loss from the discontinued operations amounted to W51,960,149 in 2002.

     The operating results of the cable television business and enterprise network service business are shown separately as discontinued operations in the accompanying consolidated statement of operations. The consolidated statements of operations for 2000, 2001 and 2002 have been restated to show the operating results of the enterprise network service business separately.

     The net losses from cable television business and enterprise network service business for the year ended 200, 2001, and 2002 are as follows:

                                                 2000            2001            2002
                                            -------------    ------------    ------------
Cable television                            W  18,283,043    W  7,848,889    W          -
Enterprise network services                    37,890,531      68,880,834      51,960,149
                                            -------------    ------------    ------------
Total loss from discontinued operation      W  56,173,574    W 76,729,723    W 51,960,149
                                            =============    ============    ============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

5.   Accounts Receivable :

     Accounts receivable at December 31, 2001 and 2002 are summarized as follows:

                                                 2001            2002
                                            -------------    ------------
Accounts receivable-trade                   W  80,610,166    W 80,984,531
Allowance for doubtful accounts                (8,360,766)    (16,064,589)
                                            -------------    ------------
Balance at end of year                      W  72,249,400    W 64,919,942
                                            =============    ============

     Changes in allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

                                                2000             2001            2002
                                            -------------    ------------    -------------
Balance at beginning of year                W     451,268    W  3,742,944    W   8,360,766
Provision for the year                          3,291,676       4,617,822        7,703,823
                                            -------------    ------------    -------------
Balance at end of year                      W   3,742,944    W  8,360,766    W  16,064,589
                                            =============    ============    =============

6.   Other Receivables :

     Other receivable at December 31, 2001 and 2002 are summarized as follows:

                                                 2001             2002
                                            -------------    -------------
Accounts receivable-trade                   W  10,010,910    W  74,768,021
Discounted Present Value                         (371,503)        (274,659)
Allowance for doubtful accounts                   (77,741)     (21,778,227)
                                            -------------    -------------
Balance at end of year                      W   9,561,666    W  52,715,135
                                            =============    =============

     Changes in allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

                                                2000             2001            2002
                                            -------------    ------------    ------------
Balance at beginning of year                W           -    W         -     W     77,741
Provision for the year                                  -          77,741      21,700,486
                                            -------------    ------------    ------------
Balance at end of year                      W           -    W     77,741    W 21,778,227
                                            =============    ============    ============

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

6.   Other Receivables Continued :

     As of December 31, 2002, the Company has receivable amounting W65,798,058 from SK Global as a remainder for the disposal of the assets. The Company recorded W21,212,058 as an allowance for doubtful account representing balance of this receivable not paid during 2003.

7.   Other Current Assets :

     Other current assets at December 31, 2001 and 2002 are summarized as follows:

                                                 2001            2002
                                            -------------    ------------
Accrued interest income                     W   2,220,726    W    443,296
Advance payments                                1,946,940               -
Short-term loans to employees                   2,576,000         314,928
Prepaid value-added taxes                         863,497               -
Prepaid income taxes                              972,434         952,372
                                            -------------    ------------
                                            W   8,579,597    W  1,710,596
                                            =============    ============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

8.   Investments :

     A summary of investments at December 31, 2001 and 2002 are as follows:

                                                    Percentage
                                                   ownership(%)
                                             ------------------------
                                                2001          2002             2001              2002
                                             ----------    ----------     -------------     --------------
Held-to-maturity
    Corporate debt securities                      -             -        W   4,437,933     W            -
                                                                          -------------     --------------

Available-for-sale (at fair value)
    Gi-Nam Broadcasting COMM. convertible
       bond                                        -             -           21,269,913                  -
                                                                          -------------     --------------

Cost Method
    Media Valley Inc.                           5.43          3.28              404,249            202,125
    Hankyung.com Co., Ltd                       5.00          5.00              515,000            180,312
    Korea Cable TV Kyungnam Broadcasting
       Network Co., Ltd.                        8.43             -            3,662,113                  -
    Inbain Co., Ltd. (Access Information
       Telecom Co., Ltd.)                       2.92          2.92              450,000            450,000
    HeyAnita.com Inc.                           0.25          0.12                1,000                  -
    Getmore Securities Co., Ltd.               10.53          9.30            2,000,000          2,000,000
    Ibiztoday.com Corp.                        10.00         10.00              103,753                  -
    Philon Corporation                         11.96         11.96               22,147                  -
    Seoul Media service Co., Ltd.              16.67             -               32,400                  -
    Actizen.Com Co., Ltd.                      18.68         18.68                1,000                  -
    EnTechville                                19.19         19.19              285,000                  -
    HeyAnita Korea, Inc.                       15.58         15.58                1,000              1,000
    Sportslove.com Co., Ltd.                    8.12          8.12               14,920                  -
    MIC 99-7 KDIFC Venture Investment
       Partnership                             15.00         15.00            1,154,240          1,154,240
    KINX                                        6.67          6.67               50,000             50,000
    Saero Network Service                          -         12.31                    -          1,056,891
    Powercomm Corporation                          -          0.06                    -            999,996
                                                                          -------------     --------------
                                                                          W   8,696,822     W    6,094,564
                                                                          -------------     --------------

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

8.   Investments, Continued :

                                                    Percentage
                                                    ownership(%)
                                             ------------------------
                                                2001          2002             2001              2002
                                             ----------    ----------     -------------     --------------
Equity Method
    Thrunet Shopping, Inc.
       (Metaland Inc.)                          19.24            -        W   1,123,662     W            -
    Korea Shilla TV System Co., Ltd.            39.50            -            2,110,163                  -
    Nowcom Co., Ltd.                            34.22        34.22           13,595,905            787,884
    Persontel Co., Ltd.                         50.00        50.00              324,560                  -
    YT Venture Investment Partnership           22.22        22.22              859,953            707,871
    21C Telecommunication Co., Ltd.             21.05        21.05                5,114                  -
    rentHouse co.kr Co.,Ltd.                    20.00        20.00              268,896                  -
    Gi-Nam Broadcasting COMM.                       -        24.36                    -          8,258,708
                                                                          -------------     --------------
                                                                             18,288,253          9,754,463
                                                                          -------------     --------------

                                                                          W  52,692,921     W   15,849,027
                                                                          =============     ==============

     At December 31, 2002, the Company's investments in affiliated companies under the equity method are summarized below :

                                                                                  Accumulated
                                                               Accumulated      Impairment loss
                                           Acquisition cost   equity in loss    on investments      Carrying value
                                           ----------------   --------------    ----------------    --------------
Nowcom Co., Ltd.                           W     38,701,002   W  (18,334,384)   W    (19,578,734)   W     787,884
YT Venture Investment Partnership                   800,000          (92,129)                  -          707,871
Persontel Co., Ltd.                               1,666,650       (1,077,650)           (589,000)               -
21C Telecommunication Co., Ltd.                     100,000          (59,887)            (40,113)               -
rentHouse co.kr Co.,Ltd.                            420,000         (420,000)                  -                -
Gi-Nam Broadcasting COMM.                        19,417,493         (149,450)        (11,009,335)       8,258,708
                                           ----------------   --------------    ----------------    --------------
                                           W     61,105,145   W  (20,133,500)   W    (31,217,182)   W   9,754,463
                                           ================   ==============    ================    ==============

     In 2002, the Company disposed Thrunet Shopping, Inc., Korea Shilla TV System Co., Ltd., Korea Cable TV Kyungnam Broadcasting Network Co., Ltd., Seoul Media service Co., Ltd. and part of Media Valley Inc. for cash of W5,978,515 and a loss of W965,096 was realized on the disposition.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

8.   Investments, Continued :

     The Company held Gi-Nam Broadcasting COMM. convertible bond under available-for-sale investments from February 2000 to May 2002 and converted the bond into equity and owned 24.36% of Gi-Nam Broadcasting COMM at December 31, 2002.

     During 2000 and 2001, the Company purchased an equity interest in Nowcom Co., Ltd. ("Nowcom"), for cash payments of W35,701,002 and W3,000,000 respectively, and has become Nowcom's largest shareholder with 34.22% of its outstanding common shares as of December 31, 2002. Nowcom is the fourth largest Korean narrowband Internet portal and on-line access service provider. As part of the carrying balances of these investments, the Company recorded goodwill of approximately W32,469,279 and W1,365,960 respectively, representing the difference between the acquisition amounts and the underlying equity in net assets on the dates of acquisition. These amounts are amortized over 5 years. The Company recorded an impairment loss on goodwill of Nowcom Co., Ltd. that was W11,965,589 and W7,613,145 for the years ended December 31, 2000 and 2002. No impairment loss was recognized in 2001. Thus the balance of the goodwill is W14,829,313 as of December 31, 2000, W12,175,989 as of December 31, 2001 and none as of December 31, 2002.

     Information with respect to available-for-sale securities and held-to-maturity securities included in investments at December 31, 2001 are as follows :

                                                                2001
                                 ---------------------------------------------------------------------
                                                      Gross               Gross
                                                    unrealized         unrealized
                                     Cost          holding gains      holding losses      Fair value
                                 ------------      -------------      --------------     -------------
Available-for-sale
Gi-Nam Broadcasting COMM.
  convertible bond               W 18,000,000      W  3,269,913         W        -       W  21,269,913
                                 ============      ============         ==========       =============

Held-to-maturity
Corporate debt securities        W  4,437,933      W          -         W        -       W   4,437,933
                                 ============      ============         ==========       =============

     The Company did not hold any available-for-sale and held-to-maturity securities at December 31, 2002.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

8.   Investments, Continued :

     For the years ended December 31, 2000 and 2001, total proceeds from sales of available-for-sale investments was W76,860,129 and W32,997,708, respectively. Realized gains included in results of operations related to available-for-sale investments that were sold were W6,014,714 and W2,297,697 for the years ended December 31, 2000 and 2001, respectively. No sales have occurred in 2002.

     The Company recorded impairment losses of W47,396,657, W4,593,526 and W28,930,136 in 2000, 2001 and 2002 respectively, related to investments which have experienced other than temporary declines in value and such investments have been written down to their estimated fair values as the new cost bases.

     A summary of impairment loss on investments at December 31, 2002 is as follows:

                                              Amounts
                                          ----------------
Held-to-maturity
    Corporate debt securities             W     (7,850,933)

Cost Method
    Hankyung.com Co., Ltd                         (334,688)
    HeyAnita.com Inc.                                 (999)
    Ibiztoday.com Corp.                           (103,752)
    Philon Corporation                             (22,147)
    Seoul Media service Co., Ltd.                  (32,400)
    Actizen.Com Co., Ltd.                             (999)
    EnTechville                                   (285,000)
    Sportslove.com Co., Ltd.                       (14,920)
    Saero Network Service                       (1,661,818)

Equity Method
    Nowcom Co., Ltd.                            (7,613,145)
    Gi-Nam Broadcasting COMM.                  (11,009,335)
                                          ----------------

                                          W    (28,930,136)
                                          ================

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

9.   Property and Equipment :

     Property and equipment at December 31, 2001 and 2002 consisted of the following :

                                                      2001                       2002
                                                 -----------------           ----------------
   Land                                          W      22,379,623           W     12,252,031
   Buildings and structures                             40,236,456                 17,878,124
   Communication circuit equipment                     611,952,088                166,878,113
   Transmission and communications
      equipment                                        684,042,103                532,609,488
   Furniture, tools and vehicles                        12,232,553                 10,734,424
   Construction-in-progress                             23,114,418                  3,532,125
                                                 -----------------           ----------------
                                                     1,393,957,241                743,884,305
Less : accumulated depreciation                       (244,762,812)              (243,140,517)
                                                 -----------------           ----------------
Property and equipment, net                      W   1,149,194,429           W    500,743,788
                                                 =================           ================

     Depreciable assets are insured against fire and other casualty losses up to W226,462 million at December 31, 2002. W285,166 million of the Company's property and equipment is pledged as collateral for certain short-term borrowings and long-term debt at December 31, 2002 (see Note 12).

     During 2001, the Company disposed of its broadcasting equipment in connection with the divestiture of its cable television business in 2001 (see Note 4).

     During 2002, the Company disposed of its Hybrid Fiber Coaxial (the "HFC") leased-line, land and building, enterprise network equipment and others. On August 6, a sales contract with Powercomm regarding the HFC lease-line was completed resulting in a loss of 41,487 million Won. On August 9, a sales contract with Carlyle Korea Special Purpose Company regarding the land and buildings was completed resulting in a gain of 6,203 million Won. The Company also recognized a loss of 376 million Won on sale of miscellaneous assets. On October 28, a sales contract with SK Global regarding its enterprise network business was completed resulting a loss of 63,775 million Won (see Note 4).

     For the year ended December 31, 2001, the Company recognized no impairment loss. For the year ended December 31, 2002, the Company recognized an impairment loss of W17,467 million as the carrying amount of the property and equipment was not recoverable.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

10.  Intangible Assets :

     Intangible assets at December 31, 2001 consisted of the following :

                                                               Accumulated
                                       Acquisition Cost        Amortization         Impairment           Book Value
                                      ------------------      --------------      --------------       --------------
Leased line license                     W  21,200,000         W   5,830,000       W            -       W   15,370,000
Microsoft option                           42,774,566            20,145,743           22,628,823                    -
Domain name                                 4,669,100               610,864                    -            4,058,236
Software license                           24,432,641             8,140,328                    -           16,292,313
Web-site development costs                  1,187,003                98,917            1,088,086                    -
Leased line right                           2,600,000                28,889                    -            2,571,111
Other intangible assets                     1,764,067                66,205                    -            1,697,862
                                        -------------         -------------       --------------       --------------
                                        W  98,627,377         W  34,920,946       W   23,716,909       W   39,989,522
                                        =============         =============       ==============       ==============

     Intangible assets at December 31, 2002 consisted of the following :

                                                               Accumulated
                                       Acquisition Cost        Amortization          Impairment            Book Value
                                      ------------------      -------------       --------------       --------------
Leased line license                     W  21,200,000         W   6,713,333       W   14,486,667       W            -
Domain name                                 4,669,100             1,042,756            3,626,344                    -
Software license                           28,031,027            16,227,030            5,575,465            6,228,532
Leased line right                          15,442,800               531,098                    -           14,911,702
Other intangible assets                     3,210,155               507,959            1,173,516            1,528,680
                                        -------------         -------------       --------------       --------------
                                        W  72,553,082         W  25,022,176       W   24,861,992       W   22,668,914
                                        =============         =============       ==============       ==============

     Amortization expense on the Company's intangible assets was W23,442,542, W17,236,331 and W10,345,890 for the years ended December 31, 2000, 2001 and 2002, respectively.

     Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

10.  Intangible Assets, Continued :

     The estimated aggregate amortization expense for each of the next five fiscal years are as follows :

                                                                              Other intangible
                             Software license        Leased line right              assets                Total
                            ------------------      -------------------       -----------------       --------------
        2003                 W      4,189,486        W      1,029,520           W     391,281         W    5,610,287
        2004                        1,782,574               1,029,520                 391,281              3,203,375
        2005                          256,472               1,029,520                 391,281              1,677,273
        2006                                -               1,029,520                 325,078              1,354,598
2007 and thereafter                         -              10,793,622                  29,759             10,823,381
                            ------------------      -------------------         -------------         --------------
                             W      6,228,532        W     14,911,702           W   1,528,680         W   22,668,914
                            ==================      ===================         =============         ==============

     Leased line license -

     The leased line license was obtained using the funds collected from the initial stockholders prior to inception of the Company. This license fee was reflected as an asset and a component of stockholders' equity at the time of establishment of the Company.

     For the year ended December 31, 2002, the Company recognized an impairment loss of W14,486,667, as the carrying amount of the leased line license was not recoverable due to disposal of the enterprise network business. Such impairment loss is recognized in the loss from discontinued operations.

     Software license -

     Software licenses, which represent rights to use certain software, is acquired at a purchase price of W 16,837,463 and W 3,598,386 in 2001 and 2002, respectively.

     For the year ended December 31, 2001, the Company recognized no impairment loss. For the year ended December 31, 2002, the Company recognized an impairment loss of W5,575,465, as the carrying amount of the software licenses was not recoverable. Such amount loss is recognized as an impairment loss of broadband Internet Access Services and Portal Services.

     Domain name -

     The Company acquired the domain name "Korea.com" in March 2000 and launched it Korea.com portal services in September 2000.

     For the ended December 31, 2002, the Company recognized an impairment loss of W3,626,344, as the carrying amount of the domain name intangible asset was not recoverable. Such amount loss is recognized as an impairment loss of Portal Services.

     Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

10.  Intangible Assets, Continued :

     Intangible asset-MS option -

     In August 1999, the Company granted Microsoft an option to acquire at a purchase price of 9,350 Won per share up to 4,525,714 of the Company's common shares in conjunction with the execution of an agreement with Microsoft regarding a significant expansion of the scope of cooperation between the two companies.

     For the year ended December 31, 2001, the Company recognized an impairment loss of W22,628,823, as the carrying amount of the MS option was not recoverable. Such impairment loss is recognized under the operating cost of broadband Internet Access Services.

     Leased line right -

     In 2001 and 2002, the Company obtained the right to use AGC international leased line at a purchase price of W2,600,000 and W12,842,800, respectively. Such acquisition costs are capitalized and amortized using the straight-line method over 15 years.

     Other intangible asset -

     In March 2001, the Company acquired the right for lease-line business of international line and accounted under other intangible asset.

     For the year ended December 31, 2002, the Company recognized an impairment loss of total W581,000, as the carrying amount of the intangible asset was not recoverable, due to abandonment of the enterprise network services business. Such impairment loss is recognized in the loss from discontinued operations.

     Throughout 2001 and 2002, the Company acquired an additional broadband internet business and related subscribers from SK Telecom, and others. In relation to the transaction, the Company recognized an intangible asset of W1,183,067 in 2001 and W773,339 in 2002, which represents the benefit the Company expects to generate from the acquired subscribers for the extended period of time.

     In 2002, the Company paid W672,749 to acquire the copyright for comics and movies and accounted under other intangible asset.

     For the year ended December 31, 2002, the Company recognized an impairment loss of W 592,516, as the carrying amount of other intangible asset was not recoverable. Such amount loss is recognized as an impairment loss of Portal Services.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

11.  Other Assets :

     Other assets at December 31, 2001 and 2002 are summarized as follows:

                                       2001                 2002
                                  --------------      --------------
Deferred installation costs       W   17,231,883      W   16,019,409
Guarantee deposits                    10,449,460          11,184,346
Long-term loans                        2,831,736             737,248
Long-term advance payments             2,718,710                   -
Memberships                            1,574,473           1,574,473
Other                                  4,455,736           1,903,126
                                  --------------      --------------
                                  W   39,261,998      W   31,418,602
                                  ==============      ==============

     On April 12, 2001, the Company entered into a forward exchange contract with Korea Exchange Bank. The contract was closed on April 12, 2002, resulting a loss of W28,162.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

12.  Pledged Assets :

     Certain assets of the Company are pledged as collateral for capital lease obligations, short-term borrowings, bonds payable and long-term debt at December 31, 2001 and 2002 as follows:

                                                                  2001                   2002
                                                            ---------------         --------------
Pledged Assets
  Long-term bank deposits                                   W    33,886,460         W    9,566,460
  Investments                                                    27,012,293              2,169,502
  Guarantee deposits                                                      -              2,670,000
  Land and buildings                                             58,788,609             28,719,716
  Communication circuit equipment                               303,623,928                      -
  Transmission and communications
    equipment                                                   299,168,480            256,446,108
                                                            ---------------         --------------
                                                            W   722,479,770         W  299,571,786
                                                            ===============         ==============

Obligations from which collateral is pledged to secure
  Short-term borrowings                                     W     1,800,000         W      999,996
  Current portion of long term debt                                       -            137,059,000
  Long-term debt                                                522,180,423              4,170,000
  Other account payables                                                  -             38,720,000
  Current portion of bonds payable                                        -            100,000,000
  Bonds payable                                                 262,050,000             46,652,000
  Capital lease obligations                                      18,665,817             22,887,000
  Security deposits received                                      1,536,268                      -
                                                            ---------------         --------------
                                                            W   806,232,508         W  350,487,996
                                                            ===============         ==============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

13.  Lease :

     The Company is obligated under various capital leases for equipment as of December 31, 2001 and 2002. Equipment and related accumulated depreciation recorded under capital leases as of December 31, 2001 and 2002 are summarized as follows :

                                                        2001                2002
                                                  ---------------      ---------------
Transmission and communications
   equipment                                      W    28,925,728      W    36,012,021
Buildings and structures                                1,614,626                    -
                                                  ---------------      ---------------
                                                       30,540,354           36,012,021
Accumulated depreciation                              (11,409,374)         (19,895,487)
                                                  ---------------      ---------------
                                                  W    19,130,980      W    16,116,534
                                                  ===============      ===============

     The Company has provided two blank checks and certain leased assets to LG Card Co., Ltd. as collateral for various leases.

     Future minimum capital lease payments as of December 31, 2002 are as follow :

                          Fiscal year                               Amounts
----------------------------------------------------          ------------------
                        2003                                  W      11,089,167
                        2004                                         10,739,275
                        2005                                          2,311,721
                        2006                                          1,362,485
                                                              ------------------
Total minimum lease payments                                         25,502,648
Less : interest                                                      (2,616,218)
                                                              ------------------
Present value of minimum lease payments                              22,886,430
Less : current portion of capital lease obligations                  (9,434,795)
                                                              ------------------
Capital lease obligations, excluding current portion          W      13,451,635
                                                              ==================

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

14.  Short-term borrowings :

     Short-term borrowings at December 31, 2001 and 2002 consisted of the following :

                                                    Annual interest rate
                                                          (%) at
                                                     December 31, 2002               2001                2002
                                                    --------------------        -------------        -------------
General Loans in Korean Won
  Shinhan Bank                                                    -             W   5,000,000        W           -
  Korea Exchange Bank                                          7.93                 3,000,000            3,000,000
  Tongyang Life Insurance Company                                 -                 1,800,000                    -
  Jeil Mutual Saving Bank                                9.50~10.30                 8,000,000            8,773,945
  DACOM CORPORATION                                               -                         -              999,996
                                                                                -------------        -------------
                                                                                   17,800,000           12,773,941
                                                                                -------------        -------------
Collateral Loan Obligation in Korean Won
  Chohung Bank                                                    -                 5,600,000                    -
  Korea Exchange Bank                                             -                 4,000,000                    -
                                                                                -------------        -------------
                                                                                    9,600,000                    -
                                                                                -------------        -------------
U.S. Dollar Loan
  Chohung Bank                                                    -                   105,138                    -
                                                                                -------------        -------------
                                                                                W  27,505,138        W  12,773,941
                                                                                =============        =============

     In relation to the short-term borrowings, two blank checks are pledged to Jeil Mutual Savings Bank.

     The weighted average interest rates of short-term borrowings were 10.14% and 8.44% at December 31, 2001 and 2002, respectively.

15.  Other Current Liabilities :

     Other current liabilities at December 31, 2001 and 2002 are summarized as follows:

                                             2001                    2002
                                         -------------       --------------
Withholdings                             W     954,557       W     436,946
Advance from customers                         945,880            1,394,672
Value added tax payable                              -           35,512,182
Income tax payable                                   -               52,273
Forward contracts                                7,389                    -
                                         -------------       --------------
                                         W   1,907,826       W   37,396,073
                                         =============       ==============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

16.  Bonds Payable :

     Bonds outstanding as of December 31, 2001 and 2002 are summarized as follows :

                                                             Annual
                                                           interest
                                            Maturity      rate (%) at
                          Issue date          date       Dec. 31, 2002          2001                  2002
                          ----------       ---------     -------------      --------------       ----------------
Convertible bonds

      5th bond            Jul. 2000        Jul. 2003         8.11           W  100,000,000       W    100,000,000
      20th bond           Mar. 2002        Mar. 2005        17.31                        -                952,500
                                                                            --------------       ----------------
                                                                               100,000,000            100,952,500
   Less : Current portion of Convertible bond                                            -           (100,000,000)
   Less : Discount on bonds issued                                                (167,962)               (93,136)
                                                                            --------------       ----------------
                                                                                99,832,038                859,364
                                                                            --------------       ----------------
Bonds with warrants

      16th bond           Jan. 2001        Jan. 2006            -               92,827,000                      -
      17th bond           Jan. 2001        Jan. 2006            -               59,200,000                      -
      18th bond           Jan. 2001        Jan. 2006            -               59,200,000                      -
      19th bond           Jan. 2001        Jan. 2006            -               17,760,000                      -
                                                                            --------------       ----------------
                                                                               228,987,000                      -
   Less : Discount on bonds issued                                            (135,991,545)                     -
                                                                            --------------       ----------------
                                                                                92,995,455                      -
                                                                            --------------       ----------------

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

16.  Bonds Payable, Continued :

                                                             Annual
                                                           interest
                                            Maturity      rate (%) at
                          Issue date          date       Dec. 31, 2002          2001                  2002
                          ----------       ---------     -------------      --------------       --------------
Debentures

      1st bond            Jan. 1999        Jan. 2002            -           W   45,000,000       W            -
      2nd bond            Mar. 1999        Mar. 2002            -               45,000,000                    -
      3rd bond            May 1999         May 2004          9.00               45,000,000           45,000,000
      6th bond            Aug. 2000        Jun. 2002            -               20,000,000                    -
      7th bond            Aug. 2000        Aug. 2003        11.74               30,000,000           30,000,000
      8th bond            Sep. 2000        Jun. 2002            -                8,000,000                    -
      9th bond            Sep. 2000        Sep. 2002            -               12,000,000                    -
      10th bond           Oct. 2000        Apr. 2002            -               10,000,000                    -
      11th bond           Nov. 2000        Nov. 2005        12.23               70,000,000           46,652,000
      12th bond           Dec. 2000        Dec. 2002            -               10,000,000                    -
      13th bond           Dec. 2000        Dec. 2002            -               10,000,000                    -
      14th bond           Dec. 2000        Dec. 2002            -                5,000,000                    -
      15th bond           Dec. 2000        Dec. 2002            -               10,000,000                    -
      16th bond           Feb. 2002        Jan. 2006         1.43                        -            8,882,960
      21th bond           Apr. 2002        Oct. 2003        12.90                        -            8,000,000
      22th bond           Jun. 2002        Dec. 2003        12.71                        -            6,400,000
      23th bond           Sep. 2002         May 2004        11.97                        -            9,600,000
      24th bond           Dec. 2002        Dec. 2004        10.66                        -           24,500,000
                                                                            --------------       --------------
                                                                               320,000,000          179,034,960
         Less : Current portion of debentures                                 (175,000,000)        (44,400,000)
         Less : Discount on bonds issued                                        (2,444,637)         (1,552,349)
                                                                            --------------       --------------
                                                                               142,555,363          133,082,611
                                                                            --------------       --------------
                                                                            W  335,382,856       W  133,941,975
                                                                            ==============       ==============

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

16.  Bonds Payable, Continued :

     On June 21, 1999, the Company issued bonds with warrants. As of December 31, 2002, 1,951,220 warrants for an exercise price of 30,750 Won have yet to be exercised.

     On July 27, 2000, the Company issued 5th convertible bonds with total principal amount of W100,000,000 for cash of W99,696,935, which are to be redeemed on July 27, 2003. The bonds have a coupon interest rate of 2.0% per annum, payable on a quarterly basis starting at the end of the first quarter after the issuance date. However, for all or a portion of the bonds that are not converted into the Company's common shares, additional compound interest at a rate of 6.0% per annum, calculated on a quarterly basis from the issuance date to the redemption date, will be payable on the redemption date. The bonds are convertible into the Company's shares of common stock from July 27, 2001 to July 26, 2003, and the conversion price will be the lowest of (a) the average of the following amounts: (i) the weighted average of the daily market share prices for the one-month period from one day prior to the date of determination per the Company's minutes;
     (ii) the weighted average of the daily market share prices for the one-week period from the date of determination per the Company's minutes; and (iii) the latest closing price that can be obtained before the year end; (b) the average of the following amounts: (i) the weighted average of the daily market share prices for the one-month period prior to the first date of conversion date (July 27, 2001); (ii) the weighted average of the daily market share prices for the one-week period prior to July 27, 2001; and
     (iii) the latest closing price that can be obtained before the year end; or
     (c) the latest closing price that can be obtained before the year end which is 2,150 Won at December 29, 2001.

     In 2002, the Company modified the contract with Korea Development Bank, the holder of the 5th convertible bond by fixing conversion price at 1,136 Won in accordance with modified contract at August 28, 2002. In November 2002, the Company authorized, a three-for-one reverse stock split, so conversion price was changed at 3,408 Won. Aforementioned conversion price was agreed with Korea Development Bank in accordance with assignment of convertible bonds attached contract dated August 28, 2002. The 5th convertible bonds agreement contains debt covenants. At December 31, 2002, the Company was in breach of the debt covenant. Under the terms of the agreement, the lender may call the loan if the Company is in violation of any restrictive covenants. As of December 31, 2002, the lender has not waived capital requirement, and accordingly W100,000,000 of convertible bonds have been reclassified to current portion of convertible bonds.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

16.  Bonds Payable, Continued :

     Also, on March 21, 2002, the Company issued 20th convertible bonds with total principal amount of W952,500 for cash of W833,095, which are to be redeemed on March 21, 2005. The bonds have a coupon interest rate of 4.0% per annum, payable on an annually basis starting at the end of the first year after the issuance date. However, for all or a portion of the bonds that are not converted into the Company's common shares, additional compound interest at a rate of 12.0% per annum, calculated on an annual basis from the issuance date to the redemption date, will be payable on the redemption date. The bonds are convertible into the Company's shares of common stock from June 22, 2002 to February 21, 2005, at the conversion price of 2,500 Won. None of this has been exercised for the period ended December 31, 2002.

     On January 26, 2001, the Company issued bonds with warrants with par value of US $70,000,000 to Softbank, W59,200,000 to Naray and W76,960,000 to
     TriGem. The exercisable warrants entitle Softbank, Naray and TriGem to acquire 33,152,000, 23,680,000 and 30,784,000 shares of the Company's common stock, respectively. All shares are exercisable at an exercise price of 2,500 Won per share beginning from January 27, 2001 through January 26, 2006. For financial reporting purpose, the portion of the proceeds allocable to the warrants, in the amount of W148,682,560 has been recorded as additional paid-in-capital.

     On February 28, 2002, Softbank, Naray and TriGem exercised their warrants to acquire 33,152,000, 11,840,000 and 7,104,000 shares of the Company's common stock, respectively. Pursuant to the original agreement, Softbank, Naray and TriGem elected to tender their bonds to the Company with par value equal to the exercise price of the warrant. At the time of the issuance, the par value of the US $70,000,000 bond issued to Softbank was equivalent to W82,880,000. The value of Korean Won has subsequently depreciated against U.S. dollar. At the time of the exercise, US $62,600,000 was equivalent to W82,880,000 in accordance with the exchange rate published by the Korea Financial Telecommunications and Clearing Institute on the day immediately preceding the date of exercise. To compensate Softbank for the difference between the par value of the bond surrendered and the exercise price of its warrants, the Company issued a par value of US $7,400,000 debenture at the exact same term as the bond surrendered to Softbank. All of the Company's 654,183 of cable modems as well as 35,000,000 shares of Korea.com Communications are pledged as collateral. The Company recognized the extraordinary loss of W81,029,334, net of income tax benefit of W61,779 on the early retirement of the bonds.

     In addition, on August 2002, the Company entered into agreement to exercise a debt to equity swap on the bonds with warrant held by Tri-Gem and Naray. The swap took place on August 2002, with the Company issuing 52,112,676 and 26,056,338 shares of common stock at 1,136 Won per share in exchange for par value W59,200,000 and W29,600,000 of the bonds with warrants. The Company recognized the extraordinary loss of W48,014,327, net of income tax benefit of W36,608 on the early retirement of the bonds. Warrants to purchase 11,840,000 shares of common stock at revised exercise price of 7,500 Won per share remain outstanding.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

16.  Bonds Payable, Continued :

     Accretion of bond discount was W3,305,985, W3,922,421 and W1,549,872 for the years ended December 31, 2000, 2001 and 2002, respectively, and was recorded as interest expense.

     In relation to debenture, stated above, certain investment securities, tangible assets, guaranty money and current restricted cash are provided as collateral (Note 12).

     Aggregate maturities of the Company's bonds as of December 31, 2002 are as follows:

Year ending
December 31,   Convertible bonds      Debentures          Total
------------   -----------------    -------------     -------------
    2003       W     100,000,000    W  44,400,000     W 144,400,000
    2004                       -       79,100,000        79,100,000
    2005                 952,500       46,652,000        47,604,500
    2006                       -        8,882,960         8,882,960
               -----------------    -------------     -------------
               W     100,952,500    W 179,034,960     W 279,987,460
               =================    =============     =============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

17.  Long-term Debt :

     Long-term debt as of December 31, 2001 and 2002 are summarized as follows :

                                                  Annual interest
                                                    rate (%) at
                                                 December 31, 2002         2001                 2002
                                                 -----------------   -----------------    -----------------
General Loans in Korean Won
  Korea Development Bank                                     12.03   W     229,575,000    W     132,650,000
  Shinhan Bank                                                6.50             406,000              174,000
  Korea Development
     Bank Capital Co., Ltd.                                   6.50           5,624,520            3,579,240
  Hanvit Bank                                                 6.50             788,000              590,940
                                                                     -----------------    -----------------
                                                                           236,393,520          136,994,180
                                                                     -----------------    -----------------
Collateralized Loan Obligation in Korean Won
  Kookmin Bank                                               10.41           9,000,000            9,000,000

Asset Backed Loan in Korean Won
  Kookmin Bank and others                                    10.55         135,200,000           77,600,000

Asset Backed Security in Korean Won
  Kookmin Bank                                                   -         120,000,000                    -

Vendor Financing in U.S. Dollars
  CISCO Systems, Inc.                                Libor+2.50             31,780,904            4,409,372
                                                                     -----------------    -----------------
                                                                           532,374,424          228,003,552
         Less : Current maturities                                        (154,642,169)        (226,141,012)
                                                                     -----------------    -----------------
                                                                     W     377,732,255    W       1,862,540
                                                                     =================    =================

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

17.  Long-term Debt, Continued :

     On September 14, 2001, in connection with plant and equipment loans, debentures and convertible bonds, the Company entered into a comprehensive agreement on financial structure improvement with Korea Development Bank. In addition to the contract, Korea Development Bank added supplementary article on May 31, 2002 concerning grace of payment and related requirements. In an event of default, the Korea Development Bank may not provide additional loans and may demand immediate payment of existing loans. As of December 31, 2002, the Company was in breach of certain debt covenants and the lender has not waived capital requirement of plant and equipment loans, and accordingly W132,650,000 of long-term debt has been reclassified to current portion of long-term debt.

     On August 14, 2000, the Company entered into a vendor financing agreement with CISCO of 35 million U.S. dollars, which was available until December 31, 2000, and an additional 40 million U.S. dollars, reduced from an initial available amount of 80 million U.S. dollars, available starting January 1, 2001 until December 31, 2001. This financing arrangement is for purchase of networking and telecommunications equipment from CISCO. Repayment terms stipulate that principal and interest is payable in 16 consecutive quarterly installments from the last day of availability period for vendor financing. For the first 8 consecutive quarterly installments, 3.75% of total drawn amount is required to be paid and 8.75% for the last 8 consecutive quarterly installments. The Company paid a one-time underwriting fee of 0.75% of the total available credit totaling US$862,500 which is recognized as expense during the available period for 2000 and 2001. Additionally, the Company is required to pay commitment fees of 1% per year on the average daily unused balance of the total available credit. As a result of such vendor-financing contract, the Company has purchased machinery and equipment in amount of approximately US$11,116 and US$14,479 in 2000 and 2001, respectively. Available period to benefit from such contract is over by the end of 2001 however comprehensive agreements related to the repayment of outstanding balance remain. In any event of default on the agreements, the Company is required to transfer the assets that is purchased from CISCO and all right, title and interest in the assets to CISCO. The vendor financing agreement contains certain debt covenants. At December 31, 2001, the Company was in breach of the debt covenant. In addition, subsequent to December 31, 2002, the Company failed to pay US$3,673,253 to CISCO at its due date, February 28, 2003. Under the agreement, CISCO can call the outstanding debt or can require the Company to return the Company to return the equipment purchased from them.

     On June 12, 2001, the Company obtained an asset-backed loan in the amount of W150 billion from five major financial institutions including Kookmin Bank (the "Banks") and has pledged certain receivables expected to be generated from future broadband Internet services revenue from 2001 to 2005 amounting to approximately W210 billion as collateral. The loan agreement contains covenants requiring the Company to maintain a debt to equity ratio less than 5:1 at each fiscal year end. At December 31, 2002, the Company was in breach of the debt covenants. Under the terms of the agreement, the lender may call the loan if the Company is in violation of any restrictive covenants. At the end of 2002, the lender has not waived capital requirement of asset-backed loans, and accordingly, entire long-term debt in amount of W20,000,000 has been reclassified to current portion of long-term debt.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

17.  Long-term Debt, Continued :

     During 2001, the Company obtained an asset-backed security in the amount of W120 billion with interest rates of 8.5% per annum from Kookmin Bank, and has pledged certain receivables expected to be generated from future enterprise network services revenue from 2001 to 2005 amounting to approximately W246 billion as collateral. On October 28, 2002, the Company repaid the total debt and recognized the extraordinary loss of W637,432, net of income tax benefit of W269,299.

     Aggregate maturities of the Company's long-term debt as of December 31, 2002 are as follows:

Year ending                                  U.S. dollar
December 31,       Won currency loans     denominated loans          Total
-----------        ------------------     -----------------     --------------
   2003            W      221,731,640     W       4,409,372     W  226,141,012
   2004                     1,796,880                     -          1,796,880
   2005                        65,660                     -             65,660
                   ------------------     -----------------     --------------
                   W      223,594,180     W       4,409,372     W  228,003,552
                   ==================     =================     ==============

18.  Other long-term liabilities :

     Other long-term liabilities at December 31, 2001 and 2002 are summarized as follows:

                                             2001                  2002
                                        ----------------     ---------------
Deferred installation fees              W     17,231,883     W    16,019,410
Accrued interest payable                       8,968,436              56,568
Guarantee deposits received                    7,409,403           2,160,406
Other payables                                 2,051,746           3,695,005
                                        ----------------     ---------------
                                        W     35,661,468     W    21,931,389
                                        ================     ===============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

19.  Retirement and Severance Benefits :

     Changes in the liability for retirement and severance benefits for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                 2000              2001              2002
                                             -------------   ---------------    --------------
Balance, beginning of period                 W   2,663,585   W     4,029,401    W    3,964,022
Severance plan expense                           1,927,915         5,422,668         2,723,961
Transfers from acquired subsidiaries               209,663                 -                 -
Transfers to disposed subsidiaries                 (22,255)       (1,155,619)                -
Plan payments                                     (749,507)       (4,332,428)       (3,908,355)
                                             -------------   ---------------    --------------
                                                 4,029,401         3,964,022         2,779,628

Cumulative transfer to National
  Pension Fund, net                               (230,849)          (78,392)          (33,557)
Payments made to severance insurance
  deposit fund                                           -        (1,558,921)         (413,598)
                                             -------------   ---------------    --------------
Balance, end of period                       W   3,798,552   W     2,326,709    W    2,332,473
                                             =============   ===============    ==============

     Payments made to the severance insurance deposit fund is used to reduce the Company's accrued severance benefit liabilities. As of December 31, 2002, the amount placed to the severance insurance deposit fund was 14.88% of the Company's total severance benefit liability. The beneficiaries of the severance insurance deposit are the Company's employees.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

20.  Commitments and Contingencies :

     The Company has provided total of 4 blank checks and total of 6 promissory notes as of December 31, 2002 to KDB Capital, Woori Investment Bank, LG Card, Woori Bank and Jeil Mutaul Saving as collateral.

     In 1997, the Company entered into a three-year Internet System License Agreement with Microsoft to provide Microsoft Internet System License and technical support to the Company. In accordance with the agreement, until 2000, the Company has paid Microsoft a percentage of the gross monthly subscriber fees resulting from the Company's broadband Internet services. In late 2000, the Company renewed the agreement and modified the terms whereby, effective 2001, the Company shall pay Microsoft a certain fixed amount per the Company's number of subscribers. This agreement is automatically renewed unless cancelled by either the Company or Microsoft within six months of the initial term of the agreement which expires in November 2003. During 2001 and 2002, the Company paid W4,039,188 and W3,586,314, respectively, under this agreement.

     In June 1997, the Company entered into a long-term agreement with Korea Electric Power Corporation ( "KEPCO ") under which the Company utilizes KEPCO's network infrastructure, including KEPCO's fiber optic network and other ancillary facilities (such as telecommunications ducts, electric poles, and installation space in buildings). In early 2000, the long-term agreement with KEPCO related to fiber optic network and ancillary facilities excluding electric poles was transferred to Powercomm to provide leasing of network lines owned by KEPCO. The Company pays a usage-based fee equal to a fixed percentage of the Company's monthly enterprise network services revenues for the use of the fiber optic network and certain other usage-based fees for the use of the ancillary facilities. The agreements with KEPCO and Powercomm are automatically renewed unless cancelled by either the Company, KEPCO or Powercomm. In January 2001, the Company entered into an agreement with Powercomm, under which the Company agreed to pay a monthly minimum usage fee for the Company's use of Powercomm's line facilities and dark fiber and to pay a part of the lease fees requested by Powercomm in settlement of the disagreement. This agreement also supplements the Agreement Concerning Provision of Facilities dated June 1997, an earlier agreement with Powercomm concerning Powercomm's provision of line facilities and dark fiber. Under this supplemental agreement, the Company agreed to lease Powercomm's line facilities and dark fiber for a minimum period of three years from the date on which we commence using those line facilities or dark fiber. The Company must pay a monthly usage fee which is determined based on the length and the bandwidth of line facilities and the number of dark fibers used by the Company during the relevant month. The fee and term provisions became effective retroactively from July 2000.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

20.  Commitments and Contingencies, Continued :

     In March 1999, the Company entered into an agreement with KEPCO to lease the HFC Network for 3 years for lease payments equal to a fixed percentage of certain broadband Internet services revenue. The agreement was transferred to Powercomm in early 2000. Under certain conditions, this agreement can be terminated by either party prior to its expiration. In January 2001, the Company entered into an agreement with Powercomm on the provision of HFC network which supplements an earlier agreement concerning cable television network use dated March 1999. Under this supplemental agreement, Powercomm agreed to provide HFC network in those areas where the Company does not have an exclusive marketing agreement with a system operator. The Company have agreed that Powercomm will provide its cable television transmission network to a number of Internet service providers using the other frequency range of the cable television transmission network in an area where the Company provides value added services using specific frequency range of Powercomm's cable television transmission network, and Powercomm must allow the Company to participate in such project. With regard to the fees for the use of the cable television transmission network, the Company guaranteed to Powercomm the minimum monthly usage fees per subscriber from January 1, 2001. In February 2001, the Company entered into an agreement for the supply and use of network facilities of Powercomm in its multi-ISP areas. The network facilities include cable television electrical transmission network, HFC network, cable modem termination system, dynamic host configuration protocol servers and fiber optic gigabit switch. The period of this agreement is three years from February 27, 2001 and shall be extended for another three years unless a party demands to terminate or amend this agreement in writing. Under this agreement, the Company should pay a fixed amount of basic fees depending on the area, and monthly fees per subscribers. During 2000, 2001 and 2002, the Company paid W18,013,609, W40,266,765 and W53,215,960, respectively, under these agreements.

     In January 2001, the Company entered into another agreement with Powercomm, which supplements the Agreement Concerning Provision of Facilities dated June 1997 and the Agreement on Provision of Line Facilities and Dark Fiber dated January 2001. Under this agreement, Powercomm and the Company agreed that the period applicable for the minimum usage fees guaranteed to Powercomm under the agreement on the provision of line facilities and dark fiber shall be from July 1, 2000 to June 30, 2002. The minimum usage fees applicable thereafter shall be determined by the parties by June 30, 2002. During 2000, 2001 and 2002, the Company paid W43,915,310, W62,678,785 and
     W29,640,633, respectively, under these agreements.

     On August 6, 2002, the Company sold HFC lease-line to Powercomm. According to the sales contract, if the Company leases back the lines, it must exclusively lease lines from Powercomm only, for next ten years.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

20.  Commitments and Contingencies, Continued :

     On October 28, 2002, the Company disposed of its enterprise network service business to SK Global. According to the contract, the Company is liable for any lawsuit or claims for damages relate to period prior to the final contract date. Also, in relation to the usage of transmission and communications equipment of KEPCO without permission, the Company is jointly responsible with SK Global for repair and maintenance expenses upon request from KEPCO until December 31, 2003. If the Company leases back the lines, it must exclusively lease lines from SK Global and its affiliates.

     In October 1999 and in January 2000, the Company entered into agreements with GNG Networks and SK Telecom Co., Ltd., respectively, to lease dark fiber for lease payments based on usage. During 2000, 2001 and 2002, the Company paid W2,632,855, W3,421,665 and W2,455,583, respectively, under such leases.

     In 1998, the Company entered into an agreement with Dacom Corporation and in 2000, the Company entered into agreements with Onse Telecom and MCI Com to lease international private leased circuit for fixed monthly payments. In 2001, the Company entered into an agreement with Naray Telecom to lease international private leased circuit for fixed monthly payments. During 2000, 2001 and 2002, the Company paid a total of W18,227,138 W29,478,025 and W28,626,531, respectively, under such leases.

     The following is a schedule by years of future minimum lease payments required under the agreements described above with Powercomm, KEPCO, SK Telecom Co., Ltd., Dacom Corporation, Onse Telecom and MCI which have initial or remaining non-cancelable terms in excess of one year as of December 31, 2002:

Years ending December 31,                 Amounts
-------------------------             --------------
          2003                        W   70,357,090
          2004                            50,952,840
          2005                            41,346,547
          2006                             9,997,377
                                      --------------
                                      W  172,653,854
                                      ==============

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

20.  Commitments and Contingencies, Continued :

     The Company has a commitment to make payments to the Ministry of Information and Communication ("MIC") for research and development of an amount equal to 1.8% for 2000 and changed to 1% for 2001 of enterprise network services revenues. Such payments amounting to W883,563 and W651,581 for the years ended December 31, 2000 and 2001, respectively and none for 2002, are included in operating costs. In addition, the Company submitted a business plan as part of its license application, committing that certain amount of research and development expenditures would be made annually. To date, the Company has not made all of the research and development expenditures included in that business plan, and the MIC has not required the Company to make all of the expenditures up to the amount included in the business plan. As a result of the Company's noncompliance with the terms of the license application, the MIC may cancel the license or suspend all or part of its enterprise network business. However, management believes that it is unlikely for the MIC to take actions that would have a material adverse effect on the Company. Additionally, management believes that the MIC is unlikely to take any action without prior discussions with management, consideration of the Company's performance and adequate advance notice.

     As of December 31, 2002 the Company is a defendant in eight related lawsuits including one class action and the lawsuits seek approximately W1,060,490 and US$8,679,073 in total damages. Subsequent to December 31, 2002, the Company is a defendant of in additional eight lawsuits claiming damages W2,027,423 in total damages. These lawsuits are currently pending before the court and the outcome cannot presently be determined.

     The Company has provided financial guarantees for its related parties to enhance their credit standings. They represent irrevocable assurance that the Company will make payment in the event that its related parties fail to fulfill their obligations to third parties.

     The table below summarizes the Company's guarantees under FIN 45 at December 31, 2002.

                                                                              Amount of        Maximum
                                                                  Total      Recourse or      Potential
                                Expire within   Expire After      Amount     Collateral       Amount of
(In thousands of Won)             One Year        One Year     Outstanding       Held      Future Payments
                                -------------   ------------   ------------  -----------   ---------------
Financial guarantees            W   2,549,739   W    161,010   W  2,710,749  W         -   W     2,710,749
                                =============   ============   ============  ===========   ===============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

21.  Gain from Issuance of Stock by Subsidiaries :

     In 2001, the Company's ownership interest in Korea.com Communications decreased from 100% to 91.95% and a result of the issuance of new shares by the subsidiary in which the Company did not purchase. In accordance with SEC Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock of a Subsidiary", the Company recorded a gain in the amount of W216,745 as additional paid-in capital in the consolidated statement of stockholders' equity and comprehensive income (loss) for the year ended December 31, 2001.

22.  Income Taxes :

     The components of income tax expense attributable to loss before provision for income taxes and extraordinary item for the years ended December 31, 2000, 2001 and 2002 are summarized as follows :

                                                  2000           2001             2002
                                             -------------   ------------    -------------
Current :                                    W     582,191   W          -    W     131,363
Deferred :                                               -              -                -
                                             -------------   ------------    -------------
Total                                              582,191              -          131,363
Income tax(benefit) allocated to
   discontinued operation                                -     (2,677,743)               -
Income tax(benefit) allocated to
   disposition of discontinued
   operation                                           -        2,677,743                -

                                             -------------   ------------    -------------
Continuing operation                         W     582,191   W          -    W     131,363
                                             =============   ============    =============

     The Company is subject to a number of taxes based upon earnings which results in the following normal tax rates :


Taxable earnings         Rates
----------------         -----
Up to W 100,000          16.5%
Over  W 100,000          29.7%

     The Company incurs income tax liabilities based on taxable income determined in accordance with Korean generally accepted accounting principles and tax laws. The tax provision included in these financial statements reflect current tax expense and deferred taxes under the provisions of US GAAP SFAS No. 109, "Accounting for Income Taxes".

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

22.  Income Taxes, Continued :

     The statutory tax rate, applicable to the Company for 2000 and 2001 was approximately 30.8% and for 2002 it was applied approximately 29.7%. The reconciliation from income taxes calculated using the statutory tax rate to the effective tax rate for each of the periods is as follows :

                                                     2000             2001             2002
                                                -------------    -------------    -------------
Taxes at Korean statutory tax rate              W (73,827,157)   W (78,128,683)   W(129,522,428)
Permanent differences                               2,059,565       15,584,881        7,730,524
Tax benefits not recognized in current period      71,767,592       57,751,096      121,923,267
Effect of change in tax rate                                -        4,792,706                -
Special tax levied to gains on sale
   of certain property                                582,191                -                -
                                                -------------    -------------    -------------
Total income tax provision                      W     582,191    W           -    W     131,363
                                                =============    =============    =============

     The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2002 and a description of the financial statement items that created these differences are as follows :

                                             2001           2002
                                         ------------   ------------
Deferred tax assets:
   Accounts receivable                  W   2,156,367  W  18,513,314
   Short-term and long-term loans             166,820         31,702
   Investment securities                   51,468,313     31,806,742
   Property and equipment                     535,962      2,115,313
   Software                                   612,452      1,010,853
   Deferred installation revenue            5,117,869      4,757,765
   Retirement and severance benefits          325,856        362,525
   Accrued expenses                         2,663,625      4,857,237
   Short-term and long-term borrowings              -        848,642
   MS option                                4,645,952              -
   Net operation loss carryforward        129,403,061    171,246,667
   Tax credit                              29,070,122     29,070,122
   Others                                     997,361      1,721,581
                                        -------------  -------------
             Total deferred tax assets  W 227,163,760  W 266,342,463
                                        -------------  -------------

 Continued;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

22.  Income Taxes, Continued :

                                                 2001             2002
                                            -------------    -------------
Deferred tax liabilities:
   Accrued income                           W    (187,639)   W    (106,022)
   Deferred installation costs                 (5,117,869)      (4,757,765)
   Leased line license                         (4,564,890)               -
   Short-term and long-term debts              (4,708,290)               -
   Advance receipts                           (25,752,746)               -
   Long-term advance receipts                 (47,283,161)               -
   Others                                               -           (6,244)
                                            -------------    -------------
           Total deferred tax liabilities     (87,614,595)      (4,870,031)
                                            -------------    -------------
Deferred tax assets(liabilities)
  before valuation allowance                  139,549,165      261,472,432
Valuation allowance                          (139,549,165)    (261,472,432)
                                            -------------    -------------
Net deferred tax assets(liabilities)        W           -    W           -
                                            =============    =============

     At December 31, 2002, the Company had W576,588,105 of net operating loss carryforwards("NOLs") available to offset future taxable income. These losses expire in the periods ranging from 2003 to 2007. Also, the Company has a tax credit in the amount of W29,070,122, a credit against the Company's income tax liability which was generated in 1999 and 2000, based on investments in certain equipment and development costs incurred. Since the Company did not have a tax liability in 2000, 2001 or 2002, this credit generated in 1999 and 2000 can be carried forward from 4 to 7 years from the occurrence.

     Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether the Company is able to generate sufficient profits to offset their tax losses prior to the expiration of prior year NOLs. Accordingly, a valuation allowance totaling 139,549 million Won and 261,472 million Won in 2001 and 2002, respectively, was established for deferred income tax assets that may not be realized.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

23.  Stockholders' Equity :

     In January and December of 2001, the Company issued an additional 26,048,000 and 4,634,909 shares of common stock for total cash consideration of W64,744,349 and W12,690,381, respectively.

     In February of 2002, the Company issued an additional 52,096,000 common shares upon exercise of warrants by Softbank, Tri-Gem and Naray (Note 16).

     In August of 2002, the Company issued an additional 78,169,014 common shares at 1,136 Won per share by means of converting bonds with warrants into common shares (Note 16).

     In November of 2002, the Company authorized a three-for-one reverse stock split, as a result, the Company decreased from 232,905,781 common stock issued and outstanding to 77,635,260 and decreased from W582,264,453 common stock at par value to W194,088,150. In the consolidated financial statements, number of shares, per share amounts, and stock option data have been adjusted by the effect of reverse stock split.

     In August 2002, the Company acquired 1,289,259 shares of common stock for W1,126,812. After the three-for-one reverse stock split, the Company decrease its treasury stock to 429,753 shares. Subsequently, the Company acquired an additional 6,349 shares of common stock for W16,647. At December 31, 2002, the Company held 436,102 shares of treasury stock.

     At December 31, 2001 and 2002, the Company has 400,000,000 authorized shares, consisting of voting common shares and voting preferred shares of 2,500 Won at par value. Under its articles of incorporation, the Company may issue up to 40,000,000 non-voting preferred shares. There were no non-voting preferred shares outstanding as of December 31, 2001 and 2002.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

24.  Stock-Based Compensation :

     Stock Option Plan -

     The Company has a stock option plan (the "Plan") pursuant to which the Company may grant options to certain qualified officers and employees. In accordance with the Plan prior to March 2000, stock options were granted with a minimum exercise price equal to the three-month average market closing price of the Company's shares prior to the shareholders' meeting at which the grant of options was approved. The Plan was modified in March 2000 pursuant to which stock options were granted with a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market share price for the two-month period prior to the date on which the stock options were granted, (ii) the weighted average of the daily market share price for the one-month period prior to such date and (iii) the weighted average of the daily market share price for the one-week period prior to such date. When new shares are issued upon the exercise of stock options, the option exercise price shall not be less than the par value of the Company's shares. Under the terms of the Plan prior to March 2000, the options vest at the end of the third year from the date of grant and are exercisable for a period of 7 years from the date they become vested. Options granted under the modified terms of the Plan effective March 2000, vest at the end of the second year from the date of grant and are exercisable beginning after the end of the third year from the date of grant for a period of 7 years from the date they become exercisable. The maximum aggregate number of shares available for issuance under the Plan shall not exceed 10% of the total number of the Company's shares outstanding.

     On March 24, 2000, the Company granted options for up to 556,667 common shares to certain of its executive officers, directors and employees. The exercise price of the options granted were 145,200 Won per share. The options will vest on March 25, 2002 and are exercisable from March 25, 2003 until March 24, 2010.

     On March 27, 2001, the Company granted options for up to 902,333 common shares to certain of its executive officers, directors and employees. The exercise price of the options granted were 21,600 Won per share. The options will vest on March 28, 2003 and will become exercisable from March 28, 2004 until March 27, 2011.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

24.  Stock-Based Compensation, Continued :

     Stock Option Plan, Continued -

     A summary of changes in number of options outstanding during 2001 and 2002 is as follows. The following number of options and exercise price of stock option have been adjusted by the effect of reverse stock split (exercise prices are in Won) :

                                                                              2001                           2002
                                                                 ----------------------------    ---------------------------
                                                                    Number        Weighted         Number        Weighted
                                                                      of           average           of          average
                                                                   options     exercise price     options     exercise price
                                                                 ----------    --------------    ---------   ---------------
Options outstanding, beginning of year                            1,554,167    W       89,985    2,393,167   W        36,840
Options granted                                                     902,333            21,600            -                 -
Options forfeited                                                   (63,333)          (37,062)    (422,000)          (21,600)
                                                                 ----------    --------------    ---------   ---------------
Options outstanding, end of year                                  2,393,167    W       36,840    1,971,167   W        40,101
                                                                 ==========    ==============    =========   ===============

     The following table shows exercise prices and remaining contractual lives of stock options outstanding as of December 31, 2002 (exercise prices are in Won).

                      Number of options         Remaining
Exercise price           outstanding        contractual life
---------------       -----------------     ----------------
W       21,600                1,264,834        8.24 years
        63,384                  621,000        6.64 years
       145,200                   85,333        7.24 years
---------------       -----------------     ----------------
W       40,101                1,971,167        7.70 years
===============       =================     ================

     Compensation expense of W2,943,565, W2,482,411 and W124,818 attributable to stock options is included in the Company's consolidated results of operations for the years ended December 31, 2000, 2001 and 2002, respectively.

     On March 27, 2001, 420,667 stock options out of 1,163,333 stock options granted on August 20, 1999 and 410,500 stock options out of 556,667 stock options granted on March 24, 2000 were modified. The exercise price was reduced to 21,600 Won per share and the vesting date was modified to two years after the re-measurement date and are exercisable beginning after the end of the third year from the re-measurement date for a period of 7 years from the date they become exercisable.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

24.  Stock-Based Compensation, Continued :

     Pro Forma and Fair Value Disclosures -

     Had compensation expense for the Company's stock options been recognized based on the fair value of the options on the grant date under the methodology prescribed by SFAS 123, using an option pricing model intended to estimate the fair value of the awards at the grant date, the Company's net loss and loss per share amounts for the years ended December 31, 2001 and 2002, would have been impacted as shown in the following table (in thousands, except per share amounts).

                                         2000             2001             2002
                                    -------------    -------------    -------------
Net loss:
    As reported                     W(240,083,873)   W(263,059,536)   W(436,102,452)
    Pro forma                        (259,174,465)    (257,131,620)    (437,464,846)
Loss per share-basic and diluted:
    As reported                           (10,009)          (8,182)          (7,576)
    Pro forma                             (10,806)          (7,998)          (7,600)

     Solely for purposes of providing the disclosures required by SFAS No. 123, the fair value of each option granted is estimated on the date of grant using the Black Scholes option-pricing model using the following assumptions :

                                         2000         2001
                                       -------       -------
Expected life of option                3 years       3 years
Risk free interest rate                  9.03%         5.72%
Expected volatility                     65.91%        75.72%
Expected dividend yield                  0.00%         0.00%

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

24.  Stock-Based Compensation, Continued :

     Pro Forma and Fair Value Disclosures, Continued -

     The fair values of options granted during 2000 and 2001 are as follows (in thousands, except number of options and per option amounts) :

                                              2000          2001
                                          -----------   -----------
Fair value of each option granted        W    85,686   W      3,279
Total number of options granted               146,166     1,733,500
Total fair value of all options granted  W 12,524,437  W  5,684,147

25.  Loss Per Share :

     Loss per share for years ended December 31, 2000, 2001 and 2002 were calculated as follows :

     Basic(Diluted) Loss per Share -

                                                 2000             2001             2002
                                            -------------    -------------    -------------
Basic(Diluted) Net Loss Per Share :
   Loss from continuing operation           W(183,910,299)   W(195,023,783)   W(191,556,881)
   Net loss from discontinued operation       (56,173,574)     (68,035,753)    (115,734,794)

   Extraordinary item                                   -                -     (128,810,777)
                                            -------------    -------------    -------------
   Net loss attributable to common shares   W(240,083,873)   W(263,059,536)   W(436,102,452)
                                            =============    =============    =============
   Weighted average number of common
      shares outstanding                       23,985,953       32,150,106       57,563,294
Net Loss Per Share :
   Loss from continuing operation           W      (7,667)   W      (6,066)   W      (3,328)
   Net loss from discontinued operation            (2,342)          (2,116)          (2,010)
   Extraordinary item                                   -                -           (2,238)
                                            -------------    -------------    -------------
Basic (diluted) net loss per share          W     (10,009)   W      (8,182)   W      (7,576)
                                            =============    =============    =============

     Dilutive securities -

     Convertible bonds, bonds with warrants and stock options were not included in computing diluted loss per share as followings in 2000, 2001 and 2002, respectively, because their effects were antidilutive.

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

26.  Loss on cancellation of contract :

     The Company entered into an agreement with Onsetel. Co., Ltd. on March 29, 2000 regarding the exclusive use of certain broadband capacity via an international transoceanic fiber optic cable. The contract was cancelled by the Company in May 2001 and W28,330,184 was recorded as a loss on cancellation of contract under operating expenses.

27.  Research and Development Costs :

     The Company records all research and development costs to expense as incurred. The Company incurred research and development costs of W3,975,521, W1,711,116 and W2,073,223 for the years ended December 31,
     2000, 2001 and 2002, respectively.

28.  Advertising Costs :

     Advertising costs, amounting to W25,828,562, W12,920,775 and W10,886,767 for the years ended December 31, 2000, 2001 and 2002, respectively, were expensed as incurred.

29.  Interest Capitalization :

     The Company capitalizes interest costs on borrowings with respect to property and equipment during the construction period. Interest capitalization for the years ended December 31, 2000, 2001 and 2002 were as follows:

                               2000             2001             2002
                          -------------    -------------    -------------
Total interest incurred   W  63,832,176    W 116,863,721    W 102,342,606
Charged to expense          (49,245,283)    (112,346,167)     (98,793,266)
                          -------------    -------------    -------------
Interest capitalized      W  14,586,893    W   4,517,554    W   3,549,340
                          =============    =============    =============

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

30.  Related Party Transactions :

     The following are major balances and transactions with related parties as of and for the years ended December 31, 2000, 2001 and 2002, respectively.

                                                 2000          2001          2002
                                             -----------   -----------   -----------
Trigem Computer, Inc. :
     Revenues                                W    75,215   W   129,539   W   384,867
     Purchase of property and equipment       26,846,296             -             -
     Accounts payable                         15,804,996     6,938,579       228,719
     Short-term borrowings                    55,000,000             -             -
     Interest expenses                                 -     1,640,660     2,321,413
     Accounts receivable                               -        32,301       411,671
     Other receivables                                 -        15,556        58,344
     Other long-term liabilities                       -       196,174             -
     Accrued expenses                                  -     1,628,739             -
     Bonds                                             -    76,901,803             -

TG Ubase Inc. :
     Disposition of property and equipment     5,660,649             -             -
     Accounts receivable                               -        23,114        98,059
     Commission expense                        6,419,921    39,731,321    36,530,195
     Other receivables                         6,226,714       873,840     1,245,343
     Accounts payable                          5,416,491    14,029,492    13,740,615
     Revenues                                          -        49,157        77,114
     Interest income                                   -       542,985             -
     Other Assets                                      -     3,038,237     2,118,703

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

30.  Related Party Transactions, Continued :

                                              2000          2001          2002
                                          -----------   -----------   -----------
Thrunet Shopping Inc. :
     Revenues                             W   184,634   W   203,635   W         -
     Purchase of property and equipment       692,649             -             -
     Accounts payable                         217,918       431,912             -
     Accounts receivable                       45,131             -             -
     Other receivables                         10,220             -             -

Microsoft Corporation. :
     Commission expense                     6,073,632     5,820,271     2,763,419
     Accrued expenses                       4,792,662       564,340     3,445,251

Nowcom Co., Ltd. :
     Revenues                                 255,427     1,097,820       583,139
     Commission expense                     1,613,187             -     1,278,161
     Accounts receivable                            -             -        60,186
     Accounts payable                       1,358,798     3,062,294       460,436

Softbank. :
     Revenue                                        -             -       712,841
     Interest expenses                              -     1,235,718       995,500
     Accrued expenses                               -       658,423        54,538
     Bonds                                          -    92,757,690     7,097,527

Naray & Company Inc. :
     Interest expenses                              -     1,262,046     1,346,619
     Accrued expenses                               -     1,252,876             -
     Bonds                                          -    59,155,233             -
     Loans to others                                -             -    11,500,000

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

31.  Fair Value of Financial Instruments :

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counter parties or group of counter-parties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

     The estimated fair values of the Company's long-term debt and bonds at December 31, 2000, 2001 and 2002 are summarized as follows :

                                                       2000                            2001                        2002
                                            ---------------------------   ---------------------------   ---------------------------
                                               Carrying                     Carrying                      Carrying
                                                amount      Fair value       amount       Fair value       amount       Fair value
                                            ------------   ------------   ------------   ------------   ------------   ------------
Long-term debt, including current portion   W270,738,096   W270,734,182   W532,374,423   W529,947,602   W228,003,552   W227,951,759
Bonds                                        412,805,823    409,466,538    512,827,493    529,708,239    294,184,933    304,593,741

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

32.  Segment Information :

     The Company's reportable segments offer different products and services. The segments are managed separately based on the differences in products and services, technology and marketing strategies. Management evaluates the performance of each reportable segment based on financial information prepared in accordance with Korean GAAP. Such financial information is presented in the table below with reconciling adjustments to the Company's financial statements prepared in accordance with U.S.GAAP.

     In 1999, the Company had two reportable operating segments, enterprise network and broadband Internet.

     From December 1999 to April 2000, the Company acquired 7 cable television corporations. In addition, in September 2000, the Company launched a portal site called "Korea.com" which provides portal services such as content and advertising. Accordingly, the Company had four reportable operating segments for the year ended December 31, 2000 : enterprise network, broadband Internet, portal services and cable television.

     In 2001, the Company disposed of its entire cable television business. Consequently, the Company has three reporting segments for the year ended December 31, 2001 : enterprise network, broadband Internet, and portal services. The results of operations of the cable television business for 2000 and 2001 have been reclassified to discontinued operations.

     In 2002, the Company disposed of its enterprise network services business. Consequently, the Company has two reporting segments for the year ended December 31, 2002 : broadband Internet and portal services. The results of operations of the enterprise network services business for 2000, 2001 and 2002 have been reclassified to discontinued operations.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

32.  Segment Information, Continued:

     The following table provides information for each reportable operating segment for the years ended December 31, 2000, 2001and 2002.

                                           2000             2001             2002
                                      -------------    -------------    -------------
Revenues:
Broadband Internet                    W 153,767,527    W 360,887,492    W 425,570,101
Portal                                    3,015,457       12,633,710       16,678,961
                                      -------------    -------------    -------------

                                        156,782,984      373,521,202      442,249,062

Inter-segment revenues                   (5,862,817)     (12,728,603)     (20,837,761)
US GAAP adjustments                      (5,558,777)       7,818,383        2,870,192
                                      -------------    -------------    -------------

                                        145,361,390      368,610,982      424,281,493
                                      -------------    -------------    -------------

Operating costs:
Broadband Internet                      162,332,711      306,930,159      280,698,198
Portal                                    4,887,886       11,834,963       25,444,025
                                      -------------    -------------    -------------

                                        167,220,597      318,765,122      306,142,223

Inter-segment expenses                   (5,740,632)     (12,728,603)     (20,407,939)
US GAAP adjustments                     (11,644,876)        (619,593)         989,190
                                      -------------    -------------    -------------

                                        149,835,089      305,416,926      286,723,474
                                      -------------    -------------    -------------

Selling, general and administrative
expenses :
Broadband Internet                       51,473,839       50,042,876       41,335,580
Portal                                   15,556,913        3,313,316        2,029,455
                                      -------------    -------------    -------------

                                         67,030,752       53,356,192       43,365,035

Inter-segment expenses                     (122,185)               -                -
US GAAP adjustments                     (18,682,458)     (10,486,093)      (3,021,877)
                                      -------------    -------------    -------------

                                         48,226,109       42,870,099       40,343,158
                                      -------------    -------------    -------------

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

32.  Segment Information, Continued :

                                             2000             2001             2002
                                        -------------    -------------    -------------
Depreciation and amortization:
Broadband Internet                      W  53,745,468    W  94,329,956    W 108,160,523
Portal                                      2,531,211        8,227,510                -
                                        -------------    -------------    -------------

                                           56,276,679      102,557,466      108,160,523

Inter-segment expenses                              -                -          107,831
US GAAP adjustments                         4,488,680        4,468,262       (3,622,742)
                                        -------------    -------------    -------------

                                           60,765,359      107,025,728      104,645,612
                                        -------------    -------------    -------------

Impairment loss on intangible assets,
property and equipment:
Broadband Internet                                  -        1,088,086        5,501,878
Portal                                              -                -       20,464,920
                                        -------------    -------------    -------------

                                                             1,088,086       25,966,798

Inter-segment expenses                              -                -        1,294,422
US GAAP adjustments                                 -       22,628,823                -
                                        -------------    -------------    -------------

                                                    -       23,716,909       27,261,220
                                        -------------    -------------    -------------

Operating loss:
Broadband Internet                       (113,784,491)     (91,503,585)     (10,126,078)
Portal                                    (19,960,553)     (10,742,079)     (31,259,439)
                                        -------------    -------------    -------------

                                         (133,745,044)    (102,245,664)     (41,385,517)

Inter-segment expenses                              -                -       (1,832,075)
US GAAP adjustments                        20,279,877       (8,173,016)       8,525,621
                                        -------------    -------------    -------------

                                        W(113,465,167)   W(110,418,680)   W (34,691,971)
                                        -------------    -------------    -------------

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

32.  Segment Information, Continued :

                                                  2000             2001             2002
                                             -------------    -------------    -------------
Other income(expense) :
Interest income                              W   3,988,445    W   3,296,798    W   5,166,902
Interest expense                               (23,661,771)     (72,832,969)     (81,258,758)
Gain (loss) on foreign exchange
   ttransactions, net                           (1,319,568)      (3,869,804)       5,755,312
Gain (loss) on disposition of
   investments, net                              6,945,426       (3,164,154)        (965,096)
Impairment loss on investments                 (47,396,657)      (4,593,526)     (28,930,136)
Gain (loss) on disposition of property and
  equipment, net                                 2,071,979          311,814      (35,660,302)
Other, net                                        (785,387)       3,528,281      (17,468,502)
                                             -------------    -------------    -------------

                                               (60,157,533)     (77,323,560)    (153,360,580)
                                             -------------    -------------    -------------

Loss from continuing operations before
  taxes, equity in loss of affiliates and
  minority interest                          W(173,622,700)   W(187,742,240)   W(188,052,551)
                                             =============    =============    =============

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

32.  Segment Information, Continued :

     The inter-segment adjustments are due to the elimination of transactions between segments in consolidation. Under Korean GAAP, financial statements are prepared on a non-consolidated basis.

     The adjustments included in "US GAAP adjustments" are due to the reconciliation between Korean GAAP and U.S. GAAP. The remaining accounting policies of the segments are consistent with those policies described in
     Note 2 to the consolidated financial statements. Significant adjustments included in "US GAAP adjustments" in the above table resulted from the following:

     Revenues - The adjustments to revenues represent the difference in recognition of revenues between Korean GAAP and U.S. GAAP. Under Korean GAAP, revenues related to installation for activation of ongoing service are recognized upon origination of service to customers while such revenues are deferred and recognized over the expected customer retention period under U.S. GAAP.

     Operating costs - The adjustments to operating costs represent the difference in recognition of certain installation costs and classification of certain leases between Korean GAAP and U.S. GAAP. Certain installation costs are deferred and recognized over the expected customer retention period under U.S. GAAP while these costs are recognized upon origination of service to customers under Korean GAAP. Also, certain leases are accounted for as operating leases under Korean GAAP while such leases are treated as capital leases under U.S. GAAP.

     Selling, general and administrative expenses - The adjustments related to selling, general and administrative expenses resulted from employee stock options. Under Korean GAAP, the Company uses a fair value-based method of accounting for the stock options while the Company applies the intrinsic value-based method prescribed by APB No. 25 under U.S. GAAP.

     Depreciation and amortization - The adjustments related to depreciation and amortization resulted from the amortization period of certain software and the difference in recognition of assets such as MS option intangible asset and leased line license fee. The leased line license fee paid prior to inception of the Company was recorded as an intangible asset and amortized over 20 years under U.S. GAAP while under Korean GAAP, this item was not recognized for accounting purposes. Additionally, the Company has recorded amortization expense related to the income tax effect of the MS option intangible asset under U.S. GAAP while the income tax effect of this item was not recorded under Korean GAAP.

Continued ;

                             KOREA THRUNET CO., LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of Korean Won)

32.  Segment Information, Continued :

     The following table provides information for the Company's total assets by each reportable segment as of December 31, 2000, 2001 and 2002. The adjustments included in "US GAAP adjustments" are due to the reconciliation between Korean GAAP and U.S. GAAP. Significant adjustments included in "US GAAP adjustments" resulted from the leased line license which is recorded as an intangible asset under U.S. GAAP while it is not recognized for accounting purposes under Korean GAAP, the MS option intangible asset which is recorded net of its income tax effect for Korean GAAP purposes while it is recorded including its related income tax effect under U.S. GAAP, and impairment loss on investments for declines in value considered to be other-than-temporary, which was recognized under U.S. GAAP while it was not recognized for accounting purposes under Korean GAAP.

                            2000              2001               2002
                      ---------------   ---------------    ---------------
Broadband Internet    W   810,479,234   W   999,889,320    W   748,969,422
Enterprise Network        564,809,639       672,460,635                  -
Cable Television           24,334,455                 -                  -
Portal                     47,445,899        41,635,325         28,676,887
                      ---------------   ---------------    ---------------

                        1,447,069,227     1,713,985,280        777,646,309
US GAAP adjustments        14,375,727      (146,729,473)       (13,594,909)
                      ---------------   ---------------    ---------------

Total Assets          W 1,461,444,954   W 1,567,255,807    W   764,051,400
                      ===============   ===============    ===============