Form 20-F
period 2003-12-31
KOREA THRUNET CO LTD
filed 2004-07-15
CIK 1097714

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

For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from __________ or __________

Commission file number:  000-30374

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                          Name of each exchange
     Title of Each Class                                   on which registered
     -------------------                                  ---------------------
Class A common shares, par value Won 2,500 per share ............ N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A common shares, par value Won 2,500 per share .............. 77,635,260

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  X    No
             ---      ---
Indicate by check mark which financial statement item the registrant has selected to follow.

         Item 17      Item 18  X
                 ---          ---

                                TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
PART I.......................................................................................   2

   ITEM 1  -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........................   2
   ITEM 2  -- OFFER STATISTICS AND EXPECTED TIMETABLE........................................   2
   ITEM 3  -- KEY INFORMATION................................................................   2
   ITEM 4  -- INFORMATION ON THE COMPANY.....................................................  11
   ITEM 5  -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................  23

GENERAL......................................................................................  29

   ITEM 6  -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................  30
   ITEM 7  -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................  34
   ITEM 8  -- FINANCIAL INFORMATION..........................................................  36
   ITEM 9  -- THE OFFER AND LISTING..........................................................  40
   ITEM 10 -- ADDITIONAL INFORMATION.........................................................  42
   ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................  55
   ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................  55

PART II......................................................................................  56

   ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................  56
   ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...  56
   ITEM 15 -- CONTROLS AND PROCEDURES........................................................  56
   ITEM 16 -- [RESERVED].....................................................................  56

PART III.....................................................................................  58

   ITEM 17 -- FINANCIAL STATEMENTS...........................................................  58
   ITEM 18 -- FINANCIAL STATEMENTS...........................................................  58
   ITEM 19 -- EXHIBITS.......................................................................  58

                              CURRENCY TRANSLATION

    In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with U.S. GAAP for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003. Solely for the convenience of the reader, this annual report contains translations of certain Won amounts into Dollars at specified rates. All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2003, which was Won 1,192.0 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See "Item 3 -- Key Information -- Exchange Rates Information" for information regarding the rates of exchange between the Won and the Dollar. On June 30, 2003, the noon buying rate was Won 1,156.0 to US$1.00.

                           FORWARD-LOOKING INFORMATION

    We have made forward-looking statements in this annual report, all of which are subject to risks and uncertainties. Forward-looking statements contain information concerning our possible or assumed business success or future results of operations. Forward-looking statements include, but are not limited to, statements as to our expectations regarding:

  o        our future revenue opportunities;
  o        development by us or our competitors of new products or services;
  o        the future growth of our subscriber base;
  o our future expense levels, including sales and marketing and general and administrative expenses and amortization of goodwill and other intangibles;
  o        our future capital needs;
  o        future strategic partnerships or acquisitions; and
  o        future financial performance.

    When we use words such as "believe," "expect," "anticipate" or similar words, we are making forward-looking statements.

    We do not intend or assume any obligation to update these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3 -- Key Information -- Risk Factors" and elsewhere in this annual report.


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


                ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.


                            ITEM 3 -- KEY INFORMATION

A.  SELECTED FINANCIAL DATA

    The selected consolidated financial and other data set forth below should be read in conjunction with our consolidated financial statements as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003, including the notes thereto, and "Item 5--Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 2001, 2002 and 2003 and for the fiscal years ended December 31, 2001, 2002 and 2003 were audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm. The report of Samil PricewaterhouseCoopers on the consolidated financial statements as of and for the fiscal years ended December 31, 2001, 2002 and 2003 refers to the Company's filing of a voluntary petition for corporate reorganization in Korea and contains an explanatory paragraph regarding the existence of substantial doubt about the Company's ability to continue as a going concern as a result of the uncertainties inherent in the bankruptcy process and the Company's recurring losses from operations.

    In July 2001, our board of directors approved a plan to dispose of our cable television services business (which we had operated from January 2000). As a result, we disposed of our interest in seven companies, including six cable system operator subsidiaries, during 2001 and restated the results of operations of such disposed subsidiaries for 2000 and 2001 as discontinued operations in accordance with Accounting Principle Board Opinion No. 30. See Notes 1 and 5 to our consolidated financial statements for more details.

    In August 2002, our shareholders approved a plan to dispose of our enterprise network business (which we had operated from July 1997). As a result, we sold the assets related to our enterprise network services to SK Global Co., Ltd. (which subsequently changed its name to SK Networks Co., Ltd.) in October 2002 and restated the results of operations of such disposed business for 1999, 2000, 2001 and 2002 as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144. See Notes 1 and 5 to our consolidated financial statements for more details.


                                                                  YEARS ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                           1999           2000           2001            2002           2003            2003
                                     -------------   ------------    ------------  -------------     ----------      ----------
                                            (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                           AND PER SHARE, HOMES PASSED AND END USER DATA)
   CONSOLIDATED STATEMENTS OF
   OPERATIONS DATA:
   Revenues:
     Broadband Internet services.......   W 19,963      W 142,346       W 361,408      W 421,062       W393,600        $330,202
     Portal services...................         --          3,015           7,724          6,079          5,182           4,347
                                        ----------    -----------    ------------  -------------     ----------      ----------
                                            19,963        145,361         369,132        427,141        398,782         334,549
   Costs and expenses:
     Operating costs, excluding
       Depreciation and amortization:
       Broadband Internet..............     22,920        144,947         293,698        262,209        240,075         201,405
       Portal services.................        --           4,888          11,719         24,515         16,800          14,094
     Selling, general and
       administrative..................     17,131         48,226          43,040         65,004         48,150          40,395
     Depreciation and amortization.....     10,147         60,765         107,026        104,646        107,565          90,239
     Impairment loss on intangible
       assets, property and equipment..         --             --          23,717         27,261         56,324          47,252

                                                                  YEARS ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                           1999           2000           2001            2002           2003            2003
                                     -------------   ------------    ------------  -------------     ----------      ----------
                                            (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                           AND PER SHARE, HOMES PASSED AND END USER DATA)
     Loss (gain) on disposition of
       property and equipment, net.....         --         (2,072)           (312)        35,660          3,005           2,521
                                        ----------    -----------    ------------  -------------     ----------      ----------
                                            50,198        256,754         478,888        519,295        471,919         395,906
                                        ----------    -----------    ------------  -------------     ----------      ----------
       Operating loss..................    (30,235)      (111,393)       (109,756)       (92,154)       (73,137)        (61,357)

   Other income (deductions):
     Interest income...................      2,224          3,988           4,466          6,847          7,264           6,094
     Interest expense..................     (6,559)       (23,662)        (72,833)       (81,259)       (56,230)        (47,173)
     Gain (loss) on foreign
       exchange transactions, net......       (492)        (1,320)         (3,870)         5,755          1,285           1,078
     Gain (loss) on disposition of
       investments, net................         --          6,945          (3,164)          (965)         1,089             914
     Impairment loss on investments....         --        (47,397)         (4,593)       (28,930)        (1,165)           (977)
     Loss on retirement of bond........     (1,647)            --              --       (129,681)            --              --
     Gain on extinguishment of debt....         --             --              --            870          5,738           4,814
     Other, net........................        760           (785)          2,008          2,654           (112)            (94)
                                        ----------    -----------    ------------  -------------     ----------      ----------
                                            (5,714)       (62,231)        (77,986)      (224,709)       (42,131)        (35,344)
   Loss from continuing operations
      before taxes, equity in loss
      of affiliates and minority
      interest.........................    (35,949)      (173,624)       (187,742)      (316,863)      (115,268)        (96,701)
   Equity in loss of affiliates, net...         --         (9,902)         (8,357)        (6,215)        (5,501)         (4,615)
   Minority interest ..................         --            197           1,075          2,842           (230)           (193)
   Income tax expense (benefit)........     (4,775)           582             --             131             --              --
                                        ----------    -----------    ------------  -------------     ----------      ----------
   Net loss from continuing operations.  W (31,174)    W (183,911)     W (195,024)    W (320,367)    W (120,999)     $ (101,509)
                                        ==========    ===========    ============  =============     ==========      ==========
   Discontinued operations:
      Loss from discontinued
       operations......................     (6,453)       (56,174)        (74,052)       (51,960)            --              --
      Gain (loss) from disposals ......        --             --            6,016        (63,775)            --              --
                                        ----------    -----------    ------------  -------------     ----------      ----------
   Net income (loss) from
      discontinued operations .........     (6,453)       (56,174)        (68,036)      (115,735)            --              --
                                        ==========    ===========    ============  =============     ==========      ==========
   Net loss ...........................  W (37,627)    W (240,085)     W (263,060)    W (436,102)    W (120,999)     $ (101,509)
                                        ==========    ===========    ============  =============     ==========      ==========

   Weighted average number of
   shares outstanding(1)...............    462,414        599,648         803,753      1,439,082      1,929,979       1,929,979

   Basic and diluted loss from
    continuing operations per
    common share.......................     (1,596)        (7,667)       (242,642)      (222,619)       (62,694)         (52.60)

   Basic and diluted net income
    (loss) from discontinued
    operations per common share........       (349)        (2,342)         84,648        (80,423)            --              --

   Basic and diluted net loss per
    common share.......................  W  (2,034)    W  (10,009)     W (327,290)    W (303,042)    W  (62,694)     $   (52.60)
                                        ==========    ===========    ============  =============     ==========      ==========

   Cash dividends declared per
    share of common share .............         --             --              --             --             --              --
                                        ----------    -----------    ------------  -------------     ----------      ----------
   CONSOLIDATED BALANCE SHEET DATA:
   Cash and cash equivalents...........  W 190,125     W   39,443      W  156,526     W   55,226     W   53,946         $45,256
   Working capital.....................     42,086       (493,877)       (403,383)      (487,893)      (562,578)       (471,961)
   Total assets........................    976,867      1,458,725       1,567,256        764,051        530,704         445,221
   Net assets..........................    528,346        167,322         142,971        (80,608)      (204,395)       (171,473)
   Bonds...............................    125,278        412,806         335,383        133,942         16,050          13,455
   Long-term debt, excluding
   current portion.....................     93,122        238,865         377,732          1,863          1,615           1,355
   Common stock........................    179,895        179,895         256,602        194,088          4,852           4,071
   Total stockholders' equity..........    528,346        167,322         142,971        (80,608)      (204,395)       (171,472)

   OTHER DATA:
   Capital expenditures................  W 165,965     W  679,763      W  259,114     W   48,456     W   15,835      $   13,284
   Net cash provided (used) in
     operating activities..............    (28,166)       (35,067)        (35,841)        28,517        103,291          86,653
   Net cash provided (used) in
     investing activities..............   (268,108)      (724,892)       (213,219)       396,276         13,316          11,172

                                                                  YEARS ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                           1999           2000           2001            2002           2003            2003
                                     -------------   ------------    ------------  -------------     ----------      ----------
                                            (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                           AND PER SHARE, HOMES PASSED AND END USER DATA)
   Net cash provided (used) by
      financing activities.............    448,312        609,278         366,144      (526,093)       (117,887)        (98,899)
   EBITDA(2)...........................    (11,383)      (159,063)        (87,677)     (256,913)         35,532          29,809
   Homes passed(3).....................  3,900,000      6,500,000       8,300,000     8,500,000       8,500,000       8,500,000
   Broadband Internet end users........    134,740        760,822       1,312,248     1,301,620       1,293,364       1,293,364

----------

     (1) The weighted average number of shares outstanding for each of 1999, 2000, 2001, 2002 and 2003 has been adjusted for the three-for-one reverse stock split and the forty-for-one reverse stock split implemented by Thrunet in December 2002 and February 2004, respectively.

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

                                                           AT END           AVERAGE
                    YEAR ENDED DECEMBER 31,               OF PERIOD         RATE(1)          HIGH           LOW
                    -------------------------             ---------         --------       --------       --------
                                                                             (WON PER US$1.00)
                    1999.....................              W1,136.0         W1,187.7       W1,241.8       W1,124.5
                    2000.....................               1,267.0          1,140.0        1,267.0        1,105.5
                    2001.....................               1,313.5          1,293.4        1,369.0        1,234.0
                    2002.....................               1,186.3          1,242.0        1,332.0        1,160.6
                    2003.....................               1,192.0          1,193.0        1,262.0        1,146.0
                    2004 (through June 30)                  1,156.0          1,167.4        1,195.1        1,141.4

                                                                            AT END
                    MONTH ENDED                                            OF PERIOD          HIGH            LOW
                    -----------                                            ---------       ---------       ---------
                    January 2004.............                              W 1,174.0       W 1,195.1       W 1,172.0
                    February 2004............                                1,179.0         1,180.0         1,152.2
                    March 2004...............                                1,146.7         1,181.0         1,146.7
                    April 2004...............                                1,173.6         1,173.6         1,141.4
                    May 2004.................                                1,165.0         1,191.0         1,165.0
                    June 2004................                                1,156.0         1,164.8         1,150.0

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

RISKS RELATED TO OUR BUSINESS

WE HAVE COMMENCED REORGANIZATION PROCEEDINGS UNDER THE CORPORATE REORGANIZATION ACT OF KOREA.

    Due to the rapid expansion of our business and continued operating losses since our incorporation, we had significant debt and debt service obligations, which we failed to meet. As a result, on March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea and appointed a receiver to conduct and manage our business while we are in reorganization proceedings. On October 25, 2003, we submitted a draft plan of reorganization with the Seoul District Court, which was adopted by the interested parties and approved by the Seoul District Court on January 9, 2004. See "Item 4 -- Information on the Company -- History and Development of the Company -- Commencement of Reorganization Proceedings" for more information on the reorganization proceeding procedures.

    Pursuant to our reorganization plan, we also implemented a 100% capital reduction of the common shares held by our largest shareholders (TriGem Computer Inc. and its affiliates) without consideration and a reverse stock split of all our remaining issued and outstanding common shares in the ratio of 40:1. As a result, as of April 8, 2004, the total number of our outstanding shares was reduced to 842,994 shares from 77,635,260 shares. Also, all of our outstanding conversion rights on convertible bonds, warrants and stock options that had not been exercised as of the commencement of our reorganization proceedings were cancelled. See "Item 4 -- Information on the Company -- History and Development of the Company -- Capital Reduction and Reverse Stock Split" and "Item 4 -- Information on the Company -- History and Development of the Company -- Cancellation of Conversion Rights on Convertible Bonds, Warrants and Stock Options" for more information.

    Pursuant to the Corporate Reorganization Act of Korea, we received reorganization claims from our creditors. As of January 9, 2004, the aggregate amount of reorganization claims from our creditors which was accepted by us and approved by the court as valid claims was Won 637.5 billion, after excluding exempted claims of Won 7.5 billion. On June 1, 2004, according to our reorganization plan, valid reorganization claims of Won 34.8 billion held by our unsecured creditors were converted into our shares at Won 5,000 per share and as a result, we issued 6,958,806 new shares. Our reorganization plan also includes a repayment schedule for the remaining valid reorganization claims. However, we cannot assure that we will be able to satisfy all valid claims according to such repayment schedule. See "Item 4 -- Information on the Company -- History and Development of the Company -- Repayment of Reorganization Claims" for more information on our repayment plan for reorganization claims.

    We cannot assure that our reorganization plan will be successfully implemented or that we will be able to emerge from the reorganization proceedings as a going concern and not be forced to terminate or liquidate our operations. If we are liquidated, it would almost certainly result in (i) our creditors receiving less than 100% of the face value of their claims, and (ii) in the claims of our equity holders being cancelled in whole. In addition, during the reorganization proceedings, we would need court approval to take many actions out of the ordinary course, which could adversely impact our ability to manage the normal operations of the company and which would cause us to incur additional costs associated with the reorganization proceedings.

KOREA.COM COMMUNICATIONS CO., LTD., OUR SUBSIDIARY, ALSO COMMENCED REORGANIZATION PROCEEDINGS UNDER THE CORPORATE REORGANIZATION ACT OF KOREA.

    Since we established Korea.com Communications and transferred our Korea.com portal business to it in June 2001, Korea.com Communications has provided Korea.com portal services and other related services to its own and our subscribers. On April 1, 2003, the Bankruptcy Division of the Seoul District Court granted Korea.com Communications its petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. On October 15, 2003, the Second District Court approved Korea.com Communications' reorganization plan. Pursuant to its reorganization plan, we, as the largest shareholder of Korea.com, were subject to a 90% capital reduction without compensation on October 15, 2003. On December 2, 2003, Korea.com implemented a reverse stock split of all its remaining issued and outstanding common shares in the ratio of 10:1. We currently own 53.47% of the voting shares in Korea.com Communications. As of December 31, 2003, Korea.com Communications owed us approximately Won 3,938 million, including Won 2,487 million in loan payable and Won 1,451 million in accounts payable. We also provided guarantees in the amount of approximately Won 7,407 million for the repayment of certain short-term borrowings and long-term debt of Korea.com Communications. Korea.com Communications is subject to the same restrictions and procedures under the Corporate Reorganization Act of Korea as we are.

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

WE HAVE EXPERIENCED CONTINUING OPERATING LOSSES AND WE MAY INCUR ADDITIONAL LOSSES.

    We have incurred operating losses in each year since our incorporation. We incurred operating losses of Won 30.2 billion, Won 111.4 billion, Won 109.8 billion, Won 92.2 billion and Won 73.1 billion in 1999, 2000, 2001, 2002 and 2003, respectively. These operating losses resulted primarily from the significant infrastructure, marketing, technology and other costs incurred in the development of our services. In order to reduce our operating losses and eventually achieve operating income, we will need to continue to expand our end user base and increase our revenues. We cannot assure you that we will achieve the end user or revenue growth necessary to achieve or sustain operating income in the foreseeable future.

OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY MAY BE ADVERSELY AFFECTED BY A DECLINE IN PRICES FOR OUR SERVICES OR INSUFFICIENT EXPANSION OF OUR END USER BASE.

    The prices of communications services and products in general and Internet access fees in particular have fallen historically, and we expect them to continue to fall. In 2003, Internet access fees accounted for 98.7% of our revenues. We anticipate that competitive pressures to reduce Internet access fees will increase in the future. We have taken a number of steps to reduce our network infrastructure costs, including entering into a long term international bandwidth lease agreement and leasing dark fiber for our fiber optic backbone instead of leasing bandwidth capacity. However, we believe that in order to achieve and maintain profitability, we will need to continue to expand our end user base and maintain adequate pricing levels. We cannot assure you that we will be successful in further expanding our end user base or that prices for our services will not fall more sharply or at a faster rate than we anticipate. Failure to maintain adequate pricing levels or to achieve sufficient expansion of our end user base could have a material adverse effect on our revenues and the overall profitability of our business.

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

TERMINATION OR NON-RENEWAL OF OUR NETWORK INFRASTRUCTURE LEASES COULD RESULT IN INCREASED COSTS OR SUBSCRIBER LOSS.

    We lease ancillary facilities, including electric poles, ducts and nodes, from KEPCO. With respect to each pole, the ancillary facilities agreement has an automatically renewable one-year term beginning on the date on which we commence using such pole. We began leasing dark fiber for our fiber optic backbone from SK Telecom in January 2000 to replace, or make redundant, bandwidth capacity leased from Powercomm. Our current dark fiber lease with SK Telecom is effective until the end of 2006. We cannot provide any assurance that our ancillary facilities lease from KEPCO and our dark fiber lease from SK Telecom will be renewed on terms acceptable to us, if at all. Non-renewal or early termination of one or more of our network infrastructure leases could result in increased operating costs and constrain our data transmission capacity over portions of our fiber optic backbone.

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

CERTAIN OF OUR ASSETS ARE NOT INSURED AGAINST FIRE AND OTHER CASUALTY LOSSES.

    As of December 31, 2003, the book value of our property and equipment, net of accumulated depreciation, was Won 346 billion. As of the same date, our depreciable assets were insured against fire and other casualty losses only up to Won 246 billion, representing approximately 71% of the net book value of our property and equipment. Any damage to our uninsured assets or any damage to our assets in excess of the insurance coverage amount may have a material adverse effect on our business.

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

    Broadband Internet services. KT Corp. (previously known as Korea Telecom Corp.) and Hanaro Telecom, Inc. are our primary competitors in the broadband Internet services market in Korea. KT provides broadband Internet access services via asymmetric digital subscriber line, or ADSL. KT, the largest telephony services provider in Korea, has extensive telephone and fiber optic backbone networks throughout Korea and has significantly greater resources than we do. Currently, KT is the leading broadband Internet access services provider in Korea, with a market share of approximately 50.6% as of May 31, 2004. Hanaro Telecom provides ADSL and cable-based broadband Internet access services and had a market share of approximately 23.9% as of May 31, 2004. We had a market share of approximately 11.2% as of May 31, 2004.

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

ALTHOUGH WE HAVE IMPLEMENTED NETWORK SECURITY MEASURES, OUR NETWORK MAY BE SUSCEPTIBLE TO VIRUSES, BREAK-INS OR DISRUPTIONS.

    We have implemented many industry-standard security measures, such as limiting physical and network access to our servers and routers. Nonetheless, the infrastructure of our broadband Internet services network is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our subscribers or other Internet users. Computer viruses, break-ins or other problems could lead to the following problems:

     o    interruption, delays or cessation in service to our subscribers;

     o the security of confidential information stored in the computer systems of our subscribers could be jeopardized; and

     o    costly litigation.

Such problems could damage our reputation or reduce our ability to attract and retain subscribers.

WE ARE A PARTY TO LEGAL PROCEEDINGS ARISING FROM DISRUPTION IN THE INTERNET SERVICE CAUSED BY COMPUTER VIRUSES.

      On January 25, 2003, the Slammer Worm originating from countries such as the United States and Australia infected the MS SQL Server 2000 of the Microsoft Corporation and disrupted the Internet service between Microsoft and a number of Internet service providers, including us. As a result, numerous Internet users experienced outages on their email servers and websites. We are a party to two legal proceedings in relation to such outages. Such legal proceedings are currently pending in Seoul Central District Court. We do not expect that an unfavorable decision in the above legal proceedings will directly affect our financial condition, as the amount of damages are fairly small and the absence of class action lawsuits in Korean law will prevent an expansion of litigation. However, we are not certain whether the outcome of the above legal proceedings will be in our favor. If we lose, we may face additional legal actions based on similar grounds by other customers or Internet users, which could adversely affect our business, financial condition and results of operations. Furthermore, other computer viruses which we cannot control could result in Internet service disruptions in the future.

RISKS RELATED TO KOREA

THERE ARE UNIQUE ECONOMIC AND POLITICAL RISKS ASSOCIATED WITH INVESTING IN COMPANIES FROM KOREA.

    Recently there have been several adverse economic and political developments in and around Korea. Because all of our revenues are derived from services provided in Korea, these adverse developments may have a significant impact on the demand for our services and our operations.

    Korea's terms of trade have deteriorated since the second half of 2002 due to a rise in oil prices. Lower terms of trade indicate less net gain from exports. Domestic demand is also slowing down rapidly. However, a majority of the working population in Korea is employed in industries related to domestic demand, not export. The financial market is also unstable and the volatility of the domestic financial market is adversely affecting people's confidence in the economy. The Korean Stock Price index (KOSPI) prices fell 4.2% compared with the level at the beginning of this year. Furthermore, SK Global's accounting scandals and problems of credit card companies this year due to a high level of consumer debts have increased the pressure on the already volatile financial market. In addition, the Korean labor market experienced several labor disturbances in 2003, including the strike led by the Korean Cargo Workers Federation of the Korean Confederation of Trade Unions in May and August 2003.

    In addition to the negative effect of the worldwide recession and uncertainties surrounding the world economy, the confrontation with North Korea has been a constant source of tension in the Korean peninsula, which has and will affect the expectations, perceptions and status of the Korean economy. Recently, discussions between governments of Korea and the United States about withdrawing the American Forces stationed in Korea have become another factor of uncertainty affecting the Korean economy.

    In the political arena, the first half of 2004 was fraught with political controversy caused by President Roh Moo-Hyun's alleged breach of election laws, which eventually culminated in an impeachment of the President by Korea's National Assembly on March 12, 2004. President Roh's presidential powers were suspended for 64 days until the Korean Constitutional Court revoked the impeachment in May 2004.

    According to Standard and Poor's Rating Services, a division of McGraw-Hill Companies, Inc. and Moody's Investors Services, Inc., Korea's credit rating in respect of long-term foreign currency-denominated borrowing was A- and A3, respectively, in June 2004. There can be no assurance, however, that the Korean economy will not deteriorate in the future. Negative consequences of any or all of the above factors for the Korean economy and the economic and social environments in which we operate could be severe, and as a result, our business operations could be adversely affected.

NEW TELECOMMUNICATIONS LAWS AND REGULATIONS IN KOREA MAY LIMIT THE SERVICES WE CAN OFFER.

    Our business subjects us to varying degrees of regulation. The Ministry of Information and Communication exercises jurisdiction over all facilities of, and services offered by, Korean companies to the extent that they involve the provision of telecommunications services. We are unable to predict what laws or regulations may be adopted in the future or the impact such new laws or regulations may have on our business. We cannot assure you that new laws or regulations relating to Internet services will not have a material adverse effect on us.

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

EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, principally in Dollars, relate primarily to net settlements paid for certain equipment purchased from foreign suppliers. In 2003, we paid approximately US$0.3 million in foreign exchange payments. Foreign currency denominated liabilities, principally in Dollars, relate primarily to foreign currency denominated debt and vendor financing. At April 1, 2004, we had aggregate outstanding foreign currency denominated indebtedness of approximately US$22.6 million on a non-consolidated basis. As dividends on our shares, if any, will be declared in Won and converted into Dollars, any depreciation in the value of the Won relative to the Dollar will reduce the value of the dividends received by holders of our shares in the United States.

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

    The Broadcasting Law of Korea restricts foreign ownership of a network operator, including Thrunet. At present, foreign investors (including Korean companies in which foreigners hold 50% or more, or a foreigner is the largest shareholder of such companies) are not allowed to own in the aggregate more than 49% of the shares of any network operator. In the event that such foreign ownership restrictions are violated, the Ministry of Information and Communication may order corrective measures to be taken to bring the network operator into compliance.

    In light of the foregoing foreign ownership limitations, our ability to raise capital from foreign investors or foreign-invested Korean companies may be limited in the future.

                      ITEM 4 -- INFORMATION ON THE COMPANY

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

    On June 25, 2003, the first meeting of interested parties took place. The interested parties that participated in the meeting included our creditors and security holders. In the normal case, interested parties would also include the shareholders, however, the Corporate Reorganization Act of Korea provides that if a company's total liabilities exceeded its total assets at the commencement of the reorganization proceedings, the shareholders of such a company shall not have any voting rights. In our case, as our total liabilities exceeded our total assets at the commencement of our reorganization proceedings, only our creditors and security holders were permitted to vote in our meetings of interested parties.

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

    After the first meeting of interested parties, certain of additional reorganization claims filed by our creditors and security holders were accepted as valid claims and certain of claims were rejected by the receiver or satisfied and repaid upon court approval. As a result, as of January 9, 2004, the aggregate amount of valid reorganization claims from our creditors and security holders was Won 637.5 billion, after excluding exempted claims of Won 7.5 billion.

    On October 25, 2003, we submitted a draft plan of reorganization with the Seoul District Court. On November 28, 2003, the court held the second and third meetings of interested parties for the deliberation and acceptance of the draft plan of reorganization. However, certain major creditors including Korea Development Bank raised different opinions as to certain terms of the draft reorganization plan. Accordingly, the court adjourned the meeting until January 9, 2004, at which meeting our draft reorganization plan was adopted by the interested parties and approved by the Seoul District Court. The approved reorganization plan contains provisions for the operation of our company during the reorganization plan period ending in 2013 and a plan for our reorganization claims, including a repayment schedule for the reorganization claims, a capital reduction, a reverse stock split of our shares and a conversion of debt to equity. See "-- Repayment of Reorganization Claims", "-- Capital Reduction and Reverse Stock Split" and "-- Debt to Equity Conversion" below and "Item 8. Financial Information -- Significant Changes."

REPAYMENT OF REORGANIZATION CLAIMS

    As of January 9, 2004, the date on which our reorganization plan was approved by the court, the aggregate amount of our outstanding reorganization claims was Won 637.5 billion (excluding exempted claims of Won 7.5 billion), including Won 280.4 billion in secured claims and Won 357.1 billion in unsecured claims. According to the repayment schedule in our reorganization plan, part of unsecured claims was converted into our shares. See "-- Debt to Equity Conversion" below. Remaining claims will be repaid in full by the end of our reorganization plan period ending in 2013 over a repayment period ranging from five to nine years, in certain cases after a grace period of three to five years. See Note 2 to our consolidated financial statements for more details on our reorganization plan.

CAPITAL REDUCTION AND REVERSE STOCK SPLIT

    Following the Seoul District Court's approval of the reorganization plan on January 9, 2004, we implemented (a) a 100% capital reduction of the common shares held by our largest shareholders (TriGem Computer Inc. and its affiliates) without consideration and (b) a reverse stock split of all our remaining issued and outstanding common shares in the ratio of 40:1. As of April 8, 2004, the total number of our outstanding shares was reduced to 842,994 shares from 77,635,260 shares (representing a 98.9% reduction in the number of our total issued and outstanding shares).

CANCELLATION OF CONVERSION RIGHTS ON CONVERTIBLE BONDS, WARRANTS AND STOCK
OPTIONS

    As of March 27, 2003, we had outstanding conversion rights on convertible bonds, warrants and stock options to purchase a total of 29,723,724 shares, 28,532,198 shares and 1,398,244 shares, respectively, of our shares. According to our reorganization plan, all of outstanding conversion rights on convertible bonds, warrants and stock options that had not been exercised as of the commencement of our reorganization proceedings on March 27, 2003, were cancelled.

DEBT TO EQUITY CONVERSION

    On June 1, 2004, valid reorganization claims of Won 34.8 billion held by our unsecured creditors, including domestic financial institutes such as The Korea Development Bank and Kookmin Bank, was converted into our shares at Won 5,000 per share according to our reorganization plan. As a result, we issued 6,958,806 new shares. Currently, our largest shareholder is the Korea Development Bank, holding approximately 25% of our outstanding shares.

PUBLIC AUCTION TO FIND A NEW MAJOR SHAREHOLDER

    We or our business may be acquired by companies which plan to enter the broadband Internet access market. If only our business is acquired, we will be liquidated and cease to exit. Upon such liquidation, all of our assets, including the proceeds from the sale of our business, will be first allocated to satisfy our debts and other liabilities and the remaining assets, if any, will be distributed to our shareholders pursuant to the rules and regulations of the Commercial Law and Bankruptcy Act of Korea. If we are acquired and merged into an acquiring company, our shareholders may receive shares in the acquiring company, cash or other form of consideration, if any, for their equity holding in us.

    On May 19, 2003, we formed a consortium, which comprised of the Korea Development Bank, KPMG Financial Advisory Services Inc. and Daeryuk law firm to assist us in identifying strategic buyers. On August 25, 2003, we staged a public auction to find a new major shareholder. Hanaro Telecom, Inc. and Dacom Corporation had participated in the bid. However, the bidding failed due to, among other things, their low proposed acquisition fund amounts, uncertainty of their acquisition fund raising plans and the deficient acquisition abilities of the participants. We plan to continue our efforts to find a new major shareholder.

    Other significant developments of the Company include:

    o In August 1996, we received our Network Service Provider License from the Ministry of Information and Communication.
    o   In July 1997, we launched our leased line services.
    o   In July 1998, we launched our broadband Internet access services.
    o In September 1999, we were designated by the Ministry of Information and Communication as a network operator.
    o In November 1999, we successfully completed a global offering of our common shares on the Nasdaq National Market.
    o   In March 2000, we acquired the domain name Korea.com.
    o   In September 2000, we launched our Korea.com portal services.

    o In January 2001, we acquired a license for the International Private Leased Circuit Leasing Business from the Ministry of Information and Communication.
    o In January 2001, an investor consortium led by SB Thrunet Fund, L.P. (which subsequently transferred all of its assets including its equity interest in Thrunet to SB-Thrunet Pte. Ltd.), TriGem Computer Inc., and Naray & Company, Inc. acquired our common stock and bonds with warrants in the aggregate amount of US$250 million.
    o In June 2001, we established Korea.com Communications Co., Ltd., our subsidiary, and transferred our Korea.com portal business-related assets and employees to such subsidiary.
    o In July 2001, we sold a 55.6% equity interest in Korea Cable Television Haeundae Kijang Systems Co., Ltd.
    o In October 2001, we sold our controlling equity interests in Korea Cable Television Gumjung System, Co., Ltd., Korea Cable Television Seopusan Broadcasting Co., Ltd., Korea Nakdong Cable TV Co., Ltd. and Dongnam Cablevision Corporation.
    o In February 2002, SB-Thrunet, TriGem and Naray exercised their warrants to purchase 33,152,000, 7,104,000 and 11,840,000 shares, respectively, of our common stock at Won 2,500 per share.
    o In August 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion.
    o   In August 2002, we issued common shares in the aggregate amount of Won
        88.8 billion to TriGem and Naray, as a result of the conversion of their bonds into common stock in the amount of Won 59.2 billion and Won 29.6 billion, respectively.
    o In October 2002, we completed the sale of the assets related to our enterprise network services business to SK Global for Won 346.9 billion.
    o In December 2002, the total number of our outstanding shares was reduced to 77.63 million shares from 232.9 million shares as a result a reverse stock split of our common shares in the ratio of 3:1.
    o In March 2003, we filed a petition for a temporary stay order and a petition for commencement of reorganization proceedings with the Bankruptcy Division of the Seoul District Court, which was granted pursuant to the Corporate Reorganization Act of Korea. See "-- Commencement of Reorganization Proceedings" above.
    o In April 2003, we received a Nasdaq delisting determination indicating that the Panel has determined to delist our securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.
    o In July 2003, we surrendered our license for the international private leased circuit leasing business to the Ministry of Information and Communication.
    o In January 2004, our reorganization plan was approved by the Seoul District Court.
    o In January 2004, the total number of our outstanding shares was reduced to 35,001,813 shares from 77,635,260 shares as a result of a 100% capital reduction of our common shares held by our largest shareholders.
    o In February 2004, the total number of our outstanding shares was reduced to 875,045 shares from 35,001,813 shares as a result of a reverse stock split of our common shares in the ratio of 40:1.
    o In April 2004, the total number of our outstanding shares was reduced to 842,994 shares from 875,045 shares as a result of a 100% capital reduction of our common shares held by Naray, one of our largest shareholders.
    o In June 2004, we issued 6,958,806 new shares to certain of our unsecured creditors as a result of a debt to equity conversion. See "-- Debt to Equity Conversion" above.

    See "Item 5 -- Operating and Financial Review and Prospects "-- Liquidity and Capital Resources" for a description of our principal capital expenditures and our divestitures since our inception.

    During the last and current fiscal year, there have been no public takeover offers by third parties in respect of our shares, nor have we made any such offers in respect of another company's shares.

B.  BUSINESS OVERVIEW

     We are a major provider of broadband Internet access services in Korea. We had 1,295,811 paying end users as of May 31, 2004.

     We also provided enterprise network services in Korea from July 1997 until October 28, 2002, on which date we completed the sale of the assets related to our enterprise network services to SK Global. Our enterprise network services consisted primarily of leasing to corporate customers dedicated fiber optic lines for transmitting voice and data.

     For the fiscal years ended December 31, 2001, 2002 and 2003, we provided the following services:

    o 2001: broadband Internet services, enterprise networks services and portal services
    o 2002: broadband Internet services, enterprise networks services (until October 28, 2002) and portal services

    o   2003: broadband Internet services and portal services

     For the fiscal years ended December 31, 2001, 2002 and 2003, we had the following revenues(1):

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------
                                                                    (AMOUNTS IN MILLIONS OF WON)
             REVENUES:                                  2001                  2002                   2003
                                                     ----------            ----------             ----------
               Broadband Internet services.......     W 361,408             W 421,062              W 393,600
               Portal services...................         7,724                 6,079                  5,182
                                                     ----------            ----------             ----------
                  TOTAL                               W 369,132             W 427,141              W 398,782
                                                     ----------            ----------             ----------


    (1) Our operating results from continuing activities for 2000, 2001 and 2002 have been restated to exclude the operating results from the sold enterprise networks business.

     Our revenues decreased from Won 427.1 billion in 2002 to Won 398.8 billion in 2003. In 2003, we derived 98.7% of our revenues from broadband Internet services and 1.3% from portal services. Our revenues for the first quarter of 2004, on a non-consolidated and unaudited basis, were Won 92.2 billion, all of which were derived from broadband Internet services.

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

    NETWORK. On August 6, 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion. We have a lease back arrangement with Powercomm with respect to such HFC network for use in the operation of our broadband Internet business. As of May 31, 2004, our owned and leased broadband Internet services network passed approximately 8.5 million homes, representing approximately 58% of all Korean homes. The term "homes passed" refers to the number of homes that can be immediately connected to a cable system.

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

    As of May 31, 2003, the HFC network we have installed passed 1.1 million homes and the HFC networks we leased from Powercomm and system operator partners passed 5.0 million homes and 2.4 million homes, respectively. These HFC networks collectively comprise the largest HFC network in Korea that permits the two-way communication necessary to access the full range of broadband services. Currently, the majority of our broadband end users are linked to our network through Powercomm's HFC network.

    Currently, we provide the majority of our broadband Internet services in cooperation with regional cable system operators. We provide services in 74 of 77 system operator areas.


                           BROADBAND INTERNET SERVICES

PRODUCTS AND SERVICES

    We offer broadband Internet access services to residential subscribers for a monthly fee of Won 38,000 (US$31.88). Monthly service includes unlimited access time, a free Korea.com e-mail account with 100 megabytes of storage and Web browser software. Residential subscribers to our Thrunet Saver service agree to receive e-mail messages advertising Thrunet and other companies and are charged a monthly fee of Won 34,000 (US$28.52) for the same monthly services as our other broadband Internet services subscribers. We also provide Cable Lite service, which offers Internet access at a slightly slower speed than the speed of our usual broadband Internet services for a lower monthly fee of Won 28,000 (US$23.49). Our two-way

HFC system provides always-on access and does not require the use of a phone line to connect to the Internet. Therefore, subscribers who frequently access the Internet may enjoy significant savings, as local phone calls in Korea cost approximately Won 45 per three minutes. Almost all of our subscribers currently rent a cable modem from us. New subscribers are charged a monthly cable modem rental fee ranging from Won 3,000 (US$2.52) to Won 9,000 (US$7.55) depending on the duration of their service contracts.

    Depending on the service area, our installation companies, TG Ubase, the system operators, or Thrunet are responsible for installation of the cable modem. Regardless of the company installing the modem, residential subscribers pay an installation fee of Won 30,000 (US$25.17).

    We also provide broadband Internet access mainly to SOHOs and other commercial entities for a monthly fee of Won 58,000 (US$48.66) for two lines, Won 99,000 (US$83.05) for three lines and Won 20,000 (US$16.78) for each additional line. For some of our larger accounts, we offer special discount packages.

    We also offer ADSL services to residential customers. Our ADSL services offering targets densely populated residential areas such as apartment complexes. Our ADSL services subscribers pay a monthly subscription fee of Won 28,000 (US$23.49) and a modem rental fee ranging from Won 3,000 (US$2.52) to Won 9,000 (US$7.55) depending on the duration of their service contracts.

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

SALES AND MARKETING

    We market our broadband Internet services to residential and commercial subscribers throughout Korea. As of May 31, 2004, the total number of our residential and commercial end users was 1,295,811.

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

    Our promotional efforts focus on national television and newspaper advertisements. Our efforts to market our services and build our brand name also include the following:

    o   special promotions through various events, including concerts; and

    o joint marketing alliances with domestic financial institutions, retailers and e-commerce service providers.

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

CUSTOMER SERVICE AND TECHNICAL SUPPORT

    We have an agreement with TG Ubase to outsource our customer care and after-sales service functions. Currently, we outsource more than 608 customer service representatives from TG Ubase. These service representatives are available 24 hours per day, seven days per week to answer questions regarding broadband Internet services areas, fees, sign-up procedures, cable-modem questions and problems, basic computer and software configuration questions and other frequently asked questions. They also accept applications for our broadband Internet services and repair requests by telephone. We also provide customer support services through our sales and marketing department and handle problems referred by the call center agents.

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

     KT, Hanaro Telecom and Thrunet are the three major service providers in the Korean broadband Internet access market with a collective market share of approximately 85.7% as of May 31, 2004. KT, the largest telephony services provider in Korea, provides ADSL services through its own telephone network utilizing an extensive one way fiber optic backbone network and last-mile connections primarily consisting of copper lines. Currently, KT is the leading broadband Internet access services provider in Korea, with a market share of approximately 50.6% as of May 31, 2004. KT has been upgrading its last-mile connections and related facilities to provide ADSL services through its nationwide telephone network. Hanaro Telecom commenced providing cable-based Internet services in April 1999 and currently provides those services through system operators using Powercomm's HFC network and on its own HFC network. Hanaro Telecom offers services similar to our current offerings. Together with Hanaro Telecom, we utilize almost all of Powercomm's existing HFC network. Hanaro Telecom also provides ADSL services utilizing its own fiber optic network. As of May 31, 2004, approximately 39.6% of Hanaro Telecom's end users accessed their services through DSL connections. As of May 31, 2004, Hanaro had a market share of approximately 23.9% and we had a market share of approximately 11.2%. In addition to the three major service providers, Dreamline provides cable-based Internet services and ADSL services, and DACOM and Onsetel Co., Ltd. currently provide cable-based Internet services.

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

    We believe that we have the following advantages over our competitors:

    o wider coverage area than our cable-based broadband Internet access competitors; and

    o cable-based Internet access, which is more ideal for interactive multi-user content.


                                   SEASONALITY

    We do not encounter seasonal changes in demand for our services. For a description of factors that affect the demand for our services, see "Item 3 -- Key Information -- Risk Factors".

                                    LICENSES

    Pursuant to the Integrated Cable Broadcasting Law, we were designated by the Ministry of Information and Communication as a network operator in September 1999. As a network operator, we are permitted to install, operate and lease network facilities to system operators throughout Korea's 77 regions. No fees are required to be paid to the government of Korea in connection with such designation. Our designation as a network operator requires that we establish our transmission network in compliance with the technical standards set forth in
Article 25 of the Telecommunications Basic Law and obtain approval from the Ministry of Information and Communication prior to providing network facilities to system operators. As a licensed network provider until July 2003, we were not under any filing or licensing requirement imposed by the Government to engage in the delivery of our broadband Internet services.

    We held a perpetual license to operate leased line services on a nationwide basis in Korea. On October 15, 2002, we transferred this license to SK Global as part of the sale of our enterprise network services to SK Global, with the permission of the Ministry of Information and Communication.

    In April 2001, we acquired a license for the international private leased circuit leasing business from the Ministry of Information and Communication which allows us to secure international bandwidth and provide international private leased circuit facilities to customers for the transmission of voice, data and images via satellite or submarine cable in order to connect to communications facilities in other countries. In light of the competitive and unprofitable business environment for international leased line services, we do not intend to commence providing international leased line services in the near future. Accordingly, we surrendered this license to the Ministry of Information and Communication in July 2003. As a result, we ceased being a network service provider and registered with the Seoul Regional Communication Office as a value-added service provider to engage in the delivery of our broadband Internet services.

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

    Network service providers provide specified types of basic telecommunications services, including fixed-line and wireless telephony services, as licensed by the Ministry of Information and Communication, using their own telecommunications networks and transmission facilities. The telecommunications services provided by a network service provider may include local, domestic long distance and international telecommunications services, cellular services, PCS services, paging services, trunked radio system services and leased line services. In August 1996, we received a network service provider license to provide leased line services for an indefinite term, subject to compliance with the conditions set forth in the license. Currently, there are 33 network service providers in Korea.

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

    The Ministry of Information and Communication has the authority to recommend that network service providers provide contributions to a government-managed fund for the research and development of telecommunications technology and related projects. Network service providers whose basic telecommunication services revenue amount for the preceding year was more than Won 30 billion and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the annual total basic telecommunication services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year.

    A network service provider's license may be revoked by the Ministry of Information and Communication for grounds including fraud in obtaining the license, failure to perform in accordance with any conditions attached to the license, violation of the rules restricting ownership and control, failure to comply with general terms for its service either reported to or approved by the Ministry of Information and Communication, and violation of the Telecommunications Laws. If a network service provider wishes to cease its business or to be dissolved, such provider must obtain the approval of the Ministry of Information and Communication.

OBLIGATIONS TO SUPPLY UNIVERSAL SERVICES

    Starting in January 2000, all telecommunications service providers became obligated to contribute toward the supply of "universal" telecommunications services in Korea. Telecommunications service providers designated as "Universal Service Providers" by the Ministry of Information and Communications are required to provide certain universal telecommunications services such as local calling service, local public telephone service, telecommunications services for islands and wireless communication services for ships and fee reductions for the disabled and low income earners. The costs and losses of Universal Service Providers in connection with the universal telecommunications services rendered will be shared on an annual basis by network service providers as designated by the Ministry of Information and Communication, pro rata based on their respective annual revenue. In 2003, we were required to pay an estimated amount of Won
477.6 million for the costs and losses incurred in connection with the universal services provided, which amount was calculated based on our financial statements for the fiscal year 2002. Pursuant to our reorganization plan, such amount was classified as a unsecured account payable and will be paid to KT according to our repayment schedule until the end of 2005. Since we ceased being a network service provider as of July 2003, we are no longer designated as "Universal Service Provider".

KOREA COMMUNICATION COMMISSION

    In accordance with the Telecommunications Basic Law, the Korea Communication Commission was established within the Ministry of Information and Communication to promote fair competition in the telecommunications industry, protect the rights of users of telecommunications services and settle disputes between telecommunications service providers. In addition, the Korea Communication Commission is authorized to investigate matters with respect to the provision of telecommunications equipment among telecommunications service providers as well as the supply of information and to resolve disputes arising from agreements with respect thereto. Currently, the Korea Communication Commission is composed of seven commissioners appointed by the president of Korea.

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


C.   ORGANIZATIONAL STRUCTURE

     The following table lists information concerning our significant subsidiaries and affiliates as of December 31, 2003:


                                                                                                 PERCENTAGE OF OWNERSHIP
                                                                            JURISDICTION OF     AND VOTING INTEREST HELD
                    NAME                                                     INCORPORATION             BY THRUNET
     -----------------------------------                                    ---------------     ------------------------
     Ginam Broadcasting Comm.                                                    Korea                   24.36%
     Korea.com Communications Co., Ltd.                                          Korea                   53.47%
      TriGem Edunet, Inc.                                                        Korea                   27.59%
      Multiplus Limited(1)                                                       Korea                     5%
      ENS Securitization Limited(1)                                              Korea                      -

    ------------
    (1) The operations of Multiplus and ENS Securitization were included in our consolidated financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" due to the fact that each of the transactions with Multiplus and ENS Securitization, our special purpose entities, did not qualify as a true sale, thus the operations of the special purpose entities were consolidated under US GAAP. See "Item 5 -- Operating and Financial Review and Prospects -- Off-Balance Sheet Arrangements".


D.   PROPERTY, PLANTS AND EQUIPMENT

FACILITIES

     Our executive offices and administrative offices are located in Seocho-ku, Seoul. We acquired this building, which has an aggregate of 11,742 square meters of net usable space, in February 2000 and disposed of it in August 2002. We currently lease three of the building's 20 floors, with an aggregate of 3,764 square meters of net usable space. See "Item 10 -- Additional Information -- Material Contracts -- Sale and Purchase Agreement between Korea Real Estate Investment Co., Ltd. and CKR ABS Specialty L.L.C." and "-- Lease Agreement between CKR ABS Specialty L.L.C. and Korea Thrunet Co., Ltd." for a summary of the terms of such agreements.

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

    On August 6, 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion. We have a lease back arrangement with Powercomm with respect to such HFC network for use in the operation of our broadband Internet business. See "Item 10 -- Additional Information -- Material Contracts -- Asset Sale Agreement between Thrunet and Powercomm" and "-- Agreement on Provision of Transferred Facilities Agreement between Thrunet and Powercomm" for a summary of the terms of such agreements.

SHARED INFRASTRUCTURE

    BACKBONE. Our backbone network consists of bandwidth leased from Powercomm and SK Networks and dark fiber leased from SK Telecom and SK Networks. Our backbone network currently passes all major cities in Korea. Our backbone network currently supports speeds of up to 35 Gbps and is upgradable to a maximum capacity of 80 Gbps.

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

    METROPOLITAN LOOPS. We have deployed our metropolitan loops in Kangwon Province and six major cities, including Seoul, Incheon, Taejon, Kwangju, Taegu and Pusan, using fiber optic cables we lease from Powercomm and SK Networks. Our metropolitan loop network is a ring-type network and supports speeds of 2.5 Gbps.

    As of May 31, 2004, we have installed 25 units of DWDM equipment to establish four ring-type metropolitan DWDM networks in major metropolitan areas, including Seoul, Kyounggi and Incheon. Such ring-type metropolitan DWDM networks are designed to enhance network stability by directing data traffic to alternative routes in the event of unexpected network disconnection. By utilizing the DWDM technology, we can upgrade our metropolitan networks to a maximum capacity of 80 Gbps.

    NETWORK OPERATIONS CENTER. The network operations center located in Seoul use advanced network management tools and systems to monitor our network infrastructure on a 24 hour per day, seven days per week basis.

BROADBAND INTERNET SERVICES

    The following diagram shows the structure of our broadband Internet services network.

                           BROADBAND INTERNET NETWORK

                                     [CHART]

    DATA CENTERS. Our data center is located at our building in Seoul. To date, we have deployed regional data centers in Seoul, Pusan, Taejeon, Taegu, Incheon, Kwangju, Chonju and Wonju. The data centers act as service hubs for defined geographic areas, proactively managing network performance, replicating content and applications, and providing an economical infrastructure to cache and broadcast data throughout a region.

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

    Our HFC network currently passes approximately 8.5 million homes. Our HFC network consists of a HFC network we lease from Powercomm, covering a total of
5.0 million homes passed, HFC networks we lease from certain of our system operator partners, covering a total of 2.4 million homes passed and a HFC network we have built out, covering a total of 1.1 million homes passed. Currently, the majority of our broadband Internet services subscribers are connected to our fiber optic backbone and metropolitan loops through Powercomm's HFC network.

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

    INTERNET GATEWAYS. Our backbone network has direct links to Internet gateways in the United States via connections provided by various parties as follows. In June 2002, we acquired from Dacom Crossing an indefeasible right to use six international leased lines, each supporting a bandwidth capacity of 155Mbytes, until December 2016, for a total price of US$12,000,000, which we have paid. We also have agreements with Dacom Crossing and Onse Telecom, pursuant to which we lease an aggregate of three international lines each supporting a bandwidth capacity of 155 Mbytes, expiring in September and Novemeber 2004, respectively. We pay Won 45.6 million and Won 12.3 million per month to Dacom Crossing and and Onse Telecom, respectively. In addition, we have dedicated access lines to each of the domestic Internet exchanges, including DACOM IX, KINX, KIDC and KT-IX.

    Our data center in Seoul also connects with content providers and the Internet through co-location and Web hosting services. By directly connecting our network to major online service providers, we can provide our end users with faster access to content offered by such providers.

             ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS


    The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The consolidated financial statements have been prepared in Korean Won and prepared in accordance with U.S. GAAP.

A.  OPERATING RESULTS

FISCAL 2003 COMPARED TO FISCAL 2002

    The following compares our operating results in the year ended December 31, 2003 to those of the year ended December 31, 2002. Certain of our operating results from the year ended December 31, 2002, including loss on disposition of property and equipment, loss on retirement of bond and gain on extinguishment of debt, have been reclassified to conform to the presentation of our operating results from the year ended December 31, 2003.

    Revenues. Our revenues decreased by 6.6% from Won 427,140.8 million for the year ended December 31, 2002 to Won 398,782.4 million for the year ended December 31, 2003. This decrease in revenues reflected a 6.5% decrease in fees received from our broadband Internet services subscribers from Won 421,061.9 million in 2002 to Won 393,600.4 million in 2003 and a 14.8% decrease in revenues from our portal services from Won 6,079.0 million in 2002 to Won 5,182.0 million in 2003. The decrease in our broadband Internet access services revenues was primarily due to a decrease in the number of our subscribers from 1,301,620 as of December 31, 2002 to 1,279,398 as of March 31, 2003 to 1,293,364
as of December 31, 2003. The decrease in our portal services revenues was primarily due to a decrease in the revenues of Korea.com, our consolidated subsidiary, as a result of the commencement of its corporate reorganization proceedings.

    Operating Costs. Our total operating costs, excluding depreciation and amortization, decreased by 10.4% from Won 286,723.5 million for 2002 to Won 256,875.4 million for 2003. The decrease in our total operating costs, excluding depreciation and amortization, was primarily due to decreases in commission payments to our independent dealers, lease payments to Powercomm and other network operators for the use of their HFC networks, salaries paid to our employees and repair expenses. Commission payments decreased by 11.1% from Won 115,289.9 million in 2002 to Won 102,467.1 million in 2003, primarily due to a decrease in the amount of incentive payments to independent dealers. Lease payments to Powercomm and other network operators decreased by 9.9% from Won 100,463.0 million in 2002 to Won 90,563.2 million in 2003, primarily due to a decrease in the number of our subscribers. Labor expenses decreased by 24.3% from Won 14,609.4 million in 2002 to Won 11,056.7 million in 2003, primarily due to a decrease in the number of our employees and a reduction in bonus payments to our employees. Repair expenses decreased by 22.9% from Won 14,757.4 million in 2002 to Won 11,370.6 million in 2003.

    Selling, General and Administrative Expense. Selling, general and administrative expense slightly decreased by 25.9% from Won 65,003.9 million in 2002 to Won 48,150.6 million in 2003, primarily reflecting decreases in bad debt expenses, salaries paid to our employees, fees and charges and research and development costs, offset in part by an increase in our advertising expenses. Bad debt expenses decreased by 76.2% from Won 24,660.7 million in 2002 to Won 5,858.4 million in 2003. Labor expenses decreased by 49.2% from Won 5,629.9 million in 2002 to Won 2,862.5 million in 2003, primarily due to a decrease in the number of our employees and a reduction in bonus payments to our employees. Fees and charges decreased by 36.4% from Won 7,009.8 million in 2002 to Won 4,455.3 million in 2003, primarily due to a decrease in fees paid to our legal and financial advisors and other consultants reflecting a reduced level of our activities in 2003. Research and development expenses decreased from Won 2,073.2 million in 2002 to nil in 2003. Advertising expenses increased by 14.2% from Won 10,886.8 million in 2002 to Won 12,431.3 million in 2003, primarily due to a increase in our advertising activities.

    Depreciation and Amortization Expense. Depreciation and amortization expense slightly increased by 2.8% from Won 104,645.6 million in 2002 to Won 107,565.0 million in 2003.

    Impairment Loss. Our impairment loss increased by 106.6% from Won 27,261.2 million in 2002 to Won 56,323.8 million in 2003, due to our disposition of obsolete equipment and facilities such as old cable modems and other telecommunication facilities that are not reusable.

    Loss on Disposition of Property and Equipment. Our loss on disposition of property and equipment decreased by 91.6% from Won 35,660.3 million in 2002 to Won 3,005.3 million in 2003. In 2002, we recognized loss on disposition of property and equipment of Won 35,660.3 million primarily as a result of the sale of our HFC network system to Powercomm in August 2002.

    Operating Loss. Our operating loss decreased by 20.6% from Won 92,153.7 million in 2002 to Won 73,136.6 million in 2003, primarily as a result of a decrease in loss on disposition of property and equipment, offset in part by an increase in impairment loss.

    Other Income (Expense). Other expenses decreased by 81.3% from Won 224,709.7 million in 2002 to Won 42,130.9 million in 2003, primarily due to decreases in loss on retirement of bonds, impairment loss on investments and interest expense. Our loss on retirement of bonds decreased by 100.0% from Won 129,681.1 million in 2002 to nil in 2003. In 2002, we incurred loss on retirement of bonds of Won 129,681.1 million, due to our retirement of bonds held by SB Thrunet, TriGem and Naray & Company in February 2002 and retirement of bonds held by TriGem and Naray & Company in August 2002. Our impairment loss on investments decreased by 96.0% from Won 28,930.1 million in 2002 to Won 1,165.1 million in 2003. In 2002, prior to the commencement of our corporate reorganization proceedings, we recognized other-than-temporary declines in the value of investments, primarily for our investments in corporate debt securities. Our interest expense decreased by 30.8% from Won 81,258.7 million in 2002 to Won 56,230.5 million in 2003, primarily due to a decrease in the amount of our interest bearing liabilities.

    Income Tax. In 2003, we did not incur any income tax expense. In 2002, we recognized income tax expense of Won 131.4 million in 2002, reflecting income tax paid by ENS Securitization Limited on its income. See Note 15 to our consolidated financial statements for more details.

    Net Loss. Our net loss decreased by 72.3% from Won 436,102.5 million in 2002 to Won 120,998.8 million in 2003, primarily due to decreases in loss on retirement of bonds and loss from discontinued operations.


FISCAL 2002 COMPARED TO FISCAL 2001

    The following compares our operating results in the year ended December 31, 2002 to those of the year ended December 31, 2001. Our operating results from continuing activities for the year ended December 31, 2001 have been restated to exclude the operating results from our enterprise networks business, which was sold in 2002. Certain of our operating results from the years ended December 31, 2001 and December 31, 2002, including loss on disposition of property and equipment, loss on retirement of bond and gain on extinguishment of debt, have been reclassified to conform to the presentation of our operating results from the year ended December 31, 2003.

    Revenues. Our revenues increased by 15.7% from Won 369,132.4 million for the year ended December 31, 2001 to Won 427,140.8 million for the year ended December 31, 2002. This increase in revenues primarily reflected a 16.5% increase in fees received from our broadband Internet services subscribers from Won 361,408.9 million in 2001 to Won 421,061.9 million in 2002. The increase in our broadband Internet services revenues was primarily due to an increase in the average number of subscribers from approximately 1.0 million in 2001 to 1.3 million in 2002.

    Operating Costs. Our total operating costs, excluding depreciation and amortization, decreased by 6.1% from Won 305,416.9 million for 2001 to Won 286,723.5 million for 2002. The decrease in our total operating costs, excluding depreciation and amortization, was primarily due to decreases in loss on cancellation of contract from Won 28,330.2 million in 2001 to none in 2002. In 2001, we incurred loss on cancellation of contract of Won 28,330.2 million, as a result of our cancellation of an international leased line agreement with Onse Telecom. See Note 19 to our consolidated financial statements for more details.

    Selling, General and Administrative Expense. Selling, general and administrative expense increased by 51.0% from Won 43,040.0 million in 2001 to Won 65,003.9 million in 2002, primarily due to an increase in our bad debt expenses, offset in part by decreases in our fees and charges and advertising expenses. Bad debt expenses increased by 395.2% from Won 4,980.2 million in 2001 to Won 24,660.7 million in 2002. Fees and charges decreased by 39.5% from Won 11,593.5 million in 2001 to Won 7,009.8 million in 2002, primarily due to a decrease in fees paid to our legal and financial advisors and other consultants reflecting a reduced level of our investment activities in 2002. Advertising expenses decreased by 15.7% from Won 12,920.8 million in 2001 to Won 10,886.8 million in 2002, primarily due to decreases in our television and newspaper advertisements.

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

    Loss on Disposition of Property and Equipment. In 2002, we recognized loss on disposition of property and equipment of Won 35,660.3 million primarily as a result of the sale of our HFC network system to Powercomm in August 2002, compared to our gain on disposition of property and equipment of Won 311.8 million in 2001.

    Operating Loss. Our operating loss decreased by 16.0% from Won 109,756.3 million in 2001 to Won 92,153.7 million in 2002, primarily as a result of an increase in our revenues, offset in part by the loss on disposition of property and equipment in 2002.

    Other Income (Expense). Other expenses increased by 188.1% from Won 77,985.9 million to Won 224,708.7 million in 2002, primarily due to increases in loss on retirement of bonds and impairment loss on investments, offset in part by a gain on foreign exchange transactions. In 2002, we incurred loss on retirement of bonds of Won 129,681.1 million, due to our retirement of bonds held by SB Thrunet, TriGem and Naray & Company in February 2002 and retirement of bonds held by TriGem and Naray & Company in August 2002. Our impairment loss on investments increased by 529.8% from Won 4,593.5 million in 2001 to Won 28,930.1 million in 2002 due to other-than-temporary declines in the value of investments, primarily for our investments in corporate debt securities, Nowcom Co., Ltd., Ginam Broadcasting, Saero Network Service, Hankyung.com Co., Ltd., and EnTechville. In 2002, we recognized gain on foreign exchange transactions of Won 5,755.3 million due to an appreciation in the value of the Won relative to the Dollar from Won 1,326.1 to US$ 1.00 as of December 31, 2001 to Won 1,200.4 to US$ 1.00 as of December 31, 2002, compared to our loss on foreign exchange transactions of Won 3,869.8 million in 2001.

    Income Tax. In 2002, we recognized income tax expense of Won 131.4 million in 2002, reflecting income tax paid by ENS Securitization Limited on its income. In 2001, we recognized income tax benefit of Won 2,677.7 million from the loss from discontinued operations, offset in whole by income tax of the same amount from the gain from disposals of our cable television business. See Note 15 to our consolidated financial statements for more details.

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


IMPACT OF INFLATION

    We do not consider that inflation in Korea has had a material impact on our results of operations. Inflation in Korea in 1999, 2000, 2001, 2002 and 2003 was 0.8%, 2.3%, 4.1%, 2.7% and 3.6%, respectively. See "Item 3 -- Key
Information--Risk Factors--There are unique economic and political risks associated with investing in companies from Korea".

IMPACT OF FOREIGN CURRENCY FLUCTUATIONS

    See "Item 11 -- Quantitative and Qualitative Disclosures about Market Risk--Foreign Currency Risk".

GOVERNMENTAL, ECONOMIC, FISCAL, MONETARY OR POLITICAL POLICIES OR FACTORS

    See "Item 3 -- Key Information--Risk Factors--Risks Related to Korea" and "Item 10 -- Additional Information -- Taxation".

B.  LIQUIDITY AND CAPITAL RESOURCES

    We have commenced corporate reorganization proceedings under the Corporate Reorganization Act of Korea on March 27, 2003. See "Item 4 -- Information on the Company -- History and Development of the Company -- Commencement of Reorganization Proceedings" for more details on our corporate reorganization proceedings.

    We had positive cash flows from operating activities of Won 28,517.2 million and Won 103,290.6 million in 2002 and 2003, respectively, compared to negative cash flows from operating activities of Won 35,841.3 million in 2001. Net cash provided by operating activities in 2003 primarily reflected net losses, adjusted by depreciation and amortization. Net cash provided by operating activities in 2002 primarily reflected net losses, adjusted by loss from discontinued operation, loss on redemption of bonds and depreciation and amortization. Net cash used in operating activities in 2001 primarily reflected net losses, adjusted for depreciation and amortization.

    Net cash provided by investing activities was Won 396,276.2 million and Won 13,316.6 million in 2002 and 2003, respectively, compared to net cash used in investing activities of Won 213,219.5 million in 2001. Net cash provided by investing activities in 2003 was primarily due to the sale of our HFC network and headquarter building, offset in part by our acquisition of telecommunication equipment such as cable moderns and CMTS. Net cash provided by investing activities in 2002 was primarily the result of the disposition of property and equipment in connection with the sale of our enterprise networks business. Net cash used in investing activities in 2001 was primarily the result of investment in transmission equipment and other facilities and equipment necessary for the delivery of our broadband Internet access and enterprise network.

    As a result of the rapid expansion of our business and continued operating losses since our incorporation, we have significant debt and debt service obligations. In 2002 and 2003, we made significant efforts to reduce our liabilities and used the proceeds from the sale of our assets to pay off a portion of our long-term and short-term borrowings. As a result, we had net cash used in financing activities of Won 526,093.8 million and Won 117,887.2 million in 2002 and 2003, respectively, compared to net cash provided by financing activities of Won 366,143.6 million in 2001. In 2003, we used Won 76,485.8 million, Won 41,086.9 million and Won 7,066.3 million in repayments of long-term debts, short-term borrowings and bonds, respectively. In 2002, we used Won 198,348.0 million, Won 180,590.9 million and Won 230,933.7 million in repayments of bonds, short-term borrowings and long-term debts, respectively. Since our inception, we have met our working capital and other capital requirements principally from private and public sales of our shares and bonds and bank borrowings. We raised Won 64,744.3 million and Won 12,690.4 million from share sales in January 2001 and December 2001, respectively. Proceeds from the issuance of a series of bonds totaled Won 225,344.5 million, Won 49,333.1 million and Won 6,280.8 million in 2001, 2002 and 2003, respectively. Proceeds from long-term debt totaled Won 294,684.0 million in 2001. In 2002 and 2003, we did not raise any funds from long-term debts. We also raised Won 118,247.4 million, Won 55,053.9 million and Won 2,800.0 million from short-term borrowings in 2001, 2002 and 2003, respectively. As of December 31, 2003, we had net short-term indebtedness (including short-term borrowings, the current portion of long-term debts and the current portion of capital lease obligations) and long-term indebtedness (including long-term debts and bonds) of Won 447,860.1 million and Won 21,118.8 million, respectively, and our current liabilities exceeded our current assets by Won 562,578.1 million.

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

    On June 1, 2004, we issued 6,958,806 shares of our common stock to our unsecured creditors, including the Korea Development Bank and Kookmin Bank, as a result of their conversion of unsecured claims in the amount of Won 34.8 billion into our common shares at Won 5,000 per share according to our reorganization plan.

    See Notes 11 and 12 to our consolidated financial statements for a description of the types of financial instruments used, the maturity profile of debt, currency and interest rate structure.

    In 2002 and 2003, we sold the following assets to raise funds to satisfy our debt repayment and debt service obligations.

    o   On August 6, 2002, we sold our HFC network system to Powercomm for Won
        45.0 billion;

    o On August 16, 2002, we sold our corporate headquarter building to Carlyle Asia Real Estate L.L.C. for approximately

        Won 38.0 billion;

    o On October 28, 2002, we sold the assets related to our enterprise network services business to SK Global for Won 346.9 billion;

    o On December 30, 2003, we sold our HFC network in Youngdong, Kangwon for Won 3.4 billion;

    o On December 30, 2003, we sold our HFC network in east Daegue for Won 1.7 billion;

    o On December 30, 2003, we sold additional enterprise network services business related assets to SK Networks for Won 10.0 billion; and

    o   On October 2, 2003, we sold 3,808,600 Nowcom shares for Won 2.2 billion.

    As of December 31, 2003, we provided six promissory notes to KDB Capital, Woori Investment Bank, LG Card, Woori Bank and LG Capital as collateral. We entered into a overdraft agreement amounting to Won 2 billion with Hanmi Bank. In relation to the overdraft agreement, we had provided bank deposits amounting to Won 2 billion as collateral to Hanmi Bank as of December 31, 2003. As of the same date, we also provided financial guarantees in the amount of approximately US$6.2 million for the repayment of certain financial obligations of our affiliates. See Note 14 to our consolidated financial statements for more details on our commitments and contingencies. It is common practice for Korean companies to issue blank promissory notes with a maximum note amount to financial institutions as collateral in credit transactions. In the event a holder of a blank promissory note attempts to claim an amount in excess of the maximum note amount, the issuer of such promissory note will be required to pay the entire note amount. However, in such event, the issuer has a right of indemnification from such holder with respect to the excess amount.

    Capital expenditures in property and equipment were Won 259,114.4 million, Won 48,456.3 million and Won 15,834.9 million in 2001, 2002 and 2003, respectively. Capital expenditures primarily consisted of transmission equipment, HFC networks for our broadband Internet business, software, cable modems and other facilities and equipment.

    Our current capital expenditure plan calls for the expenditure of approximately Won 38 billion, Won 39 billion and Won 60 billion in 2004, 2005 and 2006, respectively. None of those amounts represents contractually committed capital expenditures. We had invested approximately Won 12 billion of the planned 2004 capital expenditures as of June 30, 2004. The principal components of our capital investment plan are:

    o   purchase of equipment, such as cable modems, CMTS and servers;

    o   network infrastructure maintenance and repair; and

    o   general administrative infrastructure.

    We plan to meet our debt service, debt repayment and other repayment obligations and satisfy our currently anticipated capital expenditure and working capital requirements in 2004 and 2005 through revenues from our broadband Internet services.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

    Research and development costs are not significant and are expensed as incurred.

D.  TREND INFORMATION

    Thrunet was incorporated on July 30, 1996 and we began offering our enterprise network services and broadband Internet services in July 1997 and July 1998, respectively. As we terminated our enterprise network services on October 28, 2002, in 2003 we generated revenues primarily from the monthly fees paid by our broadband Internet services subscribers and expect that this will continue. Our broadband Internet services revenues also included revenues from the rental of cable modems to our broadband Internet services subscribers and installation fees received from our broadband Internet services subscribers.

    Our operating costs consist primarily of (i) lease payments to Powercomm and other network operators for the use of their HFC networks, (ii) international bandwidth lease payments, (iii) commission payments to our independent dealers,
(iv)
installation fees paid to our cable modem installation contractors and (v) customer service fees paid to TG Ubase. As we have reached our target business and network coverage, we do not expect substantial increases in our future operating expenses.

    Our selling, general and administrative expenses consist primarily of advertising expenses, fees and charges mostly paid to our consultants, legal and financial advisors and salaries of administrative employees.

    As a result of the rapid expansion of our business and continued operating losses since our incorporation, we had significant debt and debt service obligations. Furthermore, during the course of 2001, there was a significant decline in the market value of telecommunication companies around the world as well as a decline in the prices of communications services and products in general, which affected our ability to achieve and sustain profitability. Despite our efforts to improve our financial condition, we commenced our corporate reorganization proceedings in March 2003.

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

E.  OFF-BALANCE SHEET ARRANGEMENTS

    There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

    Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short-term and long-term debt arrangements, are summarized below and are fully disclosed in Notes 10 to 13 to our financial statements.

                                                                   PAYMENTS DUE BY PERIOD
                                               ---------------------------------------------------------------
                                                           LESS THAN                                 MORE THAN
  CONTRACTUAL OBLIGATIONS                       TOTAL        1 YEAR      1-3 YEARS     3-5 YEARS      5 YEARS
                                               -------     ---------     ---------     ---------     ---------
                                                                    (IN MILLIONS OF WON)
Long-Term Debt, net of present value           447,255      429,590        17,665            --            --
Capital Lease Obligations                       20,723       17,270         3,448             5            --
Operating Lease                                     --           --            --            --            --
Long-term Advances Received (trade
      receivable securitization)                    --           --            --            --            --
Short-term Borrowings                            1,000        1,000            --            --            --
Retirement and Severance Benefits                2,479           --            --            --         2,479
Total Contractual Cash Obligations             471,457      447,860        21,113             5         2,479


    If our reorganization plan had been effective as of December 31, 3002, future payments under non-cancelable lease arrangements and short-term and long-term debt arrangements would have been as follows:

                                                                   PAYMENTS DUE BY PERIOD
                                                --------------------------------------------------------------
                                                           LESS THAN                                 MORE THAN
  CONTRACTUAL OBLIGATIONS                       TOTAL        1 YEAR      1-3 YEARS     3-5 YEARS      5 YEARS
                                               -------     ---------     ---------     ---------     ---------
                                                                    (IN MILLIONS OF WON)
Long-Term Debt, net of present value           429,747       14,516        40,285       115,274      259,672
Capital Lease Obligations                           --           --            --            --           --
Operating Lease                                     --           --            --            --           --
Long-term Advances Received (trade
      receivable securitization)                    --           --            --            --           --

                                                                   PAYMENTS DUE BY PERIOD
                                                --------------------------------------------------------------
                                                           LESS THAN                                 MORE THAN
  CONTRACTUAL OBLIGATIONS                       TOTAL        1 YEAR      1-3 YEARS     3-5 YEARS      5 YEARS
                                               -------     ---------     ---------     ---------     ---------
                                                                    (IN MILLIONS OF WON)
Short-term Borrowings                               --           --            --            --           --
Retirement and Severance Benefits                2,479           --            --            --        2,479
Total Contractual Cash Obligations             432,226       14,516        40,285       115,274      262,151


G. OTHER INFORMATION

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

    ESTIMATED USEFUL LIVES OF PROPERTY AND EQUIPMENT

    We recognize depreciation expenses on our property and equipment using the straight line method based on the estimated useful lives thereof. We apply the following useful lives for our property and equipment: 40 years for buildings and structures; 6 to 15 years for communication circuit equipment; 3 to 6 years for transmission and communication equipment; and 5 to 8 years vehicles, furniture and tools. We estimate such useful lives by analyzing, (1) by analyzing the estimated period from which we will benefit from the use of such assets, and (2) the estimated useful lives used by companies in our industry. Use of other estimate methods may result in significantly different results.

    INCOME TAXES

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

              ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

    Following our filing of a petition for the commencement of reorganization proceedings, on March 27, 2003, the bankruptcy court appointed Mr. Seog Won Park as our receiver and he has since been performing functions similar to those of a Chief Executive Officer. The current members of our board of directors and senior executive officers (whose business addresses were at 1337-20 Seocho-2dong, Seocho-ku, Seoul, Korea) are as follows:

         NAME                      AGE                       POSITION
         ----                      ---                       --------
Seog Won Park........               61     Receiver / Chief Executive Officer
Chang Lib Ko.........               59     Statutory auditor / Executive Director
Se-Hwan Kim..........               45     Executive Director
Yu-Jung Kim..........               46     Senior Director
Kyu Bae Park.........               45     Senior Director
In Jung Kim..........               45     Director

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

    CHANG LIB KO joined Thrunet in April 2004 as a statutory auditor and executive director. From December 2002 until March 2004, Mr. Ko served as a receiver of Korea Tarpaulin Co., Ltd. From 2002 until 2002, he served as a statutory auditor of Sanga Co., Ltd., Labora Co., Ltd. and Korea Tarpaulin. Mr. Ko received a bachelor of arts in business administration from Kookmin University in February 1972.

    SE-HWAN KIM joined Thrunet in January 1998 and served as a Marketing Team Manager until December 2000. In January 2001, Mr. Kim was promoted to director. Since January 2002, Mr. Kim has served as an Executive Director of Thrunet. From 1993 until 1997, Mr. Kim was a Marketing Team Manager at Naray Mobile Telecom, Inc. Mr. Kim received a bachelor of arts in business administration from Keimyung University in February 1984.

    YU-JUNG KIM has served as the Head of the Network Team of Thrunet since July 1999. From March 1996 until July 1999, he served as a Technology Manager of Naray Telecom. From December 1985 until March 1993, he served as a Chief Researcher at Daewoo Telecom. Mr. Kim received a bachelor of statistics from Chungnam National University in February 1986.

    KYU BAE PARK joined Thrunet as the Head of the Finance Team of Thrunet in August 1996 and has served as a director in charge of Thrunet's finance and accounting from December 2001 until December 2003. In January 2004, he was promoted to senior director of Thrunet. Mr. Park received a bachelor of arts in international trade from Dongguk University in February 1986.

    IN JUNG KIM joined Thrunet as the Head of the General Affairs Team of Thrunet in August 1996 and has served as the Head of the Operation Support and Human Resources Team of Thrunet from January 1999 until January 2001. Since February 2001, he has served as the Head of the Operation Support Team of Thrunet. From February 1978 until June 1996, he was employed with KEPCO. Mr. Kim received a bachelor of arts in public administration from Korea National Open University in February 1985 and masters in public administration from Yonsei University in 1994.


B.  COMPENSATION

    We paid an aggregate amount of compensation during fiscal 2003 to our directors and officers as a group equal to Won 425 million. The amount of retirement and severance benefits accrued for our executive officers and directors in 2003 was Won 111 million. We are not required to disclose compensation to our directors and officers on an individual basis under Korean law and do not publicly disclose such information. No stock options were granted to our executive officers and independent directors in 2003. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2003.

C.  BOARD PRACTICES

    As a result of the commencement of our reorganization proceedings on March 27, 2003, our board meetings, audit committee, compensation committee and independent directors have been temporarily suspended. Subject to certain approvals and supervision of the bankruptcy court, Mr. Seog Won Park, our receiver, and Mr. Chang Lib Ko, our statutory auditor, currently have the power to perform the functions and responsibilities of such bodies and the exclusive power and capacity to conduct our business and to manage and dispose of any and all of our properties while we are in reorganization proceedings.

    The following is a description of our board of directors, audit committee, compensation committee and independent directors prior to the commencement of the reorganization proceedings.

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

D.  EMPLOYEES

    As of March 31, 2004, we had a total of 257 employees, including permanent employees and contract employees. The following chart shows the number of employees by main category of functional areas:

           SENIOR MANAGEMENT                                 2
           SALES & MARKETING                                99
           R&D AND ENGINEERING                             100
            ADMINISTRATION AND FINANCE                      56
                                                           ---
           TOTAL                                           257

    As of December 31, 2001, 2002 and 2003 we had 507, 316 and 283 employees, respectively.

    A labor union was established in March 2004. Currently, 183 of our employees are represented by the labor union. In accordance with Korean labor laws, our labor union has been in negotiations with our management to improve work conditions and benefits for our employees. We have not experienced any work slowdowns or stoppages.

E.  SHARE OWNERSHIP

STOCK OPTION PLAN

    Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees. Set forth below are the details of our stock option plan as currently contained in our Articles of Incorporation (the "Stock Option Plan").

    o In order to qualify for participation in the Stock Option Plan, officers and employees must have the ability to contribute to, the establishment, development or technological innovation of Thrunet. Notwithstanding the foregoing, shareholders meeting the following criteria shall not be eligible to receive options under the Stock Option Plan; (i) a shareholder who holds 10% or more of the total outstanding shares of Thrunet excluding the non-voting shares, (ii) a person who has actual control over major management decisions of Thrunet such as the appointment or dismissal of directors and auditors, and in each case his or her spouse and lineal ascendants or descendants.

    o The specific terms and conditions of stock options granted under the Stock Option Plan shall be approved at a duly convened shareholders' meeting. Under our Articles of Incorporation, stock options shall be offered through (i) issuance of new shares, or (ii) payment in cash or treasury stock held by Thrunet of the difference between the market price of our shares and the option exercise price.

    o The maximum aggregate number of our shares available for issuance under the Stock Option Plan shall not exceed 10% of the total number of our shares outstanding. The stock options may not be granted to all of our directors, auditors and employees. Any single officer or employee may not be granted stock options for the shares exceeding 10% of the shares issued and outstanding.

    o Stock options granted under the Stock Option Plan will have a minimum exercise price determined as follows: (i) if new shares are to be issued for the option, the minimum exercise price will be the higher of the market price or par value of our shares on the grant date, and (ii) if Thrunet's existing shares are to be transferred for the option, the minimum exercise price will be the market price of our shares on the grant date.

    o Stock options granted under the Stock Option Plan may be exercised after the third anniversary date of the shareholders' meeting at which the grant of stock options under the Stock Option Plan is approved but prior to the tenth anniversary date thereof, unless otherwise revoked by the board of directors. The board of directors may revoke stock options granted under the Stock Option Plan if (i) the beneficiary voluntarily retires or resigns prior to the second anniversary date of the shareholders' meeting at which the grant of the stock options is approved, (ii) the beneficiary causes significant loss to us by his or her negligence or willful misconduct, or (iii) an event of termination specified in the Stock Option Plan occurs.

    o Shares purchased upon the exercise of stock options granted under the Stock Option Plan will not, at the time of their issuance, be registered with the Securities and Exchange Commission but may be salable in the public market in the United States in accordance with Rule 144 under the Securities Act and applicable Korean laws and regulations.

    On August 20, 1999, March 24, 2000 and March 27, 2001, we granted stock options to purchase our shares to our executive officers, independent directors and employees. As of December 31, 2003, we had outstanding options to purchase 1,398,244 of our shares. As of January 15, 2004, however, all of the stock options were cancelled pursuant to our reorganization plan. See Note 17 to our consolidated financial statements for more information about our stock options.

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

    We established our employee stock ownership association in June 1997. As of December 31, 2003, 67 employees of our company were members of the employee stock ownership association and the association held 2,865 shares of our common shares.

           ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our shares, on a fully diluted basis, as of June 1, 2004 by (1) each person known to us to own beneficially more than five percent (5%) of our shares, and (2) all of our directors and executive officers as a group. As of February 20, 2004, 875,045 shares of our common stock were held by 16,498 holders of record in Korea, and 96,791 shares of our common stock were held by holders in the United States.


                                                                             SHARES BENEFICIALLY
                                                                           OWNED AS OF JUNE 1, 2004
                                                                         ----------------------------
                                   NAME                                     NUMBER           PERCENT
                   -----------------------------------                   ------------       ---------
                   Korea Development Bank.........................         1,912,950          24.52%
                   Kookmin Bank...................................         1,352,532          17.34%
                   Powercomm......................................           834,552          10.70%
                   SHIN SMAIL AGEIN SPE. .........................           735,000           9.42%
                   BOND PARK ECHA SPE.............................           450,000           5.77%
                   BOND PARK SPE..................................           450,000           5.77%
                   Directors and Executive Officers(1)..............              65           0.00%

    ----------
    (1) None of the directors/executive officers beneficially owns 1% or more of our shares on an individual basis.

    The following table describes transactions known to us through publicly available information involving holders of over 5% of our outstanding common stock during the period beginning on January 1, 2001 and ending on April 30, 2004 that resulted in a change of greater than 1% in the percentage ownership by that shareholder of our outstanding shares.

                                                                             NUMBER OF
                                               SHARES OWNED                    SHARES       SHARES OWNED
                               DATE OF           PRIOR TO                    PURCHASED        AFTER THE
NAME OF SHAREHOLDER          TRANSACTION       TRANSACTION     PERCENTAGE      (SOLD)       TRANSACTION     PERCENTAGE
---------------------     -----------------    ------------    ----------    -----------    ------------    ----------
TriGem Computer           January 26, 2001      6,443,250         8.95%       11,840,000     18,283,250        18.66%
SB-Thrunet Pte. Ltd.      January 26, 2001         -                -         14,208,000     14,208,000        14.50%
TriGem Computer           January 26, 2001     18,283,250        18.66%      (1,685,000)     16,598,250        16.94%
TriGem Computer           March 31, 2001       16,598,250        16.94%      (6,268,111)     10,330,139        10.54%
TriGem Computer           December 14, 2001    10,330,139        10.54%        4,634,909     14,965,048        14.58%
TriGem Computer           February 28, 2002    14,965,048        14.58%        7,104,000     22,069,048        14.26%
SB-Thrunet Pte. Ltd.      February 28, 2002    14,208,000        14.50%       33,152,000     47,360,000        30.61%
Naray & Company           February 28, 2002     2,576,000         2.51%       11,840,000     14,416,000         9.32%
TriGem Computer(1)        August 28, 2002      22,069,048        14.26%       52,112,676     74,181,724        31.85%
Naray & Company           August 28, 2002      14,416,000         9.32%       26,056,338     40,472,338        17.38%
Naray & Company(1)        September 6, 2002    40,472,338        17.38%        9,560,000     50,032,338        21.48%
SB-Thrunet Pte. Ltd.(1)   September 6, 2002    47,360,000        30.61%        9,560,000     37,800,000        16.23%
SB-Thrunet Pte. Ltd.(2)   April 25, 2003       12,600,000        16.23%      (1,282,051)     11,317,949        14.58%
Naray & Company           April 25, 2003       16,677,446        21.48%        1,282,051     17,959,497        23.13%
TriGem Computer(3)        January 9, 2004      24,727,240        31.85%      (24,727,240)             0            0%
Naray & Company(2)(3)     January 9, 2004      17,959,497        23.13%      (16,677,446)     1,282,051         3.66%
Naray & Company(3)        April 8, 2004            32,051         3.66%         (32,051)              0            0%

-------------------------
(1) As a result of the reverse stock split of our common shares in the ratio of 3:1 on December 27, 2002, the number of shares held by each of TriGem Computer, Naray & Company and SB-Thrunet Pte. Ltd., was reduced to 24,727,240, 16,677,446 and 12,600,000, respectively.
(2) As a result of the reverse stock split of our common shares in the ratio of 40:1 on February 20, 2004, the number of shares held by SB-Thrunet Pte. Ltd. and Naray & Company, was reduced from 11,317,949 to 282,948 and from 1,282,051 to 32,051, respectively.
(3) The 100% capital reduction of the common shares held by our largest shareholder, TriGem Computer, and its affiliates.

B.  RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH TRIGEM AND ITS AFFILIATES

    TriGem was one of our founding shareholders and together with its affiliates beneficially owned 56.56% of our shares as of December 31, 2003. On January 26, 2001, we issued to TriGem and Naray bonds maturing on January 26, 2006, with interest accruing at the annual rate of 4.35% payable semi-annually, together with detachable warrants to purchase our common stock for Won 2,500 per share. In August 2002, TriGem and Naray converted their bonds in the amounts of Won 59,200,000,000 and Won 29,600,000,000, respectively, into our common stock. None of TriGem and its affiliates currently owns any bonds or warrants to purchase our common stock.

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

    In September 2002, we provided a loan of Won 11.5 billion to Naray & Company until June 27, 2004. As collateral for such loan, Naray & Company has provided to us a blank promissory note for the maximum amount of Won 11.5 billion, and has pledged to us its 16,000,000 of our common shares, 448,000 shares in Digital Biotech Co., Ltd., 156,800 shares in Heyanita Korea, Inc., 30,000 shares in Electronic Times Internet Co., Ltd., and certificates of contribution of Won 10 billion in SOFTBANK VENTURES FUND No.1 and Won 5.8 billion in SOFTVEN No.2 Investment Enterprise Partnership. However, Naray & Company is currently in bankruptcy proceedings and it is not certain whether we can collect the loan in full, or at all.

RELATIONSHIP WITH SOFTBANK

    As of December 31, 2003, SOFTBANK, through SB Thrunet, beneficially owned 14.58% of our outstanding shares. On January 26, 2001, we issued to SB Thrunet bonds maturing on January 26, 2006, with interest accruing at the annual rate of 1.43% payable semi-annually, together with detachable warrants to purchase our common stock for Won 2,500, exercisable at any time until January 26, 2006. SOFTBANK's wholly-owned entity, SB Ginko, which is a general partner of SB Thrunet, also held warrants to purchase a total of 35,520,000 shares of our common stock at a per share exercise price of Won 2,500, exercisable at any time until January 26, 2006. On February 28, 2002, SB-Thrunet exercised all of its warrants to purchase 33,152,000 shares of our common stock. The subscription money in Korea Won was used to repay the US$70 million bonds issued to SB Thrunet. As a result of the difference in the exchange rate used to determine the aggregate denominated amount of the warrants and the exchange rate used for the payment of the subscription money, bonds amounting to US$7,400,000 remained. As a result of the implementation of our reorganization plan, the bonds held by SB Thrunet were classified as secured borrowings which will be repaid in six equal annual installments after a grace period of three years, with interests accruing at the annual rate of 7% after the commencement of our reorganization proceedings, and as of January 9, 2004, all of the warrants held by SB Ginko were cancelled.

RELATIONSHIP WITH KOREA.COM COMMUNICATIONS

    As of December 31, 2003, we owned 53.47% of the outstanding shares of Korea.com Communications. On April 1, 2003, the Bankruptcy Division of the Seoul District Court granted Korea.com Communications its petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. Since we established Korea.com Communications and transferred our Korea.com portal business to it in June 2001, Korea.com Communications has provided Korea.com portal services and other related services to its own and our subscribers. As of December 31, 2003, Korea.com Communications owed us approximately Won 3,938 million, including Won 2,487 million in loan payable and Won 1,451 million in accounts payable.

C.  INTERESTS OF EXPERTS AND COUNSEL

    Not applicable.

                         ITEM 8 -- FINANCIAL INFORMATION


A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18 -- Financial Statements" and pages F-1 to F-54 following Glossary.


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

     On June 30, 2003, we entered into a memorandum of understanding with the plaintiff, which contains among other things, an agreement to settle the plaintiff's claim upon the condition that if the judgment sum is less than US$1 billion, the difference between the judgment sum and US$1 billion will be covered by all the defendants to the claim.

     MOTOROLA LAWSUIT

     On December 3, 2002, General Instrument Corporation d/b/a the Broadband Communications Sector of Motorola, Inc. filed suit in the United States District Court for the Eastern District of Pennsylvania against us for breach of a contract for cable modems. We responded to the complaint with a motion to dismiss for lack of personal jurisdiction filed on April 1, 2003, which was denied by the court on June 24, 2003. On April 24, 2003, General Instrument Corporation filed a claim against us in the Seoul District Court for the identical modems that were subject of the lawsuit in the United States. On June 30, 2003, we filed a petition pursuant to 11 U.S.C. 304 to commence a case ancillary to a foreign proceeding, which was supplemented on September 22, 2003. The petition was assigned to Chief Judge Bruce Fox of the United States Bankruptcy Court for the Eastern District of Pennsylvania. In the petition, we asked the U.S. Bankruptcy Court to stay the Motorola action since we are currently in reorganization proceedings in Korea. On January 9, 2004, the Seoul District Court approved our reorganization plan which provides for the payment over time of US$8,221,912 to General Instrument Corporation in satisfaction of its claim in the Seoul District Court. As a result, on February 6, 2004, General Instrument Corporation and we executed a settlement agreement and release to resolve all the disputes addressed in General Instrument Corporation's lawsuit against us in the United States and our petition to the U.S. Bankruptcy Court. Accordingly, on February 9, 2004, we withdrew our petition pursuant to 11 U.S.C. 304 to commence a case ancillary to a foreign proceeding and on February 19, 2004, by consent of General Instrument Corporation and us, a consent judgment was entered in favor of General Instrument Corporation and against us in the amount of US$8,679,072.83.

     COMMENCEMENT OF REORGANIZATION PROCEEDINGS

     On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. See "Item 4 -- Information on the Company -- History and Development of the Company -- Commencement of Reorganization Proceedings".

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

       On March 11, 2003, we made a written submission to the panel, to the effect that the purpose of the reorganization proceedings is not to liquidate our operations, but to allow ourselves to overcome our financial difficulties and resume normal commercial operations and continue serving our customers. See "Item 4 -- Information on the Company -- History and Development of the Company -- Commencement of Reorganization Proceedings" for more information on the reorganization proceeding procedures.

       On April 3, 2003, we received a Nasdaq delisting determination indicating that the panel has determined to delist our securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.

    LEGAL PROCEEDINGS ARISING FROM DISRUPTION IN THE INTERNET SERVICE CAUSED BY COMPUTER VIRUSES

      On January 25, 2003, the Slammer Worm originating from countries such as the United States and Australia infected the MS SQL Server 2000 of the Microsoft Corporation and disrupted the Internet service between Microsoft and a number of Internet service providers, including us. As a result, numerous Internet users experienced outages on their email servers and websites. We are a party to two legal proceedings in relation to such outages. Such legal proceedings are currently pending in Seoul Central District Court. We do not expect that an unfavorable decision in the above legal proceedings will directly affect our financial condition, as the amount of damages are fairly small and the absence of class action lawsuits in Korean law will prevent an expansion of litigation. However, we are not certain whether the outcome of the above legal proceedings will be in our favor. If we lose, we may face additional legal actions based on similar grounds by other customers or Internet users, which could adversely affect our business, financial condition and results of operations.

         There are several other legal proceedings to which we are a party. However, such pending legal proceedings involve minor claims, none of which is likely to have a material adverse effect on our business or financial condition.

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


B.  SIGNIFICANT CHANGES

                               RECENT DEVELOPMENTS

CAPITAL REDUCTION AND REVERSE STOCK SPLIT

    Following the Seoul District Court's approval of the reorganization plan on January 9, 2004, we implemented (a) a 100% capital reduction of the common shares held by our largest shareholders (TriGem Computer Inc. and its affiliates) without consideration and (b) a reverse stock split of all our remaining issued and outstanding common shares in the ratio of 40:1. As of April 8, 2004, the total number of our outstanding shares was reduced to 842,994 shares from 77,635,260 shares (representing a 98.9% reduction in the number of our total issued and outstanding shares).

DEBT TO EQUITY CONVERSION

    On June 1, 2004, valid reorganization claims of Won 34.8 billion held by our unsecured creditors, including domestic financial institutes such as the Korea Development Bank and Kookmin Bank, was converted into our shares at Won 5,000 per share according to our reorganization plan. As a result, we issued 6,958,806 new shares. Currently, our largest shareholder is the Korea Development Bank, holding approximately 25% of our outstanding shares.


                        RECENT ACCOUNTING PRONOUNCEMENTS

    In May of 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. As a result, gains and losses from extinguishment of debt will be classified as extraordinary items only if they are determined to be unusual and infrequently occurring items. SFAS No. 145 also requires that gains and losses from debt extinguishments, which were classified as extraordinary items in prior periods, be reclassified to continuing operations if they do not meet the criteria for extraordinary items. The provisions of SFAS No. 145 will be effective for our fiscal year beginning January 30, 2003. The Company will apply the provisions of this statement for all debt extinguishments going forward, and has reclassified past restructuring gains to other income.

    In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002.

    On January 1, 2003, the Company adopted SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The adoption of SFAS No. 146 did not have a significant impact on its consolidated financial position or results of operations.

   In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") Guarantor's Accounting and is closure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company's annual financial statements for the year ended December 31, 2002. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations.

   On January 17, 2003, the FIN 46 Consolidation of Variable Interest Entities, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "Special purpose entities ("SPEs")." The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

   In December 2003, the FASB released a revision of FIN No. 46 ("FIN No. 46R") in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changed the definition of a variable interest. The Company as a foreign private issuer is required to apply either FIN 46 or FIN 46R to variable interest entities ("VIEs") created after January 31, 2003. The Company is also required to apply FIN 46R to the VIEs which existed prior to February 1, 2003 in 2004. Certain special purpose companies (SPC) established by the Company, have been consolidated from the date of their establishment. There is an entity created before February 1, 2003, other than the aforementioned consolidated SPCs, for which is reasonably possible that the Company will be deemed a primary beneficiary upon the application of FIN 46R to the entity in 2004. It is a joint venture established to operate wireless telecommunication services in a country outside of Korea. With respect to the Company's involvement in the entity, the Company's maximum exposure to loss was approximately (pound)U26.6 billion as of December 31, 2003. The Company has not completed the evaluation of the effect of the application of FIN No. 46R in 2004.

                         ITEM 9 -- THE OFFER AND LISTING


A.  OFFER AND LISTING DETAILS

    From November 17, 1999 until April 4, 2003, our common shares were quoted on the Nasdaq National Market under the symbol "KOREA". Prior to that time, there was no public market for our common shares. On April 7, 2003, our shares were delisted from the Nasdaq National Market and began trading on the other -- over-the-counter market, or otherwise known as the "Grey Market" in the U.S. under the symbol "KOREQ" effective as of April 7, 2003. Since then, the reported last sale price has remained at US$0.001. The following table sets forth, for each of the periods indicated, the high and low sales prices per share of our common shares as reported on the Nasdaq National Market.

                                                                        HIGH             LOW
                                                                        ----             ---
             ANNUAL HIGHS AND LOWS
               1999 (since November 17) ........................       $  84.00        $  31.75
               2000 ............................................          72.63            2.09
               2001 ............................................           6.00            0.62
               2002 ............................................           1.85            0.13

             QUARTERLY HIGHS AND LOWS
             2001
                First Quarter ..................................         $ 2.50          $ 2.25
                Second Quarter .................................           3.94            1.94
                Third Quarter ..................................           2.60            1.01
                Fourth Quarter .................................           2.15            0.62
             2002
                First Quarter ..................................           1.85            0.80
                Second Quarter .................................           1.27            0.69
                Third Quarter ..................................           0.99            0.38
                Fourth Quarter .................................           0.91            0.13
             2003
                First Quarter ..................................           1.37            0.23
                Second Quarter (through April 4)................           0.34            0.15

             MONTHLY HIGHS AND LOWS
             2002
                October.........................................           0.55            0.21
                November........................................           0.91            0.13
                December........................................           0.68            0.40
             2003
                January ........................................           1.34            0.45
                February........................................           1.37            0.75
                March ..........................................           0.72            0.23


    On April 4, 2003, the reported last sale price of our common shares on the Nasdaq National Market was $0.15 per share. As of April 4, 2003, there were approximately 10,000 shareholders of record.

B.  PLAN OF DISTRIBUTION

    Not applicable.

C.  MARKETS

    Our common shares were quoted on the Nasdaq National Market until April 4, 2003. See "Item 8 -- Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Delisting of Our Shares from The Nasdaq National Market".

D.  SELLING SHAREHOLDERS

    Not applicable.


E.  DILUTION

    Not applicable.


F.  EXPENSES OF THE ISSUE

    Not applicable.

                        ITEM 10 -- ADDITIONAL INFORMATION

A.  SHARE CAPITAL

    Not applicable.


B.  ARTICLES OF INCORPORATION

    The following is a summary of certain provisions in our Articles of Incorporation. However, during our reorganization proceedings, to the extent that any provision of our Articles of Incorporation conflicts with any provision of the Corporation Reorganization Act of Korea, the latter shall supersede the former, and we must comply with the provisions of the Corporation Reorganization Act of Korea. Among other things, general meetings of shareholders will not be held and voting rights of shareholders will be restricted. If an amendment to our Articles of Incorporation is necessary, our receiver should obtain court approval. See "Item 4 -- Information on the Company -- History and Development of the Company -- Commencement of Reorganization Proceedings".

OBJECTIVES

    Our objective is to engage in those businesses as stated in Article 2 of our Articles of Incorporation, which include the following:

    o   lease of telecommunication lines facilities;
    o   wired and/or wireless telecommunication business;
    o value added network business such as collection, processing, provision, exchange and transmission of information and multimedia service;
    o cable broadcasting transmission network and distribution network businesses and telecommunications business based on cable broadcasting transmission networks; and
    o installation, operation and maintenance of facilities for the purpose of the businesses mentioned in each item above.

GENERAL

    As of the date hereof, our authorized share capital is 400,000,000 shares, which consists of our Class A common shares and non-voting Class B preferred shares. Under our Articles of Incorporation, we are authorized to issue up to 40,000,000 Class B preferred shares.

    As of the date hereof, 7,801,800 shares were issued and outstanding. No Class B preferred shares are currently outstanding. All of our issued and outstanding shares have a par value of Won 2,500 per share, are fully paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 399,157,006 shares. We may issue additional shares without further shareholder approval as provided in our Articles of Incorporation.

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

    However, new shares may be issued to persons other than the existing shareholders by a resolution of the board of directors, provided that the new shares are:

    o issued by public offering by filing a registration statement with the Financial Supervisory Commission of Korea in accordance with the Securities Act of Korea;

    o issued to our employee stock ownership association up to 20% of the newly issued shares (to the extent the total number of shares so subscribed and held by the members of the employee stock ownership association does not exceed 20% of the total number of shares);

    o  issued according to our Stock Option Plan;

    o  represented by depositary receipts;

    o issued to foreign corporations or foreigners under the Foreign Investment Promotion Law or other relevant laws and regulations in accordance with the relevant laws and regulations including, but not limited to, the Telecommunication
       Business Law; or

    o issued to a domestic corporation having a strategic relationship with us in connection with our management or technology.

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

GENERAL MEETING OF SHAREHOLDERS

    Under the Commercial Code, the ordinary general meeting of shareholders is held within three months after the end of each fiscal year and, subject to board resolution or court approval, an extraordinary general meeting of shareholders may be held as necessary or at the request of holders of an aggregate of 3% or more of the outstanding shares of a company or at the request of the company's statutory auditor. Under the Commercial Code, written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. Shareholders not on the shareholders' register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Such notices to U.S. shareholders will be forwarded to The Bank of New York in accordance with an agreement to be entered by and between Thrunet and The Bank of New York as the U.S. transfer agent. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, shareholders holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant laws and regulations or our Articles of Incorporation.

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

  EFFECT OF KOREAN LAWS

    For a description of the effect of relevant Korean laws applicable to Thrunet, see "Item 4 -- Information on the Company -- Business Overview -- Korean Telecommunication Laws and Regulations", "Item 10 -- Additional Information -- Exchange Controls" and "Item 10 -- Additional Information -- Taxation -- Korean Taxation".


C.   MATERIAL CONTRACTS

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

    SUBSCRIBERS AND ASSETS TRANSFER AGREEMENT BETWEEN THRUNET AND SK TELECOM

    On August 31, 2001, we entered into an agreement with SK Telecom, pursuant to which SK Telecom agreed to transfer its broadband Internet business-related assets (including various equipment, subscribers and contracts) to us for a total purchase price (which was subsequently determined by the parties) of Won 7,148,532,676 (exclusive of value added tax), payable in cash in twelve equal monthly installments commencing from October 30, 2001.

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

    In the absence of any applicable treaty or the exemption under the Tax Exemption and Limitation Law, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of our shares at the rate of the lesser of (subject to production of satisfactory evidence of the acquisition costs and the transaction costs) 27.5% of the net capital gains or 11% of the gross realization proceeds. See "-- Withholding of Taxes."

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

UNITED STATES FEDERAL INCOME TAXATION

    The following is a general discussion of the material United States federal income tax consequences of purchasing, owning, and disposing of our shares if you are a U.S. Holder (as defined below) and hold our shares as capital assets for United States federal income tax purposes. This discussion does not address all of the tax consequences relating to the purchase, ownership, and disposition of our shares, and does not take into account U.S. Holders subject to special rules including:

o   dealers in securities or currencies;

o   financial institutions;

o   tax-exempt entities;

o   banks;

o   life insurance companies;

o   traders in securities that elect to mark-to-market their securities;

o persons that hold our shares as a part of a straddle or a hedging or conversion transaction;

o   persons liable for the alternative minimum tax;

o   persons that actually or constructively own 10% or more of our voting stock;
    or

o   persons whose "functional currency" is not the U.S. dollar.

    This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, final, temporary, and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

    You are a "U.S. Holder" if you are:

o   a citizen or resident of the United States;

o a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia;

o an estate the income of which is subject to United States federal income taxation regardless of its source;

o   a trust:

    -- if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust; or

    -- that has elected to be treated as a United States person under applicable Treasury regulations.

    This discussion addresses only United States federal income taxation.

    If a partnership holds our shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds our shares, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of our shares.

    WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR SHARES.

Distributions on Our Shares

    Subject to the passive foreign investment company ("PFIC") rules discussed below, you must include in your gross income as dividend income the gross amount of any distribution (including amounts withheld to pay Korean withholding taxes) we make on our shares out of our current or accumulated earnings and profits (as determined under United States federal income tax principles) when the distribution is actually or constructively received by you. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a "qualified foreign corporation" for United States federal income tax purposes. A qualified foreign corporation includes:

o a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and
o a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States, but does not include an otherwise qualified foreign corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and we are considered eligible for the benefits of the income tax treaty between Korea and the United States. Our status as a qualified foreign corporation, however, may change.

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

Sale, Exchange or Other Disposition of Our Shares

    Subject to the PFIC rules discussed below, if you sell, exchange or otherwise dispose of our shares, you will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in our shares. The gain or loss generally will be United States source gain or loss for foreign tax credit purposes. Capital gain of a non-corporate U.S. Holder may be subject to United States federal income tax at a preferential rate where the property is held more than one year. Your ability to deduct capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

    In general, we will be a PFIC with respect to you if for any taxable year in which you hold our shares, after applying relevant look-through rules to the income and assets of certain subsidiaries:

o 75% or more of our gross income consists of passive income, such as dividends, interest, rents, royalties and gains from assets which produce passive income; or

o 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income.

    We believe that we were not a PFIC in 2003 and will not be a PFIC in subsequent taxable years. However, there can be no assurance in this regard.

    If we are a PFIC in any taxable year that you hold our shares, you will be subject to special rules with respect to:

o any excess distribution that we make to you (generally, any distributions made to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of our shares during the three preceding years or if shorter, your holding period for our shares); and

o any gain you realize on the sale, exchange, or other disposition of your shares.

Under these rules:

o the excess distribution or gain will be allocated ratably over your holding period for our shares;

o the amount allocated to the taxable year in which you received the excess distribution or realized the gain will be taxed as ordinary income;

o the amount allocated to each prior year, other than a year prior to the first year in which we became a PFIC, will be taxed at the highest United States federal income tax rate on ordinary income in effect for that taxable year; and

o the interest charge generally applicable to underpayments of tax will be imposed in respect of the resulting tax liability to each such year.

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

Information Reporting and Backup Withholding

    In general, information reporting requirements will apply to dividend payments made to you in respect of our shares and the proceeds received on the disposition of our shares paid within the United States, and in certain cases, outside of the United States, unless you are an exempt recipient such as a corporation. In addition, you may, under certain circumstances, be subject to "backup withholding" at the rate of 28% with respect to dividends paid on our shares or the proceeds of any sale, exchange or other disposition of our shares, unless you:

o are a corporation or fall within certain other exempt categories, and, when required, demonstrate this fact; or

o provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

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

    You may request a copy of these filings, at no cost, by writing or telephoning us at 1337-20, Seocho-2dong, Seocho-ku, Seoul, Korea 137-751,
Attention: Investor Relations Team, telephone number: (822) 3488-8959.

I.  SUBSIDIARY INFORMATION

Not applicable.

      ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    Our primary market risk exposures are to fluctuations in exchange rates, interest rates and equity prices. We are exposed to foreign exchange risk related to foreign currency denominated long-term debt. As of December 31, 2003, we had an aggregate of Won 8,863.7 million in Dollar-denominated bonds, Won 4,399.8 million in Dollar-denominated long-term debt (including the current portion thereof) and Won 14,141.8 million in Dollar-denominated accounts payable. We have no other significant foreign currency denominated liabilities. As of December 31, 2003, 3.1% of our bonds, 2.7% of our long-term debt (including the current portion thereof) and 7.5% of our accounts payable were denominated in Dollars. Substantially all of our revenues are denominated in Won. However, due to our limited foreign currency denominated liabilities, changes in the foreign exchange rate between the Won and the Dollar may not significantly affect us.

    As of December 31, 2003, we had cash and cash equivalents of Won 53,945.7 million. A substantial part of this amount consists of highly liquid investments with a remaining maturity at the date of purchase of less than 90 days. We have cash on hand and demand deposits of Won 1,053.5 million and short-term investments of Won 52,592.2 million. Short-term investments are primarily money market deposits and money market funds. All of these amounts are exposed to interest rate risk and will decrease in value if market interest rates should increase. A hypothetical increase in market interest rates by 10% from December 31, 2003 would cause the fair value of these instruments to decline by an insignificant amount. Due to the short duration of these investments, a change in interest rates would not have a material effect on our financial condition results of operations. Declines in interest rates over time will, however, reduce interest income related to the cash on hand and deposit accounts.

    Other than the above, we are not exposed to interest rate risk because none of our short-term and long-term borrowings has floating interests rates.

    The following analysis sets forth the sensitivity of our loss before provision for income taxes to changes in exchange rates. We made the following modeling assumptions in our sensitivity analysis:

    o The Won/Dollar exchange rate was assumed to be Won 1,192.0 to US$1.00, which was the noon buying rate in the city of New York as of December 31, 2003.

    If the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels at December 31, 2003, we estimate that our loss before provision for income taxes will increase by approximately Won 440 million in 2004.


        ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                     PART II

           ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings and we received reorganization claims from our creditors pursuant to the Corporate Reorganization Act of Korea. As of January 9, 2004, the aggregate amount of reorganization claims from our creditors which was accepted by us and approved by the court was approximately Won 637.5 billion (after excluding exempted claims of Won 7.5 billion), including Won 280.4 billion in secured claims and Won 357.1 billion in unsecured claims. According to the repayment schedule in our reorganization plan, part of unsecured claims was converted into our shares. Remaining claims will be repaid in full by the end of our reorganization plan period ending in 2013 over a repayment period ranging from five to nine years, in certain cases after a grace period of three to five years. See Note 2 to our consolidated financial statements for more details on our reorganization claims and repayment schedule.


 ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                                    PROCEEDS

    None.

                       ITEM 15 -- CONTROLS AND PROCEDURES

    (a) Disclosure Controls and Procedures. Our Receiver/Chief Executive Officer, who also performs similar functions of a chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, has concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information required to be included in our periodic SEC reports relating to us, is made known to him.

    (b) Internal Control over Financial Reporting. There have been no significant changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2003, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



                              ITEM 16 -- [RESERVED]

                  ITEM 16.A -- AUDIT COMMITTEE FINANCIAL EXPERT

    As a result of the commencement of our reorganization proceedings on March 27, 2003, our audit committee has been temporarily suspended. Instead, a statutory auditor was appointed on April 6, 2004.

                           ITEM 16.B -- CODE OF ETHICS

    We have not adopted a written code of ethics for our directors, officers and employees. We plan to adopt a code of ethics for our directors, officers and employees before the end of 2004.

               ITEM 16.C -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

    Samil PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional services and other services rendered by Samil
PricewaterhouseCoopers to us in 2002 and 2003:


                                                     2002                         2003
                                                     ----                         ----
         (a) Audit Fees(1)                      Won 568 million              Won 290 million
         (b) Tax Fees(2)                        Won 20.5 million                   --

            (1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

            (2) Tax Fees include fees billed for tax consultations, such as assistance and representation in connection with tax audits and appeals.

    All audit and allowable non-audit services, including tax services, must be pre-approved by the bankruptcy court while we are in reorganization proceedings. The bankruptcy court approved 0% of the fees described above (other than audit fees).

    During 2003, 0% of Audit-related Fees, 0% of Tax Fees and 0% of all Other Fees provided to us by Samil PricewaterhouseCoopers were approved by the bankruptcy court pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.


     ITEM 16.D -- EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

    Not applicable.

    ITEM 16.E -- PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                                   PURCHASERS

    In August 2002, we acquired 1,289,259 shares of common stock for Won 1,126.8 million upon our dissenting shareholders' exercise of the right to sell their shares to us in connection with the sale of our enterprise networks service business. After the three-for-one reverse stock split in December 2002, the number of our treasury stock decreased to 429,753 shares. We also acquired an additional 6,349 shares of common stock for Won 16.6 million as fractional shares resulted from the reverse stock split. As of December 31, 2003, we held 436,102 shares of treasury stock.

                                    PART III

                         ITEM 17 -- FINANCIAL STATEMENTS

    We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.


                         ITEM 18 -- FINANCIAL STATEMENTS

    See page F-1 to F-54 following Glossary.

                               ITEM 19 -- EXHIBITS


    Documents filed as exhibits to this annual report:

    Exhibit
    Number                                                       Description
    ------                                                       -----------
     1.1         X   Articles of Incorporation of Thrunet as amended on January 9, 2004 (English translation).
     4.1         X   Agreement on Supply and Use of GBS Circuit dated February 27, 2001, between Thrunet and Powercomm
                     (including English translation).*(2)
     4.2         X   Agreement for Improvement of Financial Structure dated September 14, 2001, between Thrunet and KDB
                     (including English translation).(3)
     4.3         X   Agreement on the Establishment of, Contribution to and General Matters relating to Korea.com dated June
                     12, 2001, between Thrunet and Korea.com Communications (including English translation).(3)
     4.4         X   Accounts Receivable Transfer Agreement dated June 29, 2001, between Thrunet and Multiplus Ltd.
                     (including English translation).(3)
     4.5         X   Trust Deed dated December 12, 2001, between Thrunet and Kookmin Bank (including English translation).(3)
     4.6         X   Beneficiary Certificates Assignment Agreement dated December 12, 2001, between Thrunet and ENS
                     Securitization Limited (including English translation).(3)
     4.7         X   Agreement on Provision and Use of Facilities dated July 21, 2001, between Thrunet and SK Telecom
                     (including English translation).(3)
     4.8         X   Subscribers and Assets Transfer Agreement dated August 31, 2001, between Thrunet and SK Telecom
                     (including English translation).(3)
     4.9         X   Agreement on Provision and Use of Telecommunication Facilities dated June 18, 2001, between Thrunet and
                     Dacom Corporation (including English translation).(3)
     4.10        X   Agreement on Provision of Transferred Facilities following Asset Transfer Agreement dated July 31,
                     2002, between Thrunet and Powercomm (English translation).(4)
     4.11        X   Agreement Supplemental to the Agreement on Provision and Use of Fiber Optic Communication Cable Facilities
                     dated January 1, 2004, between Thrunet and SK Telecom (English translation).
     8.1         X   A list of Thrunet's significant subsidiaries.
    12.1         X   Section 302 Certification of Chief Executive Officer or Equivalent pursuant to Rule 13a-14(a).
    12.2         X   Section 302 Certification of Chief Financial Officer or Equivalent pursuant to Rule 13a-14(a).
    13.1         X   Section 906 Certification required by Rule 13a-14(b) and 18 U.S.C. Section 1350.
    14.1         X   Network Service Provider License (including English translation).(1)
    14.2         X   Network Operator Designation (including English translation).(1)
    14.3         X   Network Service Provider License dated August 7, 1996 as amended on April 7, 2001 to include the
                     License for the International Private Leased Circuit (IPLC) Leasing Business from the Ministry of
                     Information and Communication (MIC) (including English translation).(2)
    14.4         X   Certificate of Registration of Transmission Network Business Operator dated May 14, 2002 (including
                     English translation).(3)
    14.5         X   Network Service Provider License dated August 7, 1996 as amended on May 24, 2002 (including English translation).(3)

------------------
* Confidential treatment has been requested. Confidential materials have been redacted and have been separately filed with the Securities and Exchange Commission.
(1) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 1999.
(2) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2000.
(3) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2001.
(4) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2002.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date: July 15, 2004





                                      KOREA THRUNET CO., LTD.



                                     By: /s/ Seog Won Park
                                         -------------------------------------
                                         Name:  Seog Won Park
                                         Title: Receiver/Chief Executive Officer

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


KOREA THRUNET CO., LTD.
INDEX
DECEMBER 31, 2002 AND 2003

                                                                                                                 Page(s)
Report of Independent Registered Public Accounting Firm   ...........................................             F - 2
Consolidated Balance Sheets as of December 31, 2002 and 2003 ........................................             F - 3
Consolidated Statements of Operations                                                                             F - 4
     for the years ended December 31, 2001, 2002 and 2003 ...........................................
Consolidated Statements of Stockholders' Equity                                                                   F - 6
     for the years ended December 31, 2001, 2002 and 2003 ...........................................
Consolidated Statements of Cash Flows                                                                            F - 10
     for the years ended December 31, 2001, 2002 and 2003 ...........................................
Notes to Consolidated Financial Statements ..........................................................            F - 12

SAMIL PRICEWATERHOUSECOOPERS                       [PRICEWATERHOUSECOOPERS LOGO]
                                                           Kukje Center Building
                                                    191 Hankangro 2ga, Yongsanku
                                                            Seoul 140-702, KOREA
                                                 (Yongsan P.O. Box 266, 140-600)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustee and Stockholders of Korea Thrunet Co., Ltd. :


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Korea Thrunet Co., Ltd. and its subsidiaries (the "Company") at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of the Company's operations and realization of its assets and payment of its liabilities in the ordinary course of business. As discussed in Note 1 to the consolidated financial statements, on March 3, 2003, the Company filed a voluntary petition for corporate reorganization, under the Korean Corporate Reorganization Act, which was approved by the Court on June 25, 2003. On January 9, 2004, the Company's reorganization plan was accepted by its creditors and equity committees, and confirmed by the Court. As a result, the receiver is now responsible for the implementation of the reorganization plan. While these factors raise substantial doubt about the Company's ability to continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers
Seoul, Korea
March 19, 2004

KOREA THRUNET CO., LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

(in millions of Korean Won and in thousands of US Dollars)

                                                                                                           (Note 3)
                                                                                                         -----------
                                                                                 2002         2003          2003
                                                                             -----------   -----------   -----------
                                                                                                         (Unaudited)
ASSETS
Current assets :
 Cash and cash equivalents                                                    W   55,226   W    53,946   $   45,256
 Accounts receivable, net of allowance for
  doubtful accounts                                                               64,920        63,808       53,530
 Other receivables, net of allowance for
  doubtful accounts                                                               52,715         4,570        3,834
 Other current assets                                                             10,386         5,726        4,804
                                                                              ----------   -----------   ----------
   Total current assets                                                          183,247       128,050      107,424
                                                                              ----------   -----------   ----------
 Property and equipment, net                                                     500,744       346,260      290,487
 Other non-current assets                                                         80,060        56,394       47,310
                                                                              ----------   -----------   ----------
   Total assets                                                                  764,051       530,704      445,221
                                                                              ----------   -----------   ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Short-term borrowings                                                            12,774         1,000          839
 Current portion of long-term debts                                              370,434       429,590      360,395
 Current portion of capital lease obligations                                         --        17,270       14,488
 Accounts payable                                                                210,601       179,841      150,873
 Accrued expenses                                                                 30,500        57,206       47,991
 Other current liabilities                                                        46,831         5,721        4,799
                                                                              ----------   -----------   ----------
   Total current liabilities                                                     671,140       690,628      579,385

 Long-term accounts payable                                                        3,695         7,445        6,246
 Long-term debts, excluding current portion                                      135,805        17,665       14,820
 Other non-current liabilities                                                    34,019        19,361       16,242
                                                                              ----------   -----------   ----------
   Total liabilities                                                             844,659       735,099      616,693
                                                                              ----------   -----------   ----------

 Commitment and contingencies

 Stockholders' equity
 Common stock of W2,500 par value, authorized
  10,000,000 shares; issued and outstanding
  1,940,881 shares in 2002 and in 2003                                           194,088         4,852         4,071
 Additional paid-in capital                                                      716,535       907,531       761,352
 Loans to employees to acquire common stock                                         (107)          (66)          (56)
 Accumulated deficit                                                            (989,981)   (1,115,569)     (935,880)
 Less: treasury stock, at cost, 10,902
  shares in 2002 and in 2003                                                      (1,143)       (1,143)         (959)
                                                                               ----------  ------------   ----------
   Total stockholders' equity                                                    (80,608)     (204,395)     (171,472)
                                                                               ----------  ------------   ----------
    Total liabilities and stockholders' equity                                 W  764,051  W    530,704   $  445,221
                                                                               ==========  ============   ==========

The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------

(in millions of Korean Won and in thousands of US Dollars, except per share amounts)

                                                                                                             (Note 3)
                                                                                                           -----------
                                                       2001              2002              2003                2003
                                                       ----              ----              ----             -----------
                                                                                                            (Unaudited)
Revenues
 Broadband Internet Access Services                  W  361,408         W   421,062       W  393,600       $   330,202
 Portal Services                                          7,724               6,079            5,182             4,347
                                                     ----------         -----------       ----------       -----------
                                                        369,132             427,141          398,782           334,549
                                                     ----------         -----------       ----------       -----------
 Cost of revenues, excluding depreciation
  and amortization
 Broadband Internet Access Services                     293,698             262,209          240,075           201,405
 Portal Services                                         11,719              24,515           16,800            14,094
                                                     ----------         -----------       ----------       -----------
                                                        305,417             286,724          256,875           215,499
 Selling, general and administrative
  expenses                                               43,040              65,004           48,150            40,395
 Depreciation and amortization                          107,026             104,646          107,565            90,239
 Impairment loss on intangible
  assets, property and equipment                         23,717              27,261           56,324            47,252
 Loss (gain) on disposition of property
  and equipment, net                                       (312)             35,660            3,005             2,521
                                                     ----------         -----------       ----------       -----------
Operating loss                                         (109,756)            (92,154)         (73,137)          (61,357)
                                                     ----------         -----------       ----------       -----------

Other income (expense)
 Interest income                                          4,466               6,847            7,264             6,094
 Interest expense                                       (72,833)            (81,259)         (56,230)          (47,173)
 Gain on foreign exchange
  transactions                                            4,714               6,317            1,500             1,258
 Loss on foreign exchange
  transactions                                           (8,584)               (562)            (215)             (180)
 Gain (loss) on disposition of
  investments, net                                       (3,164)               (965)           1,089               914
 Impairment loss on investments                          (4,593)            (28,930)          (1,165)             (977)
 Loss on retirement of bond                                   -            (129,681)               -                 -
 Gain on extinguishment of debt                               -                 870            5,738             4,814
 Others, net                                              2,008               2,654             (112)              (94)
                                                     ----------         -----------       ----------       -----------
                                                     W  (77,986)        W  (224,709)      W  (42,131)      $   (35,344)
                                                     ----------         -----------       ----------       -----------


  The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------

(in millions of Korean Won and in thousands of US Dollars, except per share amounts)

                                                                                                              (Note 3)
                                                                                                             ----------
                                                            2001              2002              2003            2003
                                                            ----              ----              ----            ----
Loss from continuing operations before taxes,
equity in loss of affiliates and minority interest      W  (187,742)        W  (316,863)      W (115,268)    $  (96,701)
  Income tax expense                                              -                 131                -              -
  Equity in loss of affiliates, net                          (8,357)             (6,215)          (5,501)        (4,615)
  Minority interest                                           1,075               2,842             (230)          (193)
                                                        -----------         -----------       ----------     ----------
Net loss from continuing operations                        (195,024)           (320,367)        (120,999)      (101,509)
                                                        -----------         -----------       ----------     ----------
Discontinued operations
  Loss from discontinued operations                         (74,052)            (51,960)               -              -
  Gain (loss) from disposals                                  6,016             (63,775)               -              -
                                                        -----------         -----------       ----------     ----------
Loss from discontinued operations                           (68,036)           (115,735)               -              -
                                                        -----------         -----------       ----------     ----------
Net loss                                                W  (263,060)        W  (436,102)      W (120,999)    $ (101,509)
                                                        -----------         -----------       ----------     ----------
Per Share Data
  Basic and diluted loss from continuing
  operations per common share                           W  (242,642)        W  (222,619)      W  (62,694)    $   (52.60)
  Basic and diluted net loss from
  discontinued operations per common share                  (84,648)            (80,423)               -              -
                                                        -----------         -----------       ----------     ----------
  Basic and diluted net loss per common
  share                                                 W  (327,290)        W  (303,042)      W  (62,694)    $   (52.60)
                                                        -----------         -----------       ----------     ----------


  The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------

                                                                        LOANS TO                  ACCUMULATED
                                                                       EMPLOYEES TO                  OTHER
(in millions of Korean Won,                             ADDITIONAL       ACQUIRE     ACCUMULATED COMPREHENSIVE TREASURY
 except share data)                       COMMON STOCK PAID-IN CAPITAL COMMON STOCK    DEFICIT   INCOME (LOSS)   STOCK     TOTAL
--------------------------                ------------ --------------- ------------  ----------- ------------- --------    -----
Balance at December 31, 2000               W  179,894     W  286,430     W  (695)   W  (289,771)   W  (8,537)   W   -   W  167,321
   Comprehensive income (loss):
     Net loss for 2001                              -              -           -       (263,060)           -        -     (263,060)
     Unrealized gains on investment
       securities, net of tax                       -              -           -              -        1,816        -        1,816
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax             -              -           -              -        9,990        -        9,990
                                                                                                                        ----------
       Total comprehensive loss                                                                                           (251,254)
                                                                                                                        ----------
   Issuance of 767,072 shares of common
     stock, net of issuance costs              76,707            727           -              -            -        -       77,434
   Issuance of warrants                             -        148,683           -              -            -        -      148,683
   Gain from issuance of stock by
      subsidiaries                                  -            217           -              -            -        -          217
   Increase in equity due to increase in
      capital of the investee                       -             42           -              -            -        -           42
  Decrease of APIC on disposition of
      subsidiaries' stock                           -         (2,090)          -              -            -        -       (2,090)
   Stock compensation expense                       -          2,482           -              -            -        -        2,482
   Collection of loans to employees to
      acquire common stock                          -              -         134              -            -        -          134
                                           ----------     ----------     -------    -----------     --------    -----   ----------
Balance at December 31, 2001               W  256,601     W  436,491     W  (561)   W  (552,831)    W  3,269    W   -   W  142,969
                                           ==========     ==========     =======    ===========     ========    =====   ==========


   The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------


                                                                        LOANS TO                  ACCUMULATED
                                                                       EMPLOYEES TO                  OTHER
(in millions of Korean Won,                             ADDITIONAL       ACQUIRE     ACCUMULATED COMPREHENSIVE TREASURY
 except share data)                       COMMON STOCK PAID-IN CAPITAL COMMON STOCK    DEFICIT   INCOME (LOSS)   STOCK     TOTAL
 ------------------                       ------------ --------------- ------------  ----------- ------------- --------    -----
Balance at December 31, 2001               W  256,601     W  436,491     W  (561)   W  (552,831)    W  3,269  W     -   W  142,969

   Comprehensive income (loss):
     Net loss for 2002                              -              -           -       (436,102)           -        -     (436,102)
     Unrealized gains on investment
       securities, net of tax                       -              -           -              -            -        -            -
     Less: reclassification adjustment for
       losses on investment securities
       included in net loss, net of tax             -              -           -              -       (3,269)       -       (3,269)
                                                                                                                        ----------
       Total comprehensive loss                                                                                           (439,371)
                                                                                                                        ----------
   Issuance of 1,302,400 shares of common
     stock by exercise of warrants, net of
     issuance costs                           130,240           (653)          -              -            -        -      129,587
   Issuance of 1,954,255 shares of common
      stock by debt to equity conversion,
      net of issuance costs                   195,423       (107,562)          -              -            -        -       87,861
   Decrease in equity due to disposition of
      subsidiaries' stock                           -            (42)          -              -            -        -          (42)
   Acquisition of treasury stock                    -              -           -              -            -   (1,143)      (1,143)
   Minority interest excess loss                    -              -           -         (1,048)           -        -       (1,048)
   Decrease due to reverse stock split       (388,176)       388,176           -              -            -        -            -
   Stock compensation expense                       -            125           -              -            -        -          125
   Collection of loans to employees to
      acquire common stock                          -              -         454              -            -        -          454
                                           ----------     ----------     -------    -----------     --------  -------   ----------
Balance at December 31, 2002               W  194,088     W  716,535     W  (107)   W  (989,981)    W      -  W(1,143)  W  (80,608)
                                           ==========     ==========     =======    ===========     ========  =======   ==========

   The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------

                                                                        LOANS TO                 ACCUMULATED
                                                                       EMPLOYEES TO                 OTHER
(in millions of Korean Won,                             ADDITIONAL       ACQUIRE     ACCUMULATED COMPREHENSIVE TREASURY
 except share data)                       COMMON STOCK PAID-IN CAPITAL COMMON STOCK    DEFICIT   INCOME (LOSS)   STOCK     TOTAL
 ------------------                       ------------ --------------- ------------  ----------- ------------- --------    -----
Balance at December 31, 2002               W  194,088     W  716,535     W  (107)   W  (989,981)   W       -  W(1,143)  W  (80,608)

   Comprehensive income (loss)                      -              -           -              -            -        -            -
      Net loss for 2003                             -              -           -       (120,999)           -        -     (120,999)
      Effect of change from consolidated
         subsidiaries                               -              -           -         (2,498)           -        -       (2,498)
                                                                                                                        ----------
      Total comprehensive loss                                                                                            (123,497)
                                                                                                                        ----------
   Capital Surplus (differences due to
      changes in interests)                         -          1,729           -              -            -        -        1,729
   Minority interest excess loss                    -              -           -         (2,091)           -        -       (2,091)
   Decrease due to reverse stock split       (189,236)       189,236           -              -            -                     -
   Stock compensation expense                       -             31           -              -            -        -           31
      Collection of loans to employees to
         acquire common stock                       -              -          41              -            -        -           41
                                           ----------     ----------     -------    -----------     --------  -------   ----------
      Balance at December 31, 2003         W    4,852     W  907,531     W   (66)   W(1,115,569)    W      -  W(1,143)  W(204,395)
                                           ==========     ==========     =======    ===========     ========  =======   ==========




   The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------

                                                                        LOANS TO                  ACCUMULATED
                                                                       EMPLOYEES TO                  OTHER
                                                        ADDITIONAL       ACQUIRE     ACCUMULATED COMPREHENSIVE TREASURY
 (in thousands of U.S. Dollars            COMMON STOCK PAID-IN CAPITAL COMMON STOCK    DEFICIT   INCOME (LOSS)   STOCK     TOTAL
 -----------------------------            ------------ --------------- ------------    -------   -------------   -----     -----
Balance at December 31, 2002               $  162,826     $  601,120     $   (90)   $  (830,521)    $      -  $  (959)  $  (67,624)
   Comprehensive income (loss)
      Net loss for 2003                             -              -           -       (101,509)           -        -     (101,509)
      Effect of change from consolidated
         subsidiaries                               -              -           -         (2,096)           -        -       (2,096)
                                                                                                                        ----------
      Total comprehensive loss                                                                                            (103,605)
                                                                                                                        ----------
   Capital Surplus (differences due to
      changes in interests)                         -          1,451           -              -            -        -        1,451
   Minority interest excess loss                    -              -           -         (1,754)           -        -       (1,754)
   Decrease due to reverse stock split       (158,755)       158,755           -              -            -        -            -
   Stock compensation expense                       -             26           -              -            -        -           26
      Collection of loans to employees to
         acquire common stock                       -              -          34              -            -        -           34
                                           ----------     ----------     -------    -----------     --------  -------   ----------
      Balance at December 31, 2003         $    4,071     $  761,352     $   (56)   $  (935,880)    $      -  $  (959)  $ (171,472)
                                           ==========     ==========     =======    ===========     ========  =======   ==========


   The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------

(in millions of Korean Won and in thousands of US Dollars)

                                                                                                             (Note 3)
                                                                                                            ----------
                                                         2001             2002              2003              2003
                                                        ------           ------            ------          -----------
                                                                                                           (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS                                               W (263,060)      W (436,102)       W (120,999)       $ (101,509)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
 CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES
 Depreciation and amortization                            160,961          164,165           107,565            90,239
 Accretion of discounts on bonds issued                    25,452           40,154            18,352            15,396
 Amortization of discounts                                      -           13,269             1,231             1,033
 Bad debt provision                                         5,039           40,904            17,725            14,870
 Provision for retirement and severance benefits            5,423            2,724             1,176               987
 Retirement and severance benefits paid                    (4,332)          (3,908)           (1,050)             (881)
 Stock compensation expense                                 2,482              125                31                26
 Contribution from the National Pension Fund                   39               45                 2                 2
 Loss on disposition of property
  and equipment, net                                        2,278           35,660             3,005             2,521
 Gain from disposal of cable TV operation, net             (8,694)               -                 -                 -
 Loss from disposal of ENS, net                                 -           63,775                 -                 -
 Loss (gain) on disposition of investments, net            (2,197)             965            (1,089)             (914)
 Gain on disposition of available-for-sale
  securities, net                                             (51)              (3)                -                 -
 Loss on valuation of available-for-sale
  securities                                                    3                -                 -                 -
 Loss (gain) on foreign exchange transactions, net          3,671           (3,343)           (1,461)           (1,226)
 Loss on valuation of forward contract                          7               35                 -                 -
 Equity in loss of cable TV operations, net                 7,849                -                 -                 -
 Equity in loss of affiliates, net                          8,357            6,215             5,501             4,615
 Loss on cancellation of contract                          28,330                -                 -                 -
 Loss on redemption of bonds                                    -          130,049                 -                 -
 Gain on extinguishment of debt                                 -           (1,238)           (5,738)           (4,814)
 Impairment loss on investments                             4,593           28,930             1,165               977
 Impairment loss on intangible assets,
  property and equipment                                   23,717           42,329            56,324            47,252
 Minority interest                                         (1,075)          (2,842)              230               193
 Miscellaneous gain, net                                        -                -              (434)             (364)
CHANGES IN OPERATING ASSETS AND LIABILITIES
 Decrease (increase) in accounts receivable               (31,039)           4,277           (12,021)          (10,085)
 Decrease (increase) in other receivables                    (724)         (75,828)           46,549            39,051
 Decrease (increase) in other current assets               (3,648)           2,748             8,357             7,011
 Decrease in accounts payable                              (1,680)         (60,477)          (22,998)          (19,294)
 Increase(decrease) in accrued expenses                     3,000          (16,885)           33,796            28,352
 Increase (decrease) in other current liabilities            (542)          52,774           (31,928)          (26,785)
                                                       ----------       ----------        ----------        ----------
NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                             W  (35,841)      W   28,517        W  103,291        $   86,653
                                                       ----------       ----------        ----------        ----------

  The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
--------------------------------------------------------------------------------

(in millions of Korean Won and in thousands of US Dollars)


                                                                                                        (Note 3)
                                                                                                      -----------
                                                            2001          2002          2003             2003
                                                           ------        ------        ------           ------
                                                                                                      (Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
 Disposition of property and equipment                    W  11,985    W  83,902     W  10,101        $   8,474
 Proceeds from sale of discontinued operation                     -      346,860             -                -
 Acquisition of property and equipment                     (259,114)     (48,456)      (15,835)         (13,284)
 Disposition of investments                                  33,033        5,978         3,023            2,536
 Acquisition of investments                                  (4,244)      (4,298)         (441)            (370)
 Disposition of cable system operators                       41,900            -             -                -
 Decrease (increase) in intangible assets
  and other assets, net                                     (36,779)      12,290        16,468           13,816
                                                          ---------    ---------     ---------        ---------

 NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       (213,219)     396,276        13,316           11,172
                                                          =========    =========     =========        =========

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from short-term borrowings and long-term debts    638,275      104,387         9,081            7,618
 Repayments of short-term borrowings and long-term debts   (343,491)    (609,872)     (124,639)        (104,563)
 Repayments of capital lease obligations                     (6,148)     (10,296)       (2,235)          (1,875)
 Decrease in other long-term liabilities                     (3,026)      (7,483)          (94)             (79)
 Issuance of stock by subsidiaries                            2,964            -             -                -
 Issuance of common stock                                    77,435            -             -                -
 Issuance cost on common stock                                    -       (1,595)            -                -
 Acquisition of treasury stock                                    -       (1,127)            -                -
 Collection of loans to employees to acquire common stock       134         (107)            -                -
                                                          ---------    ---------     ---------        ---------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       366,143     (526,093)     (117,887)         (98,899)
                                                          =========    =========     =========        =========
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        117,083     (101,300)       (1,280)          (1,074)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD             39,443      156,526        55,226           46,330
                                                          ---------    ---------     ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                W 156,526    W  55,226     W  53,946        $  45,256
                                                          =========    =========     =========        =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR
 Interest                                                 W 111,689    W  49,367     W   4,755         $  3,989
 Income taxes                                             W     972    W     952     W       -         $      -




  The accompanying notes are an integral part of these consolidated financial statements.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE COMPANY

    Incorporated in July 1996, Korea Thrunet Co., Ltd. (the "Company") is a provider of broadband Internet and portal services in Korea.

    Starting in July 1998, the Company was the first to offer broadband internet access services in Korea with its number of broadband internet subscribers of 1,312,248 and 1,301,620 and 1,293,364 as of December 31, 2001, 2002 and
    2003, respectively. The Company provides broadband Internet services via cable modem to residential area customers, small offices and home offices throughout Korea. The Company acquired the domain name "Korea.com" in March 2000 and launched its Korea.com portal services in September 2000. Korea.com is a broadband oriented mega-portal featuring multi-access capability providing a variety of services such as interactive multimedia-concentrated content services, free e-mail and other multimedia communications services and e-commerce hosting. On June 12, 2001, we established Korea.com Communications, our subsidiary, to which we transferred all of our Korea.com portal business-related assets and approximately 100 employees. We also invested approximately W12,000 million in cash. In January 2000, the Company began to provide cable television services through its cable system operator subsidiaries. However, in September 2001, the Company discontinued its cable television business by selling its six subsidiaries. Enterprise network services, which began in July 1997, consist primarily of leasing dedicated fiber optic lines to corporate customers for transmitting voice and data. The Company provides enterprise network services to corporate customers including certain major Korean telecommunications companies and offered Internet protocol-based leased line services, via dedicated fiber optic lines, to small and medium-sized enterprises and other corporate customers. As part of its enterprise network business, the Company provides co-location services by offering secure location for servers, controlled environment, monitoring and high-speed connection to the internet via fiber optic network. On October 28, 2002, the Company discontinued its enterprise network services business, except co-location service, by selling its related assets, including local fiber optic network and related equipment.

    Since its inception, the Company has experienced recurring losses and negative cash flows from operations. The Company has recorded net losses from continuing operations of W195,024 million W320,367 million and W120,999 million for the years ended December 31, 2001, 2002 and 2003, respectively. The Company's liabilities exceed its assets by W204,395 million as of December 31, 2003. Market conditions and their effect on the Company's liquidity may further restrict availability of cash which may result in the Company not making payments on its short and long-term obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

2.  REORGANIZATION PROCEEDINGS

    On March 3, 2003, the Company filed a voluntary petition for a stay order and for corporate reorganization proceedings with the Bankruptcy Division of the Seoul District Court (the "Court"). The Court ordered the commencement of the corporate reorganization proceedings on March 27, 2003 (the "Commencement") and appointed the receiver to evaluate the Company's corporate reorganization plans on the same day.

    In 2003, the Court appointed Ahn Kwon & Co., a Korean accounting firm affiliated with Deloitte Touche Tohmatsu, to perform an independent assessment of the Company's going concern value and liquidation value. Based on the report submitted by Ahn Kwon & Co. to the Court on June 21, 2003, the Company's going concern value was higher than its liquidation value. On June 25, 2003, the Court approved the Company's corporate reorganization proceedings and ordered the Company to submit a reorganization plan. The first and second assembly for creditors and equity committee were held on June 25, 2003 and November 28, 2003, respectively. On January 9, 2004, the Company's reorganization plan was accepted by its creditors and equity committee and confirmed by the Court.

    On March 6, 2003, Korea.com Communications (the "Korea.com"), our subsidiary, also filed a voluntary petition for a stay order and for corporate reorganization proceedings with the Court. The Court ordered the commencement of the corporate reorganization proceedings and appointed the receiver to evaluate the Korea.com's corporate reorganization plans on April 1, 2003. On October 15, 2003, the Court approved Korea.com's corporate reorganization plans. The Company is currently operating its business under the jurisdiction of the Bankruptcy Court.

    SUBSEQUENT EVENT - REORGANIZATION PLANS OF KOREA THRUNET CO., LTD.

    The Company filed business reorganization petition due to the aforementioned financial difficulties on March 3, 2003, which was confirmed by the Seoul District Court on March 27, 2003.

    During the restructuring proceedings, the Company continues to restructure operations to improve its ability to operate as a going concern. Furthermore, after the disposition of enterprise network services business in 2002, the Company focused on the Broadband Internet Access business. The Company improved its results of operations and minimized cash outflows by reducing discretionary expenses, such as promotion and advertising expenses, labor cost and rental costs. The reorganization plan was officially approved on January 9, 2004. Details of the Company's reorganization plan are summarized as follows:

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    A.  TERMS OF REORGANIZATION PLAN:

    1)  SECURED BORROWINGS FROM FINANCIAL INSTITUTIONS AND OTHERS

        The principal of secured borrowings is to be repaid in equal installments for six years after a three-year grace period. Interest incurred prior to the Commencement amounting to W52 million is fully exempted, whereas an interest rate of 7% is applied to the secured borrowings after the Commencement. Interest incurred during preparative period, from March 27, 2003 to January 9, 2004, is to be repaid in accordance with the approved schedule of principal redemption (the "Schedule") by Court, while interest incurred after the preparative period is to be repaid as incurred.

    2)  UNSECURED BORROWINGS FROM FINANCIAL INSTITUTIONS AND OTHERS

        15% of the total principal amount of unsecured borrowings will be redeemed through a debt-equity conversion, with the remaining principal payable in equal installments over five years after a five year grace period. Interest incurred prior to the Commencement amounting to W5,169 million is fully exempted, whereas an interest rate of 2% is applied to the unsecured borrowings after the Commencement. Due to decrease in interest rate, W33,123 million of accrued expense will be exempted. Interest incurred during preparative period to be repaid in accordance with the schedule of principal redemption, while interest incurred after the preparative period is to be repaid as incurred.

        Aggregate maturities of the Company's long-term debts after the restructuring will be:

               YEAR ENDING               SECURED          UNSECURED
               DECEMBER 31,             BORROWINGS       BORROWINGS       TOTAL
              -------------            ------------     ------------     -------

                   2004                W     14,516    W         -       W   14,516
                   2005                           -              -                -
                   2006                           -              -                -
                   2007                      40,285              -           40,285
           2008 and thereafter              201,425        173,521          374,946
                                       ------------    -----------       ----------
                                       W    256,226    W   173,521       W  429,747
                                       ============    ===========       ==========

    3)  SECURED ACCOUNTS PAYABLE

        The principal of secured accounts payable is to be repaid in equal installments for five years, and interests incurred before and after the Commencement are fully relieved.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    4)  UNSECURED ACCOUNTS PAYABLE

        Unsecured accounts payable with a principal amount of less than W20,000 million are to be repaid up to the amount of W200 million, W300 million, W1,000 million and W2,000 million during the first, second, third and fourth year under the reorganization plan, respectively. For the period of the fifth through the eighth year under the reorganization plan, the principal amount up to W3,000 million is to be repaid annually, and the remaining principal amount is to be fully repaid in the ninth year.

        For unsecured accounts payable in excess of W20,000 million, 15% of total principal amount in unsecured accounts payable will be redeemed through a debt-equity conversion. The remaining principal amount is redeemed up to W1,500 million and W2,000 million for the third and fourth year under the reorganization plan after a two year of grace period. The principal amount up to W3,000 million is annually payable in the period of the fifth through the eighth year under the reorganization plan. The remaining principal amount is fully redeemed in the ninth year of the reorganization plan. Interest incurred before and after the Commencement is fully relieved.

    5)  UNSECURED DEBTS PAYABLE TO RELATED PARTIES

        The principal amount of unsecured debts with affiliated companies are payable up to the amount of W200 million and W300 million during the first and second year under the reorganization plan, respectively. From the third through the sixth year, the principal amount up to W500 million will be redeemed annually, and the remaining principal amount is fully payable in the seventh year. Interests incurred before and after the commencement of reorganization plan are fully relieved.

        After the reorganization plan is effective, aggregate maturities of the Company's long-term accounts payable will be

               YEAR ENDING                   SECURED             UNSECURED
               DECEMBER 31,              ACCOUNTS PAYABLE     ACCOUNTS PAYABLE    TOTAL
              -------------              ----------------     ----------------   -------

                   2004                  W     5,092          W   41,500      W    46,592
                   2005                        4,420              25,724           30,144
                   2006                        4,420              24,588           29,008
                   2007                        4,420              15,079           19,499
            2008 and thereafter                4,420              40,439           44,859
                                         -----------          ----------      -----------
                                         W    22,772          W  147,330      W   170,102
                                         ===========          ==========      ===========


    6)  OTHER

        The principal of secured and unsecured security deposits received is to be repaid with the consideration from subsequent lease contract with a third party after the termination of lease contract. Interest incurred before and after the Commencement are fully relieved.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    B.  CHANGES IN SHAREHOLDER'S RIGHTS

    1)  REDUCTION OF CAPITAL BY REVERSE STOCK SPLIT

        The Company authorized a forty-for-one reverse stock split. As a result, the Company decreased 75,694,379 common stock issued and outstanding to 1,940,881 and decreased from W194,088 million common stock at par value to W4,852 million. The reverse stock split has been reflected in the 2003 financial statements. Any fractional shares resulting from the reverse stock split will be disposed and the proceeds will be proportionally distributed to corresponding shareholders.

    2) RETIREMENT OF SHARES OWNED BY THE LARGEST SHAREHOLDER, ITS AFFILIATES, AND RELATED PARTIES

        Pursuant to the reorganization plan, an aggregate number of 1,097,887 shares out of 1,940,881 total common shares as of January 9, 2004, that are owned by the largest shareholder, its affiliates and related parties will be retired without any consideration.

    3)  CANCELLATION OF STOCK OPTIONS AND WARRANTS

        Warrants that were attached with the bonds before the Commencement amounting to W58,537 million, and stock options granted to directors and employees before the Commencement amounting to W5,582 million, will be effectively cancelled subsequent to January 9, 2004.

    C.  PRO FORMA BALANCE SHEETS

        If the restructuring plan had been effective as of December 31, 2003, the condensed balance sheets would be as follows;


       (in millions of Korean Won)

       Current assets                                                                   W   128,049
       Non-current assets                                                                   402,655
                                                                                        -----------
       Total assets                                                                         530,704
                                                                                        -----------
       Current liabilities                                                                  107,404
       Non-current liabilities                                                              554,557
       Stockholders' equity                                                                (131,257)
                                                                                        -----------
       Total liabilities and stockholders' equity                                       W   530,704
                                                                                        -----------

        In addition, the Company will recognize a gain of W62,207 million in 2004 due to debt to equity swap and debt extinguishment.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    REORGANIZATION PLANS OF KOREA.COM

    Korea.com filed a voluntary petition for a stay order and for corporate reorganization proceedings with the Court on March 6, 2003, which was confirmed by the Seoul District Court on April 4, 2003. The Korea.com reorganization plan was approved on October 15, 2003. The effects of the reorganization plan are reflected in financial statements.

    A.  REDEMPTION OF DEBTS

    1)  UNSECURED ACCOUNTS PAYABLE

        The total principal amount of unsecured accounts payable is W6,927 million. For the first year W266 million is payable and W1,665 million is payable annually from 2005 to 2008.

    2)  UNSECURED ACCOUNTS PAYABLE TO RELATED PARTIES

        The total principal amount of accounts payable to related parties is W769 million. The principal amount of accounts payable to related parties, is to be repaid equally in equal installments for five years after a five-year grace period.

    B.  CHANGES IN SHAREHOLDERS' RIGHT

    1)  RETIREMENT OF SHARES OWNED BY THE LARGEST SHAREHOLDER, KOREA THRUNET

        Pursuant to the reorganization plan of Korea.com, 31,500,000 shares which were held by Korea Thrunet Co., Ltd. out of the total number of share of 35,000,000 are retired without any consideration.

    2)  REDUCTION OF CAPITAL BY REVERSE STOCK SPLIT

        Subsequent to the retirement of stocks, Korea.com authorized a ten-for-one reverse stock split. As a result, the Company decreased the number of shares from 6,562,500 common stock issued and outstanding to 656,250 at par value of W1,000 and common stock amounts decreased from W6,563 million to W656 million.

        At December 2, 2003, as a result of retirement of stock and reverse stock split, the Company's ownership interest in Korea.com Communications was reduced from 91.95% to 53.47%.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    CONSOLIDATED SUBSIDIARIES

    The consolidated financial statements include the accounts of Korea Thrunet Co., Ltd. and its subsidiaries. The following table reflects the Company's ownership percentages and acquisition dates of its consolidated subsidiaries as December 31, 2003.

                SUBSIDIARY                ACQUISITION        PERCENTAGE OWNERSHIP            PRIMARY BUSINESS
                ----------                   DATE            --------------------            ----------------
                                          -----------       2002           2003
     Korea.com Communications              June 2001        91.95%         53.47%             Portal Service
     Multiplus Limited                     June 2001         5.00%          5.00%         Special Purpose Entity
                                                                                                 ("SPE")
     ENS Securitization Limited            Dec. 2001            -             -                    SPE

    The operations of Multiplus Limited and ENS Securitization Limited are included in the consolidation of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. As neither of the subsidiaries qualify as a true sale, thus the operations of the SPE were consolidated based on SFAS No. 140. ENS had no activity during 2003.

    On June 29, 2001, the Company established Multiplus Ltd. ("Multiplus"), a special purpose entity ("SPE"), in order to transfer rights to future receivables to be held by the Company. These receivables reflect four years of broadband internet access service that will be paid by the Company's customers with credit cards issued by three designated credit card. Kookmin Bank led the syndication of this transaction. The transaction was consummated on June 29, 2001. Multiplus has outstanding capital stock of W10 million as of December 31, 2003. The Company recorded W22,559 million as current portion of long-term debts that are collateral for the Company's obligation.

    All significant inter-company balances and transactions have been eliminated in consolidation. Investments in affiliated companies where the Company has the ability to exercise significant influence are accounted for by the equity method of accounting. Investments in other investee companies are accounted for using the cost method of accounting.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION
    The accounting and financial reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("U. S. GAAP").

    PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of Korea Thrunet Co., Ltd., and its majority owned subsidiaries. Equity investments of 20 to 50% ownership interests or where the Company has the ability to exercise significant influence over the investee are accounted for using the equity method of accounting and are reported in "Investments." The Company's proportional share of earnings and losses of these companies are included in "Equity in net loss of affiliates." Investments of less than 20% ownership interests are carried at cost. All significant inter-company transactions and balances have been eliminated in consolidation.

    The FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. was issued by the FASB in January 2003. FIN 46 requires variable interest entities ("VIEs") to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs' activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective January 1, 2004 for VIEs created prior to February 1, 2003.

    Any gain or loss resulting from changes in equity of consolidated investees that change the Company's relative ownership interest in such investees is recorded in "Additional paid-in capital."

    USE OF ESTIMATES
    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

    In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company's operating plans call for obtaining certain amounts of short-term financing during the year. If such financing is not available, the Company may be required to make significant changes to its operating plans. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    CASH AND CASH EQUIVALENTS
    Cash and cash equivalents are comprised of cash on hand, demand deposits, money market deposits accounts, and money market funds. All such amounts have an original maturity of 90 days or less. Other current assets and other non-current assets include W2,238 million and W10,097 million, respectively, of restricted cash at December 31, 2002, and W4,674 million and W8,448 million of restricted cash at December 31, 2003.

    ALLOWANCE FOR DOUBTFUL ACCOUNTS
    The allowance for doubtful accounts is based on management's estimate of the uncollectible portion of the Company's accounts receivable balance based on analyses of historical bad debt experience, customer credit worthiness, current economic trends and changes in customer payment terms.

    VALUE - ADDED TAXES
    Under the Korean value-added tax ("VAT") system, the Company pays a 10% VAT on the purchase of most goods and services, and receives VAT from its customers equal to 10% of revenue. The VAT the Company collects from the customers must be remitted to the Korean government, offset by the VAT the Company has paid to its suppliers. To the extent the Company has paid its suppliers and vendors more VAT than it has received from its customers, the net amount is recorded as prepaid value-added taxes. If more VAT is received from customers than is paid to vendors and suppliers, the net amount is recorded as a current liability.

    PROPERTY AND EQUIPMENT
    Property and equipment are stated at acquisition cost, net of accumulated depreciation. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided on the straight-line method based on estimated useful lives as follows:

                                                                                  ESTIMATED USEFUL LIVES
                                                                                  ----------------------
    Buildings                                                                             40 years
    Communication circuit equipment                                                     6~15 years
    Transmission and communications equipment                                            3~6 years
    Furniture, tools and vehicles                                                        5~8 years

    Certain costs incurred during the construction and installation period of the Company's property and equipment are capitalized.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    LONG-LIVED ASSETS
    Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the group of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Company reports an asset to be disposed of at the lower of its carrying value or fair value less cost to sell.

    STOCK-BASED COMPENSATION
    The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

    DISCOUNTS ON DEBENTURES
    Discounts on debentures are amortized to interest expense using the effective interest rate method over the repayment period of the debentures.

    RETIREMENT AND SEVERANCE BENEFITS
    Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The Company's estimated liability under the plan, equal to the amount which would be payable assuming all employees were to resign as of December 31, 2002 and 2003, has been accrued in the accompanying consolidated financial statements. Under the National Pension Scheme of Korea, through March 31, 1999, the Company was required to transfer a certain percentage of retirement benefits of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount payable to the employees when they leave the Company and is reflected as a direct deduction from the retirement and severance benefits liability

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    REVENUE RECOGNITION
    Monthly customer subscription fees for broadband Internet service are recognized as revenue in the period services are provided. Included in subscription revenues are fees related to the rental of cable modems to customers in connection with subscription contracts. Through 1999, the Company recognized installation fees, and related installation costs, as revenues and operating costs upon origination of service to customers. Beginning January 1, 2000, in accordance with SAB 104, installation fees and the related installation costs up to an amount not exceeding installation fees, are deferred and recognized as revenue and operating costs over the estimated customer retention period of 4 years.

    Subscriber service fees are recognized as revenue in the period in which the services are provided to the customers. Installation revenue is recognized when the service is performed, to the extent of direct selling costs, with any revenue in excess of those costs deferred and recognized as income over the estimated average customer relationship period of 4 years.

    FOREIGN CURRENCY TRANSACTIONS
    Monetary assets and liabilities denominated in a foreign currency are converted into Korean Won at W1,200.4 to US$1.00 and W1,197.8 to US$1.00 the equivalent rates of exchange as of December 31, 2002 and 2003, respectively. Revenue, expenses, gains and losses from foreign currency transactions are converted at the exchange rate in effect on the date on which the transaction occurred. All foreign exchange transaction gains and losses are included in the results of operations.

    INCOME TAXES
    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

    LOSS PER SHARE
    Basic and diluted earnings (loss) per common share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the fiscal year, which is, 803,753, 1,439,082 and 1,929,979 shares for the years ended December 31, 2001, 2002, and 2003, respectively. The warrants issued and stock options granted in 2000 and 2001 were not included in the calculation of loss per share for the years ended December 31, 2001, 2002 and 2003 as their effect was anti-dilutive.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    COMPREHENSIVE INCOME (LOSS)
    The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income with respect to the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. This information is presented in the accompanying consolidated statements of stockholders' equity and comprehensive income (loss).

    RECLASSIFICATIONS
    Certain amounts in the 2001 and 2002 financial statements have been reclassified to conform to the current year's presentation.

    RECENT ACCOUNTING PRONOUNCEMENTS
    In May of 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. As a result, gains and losses from extinguishment of debt will be classified as extraordinary items only if they are determined to be unusual and infrequently occurring items. SFAS No. 145 also requires that gains and losses from debt extinguishments, which were classified as extraordinary items in prior periods, be reclassified to continuing operations if they do not meet the criteria for extraordinary items. The provisions of SFAS No. 145 will be effective for our fiscal year beginning January 30, 2003. The Company will apply the provisions of this statement for all debt extinguishments going forward, and has reclassified past restructuring gains to other income.

    In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002.

    On January 1, 2003, the Company adopted SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The adoption of SFAS No. 146 did not have a significant impact on its consolidated financial position or results of operations.

    In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") Guarantor's Accounting and is closure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company's annual

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    financial statements for the year ended December 31, 2002. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations.

    On January 17, 2003, the FIN 46 Consolidation of Variable Interest Entities, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "Special purpose entities ("SPEs")." The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

    In December 2003, the FASB released a revision of FIN No. 46 ("FIN No. 46R") in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changed the definition of a variable interest. The Company as a foreign private issuer is required to apply either FIN 46 or FIN 46R to variable interest entities ("VIEs") created after January 31, 2003. The Company is also required to apply FIN 46R to the VIEs which existed prior to February 1, 2003 in 2004. Certain special purpose companies
    (SPC) established by the Company, have been consolidated from the date of their establishment. There is an entity created before February 1, 2003, other than the aforementioned consolidated SPCs, for which is reasonably possible that the Company will be deemed a primary beneficiary upon the application of FIN 46R to the entity in 2004. It is a joint venture established to operate wireless telecommunication services in a country outside of Korea. With respect to the Company's involvement in the entity, the Company's maximum exposure to loss was approximately W26.6 billion as of December 31, 2003. The Company has not completed the evaluation of the effect of the application of FIN No. 46R in 2004.

4. BASIS OF TRANSLATING FINANCIAL STATEMENTS (UNAUDITED)

    The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, certain Korean Won amounts are expressed in United States dollars at the rate of W1,192.0 to US$1.00, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2003. The US dollar amounts are unaudited and should not be construed as representation that the Korean Won amounts shown could be converted into U.S. dollars at this or any other rate.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

5.  DISCONTINUED OPERATION

    On July 2001, the Company announced its decision to dispose of the entire cable television business, which includes six subsidiaries, by the end of 2001. The Company recognized an aggregate gain of W6,016 million, net of income tax of W2,678 million from the disposition of its subsidiaries. The book value of the subsidiaries at the date of sale totaled W41,583 million. The dispositions of the six system operations were considered as a disposal of a business segment and were accounted for under the provisions of APB No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." For the period from the measurement date to the disposal date, operating loss from the cable television business amounted to W7,849 million.

    On October, 2002, the Company sold and recognized an aggregate loss of W63,775 million from the disposition of its related property and equipment to SK Global. The book value of the property and equipment at the date of sale totaled W410,635 million. The dispositions of the related assets were considered as a disposal of a business segment and was accounted for under the provisions of SFAS No.144, "Accounting for the Impairment or Disposal of a Long-lived Assets" which superceded APB Opinion No. 30. Operating loss from the discontinued operations amounted to W51,960 million in 2002.

    The operating results of the cable television business and enterprise network service business are shown separately as discontinued operations in the accompanying consolidated statement of operations. The consolidated statements of operations for 2001 and 2002 have been restated to show the operating results of the enterprise network service business separately. Tax benefits for the loss from discontinued operations were W2,678 million in 2001 and nil in 2002.

    The net losses from cable television business and enterprise network service business for the year ended 2001 and 2002 were as follows:

                                                                     2001             2002
                                                                -------------    --------------
    (in millions of Korean Won)
       Cable television                                         W       7,849    W            -
       Enterprise network services                                     68,881            51,960
                                                                -------------    --------------
       Total loss from discontinued operation                   W      76,730    W       51,960
                                                                =============    ==============

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

6.  ACCOUNTS RECEIVABLE

    Accounts receivables at December 31, 2002 and 2003 are summarized as follows:

                                                                  2002               2003
                                                             --------------    -------------
   (in millions of Korean Won)
   Accounts receivable-trade                                 W       80,985    W      92,061
   Allowance for doubtful accounts                                  (16,065)         (28,253)
                                                             --------------    -------------
   Balance at end of year                                    W       64,920    W      63,808
                                                             ==============    =============

    Changes in allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

                                                 2001           2002            2003
                                             -----------    -----------    -------------
   (in millions of Korean Won)
   Balance at beginning of year              W     3,743    W     8,361    W      16,065
   Write-offs                                          -              -             (961)
   Provision for the year                          4,618          7,704           13,149
                                             -----------    -----------    -------------
   Balance at end of year                    W     8,361    W    16,065    W      28,253
                                             ===========    ===========    =============


7.  OTHER RECEIVABLES

    Other receivable at December 31, 2002 and 2003 are summarized as follows:

                                                                   2002               2003
                                                               -------------       ------------
   (in millions of Korean Won)
   Accounts receivable-other                                   W      74,768       W     23,449
   Discounted present value                                             (275)               (58)
   Allowance for doubtful accounts                                   (21,778)           (18,821)
                                                               -------------       ------------
   Balance at end of year                                      W      52,715       W      4,570
                                                               =============       ============

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    Changes in allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

                                                2001           2002             2003
                                             -----------    -----------    -------------
   (in millions of Korean Won)

   Balance at beginning of year              W         -    W        78    W      21,778
   Write-offs                                          -              -           (5,641)
   Provision for the year                             78         21,700            2,684
                                             -----------    -----------    -------------
   Balance at end of year                    W        78    W    21,778    W      18,821
                                             ===========    ===========    =============

8.  PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 2002 and 2003 consisted of the following:

                                                                     2002                             2003
                                                                ----------------                  ---------------
      (in millions of Korean Won)
      Land                                                      W         12,252                  W        12,252
      Buildings                                                           17,878                           17,878
      Communication circuit equipment                                    166,878                          144,258
      Transmission and communications equipment                          532,609                          434,105
      Furniture, tools and vehicles                                       10,735                            9,207
      Construction-in-progress                                             3,532                           11,359
                                                                ----------------                  ---------------
                                                                         743,884                          629,059
   Less accumulated depreciation                                        (243,140)                        (282,799)
                                                                ----------------                  ---------------
   Property and equipment, net                                  W        500,744                  W       346,260
                                                                ================                  ===============

    Depreciable assets are insured against fire and other casualty losses up to W246,863 million at December 31, 2003. As of W268,488 million of the Company's property and equipment is pledged as collateral for certain short-term borrowings and long-term debt.

    During 2002, the Company disposed of its Hybrid Fiber Coaxial (the "HFC") leased-line, land and building, enterprise network equipment and others. On August 6, 2002, a sales contract with Powercomm for the HFC lease-line was completed resulting in a loss of W41,487 million. On August 9, 2002, a sales contract with Carlyle Korea Special Purpose Company for the land and buildings was completed resulting in a gain of W6,203 million. The
    Company also recognized a loss of W376 million on sale of miscellaneous assets. On October 28, 2002, a sales contract with SK

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    Networks regarding its enterprise network business was completed resulting in a loss of W63,775 million.

    During 2003, the Company recognized a loss of W51 million on sale of tools with a carrying value of W53 million. On December 31, 2003 a sales contract with SK Networks for Communication circuit equipment and transmission and communications equipment used for enterprise network business in carrying value of W13,037 million was disposed resulting in a loss of W2,954 million.

    For the year ended December 31, 2002, the Company recognized an impairment loss of W17,467 million as the carrying amount of equipment was not recoverable.

    For the year ended December 31, 2003, the Company recognized an impairment loss of W55,272 million on tangible assets. As part of the reorganization proceeding, the Court required the Company to evaluate all fixed assets. During this process the Company identified W28,094 million related to the abandonment of obsolete assets.

9.  PLEDGED ASSETS

    The Company pledged W299,571 million in assets and W280,500 million in 2002 and 2003, respectively, as collateral for W350,488 million and W280,500 million of liabilities in 2002 and 2003, respectively. The pledged assets are primarily comprised of fixed assets. All rights to exercise collaterals, referred to above, were cancelled when the Company entered into the reorganization proceedings on March 27, 2003.


10. LEASE :

    The Company is obligated under various capital leases for equipment as of December 31, 2002 and 2003. Equipment and related accumulated depreciation recorded under capital leases as of December 31, 2002 and 2003 are summarized as follows:

                                                                   2002           2003
        (in millions of Korean Won)
        Transmission and communications equipment             W    36,012    W    34,068
        Accumulated depreciation                                  (19,895)       (26,249)
                                                              -----------    -----------
                                                              W    16,117    W     7,819
                                                              ===========    ===========

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    Future minimum capital lease payments as of December 31, 2003 are as follow:


         (in millions of Korean Won)

                                    FISCAL YEAR                                 AMOUNTS
                                    -----------                            ----------------
                                        2004                                W        19,193
                                        2005                                          2,333
                                        2006                                          1,384
                                        2007                                              5
                                                                            ---------------
          Total minimum lease payments                                               22,915
          Less : interest                                                            (2,192)
                                                                            ---------------
          Present value of minimum lease payments                                    20,723
          Less : current portion of capital lease obligations                       (17,270)
                                                                            ---------------
          Capital lease obligations, excluding current portion              W         3,453
                                                                            ===============


11. SHORT-TERM BORROWINGS

    Short-term borrowings at December 31, 2002 and 2003 consists of the following :

             (in millions of Korean Won)               2002            2003
                                                 ---------------  --------------
             General Loans
               Korea Exchange Bank                W        3,000   W           -
               Jeil Mutual Saving Bank                     8,774               -
               Dacom Corporation                           1,000           1,000
                                                  --------------   -------------
                                                  W       12,774   W       1,000
                                                  ==============   =============

    The weighted average interest rates of short-term borrowings were 10.14% and nil at December 31, 2002 and 2003.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

12. LONG-TERM DEBTS

    As a result of the Company entering reorganization proceedings, certain covenants were violated. In accordance with debt agreements these liabilities are due on call and are therefore classified as current liabilities.

    Long-term debts outstanding as of December 31, 2002 and 2003 are summarized as follows:

    (in millions of Korean Won)                                                     2002               2003
                                                                                ------------      --------------
     WON DENOMINATED LOANS:
     Secured bonds                                                              W    146,652       W     153,905
     Unsecured bonds                                                                 124,453             123,500
     Unsecured loans, representing obligations principally to banks                   86,774              20,823
                                                136,282
                                                434,510
                                                153,905
     Secured loans, representing obligations principally to banks                    136,820             136,282
                                                                                ------------       -------------
                                                                                     494,699             434,510
                                                                                ------------       -------------
        Less : Current portion                                                      (366,025)           (425,190)
        Less : Discount on bonds issued                                               (1,752)               (519)
                                                                                ------------       -------------
                                                                                     126,922               8,801
                                                                                ------------       -------------

     US DOLLAR DENOMINATED LOANS:
     Secured bonds                                                                     8,883               8,864
     Secured loans, representing obligations principally to banks                      4,409               4,400
                                                                                ------------       -------------
                                                                                      13,292              13,264
                                                                                ------------       -------------
        Less : Current portion                                                        (4,409)             (4,400)
        Less : Discount on bonds issued                                                    -                   -
                                                                                ------------       -------------
                                                                                       8,883               8,864
                                                                                ------------       -------------
                                                                             W       135,805       W      17,665

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    On July 27, 2000, the Company issued 5th convertible bonds with total principal amount of W100,000 million for cash of W99,696 million which were to be redeemed on July 27, 2003. The bonds had a coupon interest rate of 2.0% per annum, payable on a quarterly basis starting at the end of the first quarter after the issuance date. However, for all or a portion of the bonds that were not converted into the Company's common shares, additional compound interest at a rate of 6.0% per annum, calculated on a quarterly basis from the issuance date to the redemption date, would be payable on the redemption date. The bonds were convertible into the Company's shares of common stock from July 27, 2001 to July 26, 2003, and the conversion price would be the lowest of (a) the average of the following amounts: (i) the weighted average of the daily market share prices for the one-month period from one day prior to the date of determination per the Company's minutes; (ii) the weighted average of the daily market share prices for the one-week period from the date of determination per the Company's minutes; and (iii) the latest closing price that can be obtained before the year end; (b) the average of the following amounts: (i) the weighted average of the daily market share prices for the one-month period prior to the first date of conversion date July 27, 2001; (ii) the weighted average of the daily market share prices for the one-week period prior to July 27, 2001; and (iii) the latest closing price that can be obtained before the year end; or (c) the latest closing price that can be obtained before the year end which is W2,150 at December 29, 2001.

    In 2002, the Company modified the contract with Korea Development Bank, the holder of the 5th convertible bond by fixing the conversion price at W1,136 in accordance with modified contract at August 28, 2002. Aforementioned conversion price was agreed with Korea Development Bank in accordance with assignment of convertible bonds attached contract dated August 28, 2002. The 5th convertible bonds agreement contains debt covenants. At December 31, 2002, the Company was in breach of the debt covenant. Under the terms of the agreement, the lender may call the loan if the Company was in violation of any restrictive covenants. As of December 31, 2002, the lender did not waived capital requirement, and accordingly W100,000 million of convertible bonds had been reclassified to current portion of convertible bonds.

    At March 21, 2002, the Company issued 20th convertible bond with total principal amount of W952 million for cash of W833 million, which were to be redeemed on March 21, 2005. The bonds had a coupon interest rate of 4.0% per annum, payable on an annual basis starting at the end of the first year after the issuance date. However, for all or a portion of the bonds that were not converted into the Company's common shares, additional compound interest at a rate of 12.0% per annum, calculated on an annual basis from the issuance date to the redemption date, would be payable on the redemption date. The bonds were convertible into the Company's shares of common stock from June 22, 2002 to February 21, 2005, at the conversion price of W100 thousand. None of this had been exercised for the period ended December 31, 2002.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
--------------------------------------------------------------------------------

    On January 26, 2001, the Company issued bonds with warrants with par value of US $70 million to Softbank, W59,200 million to Naray and W76,960 million to TriGem. The exercisable warrants entitle Softbank, Naray and TriGem to acquire 828,800, 592,000 and 792,600 shares of the Company's common stock, respectively. All shares were exercisable at an exercise price of W100 thousand per share from January 27, 2001 through January 26, 2006. For financial reporting purpose, the portion of the proceeds allocable to the warrants, in the amount of W148,682 million had been recorded as additional paid-in-capital.

    On February 28, 2002, Softbank, Naray and TriGem exercised their warrants to acquire 828,800, 296,000 and 177,600 shares of the Company's common stock, respectively. Pursuant to the original agreement, Softbank, Naray and TriGem elected to tender their bonds to the Company with par value equal to the exercise price of the warrant. At the time of the issuance, the par value of the US $70,000 thousand bond issued to Softbank was equivalent to W82,880 million. The value of Korean Won had subsequently depreciated against U.S. dollar. At the time of the exercise, US $62,600,000 was equivalent to W82,880 million in accordance with the exchange rate published by the Korea Financial Telecommunications and Clearing Institute on the day immediately preceding the date of exercise. To compensate Softbank for the difference between the par value of the bond surrendered and the exercise price of its warrants, the Company issued a par value of US $7,400 thousand debenture at the exact same term as the bond surrendered to Softbank. All of the Company's 654,183 of cable modems as well as 35,000,000 shares of Korea.com Communications were pledged as collateral. The Company recognized loss of W81,029 million, net of income tax benefit of W61 million on the early retirement of the bonds.

    On August 2002, the Company entered into an agreement to exercise a debt to equity conversion on the bonds with warrant held by Tri-Gem and Naray. The conversion took place on August 2002, with the Company issuing 1,302,816 and 651,408 shares of common stock at W45 thousand per share in exchange for par value W59,200 million and W29,600 million of the bonds with warrants. The Company recognized loss of W48,014 million on the early retirement of the bonds. Warrants to purchase 296,000 shares of common stock at revised exercise price of W300 thousand per share remain outstanding.

    Accretion of bond discount was W3,922 million and W1,549 million for the years ended December 31, 2001 and 2002, respectively. These amounts were recorded as interest expense.

    On September 14, 2001, in connection with plant and equipment loans, debentures and convertible bonds, the Company entered into a comprehensive agreement on financial structure improvement with Korea Development Bank. In addition to the contract, Korea Development Bank added supplementary article on May 31, 2002 concerning grace of payment and related requirements. In an event of default, the Korea Development Bank may not provide additional loans and may demand immediate payment of existing loans. As of December 31, 2002, the Company was in breach of certain debt covenants and the lender had not waived capital requirement of plant and equipment

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------
loans. Accordingly W132,650 million of long-term debt had been reclassified to current portion of long-term debt.

On August 14, 2000, the Company entered into a vendor financing agreement with CISCO of 35 million U.S. dollars, which was available until December 31, 2000, and an additional 40 million U.S. dollars, reduced from an initial available amount of 80 million U.S. dollars, available starting January 1, 2001 until December 31, 2001. This financing arrangement was for purchase of networking and telecommunications equipment from CISCO. Repayment terms stipulate that principal and interest were payable in 16 consecutive quarterly installments from the last day of availability period for vendor financing. For the first 8 consecutive quarterly installments, 3.75% of total drawn amount was required to be paid and 8.75% for the last 8 consecutive quarterly installments. The Company paid a one-time underwriting fee of 0.75% of the total available credit totaling US$862,500 which was recognized as expense during the available period for 2000 and 2001. Additionally, the Company was required to pay commitment fees of 1% per year on the average daily unused balance of the total available credit. As a result of such vendor-financing contract, the Company had purchased machinery and equipment in amount of approximately US$11,116 and US$14,479 in 2000 and 2001, respectively. Available period to benefit from such contract was over by the end of 2001 however comprehensive agreements related to the repayment of outstanding balance remain. In any event of default on the agreements, the Company was required to transfer the assets that were purchased from CISCO and all right, title and interest in the assets to CISCO. The vendor financing agreement contains certain debt covenants. At December 31, 2001, the Company was in breach of the debt covenant. In addition, subsequent to December 31, 2002, the Company failed to pay US$3,673,253 to CISCO at its due date, February 28, 2003. Under the agreement, CISCO had the ability to call the outstanding debt or require the Company to return the Company to return the equipment purchased from them.

On June 12, 2001, the Company obtained an asset-backed loan in the amount of W150 billion from five major financial institutions including Kookmin Bank (the "Banks") and had pledged certain receivables expected to be generated from future broadband Internet services revenue from 2001 to 2005 amounting to approximately W210 billion as collateral. The loan agreement contained covenants requiring the Company to maintain a debt to equity ratio less than 5:1 at each fiscal year end. At December 31, 2002, the Company was in breach of the debt covenants. Under the terms of the agreement, the lender can call the loan if the Company was in violation of any restrictive covenants. At the end of 2002, the lender did not waived capital requirement of asset-backed loans, and accordingly, entire long-term debt had been reclassified to current portion of long-term debt.

During 2001, the Company obtained an asset-backed security in the amount of W120 billion with interest rates of 8.5% per annum from Kookmin Bank, and had pledged certain receivables expected to be generated from future enterprise network services revenue from 2001 to 2005 amounting to approximately W246 billion as collateral. On October 28, 2002, the Company repaid the total debt and recognized a loss of W637,432 million, net of income tax benefit of W269,299 million.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

Upon approval of the reorganization petition by the court on March 27, 2003, any enforcement of collection of debts and legal proceedings were suspended.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

     The aggregate annual maturities of long-term debt outstanding as of December 31, 2003 were as follows :

                                                              WON             US DOLLAR
                                                          DENOMINATED        DENOMINATED
     (in millions of Korean Won)                             LOANS             LOANS               TOTAL
                                                          -----------        -----------           -----
     For the years ending December 31,
        2005                                                W  8,867          W     -            W   8,867
        2006                                                       -            8,864                8,864
                                                            --------          -------            ---------
                                                            W  8,867          W 8,864            W  17,731
                                                            ========          =======            =========

13.  RETIREMENT AND SEVERANCE BENEFITS


     Other non-current liabilities include the liability for retirement and severance benefits at December 31, 2002 and 2003 are as follows:


     (in millions of Korean Won)                                    2002               2003
                                                                    ----               ----
     Balance, beginning of period                                 W  3,964            W  2,779
     Severance plan expense                                          2,723               1,176
     Plan payments                                                  (3,908)             (1,049)
                                                                  --------            --------
                                                                     2,779               2,906
                                                                  --------            --------

     Cumulative transfer to National Pension
       Fund, net                                                       (33)                (31)
     Payments made to severance insurance deposit
       fund                                                           (413)               (396)
                                                                  --------            --------
     Balance, end of period                                       W  2,333            W  2,479
                                                                  ========            ========


     Payments made to the severance insurance deposit fund are used to reduce the Company's accrued severance benefit liabilities. As of December 31, 2003, the amount placed to the severance insurance deposit fund was 13.61% of the Company's total severance benefit liability. The beneficiaries of the severance insurance deposit are the Company's employees.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

14.  COMMITMENTS AND CONTINGENCIES

     The Company has provided total 6 promissory notes to creditors as collaterals as of December 31, 2003.

     As of December 31, 2003, the Company entered into overdraft agreement up to W2,000 million with Hanmi Bank. In relation to the overdraft agreement, the Company has provided bank deposits amounting to W2,000 million as collateral to Hanmi Bank.

     In 1997, the Company entered into a three-year Internet System License Agreement with Microsoft to provide Microsoft Internet System License and technical support to the Company. In accordance with the agreement, until 2000, the Company has paid Microsoft a percentage of the gross monthly subscriber fees resulting from the Company's broadband Internet services. In late 2000, the Company renewed the agreement and modified the terms whereby, effective 2001, the Company shall pay Microsoft a certain fixed amount per the Company's number of subscribers. This agreement was renewed for an additional 2 years in September 2003. During 2001, 2002 and 2003 the Company paid W4,039 million W3,586 million and W2,519 million respectively, under this agreement.

     In June 1997, the Company entered into a long-term agreement with Korea Electric Power Corporation ("KEPCO") under which the Company utilizes KEPCO's network infrastructure, including KEPCO's fiber optic network and other ancillary facilities (such as telecommunications ducts, electric poles, and installation space in buildings). In early 2000, the long-term agreement with KEPCO related to fiber optic network and ancillary facilities excluding electric poles was transferred to Powercomm to provide leasing of network lines owned by KEPCO. The Company pays a usage-based fee equal to a fixed percentage of the Company's monthly enterprise network services revenues for the use of the fiber optic network and certain other usage-based fees for the use of the ancillary facilities. The agreements with KEPCO and Powercomm are automatically renewed unless cancelled by either the Company, KEPCO or Powercomm. In January 2001, the Company entered into an agreement with Powercomm, under which the Company agreed to pay a monthly minimum usage fee for the Company's use of Powercomm's line facilities and dark fiber and to pay a part of the lease fees requested by Powercomm in settlement of the disagreement. This agreement also supplements the Agreement Concerning Provision of Facilities dated June 1997, an earlier agreement with Powercomm concerning Powercomm's provision of line facilities and dark fiber. Under this supplemental agreement, the Company agreed to lease Powercomm's line facilities and dark fiber for a minimum period of three years from the date on which we commence using those line facilities or dark fiber. The Company must pay a monthly usage fee which is determined based on the length and the bandwidth of line facilities and the number of dark fibers used by the Company during the relevant month. The fee and term provisions became effective retroactively from July 2000.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

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

     The network facilities include cable television electrical transmission network, HFC network, cable modem termination system, dynamic host configuration protocol servers and fiber optic gigabit switch. The period of this agreement is three years from February 27, 2001 and shall be extended for another three years unless a party demands to terminate or amend this agreement in writing. Under this agreement, the Company should pay a fixed amount of basic fees depending on the area, and monthly fees per subscribers. During 2001, 2002 and 2003, the Company paid
     W40,266 million W53,215 million and W58,408 million, respectively, under these agreements.

     In January 2001, the Company entered into another agreement with Powercomm, which supplements the Agreement Concerning Provision of Facilities dated June 1997 and the Agreement on Provision of Line Facilities and Dark Fiber dated January 2001. Under this agreement, Powercomm and the Company agreed that the period applicable for the minimum usage fees guaranteed to Powercomm under the agreement on the provision of line facilities and dark fiber shall be from July 1, 2000 to June 30, 2002. The minimum usage fees applicable thereafter shall be determined by the parties by June 30, 2002. During 2001, 2002 and 2003, the Company paid W62,678 million,
     W29,640 million and W2,241 million, respectively, under these agreements.

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

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

     In October 1999 and in January 2000, the Company entered into agreements with GNG Networks and SK Telecom Co., Ltd., respectively, to lease dark fiber for lease payments based on usage. During 2000 and 2001, the Company paid W3,421million and W2,455 million, respectively, under such leases. In 2003 the agreement with GNG Networks were terminated, as a result, the Company paid W2,454 million to SK Telecom Co., Ltd in 2003.

     In 1998, the Company entered into an agreement with Dacom Corporation and in 2000, the Company entered into agreements with Onse Telecom and MCI Com to lease international private leased circuit for fixed monthly payments. In 2001, the Company entered into an agreement with Naray Telecom to lease international private leased circuit for fixed monthly payments. During 2001, 2002 and 2003, the Company paid a total of W29,478 million, W28,626 million and W12,708 million, respectively, under such leases.

     As of December 31, 2003 the Company is a defendant in seventeen related lawsuits including one class action and the lawsuits seeking approximately W115,373 million and US$8,679 thousand in total damages. These lawsuits are currently pending before the court and the outcome cannot presently be determined.

     The Company has provided financial guarantees to its related party to enhance their credit standings. They represent irrevocable assurance that the Company will make payment in the event that its related parties fail to fulfill their obligations to third parties.

     The Company's guarantees under FIN 45 at December 31, 2003 which maximum potential amount of future payments amount to US$ 6,184 thousand and these payments expire within one year.

15.  INCOME TAXES

     The components of income tax expense attributable to loss before provision for income taxes and extraordinary item for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:


     (in millions of Korean Won)                        2001            2002              2003
                                                        ----            ----              ----
     Current:                                         W      -         W    131          W     -
     Deferred:                                               -                -                -
                                                      --------         --------          -------
     Total                                                   -              131                -
     Income tax (benefit) allocated to
        discontinued operation                          (2,677)               -                -
     Income tax (benefit) allocated to
        disposition of discontinued operation            2,677                -                -
                                                      --------         --------          -------
     Continuing operation                             W      -         W    131          W     -
                                                      ========         ========          =======

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

     The Company is subject to a number of taxes based upon earnings which results in the following normal tax rates :

     TAXABLE EARNINGS                                 RATES
     ----------------                                 -----
     Up to W 100 million                              16.5%
     Over  W 100 million                              29.7%

     The Company incurs income tax liabilities based on taxable income determined in accordance with Korean generally accepted accounting principles and tax laws. The tax provision included in these financial statements reflects current tax expense and deferred taxes under the provisions of US GAAP SFAS No. 109, Accounting for Income Taxes.

     The statutory tax rate, applicable to the Company for 2001 was approximately 30.8% and for 2002 and 2003 it was applied approximately 29.7%. The reconciliation from income taxes calculated using the statutory tax rate to the effective tax rate for each of the periods is as follows :


     (in millions of Korean Won)                                 2001                   2002                  2003
                                                                 ----                   ----                  ----
     Taxes at Korean statutory tax rate                    W  (78,128)           W  (129,522)             W  (35,937)
     Permanent differences                                     15,584                  7,730                   5,810
     Tax benefits not recognized in current period             57,751                121,923                  27,895
     Effect of change in tax rate                               4,793                      -                   2,232
     Special tax levied to gains on sale
        of certain property                                         -                      -                       -
                                                           ----------            -----------              ----------
      Total income tax provision                           W        -            W       131              W        -
                                                           ==========            ===========              ==========

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

     The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003 and a description of the financial statement items that created these differences are as follows :

     (in millions of Korean Won)                                2002                  2003
                                                                ----                  ----
     Deferred tax assets:
         Accounts receivable                                W    18,513            W   12,682
         Investment securities                                   31,807                20,100
         Other investment                                             -                 7,726
         Property and equipment                                   2,115                 2,192
         Intangible assets                                        1,011                   913
         Accrued expenses                                         4,857                     -
         Net operation loss carry forward                       171,247               194,288
         Tax credit                                              29,070                17,254
         Others                                                   2,964                   559
                                                            -----------            ----------
                  Total deferred tax assets                 W   261,584            W  255,714
                                                            -----------            ----------

                                                                2002                  2003
                                                                ----                  ----
     Deferred tax liabilities:
         Others                                             W      (112)           W     (122)
                                                            -----------            ----------
                Total deferred tax liabilities                     (112)                 (122)
                                                            -----------            ----------
     Deferred tax assets (liabilities)
        before valuation allowance                              261,472               255,592
     Valuation allowance                                       (261,472)             (255,592)
                                                            -----------            ----------
     Net deferred tax assets (liabilities)                  W         -            W        -
                                                            ===========            ==========

     At December 31, 2003, the Company had W702,821 million of net operating loss carry forwards ("NOLs") available to offset future taxable income. These losses expire in the periods ranging from 2004 to 2008. Also, the Company has a tax credit in the amount of W17,254 million, a credit against the Company's income tax liability which was generated in 1999 and 2000, based on investments in certain equipment and development costs incurred. Since the Company did not have a tax liability in 2000, 2001 or 2002, this credit generated in 1999 and 2000 can be carried forward from 4 to 7 years from the occurrence.

     Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether the Company is able to generate sufficient profits to offset their tax losses prior to the expiration of prior year NOLs. Accordingly, a valuation allowance totaling W261,472 million and W255,592 million in 2002 and 2003, respectively, was established for deferred income tax assets that may not be realized.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

16. STOCKHOLDERS' EQUITY

     In January and December of 2001, the Company issued an additional 651,200 and 109,122 shares of common stock for total cash consideration of W64,744 million and W12,690 million, respectively.

     In February 2002, the Company issued an additional 1,302,400 common shares upon exercise of warrants by Softbank, Tri-Gem and Naray.

     In August of 2002, the Company issued an additional 1,954,225 common shares at W45,440 per share by means of converting bonds with warrants into common shares.

     In November of 2002, the Company authorized a three-for-one reverse stock split, as a result, the Company decreased from 5,826,644 common stock issued and outstanding to 1,940,881 and decreased from W582,264 million common stock at par value to W194,088 million.

     In August 2002, the Company acquired 32,231 shares of common stock for W1,126 million. After the three-for-one reverse stock split, the Company decrease its treasury stock to 10,743 shares. Subsequently, the Company acquired an additional 159 shares of common stock for W16 million. At December 31, 2002, the Company held 10,902 shares of treasury stock.

     At December 31, 2002 and 2003, the Company has 400,000,000 authorized shares, consisting of voting common shares and voting preferred shares of W2,500 at par value. Under its articles of incorporation, the Company may issue up to 40,000,000 non-voting preferred shares. There were no non-voting preferred shares outstanding as of December 31, 2002 and 2003.

     In January 19, 2004, the Company authorized a forty-for-one reverse stock split. In the consolidated financial statements, number of shares, per share amounts, and stock option data have been adjusted by the effect of reverse stock split.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

17. STOCK-BASED COMPENSATION

     STOCK OPTION PLAN
     Prior to the reorganization, the Company had a stock option plan (the "Plan") pursuant to which the Company may grant options to qualified officers and employees. In accordance with the Plan prior to March 2000, stock options were granted with a minimum exercise price equal to the three-month average market closing price of the Company's shares prior to the shareholders' meeting at which the grant of options was approved. The Plan was modified in March 2000 pursuant to which stock options were granted with a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market share price for the two-month period prior to the date on which the stock options were granted, (ii) the weighted average of the daily market share price for the one-month period prior to such date and (iii) the weighted average of the daily market share price for the one-week period prior to such date. When new shares are issued upon the exercise of stock options, the option exercise price shall not be less than the par value of the Company's shares. Under the terms of the Plan prior to March 2000, the options vest at the end of the third year from the date of grant and are exercisable for a period of 7 years from the date they become vested. Options granted under the modified terms of the Plan effective March 2000, vest at the end of the second year from the date of grant and are exercisable beginning after the end of the third year from the date of grant for a period of 7 years from the date they become exercisable. The maximum aggregate number of shares available for issuance under the Plan shall not exceed 10% of the total number of the Company's shares outstanding.

     On March 24, 2000, the Company granted options for up to 13,916 common shares to certain of its executive officers, directors and employees. The exercise price of the options granted were W5,808 thousand per share. The options vested on March 25, 2002 and are exercisable from March 25, 2003 until March 24, 2010.

     On March 27, 2001, the Company granted options for up to 22,558 common shares to certain of its executive officers, directors and employees. The exercise price of the options granted were W864 thousand per share.
     The options vested on March 28, 2003 and will become exercisable from March 28, 2004 until March 27, 2011.

    In connection with the restructurings, on January 9, 2004, all of outstanding stock options given to the Company's employees and directors were cancelled as per the reorganization plan.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

    A summary of changes in number of options outstanding during 2002 and 2003 is as follows. The following number of options and exercise price of stock option have been adjusted by the effect of reverse stock split (exercise prices are in thousands of Won):

                                                              2002                              2003
                                                   ---------------------------      ----------------------------
                                                    Number         Weighted          Number        Weighted
                                                      of            average            of           average
    (in millions of Korean Won)                     options     exercise price       options     exercise price
                                                    -------     --------------       -------     --------------
    Options outstanding, beginning of year           59,829        W  1,474           49,279       W  1,604
    Options granted                                       -                                -
    Options forfeited                               (10,550)           (864)         (14,323)          (930)
                                                    -------        --------          -------       --------
    Options outstanding, end of year                 49,279        W  1,604           34,956       W  1,880
                                                    =======        ========          =======       ========

    PRO FORMA AND FAIR VALUE DISCLOSURES
    Had compensation expense for the Company's stock options been recognized based on the fair value of the options on the grant date under the methodology prescribed by SFAS 123, using an option pricing model intended to estimate the fair value of the awards at the grant date, the Company's net loss and loss per share amounts for the years ended December 31, 2002 and 2003, would have been impacted as shown in the following table (in millions, except per share amounts).



    (in millions of Korean Won)                            2002               2003
                                                           ----               ----
    Net loss:
        As reported                                     W (436,102)        W (120,999)
        Pro forma                                         (437,464)          (121,191)
    Loss per share-basic and diluted:
        As reported (in Korean Won)                       (303,042)           (62,694)
        Pro forma (in Korean Won)                         (303,988)           (62,793)

    Solely for purposes of providing the disclosures required by SFAS No. 123, the fair value of each option granted is estimated on the date of grant using the Black Scholes option-pricing model using the following assumptions:

                                                      2000                  2001
                                                      ----                  ----
    Expected life of option                         3 years               3 years
    Risk free interest rate                           9.03%                 5.72%
    Expected volatility                              65.91%                75.72%
    Expected dividend yield                           0.00%                 0.00%

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

    The fair values of options granted during 2000 and 2001 are as follows (in thousands, except number of options and per option amounts):

                                                           2000                  2001
                                                           ----                  ----
    Fair value of each option granted                    W   3,427          W    131,160
    Total number of options granted                          3,654                43,337
    Total fair value of all options granted              W  12,524          W  5,684,147

    As a result of the reorganization, all options were cancelled. The Company ceased accruing stock compensation expense at the filing date of bankruptcy.

18. LOSS PER SHARE

    Loss per share for years ended December 31, 2001, 2002 and 2003 were calculated as follows:

    BASIC(DILUTED) LOSS PER SHARE


     (in millions of Korean Won)                            2001            2002           2003
                                                            ----            ----           ----
      Basic (Diluted) Net Loss Per Share:
        Loss from continuing operation                   W (195,024)     W (320,367)    W (120,999)
        Net loss from discontinued operation                (68,036)       (115,735)             -
                                                         ----------      ----------     ----------
        Net loss attributable to common shares           W (263,060)     W (436,102)    W (120,999)
                                                         ==========      ==========     ==========
        Weighted average number of common shares
           outstanding                                      803,753       1,439,082      1,929,979

     (in Korean Won)
     Net Loss Per Share:
        Loss from continuing operation                   W (242,642)     W (222,619)    W  (62,694)
        Net loss from discontinued operation                (84,648)        (80,423)             -
                                                         ----------      ----------     ----------
                   Basic (diluted) net loss per share    W (327,290)     W (303,042)    W  (62,694)
                                                         ==========      ==========     ==========


19.  LOSS ON CANCELLATION OF CONTRACT

     The Company entered into an agreement with Onsetel. Co., Ltd. on March 29, 2000 regarding the exclusive use of certain broadband capacity via an international transoceanic fiber optic cable. The contract was cancelled by the Company in May 2001 and W28,330 million was recorded as a loss on cancellation of contract under operating expenses.

20.  ADVERTISING COSTS

     Advertising costs, amounting to W12,921 million, W10,887 million and W12,431 million for the

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------


     years ended December 31, 2001, 2002 and 2003, respectively, were expensed as incurred.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

21.  RELATED PARTY TRANSACTIONS

     The following are major balances and transactions with related parties as of and for the years ended December 31, 2001, 2002 and 2003, respectively.


      (in millions of Korean Won)                           2001                2002                2003
                                                            ----                ----                ----
      Trigem Computer, Inc.:
      ---------------------
           Revenues                                        W    129            W    384            W    51
           Current payables                                   8,566                 228                  1
           Interest expenses                                  1,640               2,321                  -
           Accounts receivable                                   47                 469                  4
           Other long-term liabilities                          196                   -                  -
           Bonds                                             76,901                   -                  -

      TG Ubase Inc.:
      -------------
           Accounts receivable                                  896               1,343                 82
           Commission expense                                39,731              36,530             29,788
           Accounts payable                                  14,029              13,740                  -
           Revenues                                              49                  77                  1
           Interest income                                      542                   -                  -
           Other Assets                                       3,038               2,118                  -

      Thrunet Shopping Inc.:
      ---------------------
           Revenues                                             203                   -                  -
           Accounts payable                                     431                   -                  -

      Microsoft Corporation.:
      ----------------------
           Commission expense                                 5,820               2,763              2,519
           Accrued expenses                                     564               3,445                  -

      Nowcom Co., Ltd.:
      ----------------
           Revenues                                           1,097                 583                304
           Commission expense                                     -               1,278                  -
           Purchase                                               -                   -                738
           Accounts receivable                                    -                  60                 73
           Accounts payable                                   3,062                 460                333

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------



      (in millions of Korean Won)                           2001                2002                2003
                                                            ----                ----                ----
       Softbank.:
       ---------
            Revenues                                       W      -            W    712           W      -
            Interest expenses                                 1,235                 995                  -
            Accrued expenses                                    658                  54                  -
            Bonds                                            92,757               7,097                  -

       Naray & Company Inc.:
       --------------------
            Interest expenses                                 1,262               1,346              1,346
            Accrued expenses                                  1,252                   -                  -
            Bonds                                            59,155                   -                  -
            Loans to others                                       -              11,500             11,500
            Revenues                                              -                   -                  2

       Kinam Broadcasting Inc.:
       -----------------------
            Revenues                                              -                   -                252
            Accounts receivable                                   -                   -                144

22.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------


    The estimated fair values of the Company's long-term debt and bonds at December 31, 2002 and 2003 are summarized as follows :

                                                            2002                                    2003
                                             ---------------------------------       ----------------------------------
   (in millions of Korean Won)               Carrying amount        Fair value       Carrying amount         Fair value
                                             ---------------        ----------       ---------------         ----------
    Long-term debt, including current
       portion                                  W  228,003           W 227,951          W  161,505            W 160,312
    Bonds                                          294,184             304,593             294,716              294,725


23. SEGMENT INFORMATION

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

    In 2001, the Company disposed of its entire cable television business. Consequently, the Company had three reporting segments for the year ended December 31, 2001 : enterprise network, broadband Internet, and portal services. The results of operations of the cable television business for 2000 and 2001 have been reclassified to discontinued operations.

    In 2002, the Company disposed of its enterprise network services business. Consequently, the Company had two reporting segments for the year ended December 31, 2002: broadband Internet and portal services. The results of operations of the enterprise network services business for 2001, 2002 and 2003 have been reclassified to discontinued operations.

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

    The following table provides information for each reportable operating segment for the years ended December 31, 2001, 2002 and 2003.


    (in millions of Korean Won)                           2001                  2002                  2003
                                                          ----                  ----                  ----
    Revenues:
    Broadband Internet                                 W 360,887             W 425,570              W 388,321
    Portal                                                12,634                16,679                 13,677
                                                       ---------             ---------              ---------
                                                         373,521               442,249                401,998

    Inter-segment revenues                               (12,729)              (20,838)               (14,134)
    US GAAP adjustments                                    8,340                 5,729                 10,918
                                                       ---------             ---------              ---------
                                                         369,132               427,140                398,782
                                                       ---------             ---------              ---------

    Operating costs:
    Broadband Internet                                   306,930               280,698                253,773
    Portal                                                11,835                25,444                 13,568
                                                       ---------             ---------              ---------
                                                         318,765               306,142                267,341

    Inter-segment expenses                               (12,729)              (20,408)               (14,226)
    US GAAP adjustments                                     (619)                  990                  3,760
                                                       ---------             ---------              ---------
                                                         305,417               286,724                256,875
                                                       ---------             ---------              ---------

    Selling, general and administrative
    expenses :
    Broadband Internet                                    50,043                41,336                 47,089
    Portal                                                 3,313                 2,029                  1,061
                                                       ---------             ---------              ---------
                                                          53,356                43,365                 48,150

    Inter-segment expenses                                     -                     -                      -
    US GAAP adjustments                                  (10,316)               21,638                      -
                                                       ---------             ---------              ---------
                                                          43,040                65,003                 48,150
                                                       ---------             ---------              ---------

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

     (in millions of Korean Won)                         2001                   2002                   2003
                                                         ----                   ----                   ----
      Depreciation and amortization:
      Broadband Internet                               W  94,330             W 108,161              W 107,784
      Portal                                               8,228                     -                      -
                                                       ---------             ---------              ---------
                                                         102,558               108,161                107,784

      Inter-segment expenses                                   -                   108                      -
      US GAAP adjustments                                  4,468                (3,623)                  (219)
                                                       ---------             ---------              ---------
                                                         107,026               104,646                107,565
                                                       ---------             ---------              ---------

      Impairment loss on intangible assets,
      property and equipment:
      Broadband Internet                                   1,088                 5,502                 27,178
      Portal                                                   -                20,465                  1,052
                                                       ---------             ---------              ---------
                                                           1,088                25,967                 28,230

      Inter-segment expenses                                   -                 1,294                      -
      US GAAP adjustments                                 22,629                     -                 28,094
                                                       ---------             ---------              ---------
                                                          23,717                27,261                 56,324
                                                       ---------             ---------              ---------

      Operating loss:
      Broadband Internet                                 (91,504)              (10,127)               (47,504)
      Portal                                             (10,742)              (31,259)                (2,003)
                                                       ---------             ---------              ---------
                                                        (102,246)              (41,386)               (49,507)

      Inter-segment expenses                                   -                (1,832)                    92
      US GAAP adjustments                                 (7,822)              (13,276)               (20,717)
                                                       ---------             ---------              ---------
                                                       W(110,068)            W (56,494)             W (70,132)
                                                       ---------             ---------              ---------


KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

     (in millions of Korean Won)                         2001                   2002                   2003
                                                         ----                   ----                   ----
     Other income (expense):
     Interest income                                   W   4,466             W   6,847              W   7,264
     Interest expense                                    (72,833)              (81,259)               (56,230)
     Gain (loss) on foreign exchange                      (3,870)                5,755                  1,285
        transactions, net
     Gain (loss) on disposition of                        (3,164)                 (965)                 1,089
        investments, net
     Impairment loss on investments                       (4,594)              (28,930)                (1,165)
     Gain (loss) on disposition of                           312               (35,660)                (3,005)
       property and equipment, net
     Gain on extinguishment of debts                           -                   870                  5,738
     Loss on retirement of bond                                -              (129,681)                     -
     Others, net                                           2,009                 2,654                   (112)
                                                       ---------             ---------              ---------
                                                         (77,674)             (260,369)               (45,136)
                                                       ---------             ---------              ---------

     Loss from continuing operations
       before taxes, equity in loss of
       affiliates and minority interest                W(187,742)            W(316,863)             W(115,268)
                                                       =========             =========              =========

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

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

KOREA THRUNET CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
-------------------------------------------------------------------------------

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

       The following table provides information for the Company's total assets by each reportable segment as of December 31, 2001, 2002 and 2003. The adjustments included in "US GAAP adjustments" are due to the reconciliation between Korean GAAP and U.S. GAAP. Significant adjustments included in "US GAAP adjustments" resulted from the leased line license which is recorded as an intangible asset under U.S. GAAP while it is not recognized for accounting purposes under Korean GAAP, the MS option intangible asset which is recorded net of its income tax effect for Korean GAAP purposes while it is recorded including its related income tax effect under U.S. GAAP, and impairment loss on investments for declines in value considered to be other-than-temporary, which was recognized under U.S. GAAP while it was not recognized for accounting purposes under Korean GAAP.

       (in millions of Korean Won)                    2001                    2002                   2003
                                                      ----                    ----                   ----
       Broadband Internet                         W    999,889            W   748,969            W   529,433
       Enterprise Network                              672,460                      -                      -
       Portal                                           41,635                 28,676                  3,457
                                                  ------------            -----------            -----------
                                                     1,713,984                777,645                532,890
       US GAAP adjustments                            (146,729)               (13,594)                (2,186)
                                                  ------------            -----------            -----------

       Total Assets                               W  1,567,255            W   764,051            W   530,704
                                                  ============            ===========            ===========