Form 20-F
period 2004-12-31
KOREA THRUNET CO LTD
filed 2005-07-15
CIK 1097714

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
    EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended December 31, 2004

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

Class A common shares, par value Won 2,500 per share ...................... N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A common shares, par value Won 2,500 per share .............. 7,802,601

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes [X] No ___

Indicate by check mark which financial statement item the registrant has selected to follow.

      Item 17 ____ Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                                        Page
                                                                                                                        ----
PART I...............................................................................................................     2

   ITEM 1 -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................................     2
   ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE.................................................................     2
   ITEM 3 -- KEY INFORMATION.........................................................................................     2
   ITEM 4 -- INFORMATION ON THE COMPANY..............................................................................    12
   ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................................    25

GENERAL..............................................................................................................    30

   ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................................    33
   ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......................................................    37
   ITEM 8 -- FINANCIAL INFORMATION...................................................................................    40
   ITEM 9 -- THE OFFER AND LISTING...................................................................................    46
   ITEM 10 -- ADDITIONAL INFORMATION.................................................................................    48
   ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................................    61
   ITEM 12 --  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................................................    61

PART II..............................................................................................................    62

   ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................................    62
   ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........................    62
   ITEM 15 -- CONTROLS AND PROCEDURES................................................................................    62
   ITEM 16 -- [RESERVED].............................................................................................    62

PART III.............................................................................................................    64

   ITEM 17 -- FINANCIAL STATEMENTS...................................................................................    64
   ITEM 18 -- FINANCIAL STATEMENTS...................................................................................    64
   ITEM 19 -- EXHIBITS...............................................................................................    64

                              CURRENCY TRANSLATION

      In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with U.S. GAAP for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004. Solely for the convenience of the reader, this annual report contains translations of certain Won amounts into Dollars at specified rates. All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2004, which was Won 1,035.10 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See "Item 3 -- Key Information -- Exchange Rates Information" for information regarding the rates of exchange between the Won and the Dollar. On June 30, 2004, the noon buying rate was Won 1,034.50 to US$1.00.

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

                ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

                            ITEM 3 -- KEY INFORMATION

A. SELECTED FINANCIAL DATA

      The selected consolidated financial and other data set forth below should be read in conjunction with our consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004, including the notes thereto, and "Item 5--Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 2004 and for the fiscal year ended December 31, 2004 were audited by Deloitte HanaAnjin LLC, an independent registered public accounting firm. The report of Deloitte HanaAnjin LLC on the consolidated financial statements as of and for the fiscal year ended December 31, 2004 includes an explanatory paragraph relating to the Company's corporate reorganization proceedings in Korea. Our consolidated financial statements are presented in accordance with U.S. GAAP.

      In July 2001, our board of directors approved a plan to dispose of our cable television services business (which we had operated from January 2000). As a result, we disposed of our interest in seven companies, including six cable system operator subsidiaries, during 2001 and restated the results of operations of such disposed subsidiaries for 2000 and 2001 as discontinued operations in accordance with Accounting Principle Board Opinion No. 30. See Notes 1 and 2 to our consolidated financial statements for more details.

      In August 2002, our shareholders approved a plan to dispose of our enterprise network business (which we had operated from July 1997). As a result, we sold the assets related to our enterprise network services to SK Global Co., Ltd. (which subsequently changed its name to SK Networks Co., Ltd.) in October 2002 and restated the results of operations of such disposed business for 1999, 2000, 2001 and 2002 as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144. See Notes 1 and 2 to our consolidated financial statements for more details.

                                                                         YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------------------------
                                            2000           2001           2002            2003           2004           2004
                                         -----------    -----------    ------------    -----------    -----------    ------------
                                               (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                            AND PER SHARE, HOMES PASSED AND END USER DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues:
  Broadband Internet services.......     W   142,346    W   361,408    W    421,062    W   393,600    W   356,252    $    344,171
  Portal services...................           3,015          7,724           6,079          5,182          3,545           3,425
                                         -----------    -----------    ------------    -----------    -----------    ------------
                                             145,361        369,132         427,141        398,782        359,797         347,596
Costs and expenses:
  Operating costs, excluding
    Depreciation and
    amortization:
    Broadband Internet..............         144,947        293,698         262,209        240,075        230,838         223,011
    Portal services.................           4,888         11,719          24,515         16,800          2,622           2,533
  Selling, general and                        48,226         43,040          65,004         48,150         39,408          38,071
  administrative....................
  Depreciation and amortization.....          60,765        107,026         104,646        107,565         79,900          77,191
  Impairment loss on intangible
   assets, property and                           --         23,717          27,261         56,324         44,006          42,514
   equipment........................

                                                                        YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------------------------
                                            2000           2001           2002            2003           2004           2004
                                         -----------    -----------    ------------    -----------    -----------    ------------
                                               (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                            AND PER SHARE, HOMES PASSED AND END USER DATA)

  Loss (gain) on disposition of
property and equipment, net.........          (2,072)          (312)         35,660          3,005         (1,613)         (1,558)
                                         -----------    -----------    ------------    -----------    -----------    ------------
                                             256,754        478,888         519,295        471,919        395,161         381,762
                                         -----------    -----------    ------------    -----------    -----------    ------------
    Operating loss..................        (111,393)      (109,756)        (92,154)       (73,137)       (35,364)        (34,166)

Other income (deductions):

  Interest income...................           3,988          4,466           6,847          7,264          4,357           4,209
  Interest expense..................         (23,662)       (72,833)        (81,259)       (56,230)       (51,389)        (49,647)
  Gain (loss) on foreign
    exchange transactions, net......          (1,320)        (3,870)          5,755          1,285          3,569           3,448
  Gain (loss) on disposition of
    investments, net................           6,945         (3,164)           (965)         1,089          3,518           3,399
  Impairment loss on investments....         (47,397)        (4,593)        (28,930)        (1,165)            --              --
  Loss on retirement of bond........              --             --        (129,681)            --             --              --
  Gain on extinguishment of debt....              --             --             870          5,738         21,923          21,180
  Other, net........................            (785)         2,008           2,654           (112)        10,639          10,278
                                         -----------    -----------    ------------    -----------    -----------    ------------
                                             (62,231)       (77,986)       (224,709)       (42,131)        (7,383)        (7,133)

Loss from continuing operations
  before taxes, equity in loss
  of affiliates and minority
  interest..........................        (173,624)      (187,742)       (316,863)      (115,268)       (42,747)        (41,299)
Equity in loss of affiliates, net...          (9,902)        (8,357)         (6,215)        (5,501)        (1,588)         (1,534)
Minority interest ..................             197          1,075           2,842           (230)         1,264           1,221
Income tax expense .................             582             --             131             --             --              --
                                         -----------    -----------    ------------    -----------    -----------    ------------
Net loss from continuing
  operations........................     W  (183,911)   W  (195,024)   W   (320,367)   W  (120,999)   W   (43,071)   $    (41,612)
                                         ===========    ===========    ============    ===========    ===========    ============

Discontinued operations:
  Loss from discontinued

    operations......................         (56,174)       (74,052)        (51,960)            --             --              --

  Gain (loss) from disposals .......              --          6,016         (63,775)            --             --              --
                                         -----------    -----------    ------------    -----------    -----------    ------------
Net income (loss) from
    discontinued operations ........         (56,174)       (68,036)       (115,735)            --             --              --
                                         ===========    ===========    ============    ===========    ===========    ============

Net loss ...........................     W  (240,085)   W  (263,060)   W   (436,102)   W  (120,999)   W   (43,071)   $    (41,612)
                                         ===========    ===========    ============    ===========    ===========    ============

Weighted average number of
  shares outstanding(1).............         299,824        401,876         719,541        964,989      3,894,426       3,894,426

Basic and diluted loss from
  continuing operations per
  common share .....................         (15,334)      (485,284)       (445,238)      (125,388)       (11,060)         (10.68)

Basic and diluted net loss from
  discontinued operations per
  common share .....................          (4,684)      (169,296)       (160,846)            --             --              --


Basic and diluted net loss per
  common share......................     W   (20,018)   W  (654,580)   W   (606,084)   W  (125,388)   W   (11,060)   $     (10.68)
                                         ===========    ===========    ============    ===========    ===========    ============

Cash dividends declared per
  share of common share ............              --             --              --             --             --              --
                                         -----------    -----------    ------------    -----------    -----------    ------------
CONSOLIDATED BALANCE SHEET DATA:

Cash and cash equivalents...........     W    39,443    W   156,526    W     55,226    W    53,946    W    61,467    $     59,382
Working capital.....................        (493,877)      (403,383)       (487,893)      (562,578)      (456,783)       (441,293)
Total assets........................       1,458,725      1,567,256         764,051        530,704        427,186         412,700
Net assets..........................         167,322        142,971         (80,608)      (204,395)      (208,034)       (200,979)
Bonds...............................         412,806        335,383         133,942         16,050        286,269         276,562
Long-term debt, excluding
  current portion...................         238,865        377,732           1,863          1,615         11,127          10,750
Common stock........................         179,895        256,602         194,088          4,852          9,756           9,425
Total stockholders' equity..........         167,322        142,971         (80,608)      (204,395)      (208,034)       (200,979)

OTHER DATA:

Capital expenditures................     W   679,763    W   259,114    W     48,456    W    15,835    W    12,277    $     11,861
Net cash provided (used) in
operating activities................         (35,067)       (35,841)         28,517        103,291         80,051          77,336
Net cash provided (used) in
investing activities................        (724,892)      (213,219)        396,276         13,316        (13,688)        (13,223)

                                                                        YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------------------------
                                            2000           2001           2002            2003           2004           2004
                                         -----------    -----------    ------------    -----------    -----------    ------------
                                               (AMOUNTS IN MILLIONS OF WON AND THOUSANDS OF DOLLARS EXCEPT NUMBER OF SHARES
                                                            AND PER SHARE, HOMES PASSED AND END USER DATA)

Net cash provided (used) by
  financing activities..............         609,278        366,144        (526,093)      (117,887)       (58,842)        (56,846)
EBITDA(2)...........................        (159,063)       (87,677)       (256,913)        35,532         84,185          81,330
Homes passed(3).....................       6,500,000      8,300,000       8,500,000      8,500,000      8,500,000       8,500,000
Broadband Internet end users........         760,822      1,312,248       1,301,620      1,293,364      1,287,916       1,287,916

----------------
(1) The weighted average number of shares outstanding for each of 2000, 2001, 2002, 2003 and 2004 has been adjusted for the three-for-one reverse stock split, the forty-for-one reverse stock split and the two-for-one reverse stock split implemented by Thrunet in December 2002, February 2004, and June 2005 respectively.

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

                               AT END       AVERAGE
YEAR ENDED DECEMBER 31,      OF PERIOD       RATE(1)       HIGH           LOW
-------------------------    ----------    ----------    ----------    ----------
                                             (WON PER US$1.00)
2000 ....................    W  1,267.0    W  1,140.0    W  1,267.0    W  1,105.5
2001 ....................       1,313.5       1,293.4       1,369.0       1,234.0
2002 ....................       1,186.3       1,242.0       1,332.0       1,160.6
2003 ....................       1,192.0       1,193.0       1,262.0       1,146.0
2004 ....................       1,035.1       1,139.3       1,195.1       1,035.1
2005 (through June 30) ..       1,034.5       1,013.3       1,058.0         997.0

                      AT END
MONTH ENDED         OF PERIOD       HIGH           LOW
----------------    ----------    ----------    ----------
January 2005 ...    W  1,026.9    W  1,058.0    W  1,024.0
February 2005 ..       1,000.9       1,044.0       1,004.9
March 2005 .....       1,015.4       1,023.9         997.5
April 2005 .....         997.0       1,019.0         997.0
May 2005 .......       1,005.0       1,009.0         997.0
June 2005 ......       1,034.5       1,034.5       1,003.0

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

RISKS RELATED TO OUR BUSINESS

A SIGNIFICANT PORTION OF OUR SHARES HAS BEEN ACQUIRED BY HANAROTELECOM INCORPORATED (PREVIOUSLY KNOWN AS HANARO TELECOM, INC.) AND WE WILL BE MERGED INTO HANAROTELECOM IN THE NEAR FUTURE.

      Due to the rapid expansion of our business and continued operating losses since our incorporation, we had significant debt and debt service obligations, which we failed to meet. As a result, on March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. See "Item 4 -- Information on the Company -- History and Development of the Company -- Reorganization Proceedings" for more information on our reorganization proceedings. Pursuant to our reorganization plan, we sought external investors to provide funds to us to repay our reorganization claims to complete our reorganization proceedings. As a result of these efforts, on December 15, 2004, hanarotelecom was selected as a preferred bidder in our public auction to find our new major shareholder.

      Pursuant to the investment agreement entered between hanarotelecom and us in February 2005 and our amended reorganization plan approved by the Seoul District Court on April 29, 2005, in June 2005, we issued new common stock, representing approximately 96.2% of our issued and outstanding shares, to hanarotelecom, thereby making hanarotelecom our new major shareholder. hanarotelecom has been one of our competitors in the broadband Internet access market and has a plan to merge us into its broadband Internet access business. If we are merged, we cannot predict how much our creditors and shareholders will receive for their claims and equity interests in us, if at all. Our shareholders may receive hanarotelecom shares, cash or other form of consideration, if any, for their equity holding in us.

KOREA.COM COMMUNICATIONS CO., LTD., OUR SUBSIDIARY, ALSO COMMENCED REORGANIZATION PROCEEDINGS UNDER THE CORPORATE REORGANIZATION ACT OF KOREA.

      Since we established Korea.com Communications and transferred our Korea.com portal business to it in June 2001, Korea.com Communications has provided Korea.com portal services and other related services to its own and our subscribers. On April 1, 2003, the Bankruptcy Division of the Seoul District Court granted Korea.com Communications its petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. On October 15, 2003, the Second District Court approved Korea.com Communications' reorganization plan. Pursuant to its reorganization plan, we, as the largest shareholder of Korea.com, were subject to a 90% capital reduction without compensation on October 15, 2003 and our reorganizations claims against Korea.com in the amount of Won 3.5 billion would be paid to us from 2009 until 2013 in five equal annual installments. On December 2, 2003, Korea.com implemented a reverse stock split of all its remaining issued and outstanding common shares in the ratio of 10:1. We currently own 53.47% of the voting shares in Korea.com Communications. As of December 31, 2004, Korea.com Communications owed us approximately Won 4,077 million, including Won 3,555 million in reorganization claims and Won 522 million in accounts receivable.

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

WE HAVE EXPERIENCED CONTINUING OPERATING LOSSES AND WE MAY INCUR ADDITIONAL LOSSES.

      We have incurred operating losses in each year since our incorporation. We incurred operating losses of Won 111.4 billion, Won 109.8 billion, Won 92.2 billion, Won 73.1 billion and Won 35.4 billion in 2000, 2001, 2002, 2003 and 2004, respectively. These operating losses resulted primarily from the significant infrastructure, marketing, technology and other costs incurred in the development of our services. In order to reduce our operating losses and eventually achieve operating income, we will need to continue to expand our end user base and increase our revenues. We cannot assure you that we will achieve the end user or revenue growth necessary to achieve or sustain operating income in the foreseeable future.

OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY MAY BE ADVERSELY AFFECTED BY A DECLINE IN PRICES FOR OUR SERVICES OR INSUFFICIENT EXPANSION OF OUR END USER BASE.

      The prices of communications services and products in general and Internet access fees in particular have fallen historically, and we expect them to continue to fall. In 2004, Internet access fees accounted for 99.0% of our revenues. We anticipate that competitive pressures to reduce Internet access fees will increase in the future. We have taken a number of steps to reduce our network infrastructure costs, including entering into a long term international bandwidth lease agreement and leasing dark fiber for our fiber optic backbone instead of leasing bandwidth capacity. However, we believe that in order to achieve and maintain profitability, we will need to continue to expand our end user base and maintain adequate pricing levels. We cannot assure you that we will be successful in further expanding our end user base or that prices for our services will not fall more sharply or at a faster rate than we anticipate. Failure to maintain adequate pricing levels or to achieve sufficient expansion of our end user base could have a material adverse effect on our revenues and the overall profitability of our business.

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

OUR AGREEMENTS WITH SYSTEM OPERATORS TO USE THEIR CABLE TELEVISION NETWORKS MAY BE TERMINATED DUE TO THE CHANGE IN OUR LARGEST SHAREHOLDER.

      We have entered mutual cooperation agreements with 55 cable system operators for our use of their cable television networks to connect our broadband Internet services end users to our fiber optic backbone. Most of these agreements allow system operators to terminate the agreements if our largest shareholder is changed or if we are merged. Termination of any of these agreements will result in service disruptions to our end users in areas served by such system operators. In such case, we will have to find alternative networks connecting such end users, install new networks ourselves or terminate our services in such areas. We cannot provide any assurance that we will obtain consents from all system operators to continue using their cable television networks or that if any of the agreements are terminated, we will find an alternative way to continue serving our end users in areas covered by such agreements.

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

CERTAIN OF OUR ASSETS ARE NOT INSURED AGAINST FIRE AND OTHER CASUALTY LOSSES.

      As of December 31, 2004, the book value of our property and equipment, net of accumulated depreciation, was Won 236 billion. As of the same date, our depreciable assets were insured against fire and other casualty losses only up to Won 156 billion, representing approximately 66% of the net book value of our property and equipment. Any damage to our uninsured assets or any damage to our assets in excess of the insurance coverage amount may have a material adverse effect on our business.

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

      KT Corp. (previously known as Korea Telecom Corp.) and hanarotelecom are our primary competitors in the broadband Internet services market in Korea. KT provides broadband Internet access services via asymmetric digital subscriber line, or ADSL. KT, the largest telephony services provider in Korea, has extensive telephone and fiber optic backbone networks throughout Korea and has significantly greater resources than we do. Currently, KT is the leading broadband Internet access services provider in Korea, with a market share of approximately 50.5% as of May 31, 2005. hanarotelecom provides ADSL and cable-based broadband Internet access services and had a market share of approximately 22.8% as of May 31, 2005. We had a market share of approximately 10.4% as of May 31, 2005.

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

WE ARE SUBJECT TO AN INVESTIGATION BY THE KOREAN FAIR TRADE COMMISSION INTO HORIZONTAL COLLUSION WITH OTHER BROADBAND INTERNET SERVICE PROVIDERS.

            In March 2003, we have entered into an agreement concerning broadband Internet services with other broadband Internet service providers, including Dacom, Dreamline, Onse, hanarotelecom and KT. Under this agreement, the parties to the agreement agreed not to provide unfair price discounts to end users and excessive marketing commissions. In January 2005, the Fair Trade Commission sent us a notice informing us that we, together with other telecommunication companies, will be subject of an investigation by the Fair Trade Commission into horizontal collusion, including formation of a price cartel, among the telecommunication companies with respect to our broadband Internet services from March 2003 until November 2004. The Fair Trade Commission has already made its decision on the services areas of local telephony and leased line services in May 2005, however, it has not yet completed its investigation in other services areas, including broadband Internet services. The Fair Trade Commission is expected to find us and several other broadband Internet services providers guilty of horizontal collusion and make its final determination on the amount of our fine before the end of July 2005. The Fair Trade Commission has the power to impose a fine of up to 5% of our total revenues derived from the collusion. The sanction level will be determined by considering the totality of circumstances such as the size of the relevant business affected by the collusion, our role in forming the collusion, the period of the collusion being maintained and the impact of the collusion on consumers in the respective markets. Pursuant to the investment agreement with hanarotelecom, we have reserved Won 8 billion from the proceeds from hanarotelecom's investment in us for our payment of the Fair Trade Commission's fine. Although we expect our fine to be less than the reserved amount, we cannot assure you that the reserved amount will be enough to pay all of such fine.

            The Fair Trade Commission's decision may also result in criminal and civil liabilities against us or our officers and employees. Subscribers harmed by the collusion may file a civil lawsuit against us based on the Fair Trade Commission's decision. If a lawsuit is filed and damages are awarded to the plaintiff in such lawsuit, we may face additional actions based on similar grounds by other subscribers. In addition, the Fair Trade Commission's decision and the outcome of any possible related lawsuit may affect the competitive environment in which we operate.

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

RISKS RELATED TO KOREA

THERE ARE UNIQUE ECONOMIC AND POLITICAL RISKS ASSOCIATED WITH INVESTING IN COMPANIES FROM KOREA.

      We generate substantially all of our revenue from operations in Korea. Our future performance will depend in large part on Korea's future economic growth. Adverse developments in Korea's economy or in political or social conditions in Korea may have an adverse effect on our number of subscribers, call volumes and results of operations, which could have an adverse effect on our business.

      The pace of economic recovery in Korea over the past several years has been volatile. The economic indicators in 2001, 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September

11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

      Developments that could adversely affect Korea's economy in the future include:

      - financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea's financial sector;

      - adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

      - adverse developments in the economies of countries such as the United States, China and Japan, to which Korea exports, or in emerging market economies in Asia or elsewhere, which developments could result in a loss of confidence in the Korean economy;

      - social and labor unrest or declining consumer confidence or spending resulting from layoffs, increasing unemployment and lower levels of income; and

      - a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

      Developments that adversely affect Korea's economic recovery will likely also decrease demand for our services and adversely affect our results of operations.

INCREASED INTERNATIONAL TENSIONS WITH NORTH KOREA COULD HAVE AN ADVERSE EFFECT ON US.

      Relations between Korea and North Korea have been tense over most of Korea's history as a republic. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the united States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea's nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February and June 2004, six-party talks were held in Beijing, China. The third round of the six-party talks held in June 2004 ended with an agreement by the parties to hold further talks in the near future. In recent months, however, the level of tension between the two Koreas has increased. In February 2005, North Korea declared that it had developed and is in possession of nuclear weapons. It also announced withdrawal from the six-party talks on its nuclear program. Any further increase in tensions resulting, for example, from a breakdown in contact or an outbreak in military hostilities, could hurt our business, result of operations and financial condition.

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

EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, principally in Dollars, relate primarily to net settlements paid for certain equipment purchased from foreign suppliers. In 2004, we paid approximately US$925 million in foreign exchange payments. Foreign currency denominated liabilities, principally in Dollars, relate primarily to foreign currency denominated debt and vendor financing. Since most of our reorganization claims were paid off pursuant to our amended corporate reorganization plan during June 2005, at June 30, 2005, we had aggregate outstanding foreign currency denominated indebtedness of approximately US$30,000 on a non-consolidated basis. As dividends on our shares, if any, will be declared in Won and converted into Dollars, any depreciation in the value of the Won relative to the Dollar will reduce the value of the dividends received by holders of our shares in the United States.

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

                      ITEM 4 -- INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

      Korea Thrunet Co., Ltd. is a stock corporation organized under the laws of the Republic of Korea. We were incorporated in Korea as Thrunet Co., Ltd. on July 30, 1996 and renamed as Korea Thrunet Co., Ltd. on August 20, 1999. Our principal office of business is located at 1337-20, Seocho-2dong, Seocho-ku, Seoul, Korea 137-751, telephone (82-2) 6266-7114. Our agent for U.S. federal securities law purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

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

      At such meeting, (i) based on the accounting firm's report, the court determined that the going-concern value exceeded the liquidation value of our business and ordered the receiver to submit a reorganization plan by October 25, 2003; and (ii) the receiver presented his review of our financial condition and the result of his examination of the claims filed by our creditors and security holders by April 25, 2003. The aggregate amount of reorganization claims from our creditors was approximately Won 1,080 billion, of which we accepted as valid claims the amount of Won 645 billion and rejected the remaining amount of Won 435 billion.

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

      On October 25, 2003, we submitted a draft plan of reorganization with the Seoul District Court. On November 28, 2003, the court held the second and third meetings of interested parties for the deliberation and acceptance of the draft plan of reorganization. However, certain major creditors including Korea Development Bank raised different opinions as to certain terms of the draft reorganization plan. Accordingly, the court adjourned the meeting until January 9, 2004, at which meeting our draft reorganization plan was adopted by the interested parties and approved by the Seoul District Court. The 2004 reorganization plan contained provisions for the operation of our company during the reorganization plan period ending in 2013 and a plan for our reorganization claims, including a repayment schedule for the reorganization claims, a capital reduction, a reverse stock split of our shares and a conversion of debt to equity.

      On April 29, 2005, the court approved our amended reorganization plan reflecting changes to our reorganization plan resulted from hanarotelecom's investment in us. The 2005 reorganization plan contains, among other things, terms of the investment agreement between hanarotelecom and us including our agreement to issue new common stock and unsecured corporate bonds to hanarotelecom, and a revised repayment schedule for our reorganization claims.

      Following our repayment of reorganization claims pursuant to our amended reorganization plan, on June 17, 2005, we filed a petition with the Bankruptcy Division of the Seoul District Court for the termination of our corporate reorganization proceedings. The Seoul District Court granted our petition to terminate our corporate reorganization proceedings on June 23, 2005.

      See " -- Public Auction to Find a New Major Shareholder", " -- Repayment of Reorganization Claims", " -- Capital Reduction and Reverse Stock Split" and " -- Debt to Equity Conversion" below and "Item 8. Financial Information -- Significant Changes."

PUBLIC AUCTION TO FIND A NEW MAJOR SHAREHOLDER

      On May 19, 2003, we formed a consortium, which comprised of the Korea Development Bank, KPMG Financial Advisory Services Inc. and Daeryuk law firm to assist us in identifying strategic buyers. On August 25, 2003, we staged a public auction to find a new major shareholder. hanarotelecom and Dacom Corporation had participated in the bid. However, the bidding failed due to, among other things, their low proposed acquisition fund amounts, uncertainty of their acquisition fund raising plans and the deficient acquisition abilities of the participants.

      On December 13, 2004, we staged the second public auction to find a new major shareholder at which hanarotelecom was selected as a preferred bidder. A memorandum of understanding and the investment agreement were signed by hanarotelecom and us on December 21, 2004 and February 4, 2005, respectively. The aggregate amount of hanarotelecom's investment in us was Won 471.4 billion, including Won 248.1 billion in our common shares and Won 223.3 billion in our unsecured corporate bonds. On June 3, 2005, we issued 99,240,000 new shares, representing approximately 96.2% of our issued and outstanding shares, to hanarotelecom at Won 2,500 per share. On June 7, 2005, we issued unsecured corporate bonds in the amount of Won 223.3 billion with a five-year maturity and a fixed interest rate of 3.42% per annum.

      According to the investment agreement and our amended reorganization plan, the proceeds from hanarotelecom's investment in us were used as follows:

      -     Won 16.5 billion is reserved for our two contingent liabilities (Won
            8.0 billion for the Fair Trade Commission's impending fine and Won
            8.5 billion for our contingent liability from disputes with Powercomm over our minimum usage fees for line facilities and dark fiber);

      - Won 1.4 billion is reserved for the fees to be paid to our advisors in connection with hanarotelecom's investment in us;

      -     Won 1.7 billion is reserved for our unsettled reorganization claims;

      - remaining cash other than the reserved amounts will be used to settle our reorganization claims; and

      - after settling the Fair Trade Commission's impending fine, any remaining reserved fund will be used to repay our remaining reorganization claims.

      Won 8.0 billion reserved for the Fair Trade Commission's impending fine will be held in escrow with a financial institute jointly selected by us and the KDB, the representative of our creditors, and shall be dispensed as follows:

      - In the event the Fair Trade Commission does not impose any fine on us, the entire escrow amount will be used to repay our reorganization claims as set forth in our amended reorganization plan.

      - In the event the amount of the fine is not more than Won 4 billion, any amount remaining in the escrow account after paying the fine shall be used to repay our reorganization claims as set forth in our amended reorganization plan.

      - In the event the amount of the fine is more than Won 4 billion but not more than Won 10 billion, the fine in the amount of Won 4 billion plus two-thirds of the amount of fine exceeding Won 4 billion will be paid by using the funds in the escrow account and any remaining fine will be paid by us. Any amount remaining in the escrow account after paying the fine will be used to repay our reorganization claims as set forth in our amended reorganization plan.

      - In the event the amount of the fine is more than Won 10 billion, the entire escrow amount will be used to pay the fine and any remaining fine will be paid by us.

      hanarotelecom currently has a plan to merge us into its broadband Internet business by offering its shares or cash to our shareholders in exchange for their Thrunet shares in early 2006.

REPAYMENT OF REORGANIZATION CLAIMS

      As of January 9, 2004, the date on which our 2004 reorganization plan was approved by the court, the aggregate amount of our outstanding reorganization claims was Won 637.5 billion (excluding exempted claims of Won 7.5 billion), including Won

280.4 billion in secured claims and Won 357.1 billion in unsecured claims. The 2004 reorganization plan included a repayment schedule for our reorganization claims over a repayment period ranging from five to nine years, in certain cases after a grace period of three to five years. During 2004, we repaid approximately Won 610 billion in the aggregate, including Won 200 billion in secured claims and Won 410 in unsecured claims. According to the repayment schedule in our reorganization plan, part of unsecured claims was converted into our shares. See " -- Debt to Equity Conversion" below.

      As of April 29, 2005, the date on which our amended reorganization plan was approved by the court, the aggregate amount of our remaining reorganization claims, including interests accrued since the commencement of our reorganization proceedings, was Won 556.6 billion, including Won 277.0 billion in secured claims and Won 279.7 billion in unsecured claims. Of these claims, we repaid Won
453.2 billion, including Won 255.7 billion in secured claims and Won 197.5 billion in unsecured claims, by using the proceeds from hanarotelecom's investment in us after reserving Won 16.5 billion for our two contingent liabilities according to our 2005 reorganization plan. Any remaining claims will be repaid if there is any remaining balance in the escrow account after the settlement of a fine, which may be imposed on us by the Fair Trade Commission, pursuant to the terms of the investment agreement between us and hanarotelecom. See " -- Public Auction to Find a New Major Shareholder" above. Any remaining claims after such settlement will be forgiven. See Note 1 to our consolidated financial statements for more details.

CAPITAL REDUCTION AND REVERSE STOCK SPLIT

      Pursuant to the 2004 reorganization plan, we implemented (a) a 100% capital reduction of the common shares held by our largest shareholders (TriGem Computer Inc. and its affiliates) without consideration and (b) a reverse stock split of all our remaining issued and outstanding common shares in the ratio of 40:1 in 2004. As a result, the total number of our outstanding shares was reduced to 842,994 shares from 77,635,260 shares (representing a 98.9% reduction in the number of our total issued and outstanding shares) as of April 8, 2004.

      In June 2005, pursuant to our 2005 reorganization plan, we implemented (a) a 100% capital reduction of 7,815 fractional shares resulted from the 40:1 reverse stock split in 2004 and (b) a reverse stock split of all our remaining issued and outstanding common shares in the ratio of 2:1. As a result, the total number of our outstanding shares was reduced to 3,894,426 shares from 7,802,601 shares (representing a 50.0% reduction in the number of our total issued and outstanding shares) as of June 2, 2005.

CANCELLATION OF CONVERSION RIGHTS ON CONVERTIBLE BONDS, WARRANTS AND STOCK
OPTIONS

      As of March 27, 2003, we had outstanding conversion rights on convertible bonds, warrants and stock options to purchase a total of 29,723,724 shares, 28,532,198 shares and 1,398,244 shares, respectively, of our shares. According to our 2004 reorganization plan, all of outstanding conversion rights on convertible bonds, warrants and stock options that had not been exercised as of the commencement of our reorganization proceedings on March 27, 2003, were cancelled.

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

      - In 2001, we sold our controlling equity interests in five cable television system operators.

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

      - In March 2003, we filed a petition for a temporary stay order and a petition for commencement of reorganization proceedings with the Bankruptcy Division of the Seoul District Court, which was granted pursuant to the Corporate Reorganization Act of Korea. See " -- Commencement of Reorganization Proceedings" above.

      - In April 2003, we received a Nasdaq delisting determination indicating that the Panel has determined to delist our securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.

      - In July 2003, we surrendered our license for the international private leased circuit leasing business to the Ministry of Information and Communication.

      - In January 2004, our reorganization plan was approved by the Seoul District Court.

      - In January 2004, the total number of our outstanding shares was reduced to 35,001,813 shares from 77,635,260 shares as a result of a 100% capital reduction of our common shares held by our largest shareholders.

      - In February 2004, the total number of our outstanding shares was reduced to 875,045 shares from 35,001,813 shares as a result of a reverse stock split of our common shares in the ratio of 40:1.

      - In April 2004, the total number of our outstanding shares was reduced to 842,994 shares from 875,045 shares as a result of a 100% capital reduction of our common shares held by Naray, one of our largest shareholders.

      - In June 2004, we issued 6,958,806 new shares to certain of our unsecured creditors at Won 5,000 per share as a result of a debt to equity conversion. See " -- Debt to Equity Conversion" above.

      - In October 2004, a public announcement was made for a public auction to find a new major shareholder.

      - In October 2004, we acquired a network service provider license for our broadband Internet services.

      - In December 2004, hanarotelecom was selected as a preferred bidder at the public auction.

      - In February 2005, hanarotelecom and we entered into an investment agreement in the aggregate investment amount of Won 471.4 billion.

      - In April 2005, our amended reorganization plan was approved by the Seoul District Court.

      - In June 2005, the total number of our outstanding shares was reduced to 3,894,426 shares from 7,802,601 shares as a result of a 100% capital reduction of fractional shares resulted from the reverse stock split in 2004 and a reverse stock split of our remaining common shares in the ratio of 2:1.

      - In June 2005, we issued 99,240,000 new shares, representing approximately 96.2% of our issued and outstanding shares, to hanarotelecom at Won 2,500 per share in the aggregate amount of Won
            248.1 billion pursuant to the investment agreement. See " -- Public Auction to Find a New Major Shareholder" above.

      - In June 2005, we issued unsecured corporate bonds in the aggregate amount of Won 223.3 billion to hanarotelecom pursuant to the investment agreement. See " -- Public Auction to Find a New Major Shareholder" above.

      - In June 2005, we repaid our reorganization claims in the amount of Won 453.2 billion, including Won 255.7 billion in secured claims and Won 197.5 billion in unsecured claims, by using the proceeds from hanarotelecom's investment in us.

      - In June 2005, the Seoul District Court granted our petition to terminate our corporate reorganization proceedings.

      See "Item 5 -- Operating and Financial Review and Prospects"Liquidity and Capital Resources" for a description of our principal capital expenditures and our divestitures since our inception.

      During the last and current fiscal year, there have been no public takeover offers by third parties in respect of our shares, nor have we made any such offers in respect of another company's shares.

B. BUSINESS OVERVIEW

      We are a major provider of broadband Internet access services in Korea. We had 1,273,381 paying end users as of May 31, 2005.

      We also provided enterprise network services in Korea from July 1997 until October 28, 2002, on which date we completed the sale of the assets related to our enterprise network services to SK Global. Our enterprise network services consisted primarily of leasing to corporate customers dedicated fiber optic lines for transmitting voice and data.

      For the fiscal years ended December 31, 2002, 2003 and 2004, we provided the following services:

      -   2002:   broadband Internet services, enterprise networks services
                  (until October 28, 2002) and portal services

      -   2003:   broadband Internet services and portal services

      -   2004:   broadband Internet services and portal services

      For the fiscal years ended December 31, 2002, 2003 and 2004, we had the following revenues(1):

                                      FOR THE YEAR ENDED DECEMBER 31,
                                        (AMOUNTS IN MILLIONS OF WON)

                                     2002          2003           2004
REVENUES:
  Broadband Internet services    W   421,062    W   393,600    W   356,252
  Portal services ...........          6,079          5,182          3,545
                                 -----------    -----------    -----------
     TOTAL ..................    W   427,141    W   398,782    W   359,797
                                 -----------    -----------    -----------

(1) Our operating result from continuing activities for 2002 has been restated to exclude the operating results from the sold enterprise networks business.

      Our revenues decreased from Won 398.8 billion in 2003 to Won 359.8 billion in 2004. In 2004, we derived 99.0% of our revenues from broadband Internet services and 1.0% from portal services. Our revenues for the first quarter of 2005, on an unaudited basis, were Won 79.5 billion, Won 77.2 billion of which were derived from broadband Internet services.

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

      NETWORK. On August 6, 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion. We have a lease back arrangement with Powercomm with respect to such HFC network for use in the operation of our broadband Internet business. As of May 31, 2005, our owned and leased broadband Internet services network passed approximately 8.5 million homes, representing approximately 58% of all Korean homes. The term "homes passed" refers to the number of homes that can be immediately connected to a cable system.

      Our network is designed to permit efficient, high-speed transmission of data-intensive multimedia content. Our nationwide network is concentrated in areas with the highest density of business and residential users of communications services. Our fiber optic backbone mainly consists of dark fiber leased from SK Telecom and SK Networks and bandwidth leased from Powercomm and SK Networks. Our metropolitan and local loop networks, covering all major cities in Korea, primarily consist of fiber optic cable we have leased from SK Networks and Powercomm. We link our broadband Internet services end users to our fiber optic network through HFC cable connections principally leased from Powercomm and system operator partners.

      As of May 31, 2005, the HFC network we have installed passed 1.1 million homes and the HFC networks we leased from Powercomm and system operator partners passed 5.0 million homes and 2.4 million homes, respectively. These HFC networks collectively comprise the largest HFC network in Korea that permits the two-way communication necessary to access the full range of broadband services. Currently, the majority of our broadband end users are linked to our network through Powercomm's HFC network.

      Currently, we provide the majority of our broadband Internet services in cooperation with regional cable system operators. We provide services in 74 of 77 system operator areas.

                           BROADBAND INTERNET SERVICES

PRODUCTS AND SERVICES

      We offer broadband Internet access services to residential subscribers for a monthly fee of Won 38,000 (US$36.71). Monthly service includes unlimited access time, a free Korea.com e-mail account with 100 megabytes of storage and Web browser software. Residential subscribers to our Thrunet Saver service agree to receive e-mail messages advertising Thrunet and other companies and are charged a monthly fee of Won 34,000 (US$32.85) for the same monthly services as our other broadband Internet services subscribers. We also provide Cable Lite service, which offers Internet access at a slightly slower speed than the speed of our usual broadband Internet services for a lower monthly fee of Won 28,000 (US$27.05). Almost all of our subscribers currently rent a cable modem from us. New subscribers are charged a monthly cable modem rental fee ranging from Won 3,000 (US$2.90) to Won 9,000 (US$8.69) depending on the duration of their service contracts.

      Depending on the service area, our installation companies, TG Ubase, the system operators, or Thrunet are responsible for installation of the cable modem. Regardless of the company installing the modem, residential subscribers pay an installation fee of Won 30,000 (US$28.98).

      We also provide broadband Internet access mainly to SOHOs and other commercial entities for a monthly fee of Won 58,000 (US$56.03) for two lines, Won 99,000 (US$95.64) for three lines and Won 20,000 (US$19.32) for each additional line. For some of our larger accounts, we offer special discount packages.

      We also offer ADSL services to residential customers. Our ADSL services offering targets densely populated residential areas such as apartment complexes. Our ADSL services subscribers pay a monthly subscription fee of Won 28,000 (US$27.05) and a modem rental fee ranging from Won 3,000 (US$2.90) to Won 9,000 (US$8.69) depending on the duration of their service contracts.

      We offer VoIP services under the brand name "THRU PHONE" to residential and SOHO customers. Our VoIP services consist of local, long-distance and international telephony services which we provide using an Internet protocol network, rather than a public switched telephone network, or PSTN, at a lower cost than the ordinary PSTN services as only local telephone charges are incurred for data delivery over the Internet.

SALES AND MARKETING

      We market our broadband Internet services to residential and commercial subscribers throughout Korea. As of May 31, 2005, the total number of our end users was 1,273,381.

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

      Cable system operators often participate in our promotional efforts. A system operator may provide air time for our advertisements or include our marketing materials in its customer bills. We also have a nationwide sales and marketing network of more than 111 independent dealers.

      Our promotional efforts focus on national television and newspaper advertisements. Our efforts to market our services and build our brand name also include the following:

      -     special promotions through various events, including concerts; and

      - joint marketing alliances with domestic financial institutions, retailers and e-commerce service providers.

OUR RELATIONSHIPS WITH SYSTEM OPERATORS

      We provide our broadband Internet services in 74 of 77 system operator areas and in 55 areas we provide our broadband Internet services in cooperation with regional cable system operators. In the areas where we provide our broadband Internet services in cooperation with regional cable system operators, our system operator partners provide marketing, installation or maintenance services depending on our needs in each service area, and we pay each system operator partner a percentage of the basic subscription fees we receive from subscribers in the partner's service area based on the types of services the system operator provides.

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

CUSTOMER SERVICE AND TECHNICAL SUPPORT

      We have an agreement with TG Ubase to outsource our customer care and after-sales service functions. Currently, we outsource more than 528 customer service representatives from TG Ubase. These service representatives are available 24 hours per day, seven days per week to answer questions regarding broadband Internet services areas, fees, sign-up procedures, cable-modem questions and problems, basic computer and software configuration questions and other frequently asked questions. They also accept applications for our broadband Internet services and repair requests by telephone. We also provide customer support services through our sales and marketing department and handle problems referred by the call center agents.

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

      KT, hanarotelecom and Thrunet are the three major service providers in the Korean broadband Internet access market with a collective market share of approximately 83.7% as of May 31, 2005. KT, the largest telephony services provider in Korea, provides ADSL services through its own telephone network utilizing an extensive one way fiber optic backbone network and last-mile connections primarily consisting of copper lines. Currently, KT is the leading broadband Internet access services provider in Korea, with a market share of approximately 50.5% as of May 31, 2005. KT has been upgrading its last-mile connections and related facilities to provide ADSL services through its nationwide telephone network. hanarotelecom commenced providing cable-based Internet services in April 1999 and currently provides those services through system operators using Powercomm's HFC network and on its own HFC network. hanarotelecom offers services similar to our current offerings. Together with hanarotelecom, we utilize almost all of Powercomm's existing HFC network. hanarotelecom also provides ADSL services utilizing its own fiber optic network. As of May 31, 2005, approximately 38% of hanarotelecom's end users accessed their services through DSL connections. As of May 31, 2005, hanarotelecom had a market share of approximately 22.8% and we had a market share of approximately 10.4%. In addition to the three major service providers, Dreamline provides cable-based Internet services and ADSL services, and DACOM and Onsetel Co., Ltd. currently provide cable-based Internet services.

      The Korean Internet services market is rapidly evolving. In 2001, two out of the three major service providers further solidified their leading positions by acquiring smaller broadband Internet access service providers. In November 2001, we acquired SK Telecom's broadband Internet access business. In December 2001, hanarotelecom acquired an approximately 32% equity interest in Dreamline. We expect more small to medium-sized telecommunications companies to merge and the number of service providers in the market to continue to decrease.

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

      In October 2004, we acquired a network service provider ("NSP") license from the Ministry of Information and Communication for our broadband Internet services. Our NSP license is subject to satisfaction of certain terms and condition, including the following:

      - The license requires us to make annual contributions to the Information Promotion Fund for the purpose of research and development pursuant to the Telecommunications Business Law. Only the NSPs whose total broadband, voice and leased line services revenue amount for the preceding year was more than Won 30.0 billion (provided that broadband revenue will only be counted towards this threshold from 2005 onwards) and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total Broadband, voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the receding year. The "net profit" which the Ministry of Information and Communication will use in its determination of the amount of our contribution is calculated using the Ministry of Information and Communication accounting standards, which differs in certain respects from Korean GAAP.

      - We must comply with the business plan submitted to the Ministry of Information and Communication in all material respects. If necessary, the business plan may be revised in accordance with the procedures set out in the "Guidelines for Handling of Change of Business Plan of Network Service Provider." The initial service fee must be in compliance with the business plan. We must report to the Ministry of Information and Communication, the general terms (including the service fee of each service) together with supporting documentation.

      We also hold a special service provider license as a Type 2 reseller. Services we are permitted to provide under this license include Internet phone services and Internet access services. For more information on this type of licenses, see " -- Korean Telecommunications Laws and Regulations -- Telecommunications Laws" below.

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

      Network service providers provide specified types of basic telecommunications services, including local, domestic long distance and international telephone services, subscribed telegraph services, leased line services, services through allocated radio frequencies (including cellular communications services, paging services, PCS services, IMT-2000 services, and trunked radio system services), Internet access services, and such other services as designated by the Ministry of Information and Communication (including certain VoIP services).

      Value-added service providers provide telecommunications services other than those services specified for network service providers, such as data communications using facilities leased from a network service provider following notification to the Ministry of Information and Communication.

      Special service providers are intended to occupy a middle ground between network service providers and value-added service providers. The
Telecommunications Business Law provides that there are three types of special service provider licenses as follows:

      - Type 1 reseller licenses for entities that have their own switching facilities and resell or provide the network services;

      - Type 2 reseller licenses for entities that do not have their own switching facilities and resell the network services; and

      - Intra-building telecommunications service provider licenses for entities that provide telecommunications services within a specific building area through their own facilities.

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

C. ORGANIZATIONAL STRUCTURE

      The following table lists information concerning our significant subsidiaries and affiliates as of December 31, 2004:

                                                            PERCENTAGE OF OWNERSHIP
                                       JURISDICTION OF     AND VOTING INTEREST HELD
              NAME                      INCORPORATION             BY THRUNET
----------------------------------     ---------------     ------------------------
Korea.com Communications Co., Ltd.          Korea                   53.47%
Multiplus Limited(1)                        Korea                    5.00%


--------------
(1) The operation of Multiplus was included in our consolidated financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" due to the fact that the transaction with Multiplus, our special purpose entity, did not qualify as a true sale, thus the operation of the special purpose entity was consolidated under US GAAP. Multiplus ceased its operation on August 2004 and was in the process of liquidation as of December 31, 2004 and it is expected to be liquidated in 2005.

D. PROPERTY, PLANTS AND EQUIPMENT

FACILITIES

      Our executive offices and administrative offices are located in Seocho-ku, Seoul. We acquired this building, which has an aggregate of 11,742 square meters of net usable space, in February 2000 and disposed of it in August 2002. We currently lease three of the building's 20 floors, with an aggregate of 3,764 square meters of net usable space. See "Item 10 -- Additional Information -- Material Contracts -- Sale and Purchase Agreement between Korea Real Estate Investment Co., Ltd. and CKR ABS Specialty L.L.C." and " -- Lease Agreement between Daerung Seocho Tower (Lee Whan Keun) and Korea Thrunet Co., Ltd." for a summary of the terms of such agreements.

      We also own an Internet data center building in Seocho-ku, Seoul, which has an aggregate of 2,112 square meters of net usable space, and six buildings and office space for our regional branch offices in Busan, Taegu, Taejeon, Kwangju, Wonju and Incheon. We own or lease facility space for headend equipment and other related facilities in major cities throughout Korea, including Seoul and Incheon. We believe that our existing facilities are adequate for our current requirements. However, if expansion of our business requires us to obtain additional office space, we believe that additional space can be obtained on commercially reasonable terms to meet future requirements.

NETWORK

      Our network is designed to facilitate the efficient two-way transmission of data-intensive multimedia content. Our broadband Internet services network consists of a fiber optic backbone and metropolitan loops, supplemented by an HFC network.

      On August 6, 2002, we completed the sale of approximately 70% of our HFC network system to Powercomm for Won 45.0 billion. We have a lease back arrangement with Powercomm with respect to such HFC network for use in the operation of our broadband Internet business. See "Item 10 -- Additional Information -- Material Contracts -- Asset Sale Agreement between Thrunet and Powercomm" and " -- Agreement on Provision of Transferred Facilities Agreement between Thrunet and Powercomm" for a summary of the terms of such agreements.

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

      METROPOLITAN LOOPS. We have deployed our metropolitan loops in Kangwon Province and six major cities, including Seoul, Incheon, Taejon, Kwangju, Taegu and Busan, using fiber optic cables we lease from Powercomm and SK Networks. Our metropolitan loop network is a ring-type network and supports speeds of 2 Gbps.

      As of May 31, 2005, we have installed 25 units of DWDM equipment to establish four ring-type metropolitan DWDM networks in major metropolitan areas, including Seoul, Kyounggi and Incheon. Such ring-type metropolitan DWDM networks are designed to enhance network stability by directing data traffic to alternative routes in the event of unexpected network disconnection. By utilizing the DWDM technology, we can upgrade our metropolitan networks to a maximum capacity of 80 Gbps.

      NETWORK OPERATIONS CENTER. The network operations center located in Seoul use advanced network management tools and systems to monitor our network infrastructure on a 24 hour per day, seven days per week basis.

BROADBAND INTERNET SERVICES

      The following diagram shows the structure of our broadband Internet services network.

                           BROADBAND INTERNET NETWORK

                                  [FLOW CHART]

      DATA CENTERS. Our data center is located at our building in Seoul. To date, we have deployed regional data centers in Seoul, Busan, Taejeon, Taegu, Incheon, Kwangju, Chonju and Wonju. The data centers act as service hubs for defined geographic areas, proactively managing network performance, replicating content and applications, and providing an economical infrastructure to cache and broadcast data throughout a region.

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

      CABLE MODEMS. A cable modem connects to cable television coaxial wiring and attaches to the end user's personal computer via standard Ethernet connections, which support data transfer rates of up to 10 Mbps. While peak data transmission speed of a cable modem depends on the specific model and can approach 10-38 Mbps downstream to the subscriber and 0.7-10 Mbps upstream, the performance that subscribers actually experience is often constrained by the capacity of their personal computers and the performance of the Web servers. We currently use cable modems manufactured primarily by Motorola and Woojyun Systec, which we either sell or rent to the subscribers.

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

      INTERNET GATEWAYS. Our backbone network has direct links to Internet gateways in the United States via connections provided by various parties as follows. In June 2002, we acquired from Dacom Crossing an indefeasible right to use six international leased lines, each supporting a bandwidth capacity of 155 Mbytes, until December 2016, for a total price of US$12,000,000, which we have paid. We also have agreements with Dacom Crossing and Onse Telecom, pursuant to which we lease an aggregate of three international lines each supporting a bandwidth capacity of 155 Mbytes, expiring in September and November 2005, respectively. We pay Won 32.2 million and Won 11.9 million per month to Dacom Crossing and Onse Telecom, respectively. In addition, we have dedicated access lines to each of the domestic Internet exchanges, including DACOM IX, KINX, KIDC and KT-IX.

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

A.    OPERATING RESULTS

FISCAL 2004 COMPARED TO FISCAL 2003

      The following compares our operating results in the year ended December 31, 2004 to those of the year ended December 31, 2003.

      Revenues. Our revenues decreased by 9.8% from Won 398,782.4 million for the year ended December 31, 2003 to Won 359,796.6 million for the year ended December 31, 2004. This decrease in revenues reflected a 9.5% decrease in fees received from our broadband Internet services subscribers from Won 393,600.4 million in 2003 to Won 356,251.7 million in 2004 and a 31.6% decrease in revenues from our portal services from Won 5,182.0 million in 2003 to Won 3,544.8 million in 2004. The decrease in our broadband Internet access services revenues was primarily due to a decrease in the number of our subscribers from 1,293,364 as of December 31, 2003 to 1,287,916 as of December 31, 2004. The
decrease in our portal services revenues was primarily due to a decrease in the revenues of Korea.com, our consolidated subsidiary, as a result of the commencement of its corporate reorganization proceedings.

      Operating Costs. Our total operating costs, excluding depreciation and amortization, decreased by 9.1% from Won 256,875.4 million for 2003 to Won 233,459.8 million in 2004. The decrease in our total operating costs, excluding depreciation and amortization, was primarily due to lease payments to Powercomm and other network operators for the use of their HFC networks, decreases in commission payments to our independent dealers and installment fees. Lease payments to Powercomm and other network operators decreased by 14.1% from Won 90,563.2 million in 2003 to Won 77,767.6 million in 2004, primarily due to a decrease in the number of our subscribers. Commission payments decreased by 4.1% from Won 102,467.1 million in 2003 to Won 98,226.8 million in 2004, primarily due to a decrease in the amount of incentive payments to independent dealers. Installment fees decreased by 19.8% from Won 29,218.8 million in 2003 to Won 23,427.4 million in 2004, primarily due to a decrease in the number of new subscribers.

      Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 18.2% from Won 48,150.6 million in 2003 to Won 39,407.5 million in 2004, primarily due to decreases in advertising expenses and fees and charges, offset in part by an increase in bad debt expenses. Advertising expenses decreased by 25.6% from Won 12,431.3 million in 2003 to Won 9,245.8 million in 2004, primarily due to a decrease in our advertising activities. Fees and charges decreased by 57.5% from Won 4,455.3 million in 2003 to Won 1,893.4 million in 2004, primarily due to a decrease in fees paid to our legal and financial advisors and other consultants reflecting a reduced level of our activities in 2004. Bad debt expenses increased by 18.8% from Won 17,725.5 million in 2003 to Won 21,064.3 million in 2004.

      Depreciation and Amortization Expense. Depreciation and amortization expense decreased by 25.7% from Won 107,565.0 million in 2003 to Won 79,900.1 million in 2004 primarily as a result of our sale of equipment and network facilities.

      Impairment Loss. Our impairment loss decreased by 21.9% from Won 56,323.8 million in 2003 to Won 44,005.9 million in 2004, due to a lower level of obsolete equipment and facilities in 2004 compared to that in 2003.

      Loss on Disposition of Property and Equipment. In 2004, we recognized gain on disposition of property and equipment of Won 1,613.0 million primarily as a result of a downward adjustment in 2004 of the value of Korea.com Communications appraised at the time of its spin-off in 2001. In 2003, we recognized loss on disposition of property and equipment of Won 3,005.3 million primarily as a result of our sale of additional enterprise network services business related assets to SK Networks.

      Operating Loss. Our operating loss decreased by 51.6% from Won 73,136.6 million in 2003 to Won 35,363.5 in 2004, primarily as a result of a greater decrease in our operating expenses than a decrease in our revenues in 2004.

      Other Income (Expense). Other expenses decreased by 82.5% from Won 42,130.9 million in 2003 to Won 7,383.1 million in 2004, primarily due to an increase in gain on extinguishments of debt. Gain on extinguishments of debt increased from Won 5,738.0 million in 2003 to Won 21,923.0 million in 2004, primarily due to the repayment of the Multiplus asset backed loan.

      Income Tax. In 2004 as well as in 2003, we did not incur any income tax expense. See Note 10 to our consolidated financial statements for more details.

      Net Loss. Our net loss decreased by 64.4% from Won 120,998.8 million in 2003 to Won 43,071.4 million in 2004, primarily due to an increase in gain on extinguishments of debt and a decrease in our operating loss.

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

      Operating Costs. Our total operating costs, excluding depreciation and amortization, decreased by 10.4% from Won 286,723.5 million for 2002 to Won 256,875.4 million for 2003. The decrease in our total operating costs, excluding depreciation and amortization, was primarily due to decreases in commission payments to our independent dealers, lease payments to Powercomm and other network operators for the use of their HFC networks, salaries paid to our employees and repair expenses. Commission payments decreased by 11.1% from Won 115,289.9 million in 2002 to Won 102,467.1 million in 2003, primarily due to a decrease in the amount of incentive payments to independent dealers. Lease payments to Powercomm and other network operators decreased by 9.9% from Won 100,463.0 million in 2002 to Won 90,563.2 million in 2003 to Won 14,609.4 million in 2002 to , primarily due to a decrease in the number of our subscribers. Labor expenses decreased by 24.3% from Won 14,609.4 million in 2002 5o Won 11,056.7 million in 2003, primarily due to a decrease in the number of our employees and a reduction in bonus payments to our employees. Repair expenses decreased by 22.9% from Won 14, 757.4 million in 2002 to Won 11,370.6 million in 2003.

      Selling, General and Administrative Expense. Selling, general and administrative expense slightly decreased by 25.9% from Won 65,003.9 million in 2002 to Won 48,150.6 million in 2003, primarily reflecting decreases in bad debt expenses, salaries paid to our employees, fees and charges and research and development costs, offset in part by an increase in our advertising expenses. Bad debt expenses decreased by 56.7% from Won 40,904.3 million in 2002 to Won 17,725.5 million in 2003. Labor expenses decreased by 49.2% from Won 5,629.9 million in 2002 to Won 2,862.5 million in 2003, primarily due to a decrease in the number of our employees and a reduction in bonus payments to our employees. Fees and charges decreased by 36.4% from Won 7,009.8 million in 2002 to Won 4,455.3 million in 2003, primarily due to a decrease in fees paid to our legal and financial advisors and other consultants reflecting a reduced level of our activities in 2003. Research and development expenses decreased from Won 2,073.2 million in 2002 to nil in 2003. Advertising expenses increased by 14.2% from Won 10,886.8 million in 2002 to Won 12,431.3 million in 2003, primarily due to an increase in our advertising activities.

      Depreciation and Amortization Expense. Depreciation and amortization expense slight increased by 2.8% from Won 104,645.6 million in 2002 to Won 107,565.0 million in 2003.

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

      Income Tax. In 2003, we did not incur any income tax expense. In 2002, we recognized income tax expense of Won 131.4 million in 2002, reflecting income tax paid by ENS Securitization Limited on its income. See Note 10 to our consolidated financial statements for more details.

      Net Loss. Our net loss decreased by 72.3% from Won 436,102.5 million in 2002 to Won 120,998.8 million in 2003, primarily due to decreases in loss on retirement of bonds and loss from discontinued operations.

IMPACT OF INFLATION

      We do not consider that inflation in Korea has had a material impact on our results of operations. Inflation in Korea in 2000, 2001, 2002, 2003 and 2004 was 2.3%, 4.1%, 2.7%, 3.6% and 3.6%, respectively. See "Item 3 -- Key
InformationXRisk FactorsXThere are unique economic and political risks associated with investing in companies from Korea".

IMPACT OF FOREIGN CURRENCY FLUCTUATIONS

      See "Item 11 -- Quantitative and Qualitative Disclosures about Market RiskXForeign Currency Risk".

GOVERNMENTAL, ECONOMIC, FISCAL, MONETARY OR POLITICAL POLICIES OR FACTORS

      See "Item 3 -- Key InformationXRisk FactorsXRisks Related to Korea" and "Item 10 -- Additional Information -- Taxation".

B.    LIQUIDITY AND CAPITAL RESOURCES

      We were in corporate reorganization proceedings under the Corporate Reorganization Act of Korea from March 27, 2003 until June 23, 2005. See "Item 4 -- Information on the Company -- History and Development of the Company -- Reorganization Proceedings" for more details on our corporate reorganization proceedings.

      We had positive cash flows from operating activities of Won 28,517.2 million, Won 103,290.6 million and Won 80,051.3 million in 2002, 2003 and 2004, respectively. Net cash provided by operating activities in 2004 primarily reflected net income, adjusted by gain on extinguishment of debt (due to the commencement of our corporate reorganization proceedings) and depreciation and amortization. Net cash provided by operating activities in 2003 primarily reflected net losses, adjusted by depreciation and amortization. Net cash provided by operating activities in 2002 primarily reflected net losses, adjusted by depreciation and amortization and loss.

      Net cash used in investing activities was Won 13,688.2 million, compared to net cash provided by investing activities of Won 396,276.2 million and Won 13,316.6 million in 2002 and 2003, respectively. Net cash used in investing activities in 2004 was primarily due to our acquisition of telecommunication equipment such as CMTS and upgrading of the customer information system, or the CIS. Net cash provided by investing activities in 2003 was primarily due to the sale of our HFC network and headquarter building, offset in part by our acquisition of telecommunication equipment such as cable moderns and CMTS. Net cash provided by investing activities in 2002 was primarily the result of the disposition of property and equipment in connection with the sale of our enterprise networks business.

      As a result of the rapid expansion of our business and continued operating losses since our incorporation, we have significant debt and debt service obligations. Since 2002, we made significant efforts to reduce our liabilities and used the proceeds from the sale of our assets to pay off a portion of our long-term and short-term borrowings. As a result, we had net cash used in financing activities of Won 526,093.8 million, Won 117,887.2 million and Won 58,842.3 million in 2002, 2003 and 2004, respectively. In 2004, we used Won 83,811 million in the aggregate in repayments of short-term borrowings and long-term debts. In 2003, we used Won 76,485.8 million, Won 41,086.9 million and Won 7,066.3 million in repayments of long-term debts, short-term borrowings and bonds, respectively. In 2002, we used Won 198,348.0 million, Won 180,590.9 million and Won 230,933.7 million in repayments of bonds, short-term borrowings and long-term debts, respectively. Since our inception, we have met our working capital and other capital requirements principally from private and public sales of our shares and bonds and bank borrowings. In 2004, we neither issued any bonds nor raised any funds from short-term borrowings. Proceeds from the issuance of a series of bonds totaled Won 49,333.1 million and Won 6,280.8 million in 2002 and 2003, respectively. We also raised Won 55,053.9 million and Won 2,800.0 million from short-term borrowings in 2002 and 2003, respectively. In 2002, 2003 and 2004, however, we did not raise any funds from issuance of our shares and long-term debts. As of December 31, 2004, we had current liabilities (including the current portion of long-term debts, the current portion of capital lease obligations and the current portion of long-term accounts payable) and long-term liabilities (including long-term debts and deferred installment fees) of Won 607,579 million and Won 27,641 million, respectively, and our current liabilities exceeded our current assets by Won 456,782.9 million.

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

      On June 1, 2004, we issued 6,958,806 shares of our common stock to our unsecured creditors, including the Korea Development Bank and Kookmin Bank, as a result of their conversion of unsecured claims in the amount of Won 34.8 billion into our common shares at Won 5,000 per share according to our 2004 reorganization plan.

      On June 3, 2005, we issued 99,240,000 shares of our common stock to hanarotelecom pursuant to the investment agreement entered into between hanarotelecom and us and our 2005 reorganization plan.

      See Note 7 to our consolidated financial statements for a description of the types of financial instruments used, the maturity profile of debt, currency and interest rate structure.

      In 2002, 2003 and 2004, we sold the following assets to raise funds to satisfy our debt repayment and debt service obligations.

      - On August 6, 2002, we sold our HFC network system to Powercomm for Won 45.0 billion;

      - On August 16, 2002, we sold our corporate headquarter building to Carlyle Asia Real Estate L.L.C. for approximately Won 38.0 billion;

      - On October 28, 2002, we sold the assets related to our enterprise network services business to SK Global for Won 346.9 billion;

      - On December 30, 2003, we sold our HFC network in Youngdong, Kangwon for Won 3.4 billion;

      -     On December 30, 2003, we sold our HFC network in east Daegue for Won
            1.7 billion;

      - On December 30, 2003, we sold additional enterprise network services business related assets to SK Networks for Won 10.0 billion;

      - On October 2, 2003, we sold 3,808,600 Nowcom shares for Won 2.2 billion;

      - On January 30, 2004, we sold our HFC network in Kangrung and Sokcho for Won 3.4 billion;

      -     On June 30, 2004, we sold our HFC network in Dong-gu, Daegu for Won
            1.7 billion; and

      - On November 17, 2004, we sold 837,209 Ginam Broadcasting shares for Won 4.9 billion.

      As of December 31, 2004, we provided five blank promissory notes and one blank check to KDB Capital, Woori Investment Bank, LG Card, Woori Bank and LG Capital as collateral. As of the same date, we did not provide any financial guarantees for any third parties. See Note 9 to our consolidated financial statements for more details on our commitments and contingencies. It is common practice for Korean companies to issue blank promissory notes with a maximum note amount to financial institutions as collateral in credit transactions. In the event a holder of a blank promissory note attempts to claim an amount in excess of the maximum note amount, the issuer of such promissory note will be required to pay the entire note amount. However, in such event, the issuer has a right of indemnification from such holder with respect to the excess amount.

      Capital expenditures in property and equipment were Won 48,456.3 million, Won 15,834.9 million and Won 12,277.0 million in 2002, 2003 and 2004, respectively. Capital expenditures primarily consisted of transmission equipment cable modems, other facilities and equipment and software.

      Our current capital expenditure plan calls for the expenditure of approximately Won 21 billion, Won 14 billion and Won 16 billion in 2005, 2006 and 2007, respectively. None of those amounts represents contractually committed capital expenditures. We had invested approximately Won 1.2 billion of the planned 2005 capital expenditures as of June 30, 2005. The principal components of our capital investment plan are:

      -     purchase of equipment, such as cable modems, CMTS and servers;

      -     network infrastructure maintenance and repair; and

      -     general administrative infrastructure.

      In June 2005, we raised Won 471.4 billion from hanarotelecom's investment in us by issuing 99,240,000 new shares in the amount of Won 248.1 billion and unsecured corporate bonds in the amount of Won 223.3 billion. After reserving Won 16.5 billion for our two contingent liabilities pursuant to the investment agreement with hanarotelecom, we used Won 453.2 billion to repay our reorganization claims. We plan to meet our debt service, debt repayment and other repayment obligations and satisfy our currently anticipated capital expenditure and working capital requirements in the second half of 2005 and 2006 through revenues from our broadband Internet services. Although we believe that, with hanarotelecom's investment in us, we have sufficient working capital to meet our currently anticipated debt repayment, capital expenditure and debt service requirements and accounts payable in the second half of 2005 and 2006, in order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we may need to incur additional capital expenditures on enhancing our networks and expanding our subscriber base.

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

      Our selling, general and administrative expenses consist primarily of advertising expenses, salaries of administrative employees and fees and charges mostly paid to our consultants, legal and financial advisors.

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

      Even though our corporate reorganization proceedings were terminated in June 2005 and we are expected to continue our business as a going concern, our ability to generate future revenues will be dependent on a number of factors, certain of which are beyond our control. The prices of communications services and products in general and Internet access fees in particular have fallen historically, and we expect them to continue to fall. In order to achieve and maintain profitability, we will need to continue expanding our end user base and maintain adequate pricing levels. See "Item 3"Key Information"Risk Factors"We have experienced continuing operating losses." and "-Our ability to achieve and sustain profitability may be adversely affected by a decline in prices for our services or insufficient expansion of our end user base."

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

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      Our contractual obligations, including commitments for future payments (including principal amounts and interests) under our 2004 reorganization plan are summarized below. For more information on our corporate reorganization proceedings and reorganization plan, see Note 1 to our financial statements.

                                                  PAYMENTS DUE BY PERIOD
                                                  ----------------------
                                              LESS THAN                        MORE THAN 5
     CONTRACTUAL OBLIGATIONS         TOTAL     1 YEAR    1-3 YEARS  3-5 YEARS     YEARS
                                    -------   ---------  ---------  ---------  -----------
                                                   (IN MILLIONS OF WON)
Secured Borrowings                  366,417     21,551     85,257    114,955     144,654
Unsecured Borrowings                298,892     27,559     43,278     62,435     165,620
Short-term Borrowings                     -          -          -          -           -
Retirement and Severance Benefits     3,408          -          -          -       3,408
Total Contractual Cash Obligations  668,717     49,110    128,535    177,390     310,480

      If our amended reorganization plan had been effective as of December 31, 2004, our future payment obligations (including principal amounts and interests) would have been as follows:

                                                  PAYMENTS DUE BY PERIOD
                                                  ----------------------
                                              LESS THAN                        MORE THAN 5
     CONTRACTUAL OBLIGATIONS         TOTAL     1 YEAR    1-3 YEARS  3-5 YEARS     YEARS
                                    -------   ---------  ---------  ---------  -----------
                                                   (IN MILLIONS OF WON)
Secured Borrowings                  255,729    255,729       -          -            -
Unsecured Borrowings                197,497    197,497       -          -            -
Short-term Borrowings                     -          -       -          -            -
Retirement and Severance Benefits     3,408          -       -          -        3,408
Total Contractual Cash Obligations  456,634    453,226       -          -        3,408

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

      ALLOWANCE FOR DOUBTFUL ACCOUNTS

      The allowance for doubtful accounts is based on management's estimate of the uncollected portion of the Company's accounts receivable balance based on analyses of historical bad debt experience, customer credit worthiness, current economic trends and changes in customer payment terms.

      INVESTMENT SECURITIES

      Impairment of Investment Securities and Recoveries

      If the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. The subsequent increase in carrying amounts of the impaired and written-down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

      LONG-LIVED ASSETS

      Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the assets, or the group of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and market prices in active market, if available, or the estimate of fair value based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Company reports an asset to be disposed of by sale at the lower of its carrying value or fair value less cost to sell.

      RETIREMENT AND SEVERANCE BENEFITS

      Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The Company's estimated liability under the plan, equal to the amount that would be payable assuming all employees were to resign as of December 31, 2003 and 2004, has been accrued in the accompanying consolidated financial statements. Under the National Pension Scheme of Korea, through March 31, 1999, the Company was required to transfer a certain percentage of retirement benefits of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount payable to the employees when they leave the Company and is reflected as a direct deduction from the retirement and severance benefits liability.

      REVENUE RECOGNITION

      Monthly customer subscription fees for broadband internet service are recognized as revenue in the period services are provided. Included in subscription revenues are fees related to rental of cable modems to customers in connection with subscription contracts. Installation fees and the related installation costs up to an amount not exceeding installation fees are deferred and recognized as revenue and operating costs over the estimated customer retention period of 4 years. Korea.com

Communications recognizes as revenue the fees received from us for its provision of content offerings and email services and sales commissions from its e-commerce services.

      FOREIGN CURRENCY TRANSACTIONS

      Monetary assets and liabilities denominated in a foreign currency are converted into Korean Won at Won 1,197.80 to US$1.00 and Won 1,043.80 to US$1.00, the equivalent rates of exchange at December 31, 2003 and 2004, respectively. Revenue, expenses, gains and losses from foreign currency transactions are converted at the exchange rate in effect at the transaction date. All foreign exchange transaction gains and losses are included in current operations.

      INCOME TAX

      Income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

      EARNINGS (LOSS) PER SHARE

      Basic and diluted earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the fiscal year, which is 719,541 shares, 964,989 shares and 3,894,426 shares for the years ended December 31, 2002, 2003 and 2004, respectively. The warrants issued and stock options granted in 2000 and 2001 were not included in the calculation of loss per share for the years ended December 31, 2002 and 2003 as their effect was anti-dilutive. Also, they are not considered in 2004 as they were cancelled by the reorganization plan and their effect was anti-dilutive.

      COMPREHENSIVE INCOME

      Comprehensive income consists of net income and other comprehensive income
(loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholders' capital deficiency, such as unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments.

              ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Following our filing of a petition for the commencement of reorganization proceedings, on March 27, 2003, the bankruptcy court appointed Mr. Seog Won Park as our receiver and he performed functions similar to those of a Chief Executive Officer until June 23, 20005 when our reorganization proceedings were terminated. Following hanarotelecom's investment in us and the termination of our reorganization proceedings, new members of our board of directors and senior executive officers (whose business addresses were at 1337-20 Seocho-2dong, Seocho-ku, Seoul, Korea) were appointed as follows:

         NAME                          AGE                       POSITION
         ----                          ---                       --------
Soon-Yub Samuel Kwon...........         48     Chief Executive Officer/Representative Director
Chang Lib Ko...................         59     Statutory Auditor
Jong Myung Rhee................         51     Senior Executive Vice President/Director
Young Wan Cho..................         46     Senior Vice President/Director
Matt Ki Lee....................         46     Senior Vice President/Director
Hyung Jun Song.................         47     Senior Vice President/Director

      SOON-YUB SAMUEL KWON joined Thrunet in June 2005 as the Chief Executive Officer and Representative Director of Thrunet. He has also served as a Senior Executive Vice President of hanarotelecom since December 2003, the Chief Corporate Officer since April 2004 and as the Head of hanarotelecom's Thrunet M&A Division since January 2005. From October 2000 until November 2004, he served as the Representative Director of Hansol iGlobe Co., Ltd. From January 2000 until September 2000, he served as an Executive Vice President of Hansol M.com. From May 1987 until December 1999, he practiced law as an attorney at Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Kwon received a bachelor of law from Seoul National University in 1980 and masters in law from the University of Pennsylvania in 1984 an a J.D. from Columbia University in 1987.

      CHANG LIB KO joined Thrunet in April 2004 as a statutory auditor. From December 2002 until March 2004, Mr. Ko served as a receiver of Korea Tarpaulin Co., Ltd. From 2002 until 2002, he served as a statutory auditor of Sanga Co., Ltd., Labora Co., Ltd. and Korea Tarpaulin. Mr. Ko received a bachelor of arts in business administration from Kookmin University in February 1972.

      JONG MYUNG RHEE joined Thrunet in June 2005 as a Senior Executive Vice President. He has also served as a Senior Executive Vice President of hanarotelecom since November 1999 and Chief Technology Officer of hanarotelecom since November 2003, and was the Head of the IMT-2000 Business Division of hanarotelecom. He received a bachelor of science in electronic engineering in 1976 and masters degree in electronic engineering in 1978, both from Seoul National University. He received a Ph.D. in electronic engineering from North Carolina State University in 1987 and obtained a post-doctorate standing from University of Massachusetts in the area of designing DS-CDEMA in 1995.

      YOUNG WAN CHO joined Thrunet in June 2005 as a Senior Vice President. He has also served as a Senior Vice President of hanarotelecom since December 2002 and is currently the Head of the Management Unit of hanarotelecom's Thrunet M&A Division. He is also currently a Senior Vice President and Internal Auditor of Hanaro T&I, Inc., a subsidiary of hanarotelecom. Form January 2002 until December 2002, he served as a Managing Director and Head of the Finance Team of hanarotelecom. From April 2000 until December 2001, he served as a Managing Director and the Head of the Financial Strategy Unit of hanarotelecom. From September 1997 until March 2000, he served as Senior Manager and Head of the Finance Unit of hanarotelecom. From January 1985 until September 1997, he served as a Senior Manager of the Finance Unit of Dacom. Mr. Cho received a bachelor of arts in business administration from Korea University in 1983 and masters in business administration from the Helsinki School of Economics and Business Administration in 2000.

      MATT LEE joined Thrunet in June 2005 as a Senior Vice President. He has also served as a Senior Vice President of hanarotelecom since November 2001 and the Head of the Sales Management unit of hanarotelecom since January 2005. He previously served as Vice President of Nokia Networks, Management Director of Excel Tech, General Manager of Hyundai Electronics, and Member of Technical Staff in AT&T Bell Laboratories. Mr. Lee received a bachelor of arts in mathematics in 1984, masters in mathematics in 1985 and masters in statistics in 1986 from the University of Illinois, Urbana-Champaign.

      HYUNG JUN SONG joined Thrunet in June 2005 as a Senior Vice President. He has also served as a Senior Vice President and the Head of the Business Unit of hanarotelecom's Thrunet M&A Division since January 2005. He is also currently a Senior Vice President and non-standing Director of Hanaro Realty Development & Management Co., Ltd., a subsidiary of hanarotelecom.

From January 1982 to October 1997, he served as a Manager of the Business Management team at KEPCO. Mr. Song received a bachelor of electronic engineering from Hanyang University in 1982 and masters in information and communication management from New York University in 2000.

B.    COMPENSATION

      We paid an aggregate amount of compensation during fiscal 2004 to our directors and officers as a group equal to Won 355 million. The amount of retirement and severance benefits paid to our executive officers and directors in 2004 was Won 50 million. The amount of retirement and severance benefits accrued for our executive officers and directors in 2004 was Won 170 million. We are not required to disclose compensation to our directors and officers on an individual basis under Korean law and do not publicly disclose such information. No stock options were granted to our executive officers and independent directors in 2004. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2004.

C.    BOARD PRACTICES

      During our reorganization proceedings from March 27, 2003 until June 23, 2005 our board meetings, audit committee, compensation committee and independent directors were temporarily suspended. Subject to certain approvals and supervision of the bankruptcy court, Mr. Seog Won Park, our receiver, and Mr. Chang Lib Ko, our statutory auditor, had the power to perform the functions and responsibilities of such bodies and the exclusive power and capacity to conduct our business and to manage and dispose of any and all of our properties while we were in reorganization proceedings. We are in the process of re-establishing our normal board practices. We have neither appointed any independent directors nor established our audit committee and compensation committee yet.

      The following is a description of our board of directors, audit committee and independent directors as currently contained in our Articles of Incorporation.

BOARD OF DIRECTORS

      The board of directors have the ultimate responsibility for the administration of the affairs of Thrunet. Our Articles of Incorporation, as currently in effect, provide for a board of directors, which is comprised of standing directors and non-standing directors including independent directors. Our non-standing directors, as opposed to our standing directors, do not participate in our day-to-day operations. Under our Articles of Incorporation, all directors serve a three-year term, which may be extended to the close of the ordinary general meeting shareholders convened with respect to the last fiscal year, which ends on or before the date three years from the date of acceptance of office by such director. Our Articles of Incorporation provide for a board of directors of not less than five directors and not more than 15 directors. The Commercial Code requires that the directors be elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented, subject to such majority of at least one-quarter of all issued and outstanding shares having voting rights. The board of directors elects one Representative Director from the standing directors. None of our directors is party to a service contract with us that provides for benefits upon termination of employment.

AUDIT COMMITTEE

      Our Articles of Incorporation, as currently in effect, provide for an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee must consist of three or more directors and independent directors must comprise at least two-thirds of the members of the Audit Committee. Under our Articles of Incorporation, the Audit Committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The Audit Committee has the right to request the board of directors to convene a shareholders' meeting by providing a document that sets forth the agenda and reasons for such meeting.

D.    EMPLOYEES

      As of May 31, 2005 we had a total of 250 employees, including permanent employees and contract employees. The following chart shows the number of employees by main category of functional areas:

SENIOR MANAGEMENT                           4
SALES & MARKETING                          97
ENGINEERING                                92
ADMINISTRATION AND FINANCE                 57
                                          ---
TOTAL                                     250

      As of December 31, 2002, 2003 and 2004 we had 316, 283 and 248 employees, respectively.

      A labor union was established in March 2004. Currently, 181 of our employees are represented by the labor union. In accordance with Korean labor laws, our labor union has been in negotiations with our management to improve work conditions and benefits for our employees. We have not experienced any work slowdowns or stoppages.

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

      On August 20, 1999, March 24, 2000 and March 27, 2001, we granted stock options to purchase our shares to our executive officers, independent directors and employees. As of January 15, 2004, however, all of the stock options were cancelled pursuant to our reorganization plan. See Note 12 to our consolidated financial statements for more information about our stock options.

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

      We established our employee stock ownership association in June 1997. As of December 31, 2004, 48 employees of our company were members of the employee stock ownership association and the association held 141 shares of our common shares.

           ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our shares, on a fully diluted basis, as of June 30, 2005 by (1) each person known to us to own beneficially more than five percent (5%) of our shares, and (2) all of our directors and executive officers as a group. As of June 30, 2005, we had approximately 16,655 beneficial owners of our shares, including 4,883 beneficial owners of our shares in the United States.

                                                    SHARES BENEFICIALLY
                                                 OWNED AS OF JUNE 30, 2005
                                                 -------------------------
                NAME                               NUMBER          PERCENT
-----------------------------------------------  ----------        -------
Hanarotelecom incorporated.....................  99,240,000         96.2%
Directors and Executive Officers(1)............           0            0%

----------
(1) None of the directors/executive officers beneficially owns 1% or more of our shares on an individual basis.

      The following table describes transactions known to us through publicly available information involving holders of over 5% of our outstanding common stock during the period beginning on January 1, 2002 and ending on June 30, 2005 that resulted in a change of greater than 1% in the percentage ownership by that shareholder of our outstanding shares.

                                                                       NUMBER OF
                                            SHARES OWNED                 SHARES     SHARES OWNED
                             DATE OF          PRIOR TO                 PURCHASED     AFTER THE
  NAME OF SHAREHOLDER      TRANSACTION      TRANSACTION   PERCENTAGE     (SOLD)     TRANSACTION   PERCENTAGE
-----------------------  -----------------  ------------  ----------  -----------   ------------  ----------
TriGem Computer          February 28, 2002   14,965,048     14.58%      7,104,000    22,069,048     14.26%
SB-Thrunet Pte. Ltd.     February 28, 2002   14,208,000     14.50%     33,152,000    47,360,000     30.61%
Naray & Company          February 28, 2002    2,576,000      2.51%     11,840,000    14,416,000      9.32%
TriGem Computer(1)       August 28, 2002     22,069,048     14.26%     52,112,676    74,181,724     31.85%
Naray & Company          August 28, 2002     14,416,000      9.32%     26,056,338    40,472,338     17.38%
Naray & Company(1)       September 6, 2002   40,472,338     17.38%      9,560,000    50,032,338     21.48%
SB-Thrunet Pte. Ltd.(1)  September 6, 2002   47,360,000     30.61%      9,560,000    37,800,000     16.23%
SB-Thrunet Pte. Ltd.(2)  April 25, 2003      12,600,000     16.23%     (1,282,051)   11,317,949     14.58%
Naray & Company          April 25, 2003      16,677,446     21.48%      1,282,051    17,959,497     23.13%
TriGem Computer(3)       January 9, 2004     24,727,240     31.85%    (24,727,240)            0         0%
Naray & Company(2)(3)    January 9, 2004     17,959,497     23.13%    (16,677,446)    1,282,051      3.66%
Naray & Company(3)       April 8, 2004           32,051      3.66%        (32,051)            0         0%
Korea Development        June 1, 2004                 0         0%      1,912,950     1,912,950     24.52%
Bank(4)
Kookmin Bank(4)          June 1, 2004                 0         0%      1,342,532     1,342,532     17.21%
Powercomm(4)             June 1, 2004                 0         0%        834,552       834,552     10.70%
Sin Smale Agein SPE (4)  June 1, 2004                 0         0%        735,000       735,000      9.42%
Bond Park Echa SPE(4)    June 1, 2004                 0         0%        450,000       450,000      5.77%
Bond Park SPE(4)         June 1, 2004                 0         0%        450,000       450,000      5.77%
Kookmin Bank                     --           1,342,532     17.21%     (1,302,532)       40,000      1.02%
Hanmi Asset                      --                   0         0%        716,576       716,576     18.40%
Korea Development
Bank(5)                  June 2, 2005         1,912,950     24.52%       (956,475)      946,475     24.56%
Powercomm(5)             June 2, 2005           834,552     10.70%       (417,276)      417,276     10.71%
Shin Smale Agein SPE(5)  June 2, 2005           735,000      9.42%       (367,500)      367,500      9.43%
Bond Park Echa SPE(5)    June 2, 2005           450,000      5.77%       (225,000)      225,000      5.77%
Bond Park SPE(5)         June 2, 2005           450,000      5.77%       (225,000)      225,000      5.77%
hanarotelecom            June 3, 2005                 0         0%     99,240,000    99,240,000     96.22%
Korea Development        June 3, 2005
Bank(6)                                         956,475     24.56%              0       956,475      0.92%
Hanmi Asset(6)           June 3, 2005           716,576     18.40%              0       716,576      0.69%
Powercomm(6)             June 3, 2005           417,276     10.71%              0       417,276      0.40%
Shin Smale Agein SPE(6)  June 3, 2005           367,500      9.43%              0       367,500      0.35%
Bond Park Echa SPE(6)    June 3, 2005           225,000      5.77%              0       225,000      0.21%
Bond Park SPE(6)         June 3, 2005           225,000      5.77%              0       225,000      0.21%

-------------------------
(1) As a result of the reverse stock split of our common shares in the ratio of 3:1 on December 27, 2002.

(2) As a result of the reverse stock split of our common shares in the ratio of 40:1 on January 9, 2004.

(3) The 100% capital reduction of the common shares held by our largest shareholder, TriGem Computer, and its affiliates.

(4)   As a result of the debt to equity conversion on June 1, 2004.

(5) As a result of the reverse stock split of our common shares in the ratio of 2:1 on June 2, 2005.

(6) As a result of the issuance of our common shares to hanarotelecom on June 3, 2005.

B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH HANAROTELECOM INCORPORATED

            On December 13, 2004, we staged the second public auction to find a new major shareholder at which hanarotelecom was selected as a preferred bidder. A memorandum of understanding and the investment agreement were signed by hanarotelecom and us on December 21, 2004 and February 4, 2005, respectively. The aggregate amount of hanarotelecom's investment in us was Won 471.4 billion, including Won 248.1 billion in our common shares and Won 223.3 billion in our unsecured corporate bonds. On June 3, 2005, we issued 99,240,000 new shares, representing 96.2% of our issued and outstanding shares, at Won 2,500 per share to hanarotelecom, thereby making hanarotelecom our major shareholder. According to the investment agreement, hanarotelecom cannot dispose of 50% of the shares during the one-year period commencing on the date of issuance of such shares. On June 7, 2005, we also issued unsecured corporate bonds in the amount of Won
223.3 billion with a five-year maturity and a fixed interest rate of 3.42% per annum.

            Five of our directors (all of our directors other than our Statutory Auditor) are concurrently serving on hanarotelecom's board of directors.

RELATIONSHIP WITH KOREA.COM COMMUNICATIONS

      As of December 31, 2004, we owned 53.47% of the outstanding shares of Korea.com Communications. On April 1, 2003, the Bankruptcy Division of the Seoul District Court granted Korea.com Communications its petition for the commencement of reorganization proceedings under the Corporate Reorganization Act of Korea. Since we established Korea.com Communications and transferred our Korea.com portal business to it in June 2001, Korea.com Communications has provided Korea.com portal services and other related services to its own and our subscribers. As of December 31, 2004, Korea.com Communications owed us approximately Won 4,077 million, including Won 3,555 million in reorganization claims and Won 552 million in accounts payable.

RELATIONSHIP WITH TRIGEM AND ITS AFFILIATES

      TriGem was one of our founding shareholders and together with its affiliates was the largest shareholder until all of their equity interests in us were cancelled without compensation pursuant to our 2004 reorganization plan. None of TriGem and its affiliates currently owns any bonds or warrants to purchase our common stock.

      We have an agreement with TG Ubase, a subsidiary of TriGem, under which we outsource all of our customer care and after-service functions to TG Ubase. Payments of call center service fees to TG Ubase in 2002, 2003 and 2004 were Won 17,078 million, Won 14,323 million and Won 12,967 million, respectively. We believe that our agreement with TG Ubase was on terms no less favorable than could have been obtained from independent third parties.

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

RELATIONSHIP WITH SOFTBANK

      As of December 31, 2004, SOFTBANK, through SB Thrunet, beneficially owned 3.63% of our outstanding shares. On January 26, 2001, we issued to SB Thrunet bonds maturing on January 26, 2006, with interest accruing at the annual rate of 1.43% payable semi-annually, together with detachable warrants to purchase our common stock for Won 2,500, exercisable at any time until January 26, 2006. SOFTBANK's wholly-owned entity, SB Ginko, which is a general partner of SB Thrunet, also held warrants to purchase a total of 35,520,000 shares of our common stock at a per share exercise price of Won 2,500, exercisable at any time until January 26, 2006. On February 28, 2002, SB-Thrunet exercised all of its warrants to purchase 33,152,000 shares of our common stock. The subscription money in Korea Won was used to repay the US$70 million bonds issued to SB Thrunet. As a result of the difference in the exchange rate used to determine the aggregate denominated amount of the warrants and the exchange rate used for the payment of the subscription money, bonds amounting to US$7,400,000 remained. As a result of the implementation of our reorganization plan, the bonds held by SB Thrunet were classified as secured borrowings and were repaid in full in June 2005. As of January 9, 2004, all of the warrants held by SB Ginko were cancelled.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

                         ITEM 8 -- FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See "Item 18 -- Financial Statements" and pages F-1 to F-31 following Glossary.

                                LEGAL PROCEEDINGS

      REORGANIZATION PROCEEDINGS

      We were in corporate reorganization proceedings under the Corporate Reorganization Act of Korea from March 27, 2003 until June 23, 2005. See "Item 4 -- Information on the Company -- History and Development of the Company -- Reorganization Proceedings".

      INVESTIGATION BY THE FAIR TRADE COMMISSION

      In March 2003, we have entered into an agreement concerning broadband Internet services with other broadband Internet service providers, including Dacom, Dreamline, Onse, hanarotelecom and KT. Under this agreement, the parties to the agreement agreed not to provide unfair price discounts to end users and excessive marketing commissions. In January 2005, the Fair Trade Commission sent us a notice informing us that we, together with other telecommunication companies, will be subject of an investigation by the Fair Trade Commission into horizontal collusion, including formation of a price cartel, among the telecommunication companies with respect to our broadband Internet services from March 2003 until November 2004. The Fair Trade Commission has already made its decision on the services areas of local telephony and leased line services in May 2005, however, has not yet completed its investigation in other services areas, including broadband Internet services. The Fair Trade Commission is expected to find us and several other broadband Internet services providers guilty of horizontal collusion and make its final determination on the amount of our fine before the end of July 2005. The Fair Trade Commission has the power to impose a fine of up to 5% of our total revenues derived from the collusion. The sanction level will be determined by considering the totality of circumstances such as the size of the relevant business affected by the collusion, our role in forming the collusion, the period of the collusion being maintained and the impact of the collusion on consumers in the respective markets. The Fair Trade Commission's decision may also result in criminal and civil liabilities against us or our officers and employees. Subscribers harmed by the collusion may file a civil lawsuit against us based on the Fair Trade Commission's decision. If a lawsuit is filed and damages are awarded to the plaintiff in such lawsuit, we may face additional actions based on similar grounds by other subscribers.

      DISAGREEMENT WITH POWERCOMM

      In March 1999, we entered into an agreement with KEPCO to lease its cable television network for lease payments equal to a fixed percentage of our broadband internet services revenue. The agreement was transferred to Powercomm in early 2000 when Powercomm was spun off from KEPCO. In January 2001, we entered into an agreement with Powercomm on the provision of HFC network, which supplements an earlier agreement concerning cable television network use dated March 1999. Under this supplemental agreement, for our use of Powercomm's cable television transmission network, we guaranteed to Powercomm the minimum monthly usage fees per subscriber from January 2001 until March 2008.

      There have been disagreements between Powercomm and us as on the interpretations of these agreements, especially on the calculation of our usage fees. Depending on the final resolutions, we may have to make additional payments to Powercomm.

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

      On June 27, 2003, we entered into a memorandum of understanding with the plaintiff, which contains among other things, an agreement to settle the plaintiff's claim upon the condition that if the judgment sum is less than US$1 billion, the difference between the judgment sum and US$1 billion will be covered by all the defendants to the claim.

      In June 2004, we entered into a stipulation and agreement of settlement with defendant issuers and individuals with the same parties to the 2003 memorandum of understanding, which contains among other things, an agreement to discharge all defendant issuers and their directors from any liability from the claim and an agreement to allocate the difference between the judgment sum and US$1 billion among the defendant issuers' insurance companies if the plaintiffs collect less than US$1 billion from the underwriter and other defendant who didn't agree to the settlement. Such agreement becomes effective when the court approves it and the US District Court, Southern District of New York granted a preliminary approval on the agreement on February 15, 2005.

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

      On March 11, 2003, we made a written submission to the panel, to the effect that the purpose of the reorganization proceedings is not to liquidate our operations, but to allow ourselves to overcome our financial difficulties and resume normal commercial operations and continue serving our customers. See "Item 4 -- Information on the Company -- History and Development of the Company -- Reorganization Proceedings" for more information on our reorganization proceedings.

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

B.    SIGNIFICANT CHANGES

                               RECENT DEVELOPMENTS

HANAROTELECOM'S INVESTMENT

      On December 13, 2004, we staged the second public auction to find a new major shareholder at which hanarotelecom was selected as a preferred bidder. A memorandum of understanding and the investment agreement were signed by hanarotelecom and us on December 21, 2004 and February 4, 2005, respectively. The aggregate amount of hanarotelecom's investment in us was Won 471.4 billion, including Won 248.1 billion in our common shares and Won 223.3 billion in our unsecured corporate bonds. On June 3, 2005, we issued 99,240,000 new shares, representing approximately 96.2% of our issued and outstanding shares, to hanarotelecom. On June 7, 2005, we issued unsecured corporate bonds in the amount of Won 223.3 billion with a five-year maturity and a fixed interest rate of 3.42% per annum.

COURT APPROVAL OF THE AMENDED REORGANIZATION PLAN

      On April 29, 2005, the Bankruptcy Division of the Seoul District Court approved our amended reorganization plan reflecting changes to our reorganization plan mainly resulted from hanarotelecom's investment in us. The 2005 reorganization plan contains, among other things, terms of the investment agreement between hanarotelecom and us including our plan to issue new common shares and unsecured corporate bonds to hanarotelecom, and repay our reorganization claims by using the proceeds from hanarotelecom's investment in us.

CAPITAL REDUCTION AND REVERSE STOCK SPLIT

      Following the Seoul District Court's approval of our amended reorganization plan on April 29, 2005, we implemented (a) a 100% capital reduction of the common shares resulted from the 40:1 reverse stock split in 2004 and (b) a reverse stock split of all our remaining issued and outstanding common shares in the ratio of 2:1. As a result, the total number of our outstanding shares was reduced to 3,894,426 shares from 7,802,601 shares (representing a 50.0% reduction in the number of our total issued and outstanding shares) as of June 2, 2005.

COMPLETION OF THE REORGANIZATION PROCEEDINGS

      Following our repayment of reorganization claims pursuant to our amended reorganization plan, on June 17, 2005, we filed a petition with the Bankruptcy Division of the Seoul District Court for the termination of our corporate reorganization proceedings. The Seoul District Court granted our petition to terminate our corporate reorganization proceedings on June 23, 2005.

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

      In December 2004, the FASB issued SFAS No.153, "Exchange of Non-monetary Assets, an amendment of APB Opinion No.29, Accounting for Non-monetary Transaction". SFAS No.153 amends the APB Opinion No.29 exception to fair value measurement for non-monetary exchanges to apply only to those exchanges, which lack commercial substance as defined in SFAS No. 153, and is effective for non-monetary asset exchanges that the Company enters into on or after July 1, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      In December 2004, the FASB revised SFAS No.123, "Accounting for Stock-Based Compensation". It supersedes APB Opinion No 25. "Accounting for Stock Issued to Employees". This revised statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based in the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement is effective for period beginning after June 15, 2005 for public entities that do not file as small business issuers and after December 15, 2005 for public entities filing as small business issuers and after December 15, 2005 for non-public entities. The adoption of this statement is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No.20 and SFAS No. 3". SFAS No 154 replaces APB Opinion No 20, "Accounting changes" and SFAS No 3."Reporting Accounting Changes in Interim Financial Statements" and changes the requirement for the accounting for and reporting of a change in accounting principles. It applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provision of this statement should be effective for accounting changes made in fiscal year beginning after December 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      In July 2004, the EITF issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee". EITF Issue No.02-14 was effective for reporting periods beginning after September 15, 2004 and requires the use of the equity method of accounting for investments that are in-substance common stock when the investor has the ability to exercise significant influence over the investee. The adoption of this guidance is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      In March 2004, the EITF supplement EITF Issue No.03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF Issue No.03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures on unrealized losses on available-for-sale debt and equity securities. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue 03-1", which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued. The impact on future earnings, if any, of the recognition and measurement provisions of EITF Issue No.03-1 will not be known until the FASB issues its guidance.

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

                                                        HIGH      LOW
                                                        ----      ---
ANNUAL HIGHS AND LOWS
   1999 (since November 17) ........................  $  84.00  $  31.75
   2000 ............................................     72.63      2.09
   2001 ............................................      6.00      0.62
   2002 ............................................      1.85      0.13

QUARTERLY HIGHS AND LOWS
2001
   First Quarter ...................................  $   2.50  $   2.25
   Second Quarter ..................................      3.94      1.94
   Third Quarter ...................................      2.60      1.01
   Fourth Quarter ..................................      2.15      0.62
2002
   First Quarter ...................................      1.85      0.80
   Second Quarter ..................................      1.27      0.69
   Third Quarter ...................................      0.99      0.38
   Fourth Quarter ..................................      0.91      0.13
2003
   First Quarter ...................................      1.37      0.23
   Second Quarter (through April 4).................      0.34      0.15

MONTHLY HIGHS AND LOWS
2002
   October .........................................      0.55      0.21
   November ........................................      0.91      0.13
   December ........................................      0.68      0.40
2003
   January .........................................      1.34      0.45
   February ........................................      1.37      0.75
   March ...........................................      0.72      0.23

      On April 4, 2003, the reported last sale price of our common shares on the Nasdaq National Market was $0.15 per share. As of April 4, 2003, there were approximately 10,000 shareholders of record.

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our common shares were quoted on the Nasdaq National Market until April 4, 2003. See "Item 8 -- Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Delisting of Our Shares from The Nasdaq National Market ".

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSES OF THE ISSUE

      Not applicable.

                        ITEM 10 -- ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    ARTICLES OF INCORPORATION

      The following is a summary of certain provisions in our Articles of Incorporation. During our reorganization proceedings, however, to the extent that any provision of our Articles of Incorporation conflicted with any provision of the Corporation Reorganization Act of Korea, the latter superseded the former, and we had to comply with the provisions of the Corporation Reorganization Act of Korea. Among other things, general meetings of shareholders were not held and voting rights of shareholders were restricted.

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

      As of the date hereof, 103,134,426 shares were issued and outstanding. No Class B preferred shares are currently outstanding. All of our issued and outstanding shares have a par value of Won 2,500 per share, are fully paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 296,865,574 shares. We may issue additional shares without further shareholder approval as provided in our Articles of Incorporation.

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

      -     issued according to our Stock Option Plan;

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

      - issued to an acquirer of Thrunet in connection with the acquirer's merger or acquisition of Thrunet.

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

      ASSET SALE AGREEMENT BETWEEN THRUNET AND POWERCOMM

      On July 31, 2002, we entered into an asset sale agreement with Powercomm pursuant to which we agreed to sell to Powercomm our HFC network system and related facilities, including an aggregate of 154 electric poles, 64,101 meters of ducts and 5,443,554 meters of coaxial cables, in certain services areas of Seoul, Busan, Incheon, Ulsan, Taejeon and Kyonggi-do, for a total purchase price of Won 45.0 billion (or Won 49.5 billion including value added tax). Closing occurred on August 6, 2002.

      AGREEMENT ON PROVISION OF TRANSFERRED FACILITIES FOLLOWING ASSET TRANSFER AGREEMENT BETWEEN THRUNET AND POWERCOMM

      On July 31, 2002, we entered into an agreement with Powercomm pursuant to which Powercomm agreed to lease back to us the assets we sold to Powercomm under the Asset Sale Agreement (described above), for use in the operation of our broadband Internet business. The usage fees vary depending on the number of subscribers in the service area and our broadband Internet services revenue. The initial term of this agreement is three years, and is automatically renewable for another three years unless a party gives notice of intention to terminate the agreement at least three months prior to expiration of the term.

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

      LEASE AGREEMENT BETWEEN DAERUNG SEOCHO TOWER (LEE WHAN KEUN) AND KOREA THRUNET CO., LTD.

      The building at 1337-20 Seocho-dong, Seocho-gu, Seoul, where our executive offices are located, were transferred from CKR ABS Specialty L.L.C. to Daerung Seocho Tower (Lee Whan Keun) in September 2004. Accordingly, we terminated the lease agreement with CKR ABS Specialty L.L.C. and entered into a new lease agreement with Daerung Seocho Tower (Lee Whan Keun) (the "Lessor") on August 23, 2004, under which the Lessor agreed to lease to us three floors of the building for us to use as executive offices. The term of the lease is one year from September 23, 2004 until September 22, 2005. We paid a key money deposit in the amount of Won 657,524,100, which is refundable to us upon expiration of the lease agreement or termination in accordance with the terms of the agreement. The agreement provides for a monthly rent of Won 65,752,418 and monthly maintenance fee of Won 28,691,964.

      INVESTMENT AGREEMENT FOR THE ACQUISITION OF AND INVESTMENT IN KOREA THRUNET CO., LTD. BETWEEN HANAROTELECOM INCORPORATED AND KOREA THRUNET CO., LTD.

      On February 4, 2005, we entered into an investment agreement with hanarotelecom pursuant to which we agreed to issue and hanarotelecom agreed to subscribe (i) 99,240,000 new shares, representing approximately 96.2% of our issued and outstanding shares, for Won 2,500 per share for the aggregate amount of Won 248.1 billion and (ii) unsecured corporate bonds in the amount of Won
223.3 billion with a five-year maturity and a fixed interest rate of 3.42% per annum. hanarotelecom agreed not to dispose 49,620,000 shares, representing 50% of our shares subscribed, during the one-year period commencing on the date of issuance of such shares and agreed to deposit share certificates for such shares with the Korea Securities Depository during such period.

      Out of the total proceeds of Won 471.4 billion, Won 16.5 billion shall be reserved for our two contingent liabilities (Won 8.0 billion for the Fair Trade Commission's impending fine and Won 8.5 billion for our contingent liability from disputes with Powercomm over our minimum usage fees for line facilities and dark fiber) and the remaining proceeds shall be used to repaid our reorganization claims and professional service fees incurred by our advisors for this transaction.

      Won 8.0 billion reserved for the Fair Trade Commission's impending fine shall be held in escrow with a financial institute jointly selected by Thrunet and the KDB, the representative creditor of Thrunet, and shall be dispensed as follows:

- In the event the Fair Trade Commission does not impose any fine on Thrunet, the entire amount shall be used to repay reorganization claims of Thrunet as set forth in the amended reorganization plan.

- In the event the amount of the fine is not more than Won 4 billion, any amount remaining in the escrow account after paying the fine shall be used to repay reorganization claims of Thrunet as set forth in the amended reorganization plan.

- In the event the amount of the fine is more than Won 4 billion but not more than Won 10 billion, the fine in the amount of Won 4 billion plus two-thirds of the amount of fine exceeding Won 4 billion will be paid by using the funds in the escrow account and any remaining fine will be paid by Thrunet. Any amount remaining in the escrow account after paying the fine shall be used to repay reorganization claims of Thrunet as set forth in the amended reorganization plan.

- In the event the amount of the fine is more than Won 10 billion, the entire escrow amount shall be used to pay the fine and any remaining fine will be paid by Thrunet.

      AMENDED AGREEMENT ON PROVISION AND USE OF TELECOMMUNICATION FACILITIES BETWEEN THRUNET AND SK NETWORKS

      Following our transfer of the assets related to our enterprise network services business to SK Global (which subsequently changed its name to SK Networks Co., Ltd.), we entered into various agreements with SK Networks pursuant to which SK Networks agreed to lease back to us certain telecommunication facilities we sold to SK Networks under the Asset Sale Agreement (described above), including fiber optic cable, dark fiber, bandwidth and other related telecommunication equipment and facilities, for our use in the operation of our broadband Internet business. On April 1, 2005, we entered into an agreement to amend the earlier agreements with SK Networks. Pursuant to the amended agreement on provision and use of telecommunication facilities dated April 1, 2005, we lease from SK Networks fiber optic cables, dark fiber and bandwidth capacity for Won 784 million per month. The minimum mandatory lease period is until October 27, 2005.

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

E.    TAXATION

KOREAN TAXATION

      The following is a summary of the principal Korean tax consequences to owners of our shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable ("non-resident holders"). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

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

      Distribution of free shares representing a transfer of certain capital surplus or certain asset revaluation reserves into paid-in capital may be treated as dividends subject to Korean tax. However, stock splits, if any, will not be treated as dividends.

Taxation of Capital Gains

      A non-resident holder will be subject to Korean taxation on capital gains realized on a sale of our shares unless the non-resident holder is eligible for the benefits of an applicable tax treaty exempting such capital tax. In addition, the capital gains realized from the transfer of shares listed on certain foreign stock exchanges, insofar as the transfer is completed through such stock exchange, are exempted from Korean income taxation by virtue of the Tax Exemption and Limitation Law.

      Under the U.S.-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of our shares, with certain exceptions.

      In the absence of any applicable treaty or the exemption under the Tax Exemption and Limitation Law, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of our shares at the rate of the lesser of (subject to production of satisfactory evidence of the acquisition costs and the transaction costs) 27.5% of the net capital gains or 11% of the gross realization proceeds. See " -- Withholding of Taxes."

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

      Further, the reduced Korean withholding tax rate on dividends and capital gains under the U.S.-Korea Tax Treaty would not be available if (a) the U.S. resident holders are certain investment or holding companies or (b) the dividends or capital gains derived by residents of the United States from our shares are effectively connected with the United States residents' permanent establishments in Korea or, in the case of capital gains derived by an individual, (i) such United States resident maintains a fixed base in Korea for a period aggregating 183 days or more during the taxable year and our shares are effectively connected with such fixed base or (ii) such United States resident is present in Korea for 183 days or more during the taxable year.

Securities Transaction Tax

      Under the Securities Transaction Tax Law of Korea, securities transaction tax to be imposed at the rate of 0.5% (this rate may be reduced to 0.3%, including other surtax, if traded through the Korea Stock Exchange or KOSDAQ) will not be imposed on the shares listed on a foreign stock exchange.

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

Withholding of Taxes

      Under Korean tax law, holders of our shares in the United States will generally be subject to Korean withholding taxes on the capital gains and dividend payments by us in respect of those shares, unless exempted by a relevant tax treaty or the Tax Exemption and Limitation Law. In order to obtain the benefit of a tax exemption available under applicable tax treaties on or after July 1, 2002, holders of our shares must submit to us, the purchaser or the securities company an application for exemption prior to the time of first payment of the sale proceeds, together with a certificate of the tax residence issued by a competent authority of the residence country. However, this requirement will not apply to exemptions under Korean tax law. Under the Special Tax Treatment Control Law of Korea (the "STTCL"), capital gains arising from the transfer of the shares listed on a foreign stock exchange will be exempt from Korean taxation if such transfer is made through such stock exchange. Failure to withhold Korean taxes may result in the imposition of the withholding tax itself and 10% penalty tax, and, if prosecuted, a criminal penalty of an imprisonment up to one year and/or a fine up to the tax amount, on the relevant withholding agent. We, as payer of dividends, will act as withholding agent for the collection of Korean tax on such dividend payment.

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

- a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia;

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

Distributions on Our Shares

      Subject to the passive foreign investment company ("PFIC") rules discussed below, you must include in your gross income as dividend income the gross amount of any distribution (including amounts withheld to pay Korean withholding taxes) we make on our shares out of our current or accumulated earnings and profits (as determined under United States federal income tax principles) when the distribution is actually or constructively received by you. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a "qualified foreign corporation" for United States federal income tax purposes. A qualified foreign corporation includes:

      - a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

      - a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States,

but does not include an otherwise qualified foreign corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and we are considered eligible for the benefits of the income tax treaty between Korea and the United States. Our status as a qualified foreign corporation, however, may change.

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

      Subject to certain limitations, the U.S. dollar value of the Korean tax withheld from distributions will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be foreign source income, but, for taxable years beginning on or before December 31, 2006, generally will be treated separately, together with other items of "passive income" or, in the case of some United States financial service providers, "financial services income." For taxable years beginning after December 31, 2006, dividends will be treated as "passive category income" or "general category income". The rules governing the foreign tax credit are complex. We urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

      We believe that we were not a PFIC in 2004 and will not be a PFIC in subsequent taxable years. However, there can be no assurance in this regard.

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

      You may find these filings on our website at http://www.thrunet.com or request a copy of these filings, at no cost, by writing or telephoning us at 1337-20, Seocho-2dong, Seocho-ku, Seoul, Korea 137-751, Attention: Investor Relations Team, telephone number: (822) 6266-6959.

I.    SUBSIDIARY INFORMATION

Not applicable.

      ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

      In general, our primary market risk exposures are to fluctuations in exchange rates, interest rates and equity prices.

      Historically, our exposure to foreign exchange risk has been primarily related to our foreign currency denominated long-term debt. As of December 31, 2004, we had an aggregate of Won 11,494 million in Dollar-denominated long-term borrowings, Won 11,507 million in Dollar-denominated non-trade payable and Won 29 million in Dollar-denominated accounts payable. We had no other significant foreign currency denominated liabilities. As of December 31, 2004, 2.8% of our long-term borrowings, 9.9% of our long-term non-trade payable and 0.2% of our accounts payable were denominated in Dollars.

      In June 2005, pursuant to our amended reorganization plan approved by the court on April 29, 2005, we repaid most of our reorganization claims and had less than Won 30 million in foreign currency denominated liabilities as of June 30, 2005. Therefore, although substantially all of our revenues are denominated in Won, due to our limited foreign currency denominated liabilities, changes in the foreign exchange rate between the Won and the Dollar may not significantly affect us.

      As of December 31, 2004, we had cash and cash equivalents of Won 61,467 million. A substantial part of this amount consists of highly liquid investments with a remaining maturity at the date of purchase of less than 90 days. As of the same date, we had cash on hand and demand deposits of Won 61,467 million and short-term investments of Won 5,746 million. Short-term investments were primarily money market deposits and money market funds. All of these amounts were exposed to interest rate risk and will decrease in value if market interest rates should increase. A hypothetical increase in market interest rates by 10% from December 31, 2004 would cause the fair value of these instruments to decline by an insignificant amount. Due to the short duration of these investments, a change in interest rates would not have a material effect on our financial condition results of operations. Declines in interest rates over time will, however, reduce interest income related to the cash on hand and deposit accounts.

      Other than the above, we are not exposed to interest rate risk because none of our short-term and long-term borrowings has floating interest rates.

        ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

           ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      On March 27, 2003, the Bankruptcy Division of the Seoul District Court granted our petition for the commencement of reorganization proceedings and we received reorganization claims from our creditors pursuant to the Corporate Reorganization Act of Korea. As of January 9, 2004, the aggregate amount of reorganization claims from our creditors which was accepted by us and approved by the court was approximately Won 637.5 billion (after excluding exempted claims of Won 7.5 billion), including Won 280.4 billion in secured claims and Won 357.1 billion in unsecured claims. The 2004 reorganization plan included a repayment schedule for our reorganization claims over a repayment period ranging from five to nine years, in certain cases after a grace period of three to five years. According to the repayment schedule in our reorganization plan, part of unsecured claims was converted into our shares.

      As of April 29, 2005, the date on which our amended reorganization plan was approved by the court, the aggregate amount of our remaining reorganization claims, including interests accrued since the commencement of our reorganization proceedings, was Won 556.6 billion, including Won 277.0 billion in secured claims and Won 279.7 billion in unsecured claims. Of these claims, we plan to repay Won 453.2 billion, including Won 255.7 billion in secured claims and Won
197.5 billion in unsecured claims, by using the proceeds from hanarotelecom's investment in us after reserving Won 16.5 billion for our two contingent liabilities according to our 2005 reorganization plan. Any remaining claims will be repaid if there is any remaining balance in the escrow account after the settlement of a fine, which may be imposed on us by the Fair Trade Commission, pursuant to the terms of the investment agreement between us and hanarotelecom. See "Item 4 -- Information on the Company -- History and Development of the Company -- Public Auction to Find a New Major Shareholder". Any remaining claims after such settlement will be forgiven. See Note 1 to our consolidated financial statements for more details on our reorganization plan.

 ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                                    PROCEEDS

      None.

                       ITEM 15 -- CONTROLS AND PROCEDURES

      (a) Disclosure Controls and Procedures. Mr. Soon-Yub Samuel Kwon, our Chief Executive Officer and Young Whan Cho, our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information required to be included in our periodic SEC reports relating to us, is made known to them.

      (b) Internal Control over Financial Reporting. There have been no significant changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                              ITEM 16 -- [RESERVED]

                  ITEM 16.A -- AUDIT COMMITTEE FINANCIAL EXPERT

      As a result of the commencement of our reorganization proceedings on March 27, 2003, our audit committee has been temporarily suspended. Instead, a statutory auditor was appointed by the Seoul District Court on April 6, 2004.

                           ITEM 16.B -- CODE OF ETHICS

      In January 2005, we adopted a written code of ethics for our directors, officers and employees, a copy of an English translation of which is filed herein as an exhibit. The original Korean version of our code of ethics is available on our website at www.thrunet.com. There has been no amendment to such code of ethics since its adoption.

               ITEM 16.C -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Samil PricewaterhouseCoopers and Deloitte HanaAnjin LLC served as our independent registered public accounting firm for the fiscal year ended December 31, 2003 and the fiscal year ended December 31, 2004, respectively. The following table presents the aggregate fees for professional services and other services rendered to us by Samil PricewaterhouseCoopers in 2003 and by Deloitte HanaAnjin LLC in 2004:

                                            2003                         2004
                                            ----                         ----
(a) Audit Fees(1)                    Won 290 million(4)             Won 132 million
(b) Audit-Related Fees(2)
(c) Tax Fees(3)                               --                           --
(d) All Other Fees                            --                           --

(1) Audit Fees consist of fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings and engagements.

(2) Audit-Related Fees include fees billed for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) above.

(3) Tax Fees include fees billed for products and services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4) In addition to Won 290 million paid to Samil PricewaterhouseCoopers as its audit fees for the fiscal year ended December 31, 2003, we paid additional Won 30 million to Samil PricewaterhouseCoopers in 2005 in connection with the preparation of our annual report on Form 20-F for the fiscal year ended December 31, 2004.

      While we were in reorganization proceedings, all audit and allowable non-audit services, including tax services, had to be pre-approved by the bankruptcy court. The bankruptcy court approved all of the Audit Fees described above.

     ITEM 16.D -- EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

    ITEM 16.E -- PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                                   PURCHASERS

      In August 2002, we acquired 1,289,259 shares of common stock for Won 1,126.8 million upon our dissenting shareholders' exercise of the right to sell their shares to us in connection with the sale of our enterprise networks service business. After the three-for-one reverse stock split in December 2002, the number of our treasury stock decreased to 429,753 shares. We also acquired an additional 6,349 shares of common stock for Won 16.6 million as fractional shares resulted from the reverse stock split. After the forty-for-one reverse stock split in January 2004, the number of our treasury stock decreased to 10,902 shares. As of December 31, 2004, we held 10,902 shares of treasury stock.

                                    PART III

                         ITEM 17 -- FINANCIAL STATEMENTS

      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

                         ITEM 18 -- FINANCIAL STATEMENTS

See page F-1 to F-34 following Glossary.

                               ITEM 19 -- EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit
Number                             Description
------                             -----------
1.1      X  Articles of Incorporation of Thrunet as amended on April 29, 2005
            (English translation).

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

4.11     X  Agreement Supplemental to the Agreement on Provision and Use of
            Fiber Optic Communication Cable Facilities dated January 1, 2004, between Thrunet and SK Telecom (English translation).(5)

4.12     X  Agreement for Acquisition of Korea Thrunet Co., Ltd. dated February
            4, 2005, between Thrunet and hanarotelecom incorporated (English translation).

8.1      X  A list of Thrunet's significant subsidiaries.

11.1     X  Code of Ethics (English translation).

12.1     X  Section 302 Certification of Chief Executive Officer or Equivalent
            pursuant to Rule 13a-14(a).

12.2     X  Section 302 Certification of Chief Financial Officer or Equivalent
            pursuant to Rule 13a-14(a).

13.1     X  Section 906 Certification required by Rule 13a-14(b) and 18 U.S.C.
            Section 1350.

14.1     X  Network Operator Designation (including English translation).(1)

14.2     X  Network Service Provider License for Internet Access Services
            (including English translation).

14.3     X  Special Service Provider (Type 2 Reseller) License as amended on
            April 21, 2005 (including English translation).

-----------------------
* Confidential treatment has been requested. Confidential materials have been redacted and have been separately filed with the Securities and Exchange Commission.

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

(5) Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2003.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 15, 2005

                                              KOREA THRUNET CO., LTD.

                                              By: /s/ Soon-Yub Samuel Kwon
                                                  ------------------------------
                                                  Name:  Soon-Yub Samuel Kwon
                                                  Title: Chief Executive Officer

                                    GLOSSARY

      Set forth below are definitions of some of the terms used in this annual report.

asymmetric digital
subscriber line (ADSL)...........  A technology that allows more data to be sent over existing copper telephone lines.

asynchronous transfer mode
   (ATM).........................  A high bandwidth, low-delay, high speed transmission technology. ATM is a
                                   communications standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver voice, video and data traffic at varying rates.

backbone.........................  A centralized high speed network that interconnects smaller, independent networks.

bandwidth........................  The number of bits of information which can move over a communications medium in a given amount of time. Typically measured in Kbps and Mbps.

bps..............................  Bits per second. A measure of digital information transmission rates. A rate of one bps can transmit one bit in a second.

cable modem......................  A modem designed to operate over cable television lines. Because cable lines used by cable television generally provide much greater bandwidth than telephone lines, a cable modem can be used to achieve faster access to the world wide web.

coaxial cable....................  A type of wire that consists of a center wire surrounded by insulation and then a grounded shield of braided wire.

co-location......................  A service whereby a service provider places customers' servers and/or network equipment on the service providers' premises.

dark fiber.......................  Optical fiber infrastructure (cabling and repeaters) that is currently in place but is not being used. Optical fiber conveys information in the form of light pulses so the "dark" means no light pulses are being sent. Dark fiber can refer to infrastructure that is in place but not yet ready to use.

dense wavelength division
   multiplexing (DWDM)...........  DWDM equipment multiplies the transmission capacity of a specific fiber by dividing a single strand into multiple lightpaths, or wavelengths.

DOCSIS...........................  A set of interface specifications, adopted by the North American cable industry, for
                                   hardware and software to support cable-based delivery using cable modems.

electronic mail or
e-mail...........................  An application that allows a user to send or receive multimedia messages to or from any other user with an Internet address, commonly termed an e-mail address.

fiber optics.....................  A technology that uses glass (or plastic)
                                   threads (fibers) to transmit data. A fiber optic line consists of a bundle of glass threads, each of which is capable of transmitting messages modulated onto light waves.

Gbps.............................  Gigabits per second. A measure of digital information transmission rates. One Gbps equals 1,000 Mbps, one million kpbs, or one billion bps.

HFC..............................  Hybrid Fiber Coaxial. HFC cable is used in broadband telecommunication systems. HFC can transmit between 500 MHz to 1,000 MHz of bandwidth in both directions.

Internet.........................  The open global network of interconnected commercial, educational and governmental computer networks which utilize TCP/IP, a common communications protocol.

kbps.............................  Kilobits per second. A measure of digital information transmission rates. One kbps equals 1,000 bps.

leased line......................  A permanent telephone connection between two points set up by a network service provider.
                                   Typically, leased lines are used by
                                   businesses to connect geographically distant offices. The fee for the connection is usually a fixed monthly rate.

mbps.............................  Megabits per second. A measure of digital information transmission rates. One mbps equals 1,000 Kbps or one million bps.

modem (modulator-
   demodulator)..................  A device or program that enables a computer to transmit data over telephone lines.
                                   Computer information is stored digitally, whereas information transmitted over telephone lines is transmitted in the form of analog waves. A modem converts between these two forms.

network..........................  A collection of distributed computers which share data and information through
                                   inter-connected lines of communication.

node.............................  In networks, a processing location. A node can be a computer or some other device, such as a printer.

protocol.........................  A formal description of message formats and the rules two or more machines must follow in order to communicate.

router...........................  A device that receives and transmits data packets between segments in a network or different networks.

server...........................  Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. The term also refers to the computer on which server software runs.

switch...........................  A device that selects the paths or circuits to be used for transmission of information and establishes a connection; switching is the process of interconnecting circuits to form a transmission path between users and capturing information for billing purposes.

SONET............................  Synchronous optical network. SONET defines interface standards at the physical layer of the OSI seven-layer model. The standard defines a hierarchy of interface rates that allow data systems of different rates to be multiplexed. SONET establishes Optical Carrier (OC) levels from 51.8 Mbps to 2.48 Gbps.

VoIP.............................  Voice over Internet Protocol.

Web or World Wide Web
   (WWW).........................  A network of computer servers that uses a special communications protocol to link
                                   different servers throughout the Internet and permits communication of graphics, video and sound.

Web server.......................  A computer system that runs Web software, used to create custom Web sites, Web pages and home pages.

KOREA THRUNET CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Stockholders of
Korea Thrunet Co., Ltd.

We have audited the accompanying consolidated balance sheets of Korea Thrunet Co., Ltd and its subsidiaries (collectively referred to as the "Company") as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2002 and 2003 were audited by other auditor, whose report dated March 19, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance on whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2004 financial statements referred to above present fairly, in all material respects, the financial position of Korea Thrunet Co., Ltd. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, on March 3, 2003, Korea Thrunet Co., Ltd. filed a voluntary petition for corporate reorganization under the Korean Corporate Reorganization Act. On January 9, 2004, Korea Thrunet Co., Ltd's reorganization plan was accepted by its creditors and equity committee, and confirmed by the Court. As a result, the receiver is now responsible for the implementation of the reorganization plan. On December 15, 2004, hanarotelecom incorporated won the bidding for the sale of the shares of the Korea Thrunet Co., Ltd. and the reorganization plan was modified as hanarotelecom incorporated proposed a new reorganization plan, which was approved by the Court on April 29, 2005. Based on the modified reorganization plan, Korea Thrunet Co., Ltd.'s reorganization plan will be terminated after the stock retirement, capital increase, issuance of debentures and settlement of its debts. In addition, hanarotelecom incorporated will be the largest stockholder of Korea Thrunet Co., Ltd.

Deloitte HanaAnjin LLC

Seoul, Korea
June 2, 2005

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2003 AND 2004

                                                                                                           Translation into
                                                                                   Korean Won            U.S. Dollars (Note 2)
                                                                         -----------------------------   ---------------------
                                                                             2003            2004                2004
                                                                         -------------   -------------   ---------------------
                                                                                 (In millions)              (In thousands)
                                ASSETS

Current assets:
   Cash and cash equivalents                                             (Won)  53,946   (Won)  61,467        $    59,382
   Restricted cash                                                               4,674          25,249             24,393
   Accounts receivable, net of allowance for doubtful accounts
     (Notes 3 and 15)                                                           63,808          49,344             47,671
   Other receivables, net of allowance for doubtful accounts  (Note 4)           4,570           7,475              7,222
   Other current assets                                                          1,052           7,261              7,014
                                                                         -------------   -------------        -----------
                                                                               128,050         150,796            145,682
                                                                         -------------   -------------        -----------

Non-current assets:
   Property and equipment, net (Note 5)                                        346,260         235,558            227,570
   Investment assets                                                            39,336          22,677             21,908
   Other non current assets                                                     17,058          18,155             17,540
                                                                         -------------   -------------        -----------
                                                                               402,654         276,390            267,018
                                                                         -------------   -------------        -----------
       Total Assets                                                            530,704         427,186            412,700
                                                                         =============   =============        ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Short-term borrowings (Note 7)                                                1,000               -                  -
   Current portion of long-term accounts payable                                   266             266                256
   Current portion of long-term debts (Note 7)                                 429,590         389,454            376,248
   Current portion of capital lease obligations  (Note 6)                       17,270          20,524             19,828
   Accounts payable (Note 15)                                                  179,841         133,277            128,758
   Accrued expenses (Note 15)                                                   57,206          35,172             33,979
   Other current liabilities                                                     5,455          28,886             27,906
                                                                         -------------   -------------        -----------
                                                                               690,628         607,579            586,975
                                                                         -------------   -------------        -----------
Long-term liabilities:
  Long-term accounts payable                                                     7,445           1,306              1,262
  Long-term debts, net of current portion (Note 7)                              17,665          11,127             10,750
  Deferred installation fee                                                     11,225           7,072              6,832
  Other non-current  liabilities (Note 8)                                        8,136           8,136              7,860
                                                                         -------------   -------------        -----------
                                                                                44,471          27,641             26,704
                                                                         -------------   -------------        -----------
       Total Liabilities                                                       735,099         635,220            613,679
                                                                         -------------   -------------        -----------

Stockholders' equity (Note 11):
  Common stock of (Won) 2,500 par value, authorized 400,000,000 shares; issued and outstanding 970,440 shares in 2003 and
     3,894,426 shares in 2004                                                    4,852           9,756              9,425
  Additional paid-in capital                                                   907,531         936,134            904,390
  Loans to employees to acquire common stock                                       (66)            (31)               (30)
  Accumulated deficit                                                       (1,115,569)     (1,153,979)        (1,114,848)
  Accumulated other comprehensive income                                             -              96                 93
  Less: Treasury stock                                                          (1,143)            (10)                (9)
                                                                         -------------   -------------        -----------
       Total Stockholders' Equity                                             (204,395)       (208,034)          (200,979)
                                                                         -------------   -------------        -----------
       Total Liabilities and Stockholders' Equity                        (Won) 530,704   (Won) 427,186        $   412,700
                                                                         =============   =============        ===========

          See accompanying notes to consolidated financial statements.

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                                                         Translation into
                                                                        Korean Won                     U.S. Dollars (Note 2)
                                                        -------------------------------------------    ---------------------
                                                             2002          2003            2004                2004
                                                        -------------  -------------    -----------    ---------------------
                                                          (In millions, except  per share amounts)     (In thousands, except
                                                                                                         per share amounts)
Revenues: (Note 15)
   Broadband Internet Access services                   (Won) 421,062  (Won) 393,600    (Won) 356,252        $   344,171
   Portal services                                              6,079          5,182            3,545              3,425
                                                        -------------  -------------    -------------        -----------
                                                              427,141        398,782          359,797            347,596
                                                        -------------  -------------    -------------        -----------
Costs of revenues, excluding depreciation
   and amortization: (Note 15)
   Broadband Internet Access services                         262,209        240,075          230,838            223,011
   Portal services                                             24,515         16,800            2,622              2,533
                                                        -------------  -------------    -------------        -----------
                                                              286,724        256,875          233,460            225,544

Selling, general and administrative expenses
  (Note 14)                                                    65,004         48,150           39,408             38,071
Depreciation and amortization                                 104,646        107,565           79,900             77,191
Impairment loss on intangible assets, and property
and equipment                                                  27,261         56,324           44,006             42,514
Gain (loss) on disposal of property and
  equipment, net                                               35,660          3,005           (1,613)            (1,558)
                                                        -------------  -------------    -------------        -----------
Operating loss                                                (92,154)       (73,137)         (35,364)           (34,166)
                                                        -------------  -------------    -------------        -----------

Other income (expenses):
   Interest income                                              6,847          7,264            4,357              4,209
   Interest expense (Note 15)                                 (81,259)       (56,230)         (51,389)           (49,647)
   Gain on foreign exchange transactions                        6,317          1,500            3,575              3,454
   Loss on foreign exchange transactions                         (562)          (215)              (6)                (6)
   Gain (loss) on disposal of investments, net                   (965)         1,089            3,518              3,399
   Impairment loss on investments                             (28,930)        (1,165)               -                  -
   Loss on retirement of bonds                               (129,681)             -                -                  -
   Gain on extinguishment of debt                                 870          5,738           21,923             21,180
   Others, net                                                  2,654           (112)          10,639             10,278
                                                        -------------  -------------    -------------        -----------
                                                             (224,709)       (42,131)          (7,383)            (7,133)
                                                        -------------  -------------    -------------        -----------
Loss  from continuing operations before taxes,
   equity in loss of affiliates and minority interests       (316,863)      (115,268)         (42,747)           (41,299)
   Income tax expense                                             131              -                -                  -
   Minority interests                                           2,842           (230)           1,264              1,221
   Equity in loss of affiliates, net                           (6,215)        (5,501)          (1,588)            (1,534)
                                                        -------------  -------------    -------------        -----------
Loss from continuing operations                         (Won)(320,367) (Won)(120,999)   (Won) (43,071)       $   (41,612)
                                                        -------------  -------------    -------------        -----------

(Continued)

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                                                         Translation into
                                                                          Korean Won                   U.S. Dollars (Note 2)
                                                        ---------------------------------------------- ---------------------
                                                             2002             2003          2004               2004
                                                        --------------   --------------  ------------- ---------------------
                                                            (In millions, except  per share amounts)   (In thousands, except
                                                                                                        per share amounts)
Discontinued operations:
     Loss from discontinued operations                  (Won)  (51,960)  (Won)        -  (Won)       -      $          -
     Loss from disposals                                       (63,775)               -              -                 -
                                                        --------------   --------------  -------------      ------------
Loss from discontinued operations                             (115,735)               -              -                 -
                                                        --------------   --------------  -------------      ------------

Net loss                                                      (436,102)        (120,999)       (43,071)          (41,612)
                                                        --------------   --------------  -------------      ------------
Other comprehensive income (loss), net of tax
  Valuation gain on available-for-sale securities
   arising during the year                                           -                -             96                93
  Reclassification adjustment for loss on
   investment securities included in net loss, net
   of tax                                                       (3,269)               -              -                 -
  Effect of change in consolidated subsidiaries                      -           (2,498)             -                 -
                                                        --------------   --------------  -------------      ------------
Comprehensive loss                                      (Won) (439,371)  (Won) (123,497) (Won) (42,975)     $    (41,519)
                                                        ==============   ==============  =============      ============

Per Share Data: (Note 13)
  Basic and diluted net loss from continuing
  operations per common share                           (Won)  445,238   (Won)  125,388        (11,060)     $     (10.68)
  Basic and diluted loss from
  discontinued operations per common share                     160,846                -              -                 -
                                                        --------------   --------------  -------------      ------------
  Basic and diluted net loss per common share           (Won)  606,084   (Won)  125,388  (Won) (11,060)     $     (10.68)
                                                        ==============   ==============  =============      ============

          See accompanying notes to consolidated financial statements.

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                    Korean Won (In millions)
                                 ---------------------------------------------------------------------------------------------
                                                              Loans to
                                                             employees                   Accumulated
                                                Additional   to acquire                     other
                                    Common       paid-in       common     Accumulated   comprehensive    Treasury
                                     stock       capital       stock        deficit        income          stock         Total
                                 ------------- ------------- ----------  -------------  -------------  ------------  -------------
Balances at January 1, 2002      (Won) 256,601 (Won) 436,491 (Won) (561) (Won)(552,831) (Won)   3,269  (Won)      -  (Won) 142,969
Comprehensive loss:
Net loss for 2002                            -             -          -       (436,102)             -             -       (436,102)
Unrealized gains on investment
  securities, net of tax                     -             -          -              -              -             -              -
Less: reclassification
  adjustment for losses on
  investment securities
  included in net loss,
  net of tax                                 -             -          -              -         (3,269)            -         (3,269)
                                                                                                                     -------------

Total comprehensive loss                                                                                                  (439,371)
                                                                                                                     -------------
Issuance of 651,200 shares of
  common stock by exercise of
  warrants, net of issuance costs      130,240          (653)         -              -              -             -        129,587
Issuance of 977,127 shares of
  common stock by debt to equity
  conversion, net of issuance
  costs                                195,423      (107,562)         -              -              -             -         87,861
Decrease in equity due to
  disposal of subsidiaries' stock            -           (42)         -              -              -             -            (42)
Acquisition of treasury stock                -             -          -              -              -        (1,143)        (1,143)
Excess loss on minority interests            -             -          -         (1,048)             -             -         (1,048)
Decrease due to reverse stock
  split                               (388,176)      388,176          -              -              -             -              -
Stock compensation expense                   -           125          -              -              -             -            125
Collection of loans to employees
  to acquire common stock                    -             -        454              -              -             -            454
                                 ------------- ------------- ----------  -------------  -------------  ------------  -------------

Balances at December 31, 2002    (Won) 194,088 (Won) 716,535 (Won) (107) (Won)(989,981) (Won)       -  (Won) (1,143) (Won) (80,608)
                                 ------------- ------------- ----------  -------------  -------------  ------------  -------------

(Continued)

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                    Korean Won (In millions)
                                ---------------------------------------------------------------------------------------------------
                                                             Loans to
                                                            employees                     Accumulated
                                               Additional   to acquire                       other
                                   Common       paid-in       common       Accumulated    comprehensive   Treasury
                                   stock        capital       stock          deficit         income         stock         Total
                                ------------  ------------ ------------  ---------------  -------------  -----------  -------------
Balances at December 31, 2002   (Won)194,088  (Won)716,535 (Won)   (107) (Won)  (989,981) (Won)       -  (Won)(1,143) (Won) (80,608)
Comprehensive loss:
 Net loss for 2003                         -             -            -         (120,999)             -            -       (120,999)
 Effect of change in
   consolidated subsidiaries               -             -            -           (2,498)             -            -         (2,498)
                                                                                                                      -------------

Total comprehensive loss                                                                                                   (123,497)
                                                                                                                      -------------

Capital surplus (differences
   due to changes in interests)            -         1,729            -                -              -            -          1,729
Excess loss on minority
   interests                               -             -            -           (2,091)             -            -         (2,091)
Decrease due to reverse stock
   split                            (189,236)      189,236            -                -              -            -              -
Stock compensation expense                 -            31            -                -              -            -             31
Collection of loans to
   employees to acquire
   common stock                            -             -           41                -              -            -             41
                                ------------  ------------ ------------  ---------------  -------------  -----------  -------------

Balances at December 31, 2003   (Won)  4,852       907,531 (Won)    (66) (Won)(1,115,569) (Won)       -  (Won)(1,143) (Won)(204,395)
                                ------------  ------------ ------------  ---------------  -------------  -----------  -------------

(Continued)

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                    Korean Won (In millions)
                                ---------------------------------------------------------------------------------------------------
                                                             Loans to
                                                            employees                     Accumulated
                                               Additional   to acquire                       other
                                   Common       paid-in      common        Accumulated    comprehensive   Treasury
                                   stock        capital      stock           deficit         income         stock        Total
                                ------------  ------------ ------------  ---------------  -------------  -----------  -------------
Balances at December 31, 2003   (Won)  4,852  (Won)907,531 (Won)    (66) (Won)(1,115,569) (Won)       -  (Won)(1,143)(Won) (204,395)
Comprehensive income:
Net loss for 2004                          -             -            -          (43,071)             -            -        (43,071)
Valuation gain on available-
  for- sale securities                     -             -            -                -             96            -             96
                                                                                                                      -------------

Total comprehensive loss                                                                                                    (42,975)
                                                                                                                      -------------

Reverse stock splits                 (12,495)       11,362            -                -              -        1,133              -
Debt-to-equity swap                   17,399        17,241            -                -              -            -         34,640
Reversal of excess loss on
  minority interests                       -             -            -            4,661              -            -          4,661
Collection of loans to
  employees to acquire
  common stock                             -             -           35                -              -            -             35
                                ------------  ------------ ------------  ---------------  -------------  -----------  -------------

Balances at December 31, 2004   (Won)  9,756  (Won)936,134 (Won)    (31) (Won)(1,153,979) (Won)      96  (Won)   (10) (Won)(208,034)
                                ============  ============ ============  ===============  =============  ===========  =============

(Continued)

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                       Translation in to U.S. Dollars (In thousands) (Note 2)
                                ---------------------------------------------------------------------------------------------------
                                                             Loans to
                                                            employees                     Accumulated
                                               Additional   to acquire                       other
                                   Common       paid-in      common        Accumulated    comprehensive   Treasury
                                   stock        capital      stock           deficit         income         stock         Total
                                ------------  ------------ ------------  ---------------  -------------  -----------  -------------
Balances at December 31, 2003   $      4,688  $    876,758 $        (64) $    (1,077,740) $           -  $    (1,105) $    (197,463)
Comprehensive income:                      -             -            -                -              -            -              -
Net loss for 2004                          -             -            -          (41,612)             -            -        (41,612)
Valuation gain on available
   -for-sale securities                    -             -            -                -             93            -             93
                                                                                                                      -------------

Total comprehensive loss                                                                                                    (41,519)
                                                                                                                      -------------

Reverse stock splits                 (12,072)       10,976            -                -              -        1,096              -
Debt-to-equity swap                   16,809        16,656            -                -              -            -         33,465
Reversal of excess loss on
   minority interests                      -             -            -            4,504              -            -          4,504
Collection of loans to
   employees to acquire
    common stock                           -             -           34                -              -            -             34
                                ------------  ------------ ------------  ---------------  -------------  -----------  -------------

Balances at December 31, 2004   $      9,425  $    904,390 $        (30) $    (1,114,848) $          93  $        (9) $    (200,979)
                                ============  ============ ============  ===============  =============  ===========  =============

          See accompanying notes to consolidated financial statements.

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                                                               Translation into
                                                                                 Korean Won                  U.S. Dollars (Note 2)
                                                                 ------------------------------------------  ---------------------
                                                                     2002           2003           2004              2004
                                                                 -------------  -------------  ------------  ---------------------
                                                                                    (In millions)                (In thousands)
Cash flows from operating activities:
Net loss
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities                       (Won)(436,102) (Won)(120,999) (Won)(43,071)      $ (41,612)

   Depreciation and amortization                                       164,165        107,565        79,900          77,191
   Accretion of discounts on bonds issued                               40,154         18,352             -               -
   Amortization of discounts                                            13,269          1,231        31,040          29,987
   Bad debt provision                                                   40,904         17,725        21,836          21,096
   Provision for retirement and severance benefits                       2,724          1,176         1,101           1,064
   Stock compensation expense                                              125             31             -               -
   Loss (gain) on disposal of property and equipment, net               35,660          3,005        (1,613)         (1,558)
   Loss on disposal of ENS Securitization Limited, net                  63,775              -             -               -
   Loss (gain) on disposal of investments, net                             965         (1,089)       (3,518)         (3,399)
   Gain on disposal of available-for-sale securities, net                   (3)             -             -               -
   Gain on foreign exchange transactions, net                           (3,343)        (1,461)       (3,569)         (3,448)
   Loss on valuation of forward contract                                    35              -             -               -
   Equity in loss of affiliates, net                                     6,215          5,501         1,588           1,534
   Loss (gain) on redemption of bonds                                  130,049              -        (7,302)         (7,055)
   Gain on extinguishment of debt                                       (1,238)        (5,738)      (21,923)        (21,180)
   Impairment loss on investments                                       28,930          1,165             -               -
   Impairment loss on intangible assets, property and equipment         42,329         56,324        44,006          42,514
   Minority interests                                                   (2,842)           230        (1,264)         (1,221)
   Reversal of allowance for doubtful accounts                               -              -          (421)           (406)
   Miscellaneous gain, net                                              (3,863)        (1,482)         (528)           (512)

Changes in operating assets and liabilities

   Decrease (increase) in accounts receivable                            4,277        (12,021)       (5,928)         (5,727)
   Decrease (increase) in other receivables                            (75,828)        46,549           734             711
   Decrease (increase) in other current assets                           2,748          8,357          (577)           (558)
   Decrease in accounts payable                                        (60,477)       (22,998)       (3,752)         (3,625)
   Increase (decrease) in accrued expenses                             (16,885)        33,796        (5,349)         (5,167)
   Increase (decrease) in other current liabilities                     52,774        (31,928)       (1,339)         (1,293)
                                                                 -------------  -------------  ------------       ---------
Net cash provided by operating activities                               28,517        103,291        80,051          77,336
                                                                 -------------  -------------  ------------       ---------

(Continued)

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                                                               Translation into
                                                                                 Korean Won                  U.S. Dollars (Note 2)
                                                                 ------------------------------------------  ---------------------
                                                                     2002           2003           2004              2004
                                                                 -------------  -------------  ------------  ---------------------
                                                                                    (In millions)                (In thousands)
 Cash flows from investing activities:
   Disposition of property and equipment                         (Won)  83,902  (Won)  10,101  (Won)  6,733       $   6,505
   Proceeds from sale of discontinued operation                        346,860              -             -               -
   Acquisition of property and equipment                               (48,456)       (15,835)       (9,926)         (9,588)
   Disposition of investments                                            5,978          3,023        91,226          88,132
   Acquisition of investments                                           (4,298)          (441)     (110,186)       (106,450)
   Decrease in intangible assets and other assets, net                  12,290         16,468         8,465           8,178
                                                                 -------------  -------------  ------------       ---------
 Net cash provided by (used in) investing activities                   396,276         13,316       (13,688)        (13,223)
                                                                 -------------  -------------  ------------       ---------

 Cash flows from financing activities:
   Proceeds from short-term borrowings and long-term debts             104,387          9,081        25,198          24,344
   Repayment of short-term borrowings and long-term debts             (620,168)      (126,874)      (83,811)        (80,968)
   Decrease in other long-term liabilities                              (7,483)           (94)          (72)            (70)
   Issuance cost on common stock                                        (1,595)             -          (157)           (152)
   Acquisition of treasury stock                                        (1,127)             -             -               -
   Collection of loans to employees to acquire common stock               (107)             -             -               -
                                                                 -------------  -------------  ------------       ---------
 Net cash used in financing activities                                (526,093)      (117,887)      (58,842)        (56,846)
                                                                 -------------  -------------  ------------       ---------

 Net increase (decrease) in cash and cash equivalents                 (101,300)        (1,280)        7,521           7,267
 Cash and cash equivalents at beginning of the year                    156,526         55,226        53,946          52,115
                                                                 -------------  -------------  ------------       ---------
 Cash and cash equivalents at end of the year                    (Won)  55,226  (Won)  53,946  (Won) 61,467       $  59,382
                                                                 =============  =============  ============       =========
Supplemental disclosure of cash flow information

 Cash paid during the year for
 Interest                                                        (Won)  49,367  (Won)   4,755  (Won) 20,453       $  19,759
                                                                 =============  =============  ============       =========
 Income tax                                                      (Won)     952  (Won)       -  (Won)      -       $       -
                                                                 =============  =============  ============       =========

          See accompanying notes to consolidated financial statements.

                    KOREA THRUNET CO., LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

1. GENERAL:

(1) Korea Thrunet Co., Ltd.

Korea Thrunet Co., Ltd. ("Thrunet") was incorporated in July 1996 to provide broadband internet and portal services in Korea. Starting in July 1998, Thrunet was the first to offer broadband internet access services in Korea. The number of broadband internet subscribers was 1,301,620, 1,293,364 and 1,287,916 as of December 31, 2002, 2003 and 2004, respectively. Thrunet provides broadband internet services via cable modem to residential area customers and small offices throughout Korea. Thrunet acquired the domain name "Korea.com" in March 2000 and launched its Korea.com portal services in September 2000. Korea.com is a broadband oriented mega-portal featuring multi-access capability providing a variety of services such as interactive multimedia-concentrated content services, free e-mail and other multimedia communications services and e-commerce hosting. On June 12, 2001, Thrunet established Korea.com Communications, its subsidiary, to which Thrunet transferred all of its Korea.com portal business-related assets and approximately 100 employees. Thrunet also invested approximately (Won) 12,000 million in cash. In January 2000, Thrunet began to provide cable television services through its cable system operator subsidiaries. However, in September 2001, Thrunet discontinued its cable television business by selling its six subsidiaries. Enterprise network services, which began in July 1997, consists primarily of leasing dedicated fiber lines to corporate customers for transmitting voice and data. Thrunet provides enterprise network services to corporate customers including certain major Korean telecommunications companies and offered internet protocol-based leased line services, via dedicated fiber optic lines, to small and medium-sized enterprises and other corporate customers. As part of its enterprise network business, Thrunet provides co-location services by offering a secured location for servers, a controlled environment, monitoring and high-speed connection to the internet via fiber optic network. On October 28, 2002, Thrunet discontinued its enterprise network service business, except the co-location service, by selling its related assets, including the local fiber optic network and related equipment.

Thrunet was listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") in the United States of America on November 18, 1999. However, on April 7, 2003, its shares were delisted due to the reorganization proceedings discussed below and began trading on the over-the-counter market, or otherwise known as the "Grey Market" in the United States of America.

Since its inception, Thrunet has experienced recurring losses and negative cash flows from operations. Thrunet has recorded net losses from continuing operations of (Won) 320,367 million, (Won) 120,999 million and
(Won) 43,071 million for the years ended December 31, 2002, 2003 and 2004, respectively. Thrunet's liabilities exceeded its assets by (Won) 208,034 million as of December 31, 2004.

(2) Reorganization Proceedings

On March 3, 2003, Thrunet filed a voluntary petition for a stay order and for corporate reorganization proceedings with the Bankruptcy Division of the Seoul District Court (the "Court"). The Court ordered the commencement of the corporate reorganization proceedings on March 27, 2003 (the "Commencement") and appointed a receiver to evaluate Thrunet's corporate reorganization plans on the same day.

In 2003, the Court appointed a professional firm to perform an independent assessment of Thrunet's going concern value and liquidation value. Based on the report submitted by the professional firm to the Court on June 21, 2003, Thrunet's going concern value was higher than its liquidation value. On June 25, 2003, the Court approved Thrunet's corporate reorganization proceedings and ordered Thrunet to submit a reorganization plan. The first and second assembly for creditors and equity committee were held on June 25, 2003 and November 28, 2003, respectively. On January 9, 2004, Thrunet's reorganization plan was accepted by its creditors and equity committee and confirmed by the Court. Thrunet is currently operating its business under the jurisdiction of the Bankruptcy Court. During the restructuring proceedings, Thrunet continues to restructure its operations to improve its ability to operate as a going concern. Furthermore, after the disposal of the enterprise network services business in 2002, Thrunet focused on the broadband internet access business. Thrunet improved its results of operations and minimized cash outflows by reducing discretionary expenses, such as promotion and advertising expenses, labor costs and rental costs.

On March 6, 2003, Korea.com Communications (the "Korea.com"), Thrunet's subsidiary, also filed a voluntary petition for a stay order and for corporate reorganization proceedings with the Court. On April 1, 2003, the Court ordered the commencement of the corporate reorganization proceedings and appointed the receiver to evaluate Korea.com's corporate reorganization plan. On October 15, 2003, the Court approved Korea.com's corporate reorganization plan.

(3) Details of the Reorganization Plan of Thrunet Approved by the Court on January 9, 2004

A. Terms of Reorganization Plan:

1) Secured borrowings from financial institutions and others

The principal of secured borrowings is to be repaid in equal installments for six years after a three year grace period. Interest incurred prior to the Commencement amounting to (Won) 52 million is fully exempted, whereas an interest rate of 7 % is applied to the secured borrowings after the Commencement. Interest incurred during the preparative period, which is from March 27, 2003 to January 9, 2004, is to be repaid in accordance with the approved schedule of principal redemption (the "Schedule") by the Court and interest incurred after the preparative period is to be repaid as incurred.

2) Unsecured borrowings from financial institutions and others

15% of the total principal amount of unsecured borrowings will be redeemed through a debt to equity conversion, with the remaining principal payable to be repaid in equal installments over five years after a five year grace period. Interest incurred prior to the Commencement amounting to (Won) 5,169 million is forgiven, whereas an interest rate of 2 % is applied to the unsecured borrowings after the Commencement. Interest incurred during the preparative period is to be repaid in accordance with the schedule of principal redemption and interest incurred after the preparative period is to be repaid as incurred.

3) Secured accounts payable

The principal of secured accounts payable is to be repaid in equal installments for five years, and interest incurred before and after the Commencement is forgiven.

4) Unsecured accounts payable

Unsecured accounts payable with a principal amount of less than (Won) 20,000 million are to be repaid up to (Won) 200 million, (Won) 300 million,
(Won) 1,000 million and (Won) 2,000 million during the first, second, third and fourth year, respectively, under the reorganization plan. For the period from the fifth through the eighth year under the reorganization plan, the principal amount up to (Won) 3,000 million is to be repaid annually and the remaining principal amount is to be fully repaid in the ninth year.

For unsecured accounts payable over (Won) 20,000 million, 15 % of the total principal amount of unsecured accounts payable will be redeemed through a debt to equity conversion. The remaining principal amount is repaid up to
(Won) 1,500 million and (Won) 2,000 million for the third and fourth year under the reorganization plan after a two year of grace period. The principal amount up to (Won) 3,000 million is annually repaid from the fifth to the eighth year under the reorganization plan. The remaining principal amount is fully redeemed in the ninth year of the reorganization plan. Interest incurred before and after the Commencement is forgiven.

5) Unsecured debts payable to related parties

The principal amount of unsecured debts with affiliated companies are payable up to (Won) 200 million and (Won) 300 million during the first and second year, respectively, under the reorganization plan. From the third through the sixth year, the principal amount up to (Won) 500 million will be redeemed annually and the remaining principal amount is fully payable in the seventh year. Interest incurred before and after the commencement of the reorganization plan is forgiven.

6) Other

The principal of secured and unsecured security deposits received is to be repaid using the consideration from subsequent lease contracts with a third party after the termination of the lease contracts. Interest incurred before and after the Commencement is fully forgiven.

7) Changes in stockholders' rights:

a) Retirement of shares owned by the largest stockholder, its affiliates and related parties

An aggregate number of 42,633,447 shares (changed to 43,915,498 shares later with the approval of the Court) of total 77,635,260 common shares that are owned by the largest shareholder, its affiliates and related parties are retired without any consideration.

b) Reduction of capital by reverse stock split

Thrunet authorized a forty-for-one reverse stock split for the remaining shares after the aforementioned retirement. As a result, Thrunet decreased its common stock issued and outstanding by 32,876,768 shares.

c) Cancellation of stock options and warrants

Warrants attached with the bonds before the Commencement amounting to
(Won) 58,537 million, and stock options granted to directors and employees before the Commencement amounting to (Won) 5,582 million, are effectively cancelled on January 9, 2004.

B. Event subsequent to the balance sheet date - sale of Thrunet's shares to hanarotelelcom incorporated

Thrunet has sought external investors to repay its secured and unsecured debts to complete the reorganization proceedings. As a result of these efforts, on December 15, 2004, hanarotelecom incorporated was chosen as the winning bidder for the sale of Thrunet's shares and an investment contract between Thrunet and hanarotelecom incorporated was entered into on February 14, 2005. hanarotelecom incorporated will pay (Won) 471,390 million, among of which (Won) 248,100 million is for the new shares that will be held by hanarotelecom incorporated and the remaining amount of (Won) 223,290 million is for the debentures to be acquired by hanarotelecom incorporated.

The reorganization plan was modified on April 29, 2005, since hanarotelecom incorporated was chosen as a new investor in Thrunet.

Details of the revised reorganization plan are as follows:

1) (Won) 16,500 million will be reserved for the two contingent liabilities ((Won) 8,000 million for the Fair Trade Commission's fine and (Won) 8,500 million for contingent liability from disputes with Powercomm Inc. over minimum usage fee of the line facilities and dark fiber).

2) Remaining cash other than the reserved portion will be used to settle secured and unsecured debts.

3) Remaining reserved amounts, if any, after the settlement of the contingent liability from the Fair Trade Commission will be used to repay the secured and unsecured debts, after that, all outstanding secured and unsecured debts will be forgiven.

4)    Reverse stock split of 2 to 1

The retirement of the largest shareholder's shares, a forty-for-one reverse stock split, a two-for-one reverse stock split and debt-to-equity conversions, which are mentioned above, are reflected in the accompanying financial statements.

The Court approved this modified reorganization plan on April 29, 2005.

Thrunet's reorganization proceedings will be terminated after completing all procedures mentioned above, with approval of the Court. The Company expects the settlement of debts and termination of the reorganization proceedings with the approval of the Court in 2005.

C. Pro forma balance sheets

If the modified restructuring plan had been effective as of December 31, 2004, the condensed balance sheets would be as follows (won in millions).

Current assets                                    (Won) 167,296
Non-current assets                                      276,390
                                                  -------------
   Total assets                                         443,686
                                                  =============

Current liabilities                                      40,074
Non-current liabilities                                 237,738
                                                  -------------
   Total liabilities                                    277,812
                                                  -------------
Stockholders' equity                                    165,874
                                                  -------------
   Total liabilities and stockholders' equity           443,686
                                                  =============

(4) Reorganization Plan of Korea.com

Details of the Korea.com's reorganization plan, which was approved on October 15, 2003, are summarized as follows:

A. Redemption of Debts

1) Principal amounts

30% of the total principal amount from commercial transactions will be forgiven and the remaining 70% will be repaid. If the principal amount is less than
(Won) 250 million, the whole amount will be repaid without any debt forgiveness as follows:

      -   Total amount of (Won) 266 million will be repaid in the first year
          (2004), among which (Won) 1 million will be repaid to each creditor up to (Won) 138 million, and the remaining (Won) 128 million will be distributed in proportion of outstanding debt amounts.

      -   From 2005 to 2008, remaining debts will be repaid annually by 25%.

Borrowings from related parties, 55% of the total borrowings of (Won) 5,528 million, will be forgiven and the remaining amount will be repaid annually by 20% from the sixth year.

Accounts payable owed to related parties, 45% of the total accounts payable of
(Won) 3,341 million, will be forgiven and the remaining amount will be repaid annually by 20% from the sixth year.

2) Interest

All interest incurred will be forgiven.

B. Changes in Stockholder's Right

1) Retirement of shares owned by Thrunet, the largest shareholder

Pursuant to the reorganization plan of Korea.com, 90% of the total Thrunet's ownership in Korea.com is to be retired without any consideration.

2) Reduction of capital by reverse stock split.

Subsequent to the retirement of shares, Korea.com authorized a ten-for-one reverse stock split. As a result of the retirement of shares and the reverse stock split, Thrunet's ownership interest in Korea.com was reduced from 91.95% to 53.47%.

(5) Consolidated Subsidiaries

The consolidated financial statements include the accounts of Thrunet and its subsidiaries. The following table reflects Thrunet's ownership percentage and acquisition dates of its consolidated subsidiaries as of December 31, 2003 and 2004.

                                                  Ownership
                                                percentage (%)
                             Acquisition       ---------------
        Subsidiary              date            2003      2004         Primary business
        ----------           -----------       -----     -----    ------------------------------
Korea.com Communications      June 2001        53.47     53.47    Portal service
Multiplus Limited             June 2001         5.00      5.00    Special Purpose Entity ("SPE")

On June 29, 2001, Thrunet established Multiplus Limited. ("Multiplus"), a special purpose entity ("SPE"), in order to transfer rights to future receivables to be held by Thrunet. These receivables reflect four years of broadband internet access service that will be paid by Thrunet's customers with credit cards issued by three designated credit card companies. The transaction was consummated on June 29, 2001. Based on this transaction, Thrunet entered into an asset backed loan agreement with financial institutions in 2001, and the borrowings have been fully repaid in 2004 with the gains on debt repayment of
(Won) 7,302 million. Multiplus Limited has outstanding capital stock of
(Won) 10 million as of December 31, 2004.

The operations of Multiplus Limited are included in the consolidation of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". As Multiplus Limited did not qualify as a true sale, the operation of SPE is consolidated based on SFAS No 140. Multiplus Limited ceased its operations on August 2004 and is in the process of liquidation as of December 31, 2004 and it is expected to be liquidated in 2005.

All significant inter-company balances and transactions have been eliminated in the consolidation. Investments in affiliated companies where the Company has the ability to exercise significant influence are accounted for using the equity method of accounting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Basis of Consolidated Financial Statement Presentation

The Company maintains its accounts in accordance with accounting principles and practices employed in the Republic of Korea, whereas the accompanying financial statements reflect certain adjustments not recorded on the Company's book, to present these statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(2) Basis of Translating Financial Statements

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of the Korean Won amounts into U.S. dollar amounts are included solely for the convenience of the readers outside of the Republic of Korea and have been made at the rate of (Won) 1,035.10 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2004. Such translations should not be construed as representations that the Korean won amounts could be converted at that or any other rate.

(3) Principles of Consolidation

All significant inter-company transactions and balances with subsidiaries have been eliminated in the consolidation. The consolidated financial statements include the accounts of Thrunet and its subsidiaries. Equity investments of 20% to 50% ownership interest or where the Company has the ability to exercise significant influence over the investee are accounted for using the equity method of accounting and are reported in "Investments". The Company's share of earnings and losses of these companies are included in "Equity in net gain
(loss) of affiliates".

Any gain or loss resulting from changes in equity of consolidated investees that change the Company's relative ownership interest in such investees is recorded in additional paid-in-capital.

(4) Use of Estimates

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

(5) Cash and cash equivalents

Cash and cash equivalents are composed of cash on hand, demand deposits, money market deposits accounts and money market funds. All such amounts have an original maturity of 90 days or less. Current assets and non-current assets include (Won) 4,674 million and (Won) 8,448 million, respectively, of restricted cash as of December 31, 2003, and (Won) 25,249 million and
(Won) 25 million, respectively, as of December 31, 2004.

(6) Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's estimate of the uncollected portion of the Company's accounts receivable balance based on analyses of historical bad debt experience, customer credit worthiness, current economic trends and changes in customer payment terms.

(7) Investment Securities

1) Classification of Securities

Equity securities with readily determinable fair values and all debt securities are classified into three categories and accounted for as follows:

      - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

      - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses in income.

      - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale-securities and reported at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income.

2) Impairment of Investment Securities and Recoveries

If the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. The subsequent increase in carrying amounts of the impaired and written-down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

(8)  Value-Added Taxes

Under the Korean value-added tax ("VAT") system, the Company pays a 10% VAT on the purchase of most goods and services, and collects VAT from its customers equal to 10% of revenue. The VAT the Company collects from the customers must be remitted to the Korean government, offset by the VAT the Company has paid to its suppliers. The net amount paid by the Company to its suppliers and vendors and collected from its customers is recorded as prepaid value-added tax. If more VAT is collected from customers than paid to vendors and suppliers, the net amount is recorded as a current liability.

(9) Property and Equipment

Property and equipment are stated at acquisition cost, net of accumulated depreciation. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line method based on estimated lives as follows:

                                                     Years
                                                     -----
Buildings                                              40
Communication circuit equipment                       6~15
Transmission and communications equipment             3~6
Furniture, tools and vehicles                         5~8

Interest cost incurred during the construction and installation period of the Company's property and equipment are capitalized.

(10) Long-lived Assets

Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the assets, or the group of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and market prices in active market, if available, or the estimate of fair value based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Company reports an asset to be disposed of by sale at the lower of its carrying value or fair value less cost to sell.

(11) Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed on a straight-line basis over the lease term while contingent rentals are expensed as incurred.

(12) Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No.123, "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No123. Thrunet's stock-based compensation plan was cancelled by the reorganization plan on January 9, 2004.

(13) Discounts on Debentures

Discounts on debentures are amortized to interest expense using the effective interest rate method over the repayment period of the debenture.

(14) Retirement and Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The Company's estimated liability under the plan, equal to the amount that would be payable assuming all employees were to resign as of December 31, 2003 and 2004, has been accrued in the accompanying consolidated financial statements. Under the National Pension Scheme of Korea, through March 31, 1999, the Company was required to transfer a certain percentage of retirement benefits of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount payable to the employees when they leave the Company and is reflected as a direct deduction from the retirement and severance benefits liability.

(15) Revenue Recognition

Monthly customer subscription fees for broadband internet service are recognized as revenue in the period services are provided. Included in subscription revenues are fees related to rental of cable modems to customers in connection with subscription contracts. Installation fees and the related installation costs up to an amount not exceeding installation fees, are deferred and recognized as revenue and operating costs over the estimated customer retention period of 4 years.

(16) Foreign Currency Transactions

Monetary assets and liabilities denominated in a foreign currency are converted into Korean Won at (Won)1,197.80 to US$1.00 and (Won)1,043.80 to US$1.00, the equivalent rates of exchange at December 31, 2003 and 2004, respectively. Revenue, expenses, gains and losses from foreign currency transactions are converted at the exchange rate in effect at the transaction date.

All foreign exchange transaction gains and losses are included in current operations.

(17) Income Tax

Income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(18) Earnings (Loss) Per Share

Basic and diluted earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the fiscal year, which is 719,541 shares, 964,989 shares and 3,894,426 shares for the years ended December 31, 2002, 2003 and 2004, respectively. The warrants issued and stock options granted in 2000 and 2001 were not included in the calculation of loss per share for the years ended December 31, 2002, 2003 and 2004 as their effect was anti-dilutive. And they were cancelled by the reorganization plan in 2004.

(19) Comprehensive Income

Comprehensive income consists of net income and other comprehensive income
(loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholders' capital deficiency, such as unrealized gain or loss on available-for - sale securities and foreign currency translation adjustments.

(20) Recent Accounting Pronouncements

      A. In January and December 2003, the FASB issued and then revised FIN No.46 "Consolidation of Variable Interest Entities", which is effective immediately for all variable interest entities created after January 31, 2003. FIN No.46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. A primary beneficiary absorbs the majority of the entity's losses or receives a majority of the entity's residual returns, if they occur, or both. The Company fully adopted FIN No. 46 during 2004. The adoption of this statement did not have a significant impact on the accompanying financial statements.

      B. In December 2004, the FASB issued SFAS No.153, "Exchange of Non-monetary Assets, an amendment of APB Opinion No.29, Accounting for Non-monetary Transaction". SFAS No.153 amends the APB Opinion No.29 exception to fair value measurement for non-monetary exchanges to apply only to those exchanges, which lack commercial substance as defined in SFAS No. 153, and is effective for non-monetary asset exchanges that the Company enters into on or after July 1, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      C. In December 2004, the FASB revised SFAS No.123, "Accounting for Stock-Based Compensation". It supersedes APB Opinion No 25. "Accounting for Stock Issued to Employees". This revised statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based in the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement is effective for period beginning after June 15, 2005 for public entities that do not file as small business issuers and after December 15, 2005 for public entities filing as small business issuers and after December 15, 2005 for non public entities. The adoption of this statement is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      D. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No.20 and SFAS No. 3". SFAS No 154 replaces APB Opinion No 20, "Accounting changes" and SFAS No 3."Reporting Accounting Changes in Interim Financial Statements" and changes the requirement for the accounting for and reporting of a change in accounting principles. It applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provision of this statement should be effective for accounting changes made in fiscal year beginning after December 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      E. In July 2004, the EITF issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee". EITF Issue No.02-14 was effective for reporting periods beginning after September 15, 2004 and requires the use of the equity method of accounting for investments that are in-substance common stock when the investor has the ability to exercise significant influence over the investee. The adoption of this guidance is not expected to have a material impact on the Company's financial position, operating results or cash flows.

      F. In March 2004, the EITF supplement EITF Issue No.03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF Issue No.03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures on unrealized losses on available-for-sale debt and equity securities. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue 03-1", which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued. The impact on future earnings, if any, of the recognition and measurement provisions of EITF Issue No.03-1 will not be known until the FASB issues its guidance.

(21) Discontinued Operation

On October 28, 2002, the Company sold its enterprise network service business to SK Networks (formerly SK Global) and recognized an aggregate loss of
(Won)63,775 million from the disposal of related property and equipment. The book value of property and equipment at the date of sale totaled (Won)410,635 million. The disposal of related assets was considered as a disposal of a component of the Company and was accounted for as a discontinued operation under the provision of SFAS No. 144 "Accounting for the Impairment or Disposal of a Long-lived Assets", which superseded APB Opinion No. 30. Operating loss from the discontinued operations amounted to (Won)51,960 million in 2002.

The operation results of enterprise network service business are shown separately as discontinued operations in the accompanying statements of operations. Tax benefits for the loss from discontinued operations were nil in 2002.

(22) Reclassification

Certain amounts of prior years' financial statements were reclassified to confirm to the current year's presentation.

3. ACCOUNTS RECEIVABLE:

Accounts receivable as of December 31, 2003 and 2004 are as follows (won in millions).

                                     2003          2004
                                 ------------  ------------
Accounts receivable-trade        (Won) 92,061  (Won) 91,410
Allowance for doubtful accounts       (28,253)      (42,066)
                                 ------------  ------------
                                 (Won) 63,808  (Won) 49,344
                                 ============  ============

Changes in allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions).

                                 2002          2003           2004
                              ------------  ------------  ------------
Balance at beginning of year  (Won)  8,361  (Won) 16,065  (Won) 28,253
Write-offs                               -          (961)       (7,251)
Provision for the year               7,704        13,149        21,064
                              ------------  ------------  ------------
Balance at end of year        (Won) 16,065  (Won) 28,253  (Won) 42,066
                              ============  ============  ============

4. OTHER RECEIVABLES:

Other receivables as of December 31, 2003 and 2004 are as follows (won in millions).

                                    2003             2004
                                 ------------  ------------
Accounts receivable-other        (Won) 23,449  (Won) 25,702
Present value discounted                  (58)          (30)
Allowance for doubtful accounts       (18,821)      (18,197)
                                 ------------  ------------
                                 (Won)  4,570  (Won)  7,475
                                 ============  ============

Changes in allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions).

                                   2002         2003           2004
                              ------------  ------------  -------------
Balance at beginning of year  (Won)     78  (Won) 21,778  (Won)  18,821
Write-offs                               -        (5,641)        (1,396)
Provision for the year              21,700         2,684            772
                              ------------  ------------  -------------
Balance at end of year        (Won) 21,778  (Won) 18,821  (Won)  18,197
                              ============  ============  =============

5. PROPERTY AND EQUIPMENT:

Property and equipment as of December 31, 2003 and 2004 are as follows (won in millions).

                                      2003           2004
                                 -------------  -------------
Land                             (Won)  12,252  (Won)  12,252
Buildings                               17,878         17,878
Communication circuit equipment        144,258        121,473
Transmission and communications
  equipment                            434,105        423,155
Furniture, tools and vehicles            9,207          9,358
Construction-in-progress                11,359          9,477
                                 -------------  -------------
                                       629,059        593,593
Less : accumulated depreciation       (282,799)      (358,035)
                                 -------------  -------------
                                 (Won) 346,260  (Won) 235,558
                                 =============  =============

Depreciable assets are insured against fire and other casualty losses up to
(Won)155,742 million at December 31, 2004. Some of the Company's property and equipment and investments are provided to financial institutions as collateral for its borrowings of (Won)232,493 million, with which the financial institutions can claim up to (Won) 697,452 million. But due to the reorganization plan, the rights of the financial institutions to dispose of its collateral to collect the loans are restricted as of December 31, 2004.

During 2002, the Company disposed of its Hybrid Fiber Coaxial (the "HFC") leased-line, land and building, enterprise network equipment and other. On August 6, 2002, a sales contract with Powercomm Inc. for the HFC lease-line was completed and the Company incurred a loss of (Won)41,487 million. On August 9, 2002, a sales contract with Carlyle Korea Special Purpose for the land and buildings was completed and the Company made a gain of (Won)6,203 million. The Company also recognized a loss of (Won)376 million on sale of miscellaneous assets in 2002. On October 28, 2002, a sales contract with SK Networks (formerly SK Global) regarding its enterprise network business was completed and the Company incurred a loss of (Won)63,775 million.

During 2003, the Company recognized a loss of (Won)51 million in connection with the sale of tools with a carrying value of (Won)53 million. On December 31, 2003, a sales contract with SK Networks for communication circuit equipment and transmission and communications equipment used for enterprise network business with carrying value of (Won)13,037 million was signed resulting in a loss of
(Won)2,954 million in 2003.

For the year ended December 31, 2002, the Company recognized an impairment loss of (Won)17,467 million as the carrying amount of equipment was not recoverable.

For the year ended December 31, 2003, the Company recognized an impairment loss of (Won) 55,272 million on tangible assets. As part of the reorganization proceedings, the Court required the Company to evaluate all fixed assets. During this process, the Company identified (Won)28,094 million as obsolete assets.

The Company performed a valuation of certain assets as of July 1, 2004 and recognized an impairment loss of (Won)43,890 million on property and equipment and (Won)116 million on intangibles.

6. LEASE:

The Company is obligated under various capital leases for equipment as of December 31, 2003 and 2004. Equipment and related accumulated depreciation recorded under capital leases as of December 31, 2003 and 2004 are as follows (won in millions).

                                                2003          2004
                                           -------------  ------------
Transmission and communications equipment  (Won)  34,068  (Won) 33,303
Accumulated depreciation                         (26,249)      (27,829)
                                           -------------  ------------
                                           (Won)   7,819  (Won)  5,474
                                           =============  ============

Total lease liabilities of (Won)20,524 million are to be settled in 2005 in accordance with the modified reorganization plan.

7. DEBTS:

(1) Present value of debts

The Company applies the effective interest rate in valuating its debts, which equals the present value of future cash outflows by the reorganization plan and the actual repayment due amounts, expected to be financed by hanarotelecom incorporated. Due to the restructuring of debts by the reorganization plan, which was subsequently modified, the Company recognized a gain on extinguishment of debt of (Won)153,403 million in 2004.

(2) Short-term borrowings

Short-term borrowings as of December 31, 2003 and 2004 are as follows (won in millions).

                          2003        2004
                       -----------  -------
General purpose loans  (Won) 1,000  (Won) -

(3) Long-term debts

In 2003, as a result of the Company's reorganization proceedings, certain covenants were violated. In accordance with debts agreements, these liabilities were due on call and were therefore classified as current liabilities in the consolidated financial statements as of the end of 2003.

Long-term debts as of December 31, 2003 and 2004 are as follows (won in millions).

                                                                       2003           2004
                                                                  -------------  -------------
Won denominated:
  Secured bonds                                                   (Won) 153,905  (Won) 153,905
  Unsecured bonds                                                       123,500        123,500
  Unsecured loans, representing obligations principally to banks         20,823         20,823
  Secured loans, representing obligations principally to banks          136,282         91,317
                                                                  -------------  -------------
                                                                        434,510        389,545
                                                                  -------------  -------------
Less : Current portion                                                 (425,190)      (385,054)
Less : Discount on bonds issued                                            (519)          (519)
                                                                  -------------  -------------
  Sub-total                                                               8,801          3,972
                                                                  -------------  -------------
U.S. dollar denominated:
  Secured bonds                                                   (Won)   8,864  (Won)   8,864
  Secured loans, representing obligations principally to banks            4,400          2,691
                                                                  -------------  -------------
                                                                         13,264         11,555
                                                                  -------------  -------------
Less : Current portion                                                   (4,400)        (4,400)
Less : Discount on bonds issued                                               -              -
                                                                  -------------  -------------
  Sub-total                                                               8,864          7,155
                                                                  -------------  -------------
  Total                                                           (Won)  17,665  (Won)  11,127
                                                                  =============  =============

In 2002, the Company modified the contract with Korea Development Bank, the holder of the 5th convertible bond by fixing the conversion price at (Won)1,136 in accordance with modified contract at August 28, 2002. Aforementioned conversion price was agreed with Korea Development Bank in accordance with assignment of convertible bonds attached contract dated August 28, 2002. The 5th convertible bonds agreement contains debt covenants. At December 31, 2002, the Company was in breach of the debt covenants. Under the terms of the agreements, the lender may call the loan if the Company was in violation of any restrictive covenants. As of December 31, 2002, the lender did not waived the capital requirements, and accordingly, (Won)100,000 million of convertible bonds were reclassified to current portion of convertible bonds.

At March 21, 2002, the Company issued the 20th convertible bonds with total principal amount of (Won)952 million for cash of (Won)833 million, which were to be redeemed on March 21, 2005. The bonds had a coupon interest rate of 4.0 percent per annum, payable on an annual basis starting at the end of the first year after the issuance date. However, for all or a portion of the bonds that were not converted into the Company's common shares, additional compound interest at a rate of 12.0 percent per annum, calculated on an annual basis from the issuance date to the redemption date, would be payable on the redemption date. The bond were convertible into the Company's shares of common stock from July 22, 2002 to February 21, 2005, at the conversion price of (Won)100 thousand. None of this had been exercised for the period ended December 31, 2002.

On February 28, 2002, Softbank, Naray and TriGem exercised their warrants to acquire 828,800, 296,000 and 177,600 shares of the Company's common stock, respectively. Pursuant to the original agreement, Softbank, Naray and TriGem elected to tender their bonds to the Company with par value equal to the exercise price of the warrant. At the time of the issuance, the par value of the US $ 62,600,000 was equivalent to (Won)82,800 million in accordance with the exchange rate published by the Korea Financial Telecommunications and Clearing Institute on the day immediately preceding the date of exercise. To compensate Softbank for the difference between the par value of the bond surrendered and the exercise price of its warrants, the Company issued a par value of US $7,400 thousand debenture at the exact same term as the bond surrendered to Softbank. All of the Company's 654,183 of cable modems as well as 35,000,000 shares of Korea.com were pledged as collateral. The Company recognized a loss of
(Won)81,029 million, net of income tax benefit of (Won)61 million on the early retirement of the bonds.

The conversion features of all the Company's convertible bonds were cancelled by reorganization plan.

On August 2002, the Company entered into an agreement to exercise a debt to equity conversion on the bonds with warrants held by Trigem and Naray. The conversion took place on August 2002, with the Company issuing 1,302,816 and 651,408 shares of common stock at (Won)45 thousand per share in exchange for par value (Won)59,200 million and (Won)29,600 million of the bonds with warrants. The Company recognized a loss of (Won)48,014 million on the early retirement of the bonds. Warrants to purchase 296,000 shares of common stock at revised exercise price of (Won)300 thousand per share remain outstanding.

Accretion of bond discount was (Won)3,922 million and (Won)1,549 million for the years ended December 31, 2001 and 2002, respectively. These amounts were recorded as interest expense.

Upon approval of the reorganization petition by the Court on March 27, 2003, any enforcement of collection of debts and legal proceedings were suspended.

As explained in Note 1, all of Thrunet's long-term debts are to be repaid during 2005 with the approval of modified reorganization plan by the Court on April 29, 2005.

8.    RETIREMENT AND SEVERANCE BENEFITS:

Other non-current liabilities include the liability for retirement and severance benefits as of December 31, 2003 and 2004 are as follows (won in millions).

                                                               2003               2004
                                                           -------------      -------------
Balance, beginning of year                                 (Won)   2,779      (Won)   2,906
Provision for retirement and severance benefits                    1,176              1,101
Payments                                                          (1,049)              (597)
                                                           -------------      -------------
                                                                   2,906              3,410
                                                           -------------      -------------
Cumulative transfer to the National Pension Fund                     (31)               (27)
Payment made to severance insurance deposit fund                    (396)              (361)
                                                           -------------      -------------
Balance, end of year                                       (Won)   2,479      (Won)   3,022
                                                           =============      =============

Payments made to the severance insurance deposit fund are used to reduce the Company's accrued severance benefit liabilities. As of December 31, 2004, the amount placed to the severance insurance deposits fund was 10.59% of the Company's total severance benefit liability. The beneficiaries of the severance insurance deposits are the Company's employees.

The amount that the Company expects to pay for future benefits to its employees upon their retirement at normal retirement age is as follows (won in millions):

Year ending
December 31          Amount
-----------       ------------
   2005           (Won)     46
   2006                      -
   2007                      -
   2008                      -
   2009                      -
 2010-2014                   -

The above amounts were determined based on the employees' current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

9.    COMMITMENTS AND CONTINGENCIES:

      A. The Company has entered into an Internet System License Agreement with Microsoft to provide Microsoft Internet System License and technical support to the Company, and renewed the contract on July 30, 2003. Details of the contract are as follows:

            (1) Total acquisition cost of the permanent license is (Won)780 million and has been fully paid.

            (2) The Company does not pay an e-mail access license fee to Microsoft until the number of its e-mail users reaches 1,500,000. If it is over 1,500,000, the Company is obligated to pay US$ 0.10 per every additional user.

      B. In June 1997, the Company entered a long-term agreement with Korea Electric Power Corporation ("KEPCO") under which the Company utilizes KEPCO's network infrastructure, including KEPCO's fiber optic network and other ancillary facilities related to Powercomm Inc. to provide leasing of network lines owned by KEPCO. The Company pays a usage-based fee equal to a fixed percentage of the Company's monthly enterprise network services revenue for the use of the fiber optic network and certain other usage-based fees for the use of the ancillary facilities. The agreements with KEPCO and Powercomm Inc. are automatically renewed unless cancelled by the Company, KEPCO or Powercomm Inc. In January 2001, the Company entered into an agreement with Powercomm Inc., under which the Company agreed to pay a monthly minimum usage fee for the Company's use of Powercomm Inc.'s line facilities and dark fiber and to pay part of the lease fees requested by Powercomm Inc. in settlement of the disagreement. This agreement also supplements the Agreement Concerning Provision of Facilities dated June 1997, an earlier agreement with Powercomm Inc. concerning Powercomm Inc.'s provision of line facilities and dark fiber. Under this supplemental agreement, the Company agreed to lease Powercomm Inc.'s line facilities and dark fiber for a minimum period of three years from the date on which the Company commence using those line facilities or dark fiber. The Company must pay a monthly usage fee, which is determined based on the length and the bandwidth of line facilities and the number of dark fibers used by the Company during the relevant month. The fee and term provisions became effective retroactively from July 2000.

      C. In March 1999, the Company entered into an agreement with KEPCO to lease the HFC Network for 3 years for lease payments equal to a fixed percentage of certain broadband internet services revenue. The agreement was transferred to Powercomm Inc. in early 2000. Under certain conditions, this agreement can be terminated by either party prior to its expiration. In January 2001, the Company entered into an agreement with Powercomm Inc. on the provision of HFC network, which supplements an earlier agreement concerning cable television network use dated March 1999. Under this supplemental agreement, Powercomm Inc. agreed to provide the HFC network in those areas where the Company does not have an exclusive marketing agreement with a system operator. The Company has agreed that Powercomm Inc. will provide its cable television transmission network to a number of internet service providers using the other frequency range of the cable television transmission network in an area where the Company provides value added services using specific frequency range of Powercomm Inc.'s cable television transmission network, and Powercomm Inc. must allow the Company to participate in such project. With regard to the fees for the use of the cable television transmission network, the Company guaranteed to Powercomm Inc. the minimum monthly usage fees per subscriber from January 1, 2001. In February 2001, the Company entered into an agreement for the supply and use of network facilities of Powercomm Inc. in its multi-ISP areas.

            The network facilities include cable television electrical transmission network, HFC network, cable modem termination system, dynamic host configuration protocol servers and fiber optic gigabit switch. The period of this agreement is three years from February 27, 2001 and shall be extended for another three years unless a party demands to terminate or amend this agreement in writing. Under this agreement, the Company should pay a fixed amount of basic fees depending on the area, and monthly fees per subscribers. During 2002, 2003 and 2004, the Company paid (Won)53,215 million,
            (Won)58,408 million and (Won)53,112 million, respectively, under this agreement. There have been disagreements between Thrunet and Powercomm Inc. in regards to the interpretations of these contracts. Depending on the final resolutions, the Company may have to make additional payments to Powercomm Inc.

      D. In January 2001, the Company entered into another agreement with Powercomm Inc., which supplements the Agreement Concerning Provision of Facilities dated June 1997 and the Agreement on Provision of Line Facilities and Dark Fiber dated January 2001. Under this agreement, Powercomm Inc. and the Company agreed that the period applicable for the minimum usage fees guaranteed to Powercomm Inc. under the agreement on the provision of line facilities and dark fiber shall be from July 1, 2000 to June 30, 2002. The minimum usage fees applicable thereafter shall be determined by the parties by June 30, 2002. During 2002, 2003 and 2004, the Company paid (Won)29,640 million, (Won)2,241 million and (Won)2,152 million, respectively, under this agreement.

      E. On August 6, 2002, the Company sold HFC lease-lines to Powercomm Inc. According to the sales contract, if the Company leases back the lines, it must exclusively lease lines only from Powercomm Inc. for the next ten years.

      F. On October 28, 2002, the Company disposed of its enterprise network service business to SK Networks. According to the contract, the Company is liable for any lawsuit or claims for damages related to period prior up to the final contract date. Also, in relation to the usage of transmission and communications equipment of KEPCO without permission, the Company is jointly responsible with SK Networks for repair and maintenance expenses upon request from KEPCO until December 31, 2003. The Company must exclusively lease lines from SK Networks for the next five years. If the Company leases back the lines, it must exclusively lease lines from SK Networks and its affiliates.

      G. In October 1999 and January 2000, the Company entered into agreements with GNG Networks and SK Telecom Co., Ltd., respectively, to lease dark fiber for lease payments based on usage. During 2000 and 2001, the Company paid (Won)3,421 million and (Won)2,455 million, respectively, under such leases, In 2003, the agreement with GNG Networks were terminated. The Company paid (Won)2,454 million and (Won)2,266 million to SK Telecom co., Ltd in 2003 and 2004, respectively.

      H. In 1998, the Company entered into an agreement with Dacom Corporation and in 2000, the Company entered into agreements with Onse Telecom and MCI Com to lease international private leased circuit for fixed monthly payments. In 2001, the Company entered into an agreement with Naray Telecom to lease international private leased circuit for fixed monthly payments. During 2002, 2003 and 2004, the Company paid a total of (Won)28,626 million, (Won)12,708 million and (Won)680 million, respectively, under such leases.

      I. The Company has entered into mutual cooperation agreements with cable television operators and distributors in relation to internet access service marketing and paid fees by the agreements, amounting to (Won)66,584 million, (Won)60,076 million and (Won)57,368 million for the years ended December 31, 2002, 2003 and 2004, respectively.

      J. On December 30, 2003, the Company entered into an agreement with On Media to dispose of its HFC Network and transferred those assets on June 30, 2004. According to the contract, the Company is liable for any claims for damages related to the period prior up to the final contract date. Also, the Company must exclusively lease the HFC Network from On Media for the next ten years. With proceeds from the sales, the Company has repaid its borrowings from Korea Development Bank, prior to its maturity. The Company had provided the HFC Network to Korea Development Bank as collateral before the disposal.

      K. As of December 31, 2004, the Company is a defendant in 11 lawsuits seeking approximately (Won)420 million of damages in Korea and one class action lawsuit along with other defendants in the United States of America. These lawsuits are currently pending and the final outcome cannot be determined.

      L. As of December 31, 2004, the Company has provided 5 blank promissory notes and 1 blank check as collateral to financial institutions in relation to the borrowings.

      M. The Fair Trade Commission has been investigating the violation of the Fair Trade Act by communication companies including the Company and based on the final results of the investigation, the Fair Trade Commission may fine the Company. The amount of the fine cannot be determined as of December 31, 2004. The Company will pay the fine, if any, with the reserved money financed by hanarotelecom incorporated as explained in Note 1.

      N. Debt repayment guarantees by third parties amounting to (Won)289,472 million are provided to the Company as of December 31, 2004.

      O. The Company does not provide any debt repayment guarantees for third parties as of December 31, 2004.

10.   INCOME TAX:

The components of income tax expense attributable to loss before provision for income taxes and extraordinary item for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

                                                                    2002           2003           2004
                                                               -------------  -------------  -------------
(in millions of Korean won)
   Current:                                                    (Won)     131  (Won)       -  (Won)       -
   Deferred:                                                               -              -              -
                                                               -------------  -------------  -------------
   Total                                                                 131              -              -
   Income tax (benefit) allocated to discontinued operations               -              -              -
   Income tax (benefit) allocated to disposal of discontinued
      operations                                                           -              -              -
                                                               -------------  -------------  -------------
   Continuing operations                                       (Won)     131  (Won)       -  (Won)       -
                                                               =============  =============  =============

The Company is subject to a number of taxes based upon earnings which results in the following normal tax rates:

   Taxable earnings               Rate
   ----------------               ----
Up to (Won)100 million            16.5%
 Over (Won)100 million            29.7%

The Company incurs income tax liabilities based on taxable income determined in accordance with Korean generally accepted accounting principles and tax laws. The tax provisions included in these financial statements reflects current tax expense and deferred taxes under the provisions of US GAAP SFAS No, 109, "Accounting for Income Taxes".

The statutory tax rate, applicable to the Company for 2002, 2003 and 2004 was 29.7%. The reconciliation from income taxes calculated using the statutory tax rate to the effective tax rate for each of the period is as follows:

                                                                 2002            2003            2004
                                                            -------------   -------------   -------------
(in millions of Korean won)
   Taxes at Korean statutory tax rate                       (Won)(129,522)  (Won) (35,937)  (Won) (12,792)
   Permanent differences                                            7,730           5,810          (5,281)
   Tax benefits not recognized in current period                  121,923          27,895          18,073
   Effect of change in tax rate                                         -           2,232               -
   Special tax levied to gains on sale of certain property              -               -               -
                                                            -------------   -------------   -------------
   Total income tax provision                               (Won)     131   (Won)       -   (Won)       -
                                                            =============   =============   =============

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2004 and a description of the financial statement items that created these differences are as follows:

                                                                      2003            2004
                                                                 -------------   -------------
(in millions of Korean won)
Deferred tax assets:
   Accounts receivable                                           (Won)  12,682   (Won)  16,082
   Investment securities                                                20,100          14,523
   Other investment                                                      7,726               -
   Property and equipment                                                2,192          16,045
   Intangible assets                                                       913             822
   Net operation loss carry forward                                    194,288         182,752
   Tax credit                                                           17,254               -
   Others                                                                  559           7,701
                                                                 -------------   -------------
                    Total deferred tax assets                    (Won) 255,714   (Won) 237,925
                                                                 =============   =============

Deferred tax liabilities:
   Others                                                                 (122)        (45,932)
                                                                 -------------   -------------
   Total deferred tax liabilities                                         (122)        (45,932)
                                                                 -------------   -------------
   Deferred tax assets (liabilities) before valuation allowance        255,592         191,993
   Valuation allowance                                                (255,592)       (191,993)
                                                                 -------------   -------------
   Net deferred tax assets (liabilities)                         (Won)       -   (Won)       -
                                                                 =============   =============

At December 31, 2004, the Company had (Won)664,551 million of net operating loss carry forwards ("NOLs") available to offset future taxable income. These losses expire in the periods ranging from 2005 to 2009.

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether the Company is able to generate sufficient profits to offset their tax losses prior to the expiration of prior year NOLs. Accordingly, a valuation allowance totaling (Won)255,592 million and (Won)191,993 million in 2003 and 2004, respectively, was established for deferred income tax assets that may not be realized.

11.   STOCKHOLDERS' EQUITY:

In January and December 31, 2001, the Company issued an additional 651,200 shares and 109,122 shares of common stock for total cash consideration of
(Won)64,744 million and (Won)12,690 million, respectively.

In February 2002, the Company issued an additional 1,302,400 common shares upon exercise of warrants by Softbank, TriGem and Naray.

In August of 2002, the Company issued an additional 1,954,225 common shares at
(Won)45,440 per share by means of converting bonds with warrants into common shares.

In November of 2002, the Company authorized a three-for-one reverse stock split, as a result, the Company decreased from 5,826,644 common stock issued and outstanding to 1,940,881 and decreased from (Won)582,264 million common stock par value to (Won)194,088 million.

In August 2002, the Company acquired 32,321 shares of common stock for
(Won)1,126 million. After the three-for-one reverse stock split, the Company decreased its treasury stock to 10,743 shares. Subsequently, the Company acquired an additional 159 shares of common stock for (Won)16 million. At December 31, 2002, the Company held 10,902 shares of treasury stock.

As of December 31, 2003 and 2004, the Company has 400,000,000 authorized shares, consisting of voting common shares and voting preferred shares of (Won)2,500 at par value. Under its articles of incorporation, the Company may issue up to 40,000,000 non-voting preferred shares. There were no non-voting preferred shares outstanding as of December 31, 2003 and 2004.

As explained in Note 1, the Company authorized the retirement of the largest shareholder's shares, a forty-for-one reverse stock split, a two-for-one reverse stock split and debt-to-equity conversion, which are reflected in the accompanying financial statements.

12.   STOCK-BASED COMPENSATION:

Prior to the reorganization, the Company had a stock option plan (the "Plan") pursuant to which the Company may grant options to qualified officers and employees. In accordance with the Plan prior to March 2000, stock options were granted with a minimum exercise price equal to the three-month average market closing price of the Company's shares prior to the shareholders' meeting at which the grant of options was approved. The Plan was modified in March 2000 pursuant to which stock options were granted with a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market share price for the two-month period prior to the date on which the stock options were granted, (ii) the weighted average of the daily market share price for the one-month period prior to such date and (iii) the weighted average of the daily market share price for the one-week period prior to such date. When new shares are issued upon exercise of stock options, the option exercise price shall not be less than the par value of the Company's shares. Under the terms of the Plan prior to March 2000, the options vest at the end of the third year from the date of grant and are exercisable for a period of 7 years from the date they become vested. Options granted under the modified terms of the Plan effective March 2000, vest at the end of the second year from the date of grant and are exercisable beginning after the end of the third year from the date of grant for a period of 7 years from the date they become exercisable. The maximum aggregate number of shares available for issuance under the Plan shall not exceed 10% of the total number of the Company's shares outstanding.

On March 24, 2000, the Company granted options for 13,916 common shares to certain executive officers, directors and employees. The exercise price of the options granted was (Won)5,808 thousand per share. The options vested on March 25, 2002 and were exercisable from March 25, 2003 until March 24, 2010.

On March 27, 2001, the Company granted options for 22,558 common shares to certain executive officers, directors and employees. The exercise price of the options granted was (Won)864 thousand per share. The options vested on March 28, 2003 and were to become exercisable from March 28, 2004 until March 27, 2011.

On January 9, 2004, all outstanding stock options given to the Company's employees and directors were cancelled according to the reorganization plan.

13.   EARNINGS (LOSS) PER SHARE:

Earnings (loss) per share for the years ended December 31, 2002, 2003 and 2004 were calculated as follows.

                                                              2002               2003             2004
                                                         --------------    ---------------   --------------
(in millions of Korean won)
   Loss  from continuing operations                      (Won) (320,367)   (Won) (120,999)   (Won)  (43,071)
   Loss from discontinued operations                           (115,735)                -                 -
                                                         --------------    --------------    --------------
   Net loss attributable to common shares                (Won) (436,102)   (Won) (120,999)   (Won)  (43,071)
                                                         ==============    ==============    ==============
   Weighted average number of common shares outstanding         719,541           964,989         3,894,426

(in Korean won)
Loss Per Share
   Loss from continuing operations                       (Won)  445,238   (Won)   125,388    (Won)  (11,060)
   Loss from discontinued operations                            160,846                 -                 -
                                                         --------------    --------------    --------------
   Basic (diluted ) net loss per share                   (Won)  606,084    (Won)  125,388    (Won)  (11,060)
                                                         ==============    ==============    ==============

14.   ADVERTISING COSTS:

Advertising costs, amounting to (Won)10,886 million, (Won)12,431 million and
(Won)9,246 million for the years ended December 31, 2002, 2003 and 2004, respectively, were expensed as incurred.

15.   RELATED PARTY TRANSACTIONS:

The followings are major balances and transactions with related parties as of and for the years ended December 31, 2002, 2003 and 2004 (won in millions).

                                2002           2003           2004
                           -------------  -------------  -------------
Trigem Computer, Inc (*).
   Revenues                (Won)     384  (Won)      51  (Won)     535
   Purchases                           -              -          2,802
   Accounts payable                  228              1            346
   Interest expense                2,321              -              -
   Accounts receivable               469              4             76

TG Ubase, Inc. (*)
   Accounts receivable             1,343             82              -
   Commission expense             36,530         29,788         23,575
   Accounts payable               13,740              -          4,984
   Revenues                           77              1             21
   Other assets                    2,118              -            873

Microsoft Corporation
   Commission expense              2,763          2,519              -
   Accrued expenses                3,445              -              -

Nowcom Co., Ltd. (*)
   Revenues                          583            304             20
   Commission expense              1,278              -              -
   Purchase                            -            738            349
   Accounts receivable                60             73             31
   Accounts payable                  460            333            115

Softbank
   Revenues                          712              -              -
   Interest expense                  995              -              -
   Accrued expenses                   54              -              -
   Bonds                           7,097              -              -

Naray & Company Inc. (*)
   Interest expenses               1,346          1,346              -
   Loans to others                11,500         11,500              -
   Revenues                            -              2              -

Kinam Broadcasting Inc.
   Revenues                            -            252            673
   Commission expense                  -              -            319
   Accounts receivable                 -            144             67
   Accounts payable                    -              -            529

(*) These companies had been the stockholders of the Company until the shares were cancelled by the restructuring plan, as explained in Note 1.

The Company's transactions with its related parties are incurred in the normal course of operations including call center service fees and others.

16.   FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The estimated fair value of the Company's long term debt and bonds as of December 31, 2003 and 2004 are as follows (won in millions).

                                          2003                            2004
                            ------------------------------  ------------------------------
                            Carrying amount   Fair value    Carrying amount    Fair value
                            ---------------  -------------  ---------------  -------------
Long - term debt,
 Including current portion  (Won)   161,505  (Won) 160,312  (Won)   114,831  (Won)  87,496
Bonds                               294,716        294,725          282,269        215,076

17.   SEGMENT INFORMATION:

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The Company operates in primarily one segment: broadband internet access services. In 2004, the activity in the Company's other operating segments, portal services and the special purpose entity were below the quantitative thresholds of SFAS No. 131- "Disclosures about Segments of an Enterprise and Related Information" and the Company does not believe that disaggregated segment information for prior years has any continuing significance.

There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.