Form 20-F/A
period 2004-12-31
KOREA THRUNET CO LTD
filed 2005-11-01
CIK 1097714

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM 20-F/A
                                (AMENDMENT NO. 1)

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

Commission file number:  000-30374
                         ---------


                             KOREA THRUNET CO., LTD.
             (Exact name of registrant as specified in its charter)

                              The Republic of Korea
                 (Jurisdiction of incorporation or organization)

                                Asia One Building
                                 17-7 Yoido-dong
                                 Youngdeungpo-ku
                              Seoul, Korea 150-874
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  Title of Each Class

                                                           Name of each exchange
                                                            on which registered
Class A common shares, par value Won 2,500 per share .............. N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A common shares, par value Won 2,500 per share ................. 7,802,601

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes    X        No
             ------        -----

Indicate by check mark which financial statement item the registrant has selected to follow.

        Item 17          Item 18    X
                ------           --------

                                EXPLANATORY NOTE

     This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2004, which was filed with the U.S. Securities and Exchange Commission on July 15, 2005 (the "2004 Form 20-F"), is being filed to add to
Item 18 the audit report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, with respect to our consolidated financial statements as of December 31, 2002 and 2003 and for the fiscal years ended December 31, 2002 and 2003. Such audit report was inadvertently omitted from the 2004 Form 20-F. Our consolidated financial statements as of December 31, 2004 and for the fiscal year ended December 31, 2004 were audited by Deloitte HanaAnjin LLC, an independent registered public accounting firm. The report of Deloitte HanaAnjin LLC on the consolidated financial statements as of and for the fiscal year ended December 31, 2004 was filed with the 2004 Form 20-F.

     This Amendment No. 1 continues to speak as of the date of the original filing of the 2004 Form 20-F and does not purport to amend, update or restate (other than as described above) the information contained in the 2004 Form 20-F filed on July 15, 2005 or reflect any events that have occurred after the 2004 Form 20-F was filed.

                         ITEM 18 -- FINANCIAL STATEMENTS

             Report of Independent Registered Public Accounting Firm

     To the Trustee and Stockholders of Korea Thrunet Co., Ltd.:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Korea Thrunet Co., Ltd. and its subsidiaries (the "Company") at December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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



     /s/Samil PricewaterhouseCoopers
     Samil PricewaterhouseCoopers
     Seoul, Korea
     March 19, 2004

                               ITEM 19 -- EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit
Number                                                   Description
-------                                                  -----------
1.1     X    Articles of Incorporation of Thrunet as amended on April 29, 2005
             (English translation).(6)
4.1     --   Agreement on Supply and Use of GBS Circuit dated February 27, 2001, between Thrunet and Powercomm
             (including English translation).*(2)
4.2     X    Agreement for Improvement of Financial Structure dated September 14, 2001, between Thrunet and KDB
             (including English translation).(3)
4.3     X    Agreement on the Establishment of, Contribution to and General Matters relating to Korea.com dated
             June 12, 2001, between Thrunet and Korea.com Communications (including English translation).(3)
4.4     X    Accounts Receivable Transfer Agreement dated June 29, 2001, between Thrunet and Multiplus Ltd.
             (including English translation).(3)
4.5     X    Trust Deed dated December 12, 2001, between Thrunet and Kookmin Bank
             (including English translation).(3)
4.6     X    Beneficiary Certificates Assignment Agreement dated December 12, 2001, between Thrunet and ENS
             Securitization Limited (including English translation).(3)
4.7     X    Agreement on Provision and Use of Facilities dated July 21, 2001, between Thrunet and SK Telecom
             (including English translation).(3)
4.8     X    Subscribers and Assets Transfer Agreement dated August 31, 2001, between Thrunet and SK Telecom
             (including English translation).(3)
4.9     X    Agreement on Provision and Use of Telecommunication Facilities dated June 18, 2001, between Thrunet and
             Dacom Corporation (including English translation).(3)
4.10    X    Agreement on Provision of Transferred Facilities following Asset Transfer Agreement dated July 31, 2002, between Thrunet and Powercomm (English translation).(4)
4.11    X    Agreement Supplemental to the Agreement on Provision and Use of Fiber Optic Communication Cable
             Facilities dated January 1, 2004, between Thrunet and SK Telecom (English translation).(5)
4.12    X    Agreement for Acquisition of Korea Thrunet Co., Ltd. dated February 4, 2005, between Thrunet and hanarotelecom incorporated (English translation).(6)
8.1     X    A list of Thrunet's significant subsidiaries.(6)
11.1    X    Code of Ethics (English translation).(6)
12.1    X    Section 302 Certification of Chief Executive Officer or Equivalent pursuant to Rule 13a-14(a).(7)
12.2    X    Section 302 Certification of Chief Financial Officer or Equivalent pursuant to Rule 13a-14(a).(7)
13.1    X    Section 906 Certification required by Rule 13a-14(b) and 18 U.S.C. Section 1350.(7)
14.1    X    Network Operator Designation (including English translation).(1)
14.2    X    Network Service Provider License for Internet Access Services (including English translation).(6)
14.3    X    Special Service Provider (Type 2 Reseller) License as amended on April 21, 2005 (including English translation).(6)

* Confidential treatment has been requested. Confidential materials have been redacted and have been separately filed with the Securities and Exchange Commission.
1 Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 1999.
2 Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2000.
3 Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2001.
4 Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2002.
5 Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2003.
6 Previously filed as an exhibit to our Form 20-F (File No. 000-30374) filed on July 15, 2005 and incorporated herein by reference.
7    Filed herewith.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.


Date: November 1, 2005




                                             KOREA THRUNET CO., LTD.


                                             By:  /s/ Soon-Yub Samuel Kwon
                                                --------------------------------
                                             Name:  Soon-Yub Samuel Kwon
                                             Title: Chief Executive Officer